Form 10-K, Exhibit 13
period 2006-12-31
Skagit State Bancorp, Inc.
filed 2007-03-28
CIK 1366986

EXHIBIT 13

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

December 31, 2006, 2005 and 2004

SELECTED FINANCIAL DATA
TO OUR STOCKHOLDERS AND FRIENDS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FINANCIAL STATEMENTS
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS; QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
CORPORATE DIRECTORY
LOCATION DIRECTORY
STOCK INFORMATION

ANNUAL MEETING	The annual meeting of stockholders will be held at 7:30 p.m. on Wednesday, April 18, 2007 at the Cottontree Convention Center, 2300 Market Street, Mount Vernon, Washington.

SELECTED FINANCIAL DATA
(dollars in thousands except share and per share data)

As of and for the year ended December 31,	2006	2005	2004	2003	2002

STATEMENT OF INCOME
Interest income	$33,219	$29,014	$24,557	$23,623	$24,255
Interest expense	10,000	6,413	4,494	5,523	7,701
Net interest income	23,219	22,601	20,063	18,100	16,554
Provision (benefit) for loan losses	—	(50)	1,782	2,096	1,082
Net interest income after provision (benefit) for loan losses	23,219	22,651	18,281	16,004	15,472
Non-interest income	3,214	3,175	3,270	3,337	2,793
Non-interest expense	14,568	14,186	13,304	12,017	11,269
Income before income taxes	11,865	11,640	8,247	7,324	6,996
Income tax expense	3,177	3,110	2,345	1,890	2,121
Net income	$8,688	$8,530	$5,902	$5,434	$4,875
Basic earnings per share	$12.69	$12.06	$8.35	$7.65	$6.69
Diluted earnings per share	$12.68	$12.06	$8.35	$7.65	$6.69
Cash dividends declared per share	3.00	2.20	2.00	1.90	1.90

BALANCE SHEET
Total assets	$532,788	$521,879	$481,121	$495,520	$455,577
Net loans	320,568	295,436	351,922	352,142	307,979
Deposits	449,343	443,065	414,542	433,458	395,656
Securities sold under agreements to repurchase	14,102	11,298	6,189	6,155	4,444
Stockholders’ equity	66,544	65,373	58,733	54,552	53,363

KEY OPERATING RATIOS
Return on average stockholders’ equity	13.35%	13.71%	10.41%	10.24%	9.40%
Return on average assets	1.68%	1.71%	1.21%	1.16%	1.13%
Net interest margin	4.83%	4.87%	4.55%	4.24%	4.23%
Average stockholders’ equity to average assets	12.55%	12.45%	11.63%	11.29%	12.04%
Dividend pay-out ratio	23.64%	18.24%	23.96%	24.83%	28.42%
Book value per share	$98.80	$92.43	$83.06	$77.14	$73.43

March 27, 2007

To Our Stockholders and Friends,

This annual report, covering the operations of Skagit State Bancorp, Inc. for the twelve month period ending December 31, 2006, is submitted to you for your review.  The year 2006 was again very strong as reflected in our excellent financial results highlighted below.

Net income for the year was $8,688,000, yielding basic earnings per share to our stockholders of $12.69.  Total assets were $532,788,000, net loans were $320,568,000, and deposits were $449,343,000.  The return on average assets (ROAA) was 1.68% and return on average equity (ROAE) was 13.35%.

Skagit State Bank is merely a year away from celebrating fifty (50) years of independence as a community bank in Washington State.  In the past few years, we have focused on building the right team and continuing to enhance our product offerings to offer the best product mix to our customers and non-customers.  In the coming year, we will continue to focus on  how we deliver products and services.  By providing a good mix of products and services to satisfy our customers, we solidify our relationships with existing customers and work to bring new customers in to the Bank. With the right template in place, the Bank is positioned well for growth in our market areas.

We sincerely thank the employees and officers of the Bank for their role in providing outstanding service to our customers and friends.  In addition, it goes without saying, that it is important to thank our loyal stockholders; for the support you have given Skagit State Bank in the past and for your commitment to continue to do so in the future.  Going forward, we are excited by the opportunities we see in our markets and we will continuously strive to provide quality banking services as a premier independent bank in the Northwest.

Sincerely,

Cheryl R. Bishop
President and
Chief Executive Officer

C E R T I F I E D   P U B L I C   A C C O U N T A N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Skagit State Bancorp, Inc.

We have audited the accompanying balance sheets of Skagit State Bancorp, Inc. and Subsidiary as of December 31, 2006 and 2005 and the related statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skagit State Bancorp, Inc. and Subsidiary as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Portland, Oregon
March 28, 2007

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

December 31,	2006	2005

ASSETS

ASSETS
Cash and due from banks	$21,535	$24,975
Federal funds sold	25,700	88,090
Investment securities
Available-for-sale, at fair value	113,941	69,853
Held-to-maturity, at amortized cost	35,034	29,197
Loans	325,744	300,614
Allowance for loan losses	(5,176)	(5,178)
Net loans	320,568	295,436
Bank premises and equipment, net	11,289	10,734
Accrued interest receivable	3,414	2,371
Other assets	1,307	1,223
TOTAL ASSETS	$532,788	$521,879

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits
Interest-bearing	$368,093	$366,193
Non-interest-bearing	81,250	76,872
Total deposits	449,343	443,065
Securities sold under agreements to repurchase	14,102	11,298
Other liabilities	2,799	2,143
Total liabilities	466,244	456,506

COMMITMENTS AND CONTINGENCIES (Notes 9 and 13)

STOCKHOLDERS’ EQUITY
Common stock no par value, 5,000,000 shares authorized, 673,532 and 707,237 shares issued and outstanding at December 31, 2006 and 2005 respectively	13,935	14,604
Accumulated other comprehensive loss, net of tax	(269)	(370)
Retained earnings	52,878	51,139
Total stockholders’ equity	66,544	65,373
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$532,788	$521,879

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

(dollars in thousands, except earnings per share)

Years Ended December 31,	2006	2005	2004

INTEREST INCOME
Interest and fees on loans	$25,556	$24,496	$22,707
Investment securities
Taxable	4,147	1,451	717
Exempt from federal income tax	808	789	732
Federal funds sold	2,708	2,278	401
Total interest income	33,219	29,014	24,557
INTEREST EXPENSE
Deposits	9,526	6,207	4,434
Securities sold under agreements to repurchase	474	206	60
Total interest expense	10,000	6,413	4,494
NET INTEREST INCOME	23,219	22,601	20,063
Provision (benefit) for loan losses	—	(50)	1,782
NET INTEREST INCOME AFTER PROVISION (BENEFIT) FOR LOAN LOSSES	23,219	22,651	18,281
NON-INTEREST INCOME
Service charges on deposits	2,170	2,150	2,164
Other	1,044	1,025	1,106
Total non-interest income	3,214	3,175	3,270
NON-INTEREST EXPENSES
Salaries	6,912	6,483	5,860
Payroll taxes and employee benefits	1,634	1,416	1,332
Bank premises and equipment	1,271	1,118	1,008
Occupancy	688	665	680
State business taxes	447	416	426
Advertising	674	607	448
Other	2,942	3,481	3,550
Total non-interest expenses	14,568	14,186	13,304
INCOME BEFORE PROVISION (BENEFIT) FOR INCOME TAX	11,865	11,640	8,247
PROVISION (BENEFIT) FOR INCOME TAX
Current	3,261	3,168	2,342
Deferred	(84)	(58)	3
Total provision for income tax	3,177	3,110	2,345
NET INCOME	$8,688	$8,530	$5,902
BASIC EARNINGS PER SHARE	$12.69	$12.06	$8.35
DILUTED EARNINGS PER SHARE	$12.68	$12.06	$8.35

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands except share and per share amounts)	Common Stock		Accum. Other Comprehensive	Retained	Total Stockholders’	Comprehensive
	Shares	Amount	Income (Loss)	Earnings	Equity	Income
BALANCE, December 31, 2003	707,137	$14,591	$283	$39,678	$54,552
Comprehensive income
Net income
Other comprehensive income	—	—	—	5,902	5,902	5,902
Unrealized gains on available-for-sale securities, net of taxes of $97	—	—	189	—	189	189
Unrealized loss on available-for-sale securities, net of tax benefit of $255	—	—	(495)	—	(495)	(495)
Total other comprehensive loss						(306)
Comprehensive income						$5,596
Cash dividend declared, $2.00 per share	—	—	—	(1,415)	(1,415)
BALANCE, December 31, 2004	707,137	14,591	(23)	44,165	58,733
Comprehensive income
Net income	—	—	—	8,530	8,530	$8,530
Other comprehensive income
Unrealized gains on available-for-sale securities, net of taxes of $88	—	—	169	—	169	169
Unrealized loss on available-for-sale securities, net of tax benefit of $266	—	—	(516)	—	(516)	(516)
Total other comprehensive loss						(347)
Comprehensive income						$8,183
Cash dividend declared, $2.20 per share	—	—	—	(1,556)	(1,556)
Common stock issued	100	13	—	—	13
BALANCE, December 31, 2005	707,237	14,604	(370)	51,139	65,373
Comprehensive income
Net income	—	—	—	8,688	8,688	$8,688
Other comprehensive income
Unrealized gains on available-for-sale securities, net of taxes of $391	—	—	760	—	760	760
Unrealized loss on available-for-sale securities, net of tax benefit of $340	—	—	(659)	—	(659)	(659)
Total other comprehensive income						101
Comprehensive income						$8,789
Cash dividend declared, $3.00 per share	—	—	—	(2,028)	(2,028)
Common stock redemption	(33,805)	(701)		(4,921)	(5,622)
Common stock issued	100	32	—	—	32
BALANCE, December 31, 2006	673,532	$13,935	$(269)	$52,878	$66,544

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS

(dollars in thousands)

Years Ended December 31,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,688	$8,530	$5,902
Adjustments to reconcile net income to net cash flows from operating activities
Provision (benefit) for loan losses	—	(50)	1,782
Provision for other real estate owned losses	—	15	150
Depreciation	848	778	702
Gain on sale of premises and equipment	(22)	(23)	—
Loss (gain) on sale of other real estate owned	(183)	(213)	234
Amortization of investment security premiums and discounts, net	(74)	(17)	(7)
Provision for deferred income taxes	(84)	(58)	3
Stock compensation for employee services	32	13	—
Changes in operating assets and liabilities
Decrease (increase) in interest receivable	(1,043)	(578)	57
Decrease (increase) in other assets	(51)	971	(167)
Increase (decrease) in other liabilities	656	486	302
Net cash flows from operating activities	8,767	9,854	8,958
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities of investment securities — available-for-sale	24,885	11,425	19,110
Purchases of investment securities — available-for-sale	(68,747)	(48,138)	(22,248)
Proceeds from maturities of investment securities — held-to-maturity	6,471	14,586	6,642
Purchases of investment securities — held-to-maturity	(12,308)	(16,630)	(14,914)
Net decrease (increase) in federal funds sold	62,390	(63,090)	20,000
Net decrease (increase) in loans	(24,949)	56,312	(64)
Purchase of premises and equipment	(1,406)	(304)	(683)
Proceeds from sale of premises and equipment	25	23	17
Proceeds from sale of other real estate owned	—	1,618	1,595
Net cash flows from investing activities	(13,639)	(44,198)	9,455
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	(17,265)	4,734	(8,308)
Net increase (decrease) in time deposits	23,543	23,789	(10,608)
Amount paid for redemption of common stock	(5,622)	—	—
Net increase in securities sold under agreements to repurchase	2,804	5,109	34
Cash dividends	(2,028)	(1,556)	(1,415)
Net cash flows from financing activities	1,432	32,076	(20,297)
NET CHANGE IN CASH AND DUE FROM BANKS	(3,440)	(2,268)	(1,884)
CASH AND DUE FROM BANKS, beginning of year	24,975	27,243	29,127
CASH AND DUE FROM BANKS, end of year	$21,535	$24,975	$27,243
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for income taxes	$3,238	$2,951	$2,106
Cash paid during the year for interest	$9,862	$6,296	$4,585
SUPPLEMENTAL INFORMATION ABOUT NONCASH FINANCING AND INVESTING ACTIVITIES
Property taken in settlement of loans	$485	224	$2,019
Property sold through seller financing	$668	—	$521

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation and Use of — On June 30, 2006, at the completion of the corporate reorganization, pursuant to the Plan and Agreement of Reorganization and Merger dated January 17, 2006, Skagit State Bank became a wholly-owned subsidiary of Skagit State Bancorp, Inc. In accordance with the plan, each outstanding whole share of Skagit State Bank common stock (675,930 shares) immediately before completion of the reorganization, was exchanged for one share of Skagit State Bancorp, Inc. common stock. As the successor holding company and subsidiary Bank represent only a reorganization of corporate structure, there was no effect from the reorganization upon previously issued financial statements other than a recapitalization from $10 par value to no par value common stock.  As a result, the reorganization has been accounted for on a retrospective basis as if the current structure had previously existed.

The accompanying consolidated financial statements include the accounts of Skagit State Bancorp, Inc. and its subsidiary Skagit State Bank, (collectively, “Company” or “Bancorp”). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. All significant inter-company accounts and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Nature of Operations — Skagit State Bank (the “Bank”) provides a full range of banking services to individual and corporate customers through its 13 branches in Skagit, Snohomish and Whatcom counties. The Bank is subject to significant competition from other financial institutions. The Bank is also subject to the regulations of certain federal and state of Washington agencies and undergoes periodic examinations by those regulatory authorities. The Bank began operations in 1958 and is a state-chartered commercial bank with its headquarters in Burlington (Skagit County), Washington.

Estimates — In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses for the periods presented, and assets and liabilities as of the date of the balance sheet. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and deferred income taxes. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Bancorp’s financial statements; accordingly, it is possible that actual results could differ from these estimates or assumptions, which could have a material effect on the reported amounts of the consolidated financial position and results of operation.

Cash, Cash Equivalents and Federal Funds Sold — For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and due from banks, all of which have original maturities of three months or less.

Included in cash and due from banks are legally reserved amounts which are required to be maintained on an average basis in the form of cash and balances due from the Federal Reserve Bank and other banks. Reserve requirements approximated $662,000 and $547,000 million as of December 31, 2006 and 2005, respectively.

The Bancorp maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Bancorp has adequate liquidity to accommodate fluctuations in deposit levels, fund operations, provide for customer credit needs and meet obligations and commitments on a timely basis. The Bancorp has generally been a net seller of federal funds. The Bancorp’s federal funds sold were $25.7 million and $88.1 million at December 31, 2006 and 2005, respectively.

Investment Securities — Investments securities may be classified into one of three categories: 1) held-to-maturity (HTM), 2) available-for-sale (AFS), or 3) trading.  The Bancorp holds no investments classified as trading securities.

Investment securities are categorized as held-to-maturity when the Bancorp has the intent and ability to hold those securities to maturity. These securities are carried at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income using the interest method over the period to call or maturity.

Investment securities categorized as available-for-sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available-for-sale securities are recorded at fair value, with the net unrealized gain or loss included as other comprehensive income within the statement of stockholders’ equity, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

Securities available-for-sale may be sold in response to changes in market interest rates, repayment rates, the need for liquidity, and changes in the availability and yield on alternative investments.  Investments with fair values that are less than amortized cost are considered impaired.  Impairment may result from either a decline in the financial condition of the issuing entity or, in the case of fixed rate investments, from rising interest rates.  At each financial statement date, management assesses each investment to determine if impaired investments are temporarily impaired or if the impairment is other-than-temporarily impaired. If the investment is deemed to be other-than-temporarily impaired, the security is written down in the period in which such determination is made. Such write-downs would be included in earnings as realized losses.

Loans — Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs. Interest income is accrued on the unpaid principal balance.

Loan origination fees including commitment fees and certain direct origination costs are capitalized and generally amortized into interest income as an adjustment to the loan yield using the interest method.

A loan is considered impaired when management determines that it is probable that the Bancorp will be unable to collect all contractual amounts of principal and interest as scheduled in the loan agreement. These loans include loans in nonaccrual status and other loans that management considers to be impaired. The recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan, the observable fair market value of the loan or the estimated fair value of the loan’s collateral.

Loans are defined as delinquent when any payment of principal and/or interest is past due. Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful or when the loan becomes 90 or more days past due. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed and charged against interest income. Payments received on nonaccrual loans are generally applied to principal.  However, based on management’s assessment of the ultimate collectibility of an impaired or nonaccrual loan, interest income may be recognized on a cash basis. Nonaccrual loans are returned to accrual when the loan is brought current, and when in the opinion of management, the borrower has demonstrated the ability to resume payments of principal and interest.  Interest income on restructured loans is recognized pursuant to the terms of a new loan agreement.

The allowance for loan losses is maintained at a level deemed adequate to provide for estimated future losses. The Bancorp has a systematic methodology for evaluating the adequacy of the allowance for loan losses and the allowance is evaluated on a quarterly basis. The allowance consists of specific, general and unallocated components.  The allowance is based upon the Bancorp’s periodic evaluation of the pertinent factors underlying the quality of the loan portfolio, including changes in size and composition of the loan portfolio, levels and trends in losses and delinquencies, actual loan loss experience, current economic conditions, specific industry conditions, loan concentrations, detailed analysis of individual loans for which full collectibility may not be assured and the determination of the existence and the realizable value of the collateral securing the loans. The general allowance is then calculated, by applying a loss percentage factor to the different loan types and the different risk gradings.  In addition, as part of the process, a specific allowance is determined based on the Bancorp’s review of classified or non-performing loans for specific weaknesses and evaluation of those loans for impairment and loss exposure. The unallocated component of the allowance reflects the margin of imprecision in inherent in the underlying assumptions used in the methodologies for estimated specific and general losses in the loan portfolio.

Additions to the allowance, in the form of provisions, are reflected in current operating results, while charge-offs to the allowance are made when a loss is determined to have occurred.  The ultimate recovery of loans is susceptible to future market factors beyond the Bancorp’s control. These factors may result in losses or recoveries differing significantly from those provided in the Bancorp’s financial statements. The Bancorp’s periodic evaluation of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans.  Such agencies may require the Bancorp to recognize additional provisions or adjustments to its allowance for loan losses based on their judgment using information available to them at the time of their examination.

Bank Premises and Equipment — Bank premises and equipment are shown at cost less accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life ranges up to 30 years for buildings and improvements and ranges from 3 to 7 years for all furniture, fixtures and equipment.  Upon sale or retirement, the cost and related accumulate depreciation are removed from the respective property or equipment accounts, and the resulting gains or losses are reflected in operations.   Expenditures for maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned — Other real estate owned includes properties acquired through foreclosure. These properties are recorded at the lower of cost or estimated fair value less estimated costs to sell. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

Subsequent to the transfer to other real estate owned, these assets continue to be recorded at the lower of cost or fair value (less estimated cost to sell), based on periodic evaluations. Generally, legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property are capitalized to the extent they are deemed to be recoverable; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in non-interest income or expense.

Borrowings — The Bancorp offers repurchase agreements to its customers.  The agreements are fully collateralized by certain securities of the U.S. Government and its agencies and other approved investments including FHLB, FFCB and FHLMC securities under agreements to repurchase. In addition, the Bancorp has the capacity to borrow funds from the Federal Reserve Bank.  This credit line has pledge requirements whereby the Bancorp must pledge collateral sufficient to cover any advance taken.  The Bancorp also has federal funds credit lines at other financial institutions which are subject to the financial institution’s availability of funds and the Bancorp’s financial position.  As of December 31, 2006, the Bancorp had $35.0 million in approved unused credit lines from other financial institutions.

Income Tax — The Bancorp files a consolidated federal income tax return.  The Bancorp accounts for income taxes using the liability method and deferred taxes are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.  Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between the Bancorp’s financial statements and its tax returns. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Financial Instruments — In the ordinary course of business, the Bancorp has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit-card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising Costs — The Bancorp expenses advertising costs as they are incurred.

Earnings Per Share — Basic earnings per share amounts are computed based on the weighted average number of shares outstanding. Diluted earnings per share is calculated by dividing net income by diluted weighted average shares outstanding, which includes common stock equivalents outstanding using the treasury stock method.

Stock Based Compensation —The Bancorp has a stock-based equity compensation plan which is described more fully in Note 8.  Under this plan, the Bancorp is authorized to grant options or restricted stock up to 100,000 shares.  In addition to this share-based payment plan, the Bancorp has granted stock pursuant to an employment agreement with an executive officer.

The Bancorp adopted Financial Accounting Standards (SFAS) No. 123 (R), “Share Based Payment,” on January 1, 2006 using the modified prospective method.  Under this method, awards that are granted, modified, or settled after December 31, 2005, are measured and accounted for in accordance with SFAS No. 123(R).  Also, under this method, compensation expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date.  Results for prior periods have not been restated.

Prior to the adoption of SFAS No. 123 (R), the Bancorp accounted for stock compensation under the intrinsic value method permitted by Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations.  Under APB No. 25, the Bancorp recognized compensation at the measurement date of the amount, if any, that the market price of the Bancorp’s common stock exceeded the exercise price.

Reclassifications — Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on retained earnings or net income as previously reported.

NOTE 2 — INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD

The following tables summarize the aggregate amortized cost and estimated fair value of investment securities as of December 31:

	2006
	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
Available-For-Sale Securities
U.S. government agencies	$90,882	$40	$402	$90,520
Mortgage-backed securities	19,849	—	72	19,777
State and political subdivisions	3,618	42	16	3,644
Total available-for-sale	114,349	82	490	113,941
Held-To-Maturity Securities
State and political subdivisions	35,034	89	253	34,870
Total held-to-maturity	35,034	89	253	34,870
Total investment securities	$149,383	$171	$743	$148,811

	2005
	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
Available-For-Sale Securities
U.S. government agencies	$66,918	$3	$600	$66,321
State and political subdivisions	3,496	50	14	3,532
Total available-for-sale	70,414	53	614	69,853
Held-To-Maturity Securities
State and political subdivisions	29,197	217	266	29,148
Total held-to-maturity	29,197	217	266	29,148
Total investment securities	$99,611	$270	$880	$99,001

The following table shows the gross unrealized losses and fair values of investments with unrealized losses that are deemed to be temporarily impaired.

	2006
	Less Than 12 Months		12 Months or Greater		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities
U.S. government agencies	$33,865	$85	$42,666	$316	$76,531	$401
Mortgage-backed securities	19,777	72	—	—	19,777	72
State and political subdivisions	505	3	1,177	14	1,682	17
Total available-for-sale	54,147	160	43,843	330	97,990	490
Held-To-Maturity Securities
State and political subdivisions	13,702	138	11,697	115	25,399	253
Total held-to-maturity	13,702	138	11,697	115	25,399	253
Total investment securities	$67,849	$298	$55,540	$445	$123,389	$743

	2005
	Less Than 12 Months		12 Months or Greater		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities
U.S. government agencies	$46,544	$430	$17,827	$169	$64,371	$599
State and political subdivisions	1,189	12	98	3	1,287	15
Total available-for-sale	47,733	442	17,925	172	65,658	614
Held-To-Maturity Securities
State and political subdivisions	7,655	63	5,156	203	12,811	266
Total held-to-maturity	7,655	63	5,156	203	12,811	266
Total investment securities	$55,388	$505	$23,081	$375	$78,469	$880

Certain investment securities shown above currently have fair values less than amortized cost and, therefore, contain unrealized losses.  At December 31, 2006, there were 105 investment securities with unrealized losses.  The Bancorp has evaluated these securities and believes that the decline in value is temporary and is related to the change in market interest rates since purchase, with no permanent sector or issuer credit concerns or impairments.  The Bancorp anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

Investments in state and municipal securities involve governmental entities within the State of Washington.  Investment securities with a book value of $24.5 million and $24.0 million and a fair market value of $24.3 million and $23.8 million, as of December 31, 2006 and 2005, respectively, were pledged to secure U.S. government and public deposits, securities sold under agreements to repurchase, and for other purposes as required by law. There were no sales of securities during 2006, 2005 and 2004.

The amortized cost and estimated fair value of investment securities at December 31, 2006, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2006
	Available-For-Sale		Held-To-Maturity
	Amortized	Estimated	Amortized	Estimated
(dollars in thousands)	Cost	Fair Value	Cost	Fair Value

U.S. government agencies
1 year	$12,967	$12,892	$—	$—
2-5 years	55,962	55,694	—	—
6-10 years	21,953	21,934	—	—
Mortgage-back end securities
1 year	—	—	—	—
2-5 years	—	—	—	—
6-10 years	—	—	—	—
Over 10 years	19,849	19,777	—	—
State and political subdivisions
1 year	151	150	2,999	2,993
2-5 years	2,601	2,608	6,740	6,748
6-10 years	369	371	9,321	9,379
Over 10 years	497	515	15,974	15,750
Total investment securities	$114,349	$113,941	$35,034	$34,870

Investments in federal funds sold are made with major banks. To reduce risk, the Bancorp will generally invest no more than $10,000,000 in federal funds sold with any one bank.

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES

Most of the Bancorp’s business activity is with customers located within Skagit, Snohomish and Whatcom Counties. The Bancorp originates commercial, real estate and consumer loans. Generally, loans are secured by accounts receivable, inventory, deposit accounts, personal property or real estate. Rights to collateral vary and are legally documented to the extent practicable.

Real estate loans comprise the largest category of loans.  While the Bancorp has significant balances within this lending category, these real estate secured loans are well diversified between the defined segments of this portfolio. The real estate secured portfolio consists of both commercial purpose loans and consumer purpose loans.  These loans are collateralized by, but not limited to property types such as office buildings, retail buildings, owner occupied business properties, multi-family properties, farm land, timber land, residential land development and residential properties.  Although the Bancorp has a diversified loan portfolio, economic conditions may affect borrowers’ ability to meet the stated repayment terms.

The Bancorp has developed processes and policies to monitor and manage concentrations of credit within defined segments of the loan portfolio. The Bancorp believes that its loan policies and concentration policies minimize risk in its loan portfolio.

The major components of loans at December 31 are as follows:

(dollars in thousands)	2006	2005
Real Estate
Residential and commercial	$194,989	$194,273
Construction	32,031	23,597
Commercial, industrial and agricultural	72,033	70,923
Consumer	28,385	13,724
	327,438	302,517
Less deferred loan fees	(1,694)	(1,903)
Total loans	$325,744	$300,614

Contractual maturities of loans as of December 31, 2006 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

(dollars in thousands)	Within one year	One to five years	After five years	Total
Real Estate
Residential and commercial	$38,353	$25,795	$7,885	$72,033
Construction	14,244	6,776	11,011	32,031
Commercial, industrial and agricultural	38,629	129,089	27,271	194,989
Consumer	8,196	10,360	9,829	28,385
Total	$99,422	$172,020	$55,996	$327,438

The Bancorp originates both variable and fixed-rate loans.  At December 31, 2006 and 2005, respectively, approximately $142.6 million and $200.0 million of loans outstanding were variable rate loans. The Bancorp’s variable rate loans typically do not contain interest rate floors or caps. Loans serviced for others totaled $8.0 million and $13.0 million, respectively, as of December 31, 2006 and 2005.

The following is an analysis of the changes in the allowance for loan losses:

(dollars in thousands)	2006	2005	2004
Balance, beginning of year	$5,178	$5,830	$5,811
Provision (benefit) charged to operations for loan losses	—	(50)	1,782
Loans charged off	(1,263)	(901)	(1,910)
Recoveries on loans previously charged off	1,261	299	147
Balance, end of year	$5,176	$5,178	$5,830

The following is a summary of non-accrual and impaired loans:

(dollars in thousands)	2006	2005	2004
Nonaccruing loans	$5,734	$4,116	$5,814
Other impaired loans	1,913	2,318	10,803
Loans 90 days past due and still accruing	—	—	23
Total impaired loans	$7,647	$6,434	$16,640

Allowance for loan losses related to impaired loans	$1,570	$1,214	$1,507
Average balance of impaired loans	$7,895	$9,247	$18,146
Interest income collected on impaired and nonaccruing loans	$340	$217	$1,041

Additional interest income of $380,000, $144,000 and $10,000 would have been recorded for the year ended December 31, 2006, 2005 and 2004, respectively, had non-accrual loans been current in accordance with their original terms. At December 31, 2006, there were no significant commitments to lend to borrowers representing impaired and nonaccruing loans. At December 31, 2006, three relationships represented ninety-one percent of total impaired loans. Periodically, the Bancorp restructures loans by renewing or extending due dates as an accommodation to borrowers.  Principal and interest on these loans are recorded in accordance with their restructured terms.

NOTE 4 — BANK PREMISES AND EQUIPMENT

The major classifications of bank premises and equipment are as follows:

(dollars in thousands)	2006	2005
Land	$3,999	$3,863
Buildings and leasehold improvements	9,512	8,786
Furniture, fixtures and equipment	5,887	5,854
	19,398	18,503
Less accumulated depreciation	(8,109)	(7,769)
Total bank premises and equipment	$11,289	$10,734

Depreciation expense on premises and equipment was $848,000 in 2006, $778,000 in 2005 and $702,000 in 2004.

NOTE 5 — DEPOSITS

The major classifications of deposits and the total remaining maturities for time deposits at December 31 are as follows:

(dollars in thousands)	2006	2005
Non-interest-bearing demand	$81,250	$76,872
Interest-bearing demand	83,602	93,779
Money market deposit accounts	59,855	61,454
Savings	80,434	90,301
	305,141	322,406

Certificates of deposit
Due within one year	119,143	97,738
After one year but within two years	20,437	17,816
After two years but within three years	3,774	4,564
After three years but within four years	432	139
After four years but within five years	374	373
After five years	42	29
Total certificates of deposit	144,202	120,659
Total deposits	$449,343	$443,065

Certificates of deposit, greater than or equal to $100,000 included in the above amounts, totaled $66.4 million and $53.2 million at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, respectively, $597,000 and $211,000 in deposit overdrafts were reclassified as loans outstanding.

NOTE 6 — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bancorp offers repurchase agreements to its customers.  The agreements are fully collateralized by certain securities of the U.S. Government and its agencies and other approved investments including FHLB, FFCB and FHLMC securities under agreements to repurchase. The securities underlying the agreements were held by a safekeeping agent. Securities sold under agreements to repurchase were as follows:

(dollars in thousands)	2006	2005
Securities sold under agreements to repurchase	$14,102	$11,298
Weighted average interest rate at year end	3.70%	3.20%
Maximum month-end balance during the year	$15,945	$16,604
Average monthly balance during the year	13,223	8,085
Book value of collateral for agreements	21,012	21,996
Market value of collateral for agreements	20,871	21,795

As of December 31, 2006, all securities sold under agreements to repurchase were scheduled to mature during 2007 and their interest rates were variable with a range of 3.00% to 4.40%.

NOTE 7 — INCOME TAXES

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

	2006		2005		2004
(dollars in thouands)	Amount	Rate	Amount	Rate	Amount	Rate
Income tax provision at statutory rate	$4,034	34.0%	$3,958	34.0%	$2,804	34.0%
Effect of nontaxable interest income	(275)	(2.3)	(272)	(2.3)	(252)	(3.1)
Nondeductible expenses	344	2.9	289	2.5	203	2.5
Tax credits	(930)	(7.8)	(781)	(6.7)	(545)	(6.6)
Other	4	—	(84)	(0.8)	135	1.6
Total income taxes	$3,177	26.8%	$3,110	26.7%	$2,345	28.4%

The tax credits are from the Bancorp’s investment in Qualified Zone Academy Bonds.  In lieu of receiving periodic interest payments, the Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits become available one year after the bond is issued and each successive one year period thereafter until maturity.  At December 31, 2006 and 2005, the Bancorp had $20.6 million and $16.1 million in Qualified Zone Academy Bonds.

The following table shows the nature and components of the Bancorp’s net deferred tax asset as of December 31:

(dollars in thousands)	2006	2005
Deferred Tax Assets
Allowance for loan losses	$1,433	$1,340
Other deferred tax assets	18	63
Other accrued expenses	173	207
Unrealized loss on securities available-for-sale	139	190
Total deferred assets	1,763	1,800

Deferred Tax Liabilities
Deferred loan fees for tax purposes in excess of amounts deferred for financial reporting	(93)	(107)
Investment securities	(35)	(16)
Premises and equipment	(367)	(450)
Other	(35)	(27)
Total deferred liabilities	(530)	(600)
Net deferred tax asset	$1,233	$1,200

A valuation allowance against deferred tax assets has not been established as it is more likely than not, based on the Bancorp’s historical performance, that these deferred tax assets will be realized.

NOTE 8 — EMPLOYEE BENEFIT PLANS

The Bancorp has a 401(k) plan covering substantially all of its employees. Eligible employees may contribute amounts through payroll deductions. The Bancorp matches 100% of each eligible employee’s elected contributions, up to a maximum of 4% of the employee’s annual eligible compensation. At the discretion of the Board of Directors, the Bancorp also makes an annual profit sharing contribution of 2%, which is allocated to eligible employees based upon annual employee compensation. All employee contributions vest immediately and employer contributions vest over a 6 year period.  Employees have the option of investing contributions among selected mutual funds. During years ended December 31, 2006, 2005 and 2004, the Bancorp contributed approximately $317,000, $281,000 and $271,000, respectively, to the 401(k) plan.

A share-based payment plan was approved at the 2005 Shareholder meeting, held on April 20, 2005. The Bancorp is authorized to grant options or restricted stock of up to 100,000 shares.  This plan is primarily designed to recognize, motivate, reward and retain eligible employees.  In addition to this share-based payment plan, the Bancorp has restricted stock awards outstanding granted pursuant to an employment agreement with an executive officer.

The Bancorp adopted Financial Accounting Standards (SFAS) No. 123 (R), Share Based Payment on January 1, 2006 using the modified prospective method.  Under this method, awards that are granted, modified, or settled after December 31, 2005, are measured and accounted for in accordance with SFAS No. 123(R).  Also, under this method, compensation expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date.  Results for prior periods have not been restated.  The adoption of SFAS No. 123(R) resulted in equity compensation expense of approximately $32,000 in 2006.

Prior to the adoption of SFAS No. 123 (R), the Bancorp accounted for stock compensation under the intrinsic value method permitted by Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations.  Under APB No. 25, the Bancorp recognized compensation at the measurement date of the amount, if any, that the market price of the Bancorp’s common stock exceeded the exercise price.  In 2005, the Bancorp recorded approximately $13,000 in equity compensation expense.  There was no pro forma effect on the  Bancorp’s consolidated net income and diluted earnings per share in 2005 from the recognition of compensation expense for its stock based compensation under SFAS No. 123(R).

All options granted during 2006 were Incentive Stock Options. In order to qualify as Incentive Stock Options, options granted must meet certain IRS criteria which includes special criteria for employees with 10% or greater ownership in the company.  Options are granted to certain employees at a price equal to the market value of the stock on the dates that the options were granted and have a term of 10 years from the grant date.  Options granted to the Chief Executive Officer (10% owner) are granted at 110% of market value on the date of grant and have a term of 5 years from the date of grant.  All incentive stock options granted vest over a five year period.  The Bancorp measures the fair value of each stock option at the date of the grant, using the Black Scholes option valuation model.  The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense.  The following assumptions were used in arriving at the fair value of options granted during 2006:

	Employee options	CEO options
Expected price volatility	16.63%	16.63%
Risk-free interest rate	4.59%	4.60%
Dividend yield on underlying stock	2.10%	2.10%
Weighted-average expected life in years	7.00	5.00

Historical information was the primary basis for the selection of the expected volatility and expected dividend yield.  As the Bancorp does not have a history of stock options, an average or mid-point based on the vesting term and the expiration term was used in determining the weighted average expected life on options granted to employees.  The risk-free interest rate was selected based upon U.S. Treasury issues with a term equal to the expected life of the option being valued at the time of grant.  SFAS 123(R) requires the recognition of equity-based compensation for the number of awards that are expected to vest.  Estimated forfeitures will be evaluated in subsequent periods and may change based on new facts and circumstances.

The following table summarizes the activity related to options for 2006:

(dollars in thousands except per share amounts)	Shares	Weighted Average Exercise/Grant Price	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	—
Granted	14,000	$163.30	9.29	—
Exercised	—
Forfeited	—
Outstanding at December 31, 2006	14,000	$163.30	9.21	—
Exercisable at December 31, 2006	—

The unrecognized share-based compensation cost relating to stock option expense at December 31, 2006 is approximately $457,000, which will be recognized over the remaining vesting schedule of the options of approximately 4.92 years. The weighted average grant date fair value of options granted during 2006 was $33.38.  There were no stock options issued during 2005.

In 2006, there was no cash received from either options exercised or restricted stock awards exercised. No tax benefit and $7,700 tax benefit was realized on stock options and restricted stock awards, respectively, during 2006. The aggregate intrinsic value in the table above and following represents the total pretax intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option or award, times the number of shares).

The following table summarizes the activity relating to restricted stock awards for 2006:

(dollars in thousands except per share amounts)	Shares	Weighted Average Exercise/Grant Price	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	400	—	4.66	$64
Granted	1,205	—	5.00	$194
Exercised	100	—		$16
Forfeited	—
Outstanding at December 31, 2006	1,505		4.67	$242
Exercisable at December 31, 2006	—

Recipients of restricted stock awards do not pay any cash consideration to the Bancorp for the shares and receive all dividends with respect to all such shares, whether or not shares have vested.  The awards vest over a five year period.  The Bancorp measures the fair value of each stock award at the date of the grant and recognizes compensation based on the amount, if any, the market price of the Bancorp’s common stock exceeds the exercise price.  The unrecognized share-based compensation cost relating to restricted stock awards expense at December 31, 2006 is approximately $222,000, which will be recognized over the remaining years of the original five year vesting period of the awards. The weighted average grant date fair value of restricted stock awards granted during 2006 was $161.00.

NOTE 9 — COMMITMENTS

The Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, provide funds under existing lines of credit, standby letters of credit and municipal warrants. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of the Bancorp’s involvement in particular classes of financial instruments. The Bancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Commitments to originate loans or provide funds under existing lines of credit or to fund municipal warrants are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee and may be either fixed or variable interest rates. The Bancorp  generally expects commitments to be drawn upon, however, some of these commitments may not be drawn upon prior to expiration. Total commitment amounts may not necessarily represent future cash-flow requirements. The amount of collateral obtained, if it is deemed necessary by the Bancorp upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. Commercial and standby letters of credit are granted primarily to commercial borrowers. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Except for certain long-term guarantees, the majority of guarantees expire in one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bancorp has not incurred any losses on its letter of credit commitments in 2006, 2005 or 2004.  The following table represents the off-balance sheet commitments with their remaining terms as of December 31, 2006: (dollars in thousands)

	Total	Less Than One Year	One Year Through Three Years	Three Years Through Five Years	Thereafter
Unfunded commitments to extend credit	$63,374	$45,930	$9,356	$593	$7,495
Credit card arrangements	14,133	14,133	—	—	—
Commitments to fund municipal warrants	1,825	—	2	—	1,823
Standby letters of credit	2,764	2,106	657	—	1

NOTE 10 — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FASB Statement No. 107, “Disclosures About Fair Value of Financial Instruments”. The estimated fair values have been determined by the Bancorp using available market information and appropriate valuation methodologies.  However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value.  The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In that regard, the fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement on the instrument. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bancorp. The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value.

Cash, Due From Banks and Federal Funds Sold — The carrying value of cash, due from banks and federal funds sold approximates fair values due to the short-term nature of these instruments.

Investment Securities — The fair values for investment securities are based on quoted market prices, where available. If quoted market values are not available, fair values are based on quoted market prices of comparable instruments. The fair values of fixed rate warrants and qualified zone academy bonds, included in state and political subdivisions investment securities, are estimated using discounted cash flow analysis using interest rates currently being offered for warrants of similar terms or the current qualified zone academy bond interest rates. The carrying amount of accrued interest receivable approximates its fair value.

Loans — The fair values for variable-rate loans that reprice frequently are based on carrying values. The fair values of fixed-rate commercial, real estate mortgage, installment, and other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Deposits — The fair values disclosed for demand, savings, and money market accounts are equal to their carrying amounts. The fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits. The carrying amount of interest payable approximates its fair value.

Securities Sold Under Agreements to Repurchase — The carrying amounts of securities sold under agreements to repurchase approximates fair value.

Off-Balance-Sheet Instruments — Commitments to extend credit and standby letters of credit represent the principal categories of off-balance financial instruments. (See Note 9) The fair value of these instruments is not considered material since they are for relatively short periods of time and are subject to customary credit terms, which would not include terms that would expose the Bancorp to significant gains or losses.

The carrying amounts and estimated fair values of the Bancorp’s financial instruments at December 31, 2006 and 2005 are as follows:

	2006		2005
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and due from banks	$21,535	$21,535	$24,975	$24,975
Federal funds sold	25,700	25,700	88,090	88,090
Investment securities	148,975	148,811	99,050	99,001
Net loans	320,568	318,503	295,436	294,632
Accrued interest receivable	3,414	3,414	2,371	2,371

Financial Liabilities
Demand and savings deposits	305,141	305,141	322,406	322,406
Time deposits	144,202	144,191	120,659	120,663
Securities sold under agreements to repurchase	14,102	14,102	11,298	11,298
Accrued interest payable	457	457	319	319

NOTE 11 — RELATED PARTY TRANSACTIONS

Loans to directors, executive officers, principal stockholders of the Bancorp and their affiliates are subject to regulatory limitations. Related party loans and deposits are transacted as part of the Bancorp’s normal course of business, and are not subject to preferential terms or conditions.  At December 31, 2006 and 2005, loans outstanding to directors and executive officers were $14.8 million and $10.3 million, respectively.  Deposits from related parties totaled approximately $9.2 million and $7.7 million at December 31, 2006 and 2005, respectively.

NOTE 12 — STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS

Skagit State Bancorp and Skagit State Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bancorp’s financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, specific capital adequacy guidelines, that involve quantitative measures of the Bancorp’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices, must be met. The capital classifications are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures, established by regulation to ensure capital adequacy, require maintenance of minimum amounts and ratios (set forth in the table on the following page) of total and Tier I capital to risk weighted assets (as defined in the regulations), and of Tier I capital to average assets. As of the most recent notification from the Bank’s primary regulator, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2006, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were “well-capitalized” pursuant to such regulations.

The following table sets forth the amounts and ratios regarding actual and minimum regulatory capital requirements, together with the amounts and ratios required to meet the definition of a “well-capitalized” institution.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio	Amount		Minimum Ratio	Amount		Ratio
As of December 31, 2006
Total Capital
(to Risk-Weighted Assets)
Skagit State Bank	$71,548	17.96%	$31,878	≥	8.00%	$39,847	≥	10.00%
Skagit State Bancorp, Inc.	$71,796	18.02%	$31,878	≥	8.00%	$39,847	≥	10.00%
Tier I Capital
(to Risk-Weighted Assets)
Skagit State Bank	$66,565	16.71%	$15,939	≥	4.00%	$23,908	≥	6.00%
Skagit State Bancorp, Inc.	$66,813	16.77%	$15,939	≥	4.00%	$23,908	≥	6.00%
Tier I Capital
(to Average Assets)
Skagit State Bank	$65,565	12.66%	$21,031	≥	4.00%	$26,289	≥	5.00%
Skagit State Bancorp, Inc.	$66,813	12.71%	$21,031	≥	4.00%	$26,289	≥	5.00%

As of December 31, 2005
Skagit State Bank
Total Capital
(to Risk-Weighted Assets)	$70,140	19.98%	$28,079	≥	8.00%	$35,099	≥	10.00%
Tier I Capital
(to Risk-Weighted Assets)	$65,743	18.73%	$14,039	≥	4.00%	$21,059	≥	6.00%
Tier I Capital
(to Average Assets)	$65,743	12.53%	$20,985	≥	4.00%	$26,231	≥	5.00%

NOTE 13 — CONTINGENCIES

From time to time, the Bancorp may become a plaintiff and/or defendant in certain claims and legal actions arising in the ordinary course of commercial banking involving real estate lending transactions and other ordinary routine litigation incidental to the business of the Bancorp.  The Bancorp is not a party to any pending legal proceedings that the Bancorp believes would have a material adverse effect on the financial condition or results of operations of the Bancorp.

NOTE 14 — EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share for the years ended:

(dollars in thousands except share and per share amounts)	2006	2005	2004
Numerator:
Net income	$8,688	$8,530	$5,902
Denominator:
Denominator for basic earnings per share -
Weighted average shares outstanding	684,644	707,178	707,137
Effect of dilutive securities:
Stock options and restricted stock grants	438	459	—
Denominator for diluted earnings per share -
Weighted average shares outstanding	685,082	707,637	707,137
Basic earnings per share	$12.69	$12.06	$8.35
Diluted earnings per share	$12.68	$12.06	$8.35

NOTE 15 — PARENT COMPANY (ONLY) FINANCIAL INFORMATION

The following table presents the condensed financial statements for Skagit State Bancorp, Inc. (parent company only) at December 31, 2006:

Condensed Balance Sheet

December 31,	2006
Assets
Cash and due from banks	$285
Investment in subsidiaries	66,296
Total Assets	$66,581

Liabilities
Other liabilities	$37
Stockholders’ equity
Common stock	13,935
Accumulated other comprehensive loss, net of tax	(269)
Retained earnings	52,878
Total stockholders’ equity	66,544
Total liabilities and stockholders’ equity	$66,581

Condensed Statement of Income

Year Ended December 31,	2006
Non-interest expense	$167
Loss before income tax benefit and equity in undistributed income of subsidiaries	(167)
Income tax benefit	28
Loss before equity in undistributed income of subsidiaries	(139)
Undistributed income of subsidiaries	790
Dividend income from Bank	8,037
Net Income	$8,688

Condensed Statement of Cash Flows

Year Ended December 31,	2006
Cash Flows from Operating Activities:
Net Income	$8,688
Adjustments to reconcile net income to net cash flows from operating activities
Equity in undistributed earnings of subsidiaries	(790)
Other liabilities	37
Net cash flows from operating activities	7,935

Cash Flows from Financing Activities:
Amount paid for redemption of common stock	(5,622)
Cash dividends paid to stockholders	(2,028)
Net cash flows from financing activities	(7,650)

Cash and due from banks, beginning of year	—
Cash and due from banks, end of year	$285

NOTE 16 — NEW ACCOUNTING PRONOUNCEMENTS

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of SFAS No. 133 and SFAS No. 140.  This statement addresses the accounting for certain hybrid financial instruments (a financial instrument with an embedded derivative).  This Statement is effective for the Bancorp as of January 1, 2007.  The Bancorp does not anticipate the adoption of SFAS No. 155 will have a material impact on its consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”, which requires that servicing assets and liabilities be initially measured at fair value, if practicable.  SFAS No. 156 also requires an entity to choose one of two methods when subsequently measuring its servicing assets and liabilities: the amortization method or the fair value method. SFAS No. 156 permits a one-time reclassification of available-for-sale securities to the trading classification. This Statement is effective for the Bancorp as of January 1, 2007. The Bancorp does not anticipate the adoption of SFAS No. 156 will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.    The Bancorp does not anticipate the adoption of SFAS No. 157 will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of SFAS No. 87, 88, 106 and 132(R).  This statement requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This Statement is effective for the Bancorp as of January 1, 2008.  The Bancorp does not anticipate the adoption of SFAS No. 158 will have a material impact on its consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48).  FIN 48 requires recognition and measurement of uncertain tax positions using a “more-likely-than-not” approach.  FIN 48 is effective for fiscal years beginning after December 31, 2006.  The Bancorp does not anticipate the adoption of FIN 48 will have a material impact on its consolidated financial statements.

NOTE 17 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(dollars in thousands except per share amounts)

Year ended December 31, 2006	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$8,682	$8,444	$8,018	$8,075
Interest expense	2,805	2,568	2,397	2,230
Net interest income	5,877	5,876	5,621	5,845
Provision for loan losses	—	—	—	—
Net interest income after provision for loan losses	5,877	5,876	5,621	5,845
Non-interest income	923	818	792	681
Non-interest expense	3,710	3,792	3,581	3,485
Income before provision for income tax	3,090	2,902	2,832	3,041
Provision for income tax	810	760	737	870
Net income	$2,280	$2,142	$2,095	$2,171
Basic earnings per share	$3.38	$3.17	$3.07	$3.07
Diluted earnings per share	$3.38	$3.17	$3.06	$3.07

Year ended December 31, 2005	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$7,901	$7,202	$7,124	$6,787
Interest expense	2,088	1,654	1,421	1,250
Net interest income	5,813	5,548	5,703	5,537
Provision (benefit) for loan losses	—	(400)	50	300
Net interest income after provision (benefit) for loan losses	5,813	5,948	5,653	5,237
Non-interest income	778	969	688	740
Non-interest expense	3,731	3,530	3,595	3,330
Income before provision for income tax	2,860	3,387	2,746	2,647
Provision for income tax	830	920	630	730
Net income	$2,030	$2,467	$2,116	$1,917
Basic and diluted earnings per share	$2.87	$3.49	$2.99	$2.71

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion is intended to assist in understanding the financial condition and results of operations of the Bancorp.  The purpose of this discussion is to focus on significant factors concerning Skagit State Bancorp’s financial condition and results of operation.  This discussion should be read in conjunction with the financial statements and the accompanying notes thereto.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Bancorp’s financial statements are based upon the selection and application of significant accounting policies which require management to make significant estimates and assumptions.  In particular management has identified several accounting policies that we believe due to judgments, estimates and assumptions inherent in those policies are important to an understanding of the Bancorp’s financial statements. These policies relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and deferred income taxes. These policies are described in more detail in Note 1 to the consolidated financial statements.

BUSINESS

On June 30, 2006, at the completion of the corporate reorganization, pursuant to the Plan and Agreement of Reorganization and Merger dated January 17, 2006, Skagit State Bank became a wholly-owned subsidiary of Skagit State Bancorp, Inc. Management and the Board of Directors believe that the corporate reorganization with the holding company will provide additional flexibility to satisfy changing and expanding needs for financial services and additional alternatives for securing funds that may be required to meet those needs in a rapidly changing environment in the financial services industry. Skagit State Bancorp, Inc. is a bank holding company with one wholly owned subsidiary - Skagit State Bank (collectively, “Company” or “Bancorp”).

Skagit State Bank began operations in 1958 and is headquartered in Burlington (Skagit County), Washington.  The Bank provides a full range of banking services and products to both businesses and individuals through 13 full service banking offices located in Skagit, Snohomish and Whatcom counties. The Bank’s objective is to expand its geographical market share in Whatcom and Snohomish Counties, while maintaining or increasing its market share in Skagit County. Additional expansion will be considered if probable customer demand exists and experienced managers and lending officers with a presence in the area and existing relationships are available.

OVERVIEW

Skagit State Bancorp’s performance in 2006 reflects a year of record earnings, total asset and loan growth and continued good credit quality.

Net income increased to $8.7 million or $12.68 per diluted earnings per share which compares to $8.5 million or $12.06 per diluted earnings per share in 2005 and $5.9 million or $8.35 per diluted share in 2004. Net income in 2006 and 2005 was  impacted by an increase in net interest income which was favorably impacted by the increase in market interest rates during that time. Net interest income in 2006 improved $618,000 to $23.2 million from $22.6 million in 2005, and $20.1 million in 2004.

Total assets increased to $532.8 million at December 31, 2006 compared to $521.9 million in 2005 and total deposits increased to $449.3 million in 2006 from $443.1 million in 2005. Total loans increased 8.4% to $325.7 million compared to $300.6 million in 2005.   In 2006, the Bancorp reported no provision for loan losses compared to a benefit for loan losses of $50,000 in 2005 and a $1.8 million provision in 2004. This decrease in the provision from 2004 was primarily related to improved credit quality in the loan portfolio and a reduction in net charge-offs.

2006 Highlights

Record net income of $8.7 million.

Total assets increased to $532.8 million.

Total loans increased 8.4% to $325.7 million.

Net loan charge-offs of $2,000.

Completion of the corporate reorganization whereby Skagit State Bank became a wholly-owned subsidiary of Skagit State Bancorp, Inc.

Increase in the cash dividend paid during the year to $3.00 per share.

RESULTS OF OPERATIONS

The Bancorp’s results of operations are dependent to a large degree on net interest income, operating efficiency and the level of the provision for loan losses. The Bancorp’s operations are sensitive to interest rate changes and the resulting impact on net interest income.  The Bancorp generates non-interest income primarily through service charges and fees.  The Bancorp’s non-interest expenses consist primarily of salary and employee benefits expense, and bank premises and equipment expenses.

NET INTEREST INCOME   Net interest income is the Bancorp’s principal source of revenue and is comprised of interest income on earnings assets (loans and investment securities) less interest expense on interest-bearing liabilities (deposits and borrowings). Interest income and expense are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and the actions of regulatory authorities.

The Bancorp’s net interest income increased $618,000 in 2006 to $23.2 million from $22.6 million in 2005 and $20.1 million in 2004. Increases in market interest rates had a favorable impact on the Bancorp’s net interest income during 2006 although the Bancorp experienced a greater increase in cost of funds in comparison to the increase in the interest-earning asset yield. This increase in cost of funds was mitigated by the higher balance of average interest-earning assets compared to the balance of average interest-bearing liabilities.

The net interest margin is net interest income expressed as a percent of average interest-earning assets. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities as well as levels of non-interest bearing liabilities.  Opportunities to increase the Bancorp’s net interest margin are available through replacing non-earning or low earning assets with higher earning assets; i.e., specifically, through the reduction in non-accruing loans and Federal Funds sold or increasing the Bancorp’s loan to deposit ratio or reducing interest costs. During 2006, the net interest margin decreased 4 basis points to 4.83% from 4.87% in 2005 and 4.55% in 2004.  The decrease in net interest margin during 2006 was primarily due to the cost of funds increasing more rapidly than the yield on interest-earning assets. The yield on interest-earning assets increased 66 basis points to 6.91% for 2006 while the cost of funds increased 89 basis points for the same time period.

Interest income increased to $33.2 million in 2006 compared to $29.0 million in 2005 and $24.6 million in 2004. The increase in 2006 and 2005 was primarily due to higher yields earned on loans and investment securities as a result of higher market interest rates including a 100 and 200 basis point increase in prime rate during 2006 and 2005, respectively.  In addition, for 2006, the average balance of total investments increased $34.4 million. These increases were partially offset by a reduction of $17.6 million and $37.3 million in the average balance of loans outstanding for 2006 and 2005, which was primarily a result of multiple large and classified loan relationships payoffs during 2005.

Interest expense increased to $10.0 million in 2006 from $6.4 million in 2005 and $4.5 million in 2004. The increase in 2006 resulted primarily from the increase in market rates which increased the cost of funds to 2.66% in 2006 from 1.77% in 2005 and 1.25% in 2004. In addition, the balance of average interest-bearing liabilities increased $12.6 million in 2006.

The following table sets forth, for the periods indicated, information with regards to the Bancorp’s net interest income, net spread and net interest margin: Tax exempt securities included in investment securities below are stated at their contractual interest rate. Loan fees of $1.1 million in 2006, $1.6 million in 2005 and $1.7 million in 2004 are included in interest earned on loans. Non-accruing loans have been included in the computation of average loans. (dollars in thousands)

Condensed Average Balance Sheets

December 31,	2006			2005			2004
	Average Balance	Interest	Yield /Cost	Average Balance	Interest	Yield /Cost	Average Balance	Interest	Yield /Cost
Assets
Federal funds sold	$55,109	$2,708	4.91%	$67,167	$2,278	3.39%	$32,238	$401	1.24%
Taxable investment securities	89,023	4,147	4.66	44,663	1,451	3.25	25,420	717	2.82
Tax exempt securities	35,505	808	2.28	33,455	789	2.36	27,244	732	2.69
Loans	301,203	25,556	8.48	318,772	24,496	7.68	356,045	22,707	6.38
Total interest-earning assets	480,840	33,219	6.91%	464,057	29,014	6.25%	440,947	24,557	5.57%
Non-interest earning assets	37,730			35,633			46,397
Total assets	$518,570			$499,690			$487,344

Liabilities and Stockholders’ Equity
Interest-bearing demand	$86,670	$1,125	1.30%	$92,903	$961	1.03%	$85,709	$671	0.78%
Savings and money market	145,899	2,983	2.04	159,866	2,352	1.47	164,854	1,692	1.03
Certificates of deposit	129,973	5,418	4.17	102,318	2,894	2.83	103,247	2,071	2.01
Total interest-bearing deposits	362,542	9,526	2.63	355,087	6,207	1.75	353,810	4,434	1.25
Securities sold under agreements to repurchase	13,223	474	3.58	8,085	206	2.55	5,822	60	1.03
Total interest-bearing deposits & liabilities	375,765	10,000	2.66%	363,172	6,413	1.77%	359,632	4,494	1.25%
Non interest-bearing demand deposits	74,569			71,666			68,772
Other non-interest-bearing liabilities	3,135			2,655			2,262
Total liabilities	453,469			437,493			430,666
Stockholders’ equity	65,101			62,197			56,678
Total liabilities and stockholders’ equity	$518,570			$499,690			$487,344
Net interest income		$23,219			$22,601			$20,063
Interest rate spread			4.25%			4.48%			4.32%
Net interest margin			4.83%			4.87%			4.55%

The following table sets forth information about changes in net interest income, which are attributable to changes in interest rates and changes in volume for the periods indicated.  Changes attributable to the combined effect of volume and interest rates have been allocated proportionately.  (dollars in thousands)

Analysis of Changes in Interest Income and Expense Due to Changes in Volume and Rate

	2006 vs. 2005 Increase (Decrease) Due to			2005 vs. 2004 Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets
Federal funds sold	$(461)	$891	$430	$724	$1,153	$1,877
Investment securities	1,923	792	2,715	765	26	791
Loans	(1,399)	2,459	1,060	(2,542)	4,331	1,789
Total net change in income on interest-earning assets	63	4,142	4,205	(1,053)	5,510	4,457
Interest-Bearing Liabilities
Deposits	629	2,690	3,319	(11)	1,784	1,773
Securities sold under agreements to repurchase	163	105	268	30	116	146
Total net change in expense on interest-bearing liabilities	792	2,795	3,587	19	1,900	1,919
Net change in net interest income	$(729)	$1,347	$618	$(1,072)	$3,610	$2,538

NON-INTEREST INCOME     Non-interest income, which consists primarily of fees and service charges on deposits and other income, was $3.2 million for 2006 and 2005 and $3.3 million for 2004.  The gain on sale of other real estate owned was $183,000 and $213,000 in 2006 and 2005, respectively. A loss on other real estate owned of $234,000 in 2004 was recorded under non-interest expenses. The decrease from 2004 to 2005 related primarily to decreases in loan late charge income and rental income from other real estate owned.

NON-INTEREST EXPENSE     Non-interest expense increased 2.7 percent to $14.6 million in 2006 from $14.2 million in 2005 and $13.3 million in 2004.

The efficiency ratio is computed by dividing total operating expenses by non-interest income and net interest income after provision for loan losses.  The Bancorp’s efficiency ratio was 55.11 percent, 54.93 percent and 61.7 percent for 2006, 2005 and 2004, respectively.

Salary expense including bonuses increased to $6.9 million in 2006 compared to $6.5 million in 2005 and $5.9 million in 2004. The increase in salary from 2005 to 2006 was primarily attributable to an annual general wage increase plus a one-time salary adjustment to employee salaries relating from a change in the Bancorp’s bonus program to a new performance based program. The increase in salary expense from 2004 to 2005 was primarily due to the overall growth in employment, including key additions to staff as the Bancorp continued its efforts to increase its commercial lending staff.

Payroll taxes and employee benefits increased to $1.6 million in 2006 from $1.4 million in 2005 and $1.3 million in 2004. These increases primarily related to the continued increase in healthcare and other insurance costs.

INCOME TAX EXPENSE     Income tax expense was $3.2 million in 2006, $3.1 million in 2005 and $2.3 million in 2004 with the effective tax rates at 26.8 percent, 26.7 percent and 28.4 percent, respectively. The effective tax rate is lower than the statutory rate due to tax credits from the tax-exempt bonds and to nontaxable income generated from tax-exempt municipal bonds and warrants.

REVIEW OF FINANCIAL CONDITION

Total assets increased to $532.8 million at December 31, 2006 compared to $521.9 million at December 31, 2005. During 2006, the Bancorp focused on growing the loan portfolio while maintaining credit quality.  Total loans increased 8.4% or $25.1 million to $325.7 million at December 31, 2006 from $300.6 million at December 31, 2005.  This growth was primarily funded by a $6.3 million increase in deposits and a $12.5 million decrease in investments and federal funds sold.

INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD     Total investment and mortgage-backed securities and federal funds sold decreased $12.5 million to $174.7 million from $187.1 million.  During 2006, the Bancorp’s investment portfolio composition changed slightly with an $62.4 million decrease in federal funds sold and a $19.8 million increase in mortgage-backed securities and a $24.2 million increase in US Agency investments.

The following table presents the carrying value of the portfolio of investment securities as of the dates indicated. (dollars in thousands)

Investment Securities Composition

December 31,	2006	2005	2004
Held-To-Maturity
U.S. government agencies	$—	$—	$—
State and political subdivisions	35,034	29,197	27,153
Total	$35,034	$29,197	$27,153
Available-For-Sale
U.S. government agencies	$90,520	$66,321	$29,788
Mortgage-backed securities	$19,777	—	—
State and political subdivisions	3,644	3,532	3,861
Total	$113,941	$69,853	$33,649

The following table presents the contractual maturities and weighted average yields as of December 31, 2006.

Investment Securities Maturity Table

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Held-To-Maturity
State and political subdivisions(1)	$2,999	6.23%	$6,740	7.14%	$9,321	6.68%	$15,974	6.28%
Total	$2,999	6.23%	$6,740	7.14%	$9,321	6.68%	$15,974	6.28%
Available-For-Sale
U.S. government agencies	$12,892	4.43%	$55,694	4.95%	$21,934	5.46%	—	—
Mortgage-backed securities	—	—	—	—	—	—	19,777	5.08%
State and political subdivisions	150	4.59%	2,608	5.33%	371	5.42%	515	6.44%
Total	$13,042	4.43%	$58,302	4.97%	$22,305	5.45%	$20,292	5.11%

(1)             Yield on non-taxable investments and loans is presented on a taxable-equivalent basis using the federal statutory rate of 34%.

Securities classified as available for sale are reported at estimated fair value, with unrealized gains and losses (net of income taxes) reported as accumulated other comprehensive income, a separate component of stockholders’ equity.  At December 31, 2006 and 2005, respectively, total tax exempt securities were $38.7 million and $32.7 million. Included in tax exempt securities were $20.6 million and $16.1 million in Qualified Zone Academy Bonds for 2006 and 2005, respectively. In lieu of receiving periodic interest payments, the Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits are available one year after the bond is issued and each successive one year period thereafter until maturity.  At December 31, 2006, the Bancorp had no investment securities, other than U.S. government or U.S. government agencies, with aggregate carrying values exceeding 10% of stockholders’ equity.

LOANS     Net loans increased 8.5 percent in 2006, from $295.4 million at December 31, 2005 to $320.6 million at December 31, 2006. During 2006, the Bancorp began focusing on its consumer lending activities to provide more diversification in its loan portfolio as a means of minimizing both credit risk and interest rate risk. During the year, the Bancorp reclassified $5.6 million of home equity or home equity term loans previously classified in prior years as real estate loans to consumer loans.  The Bancorp believes this reclassification better represents the composition of these loans.

The Bancorp concentrates on five areas of lending: loans to individuals for business purposes, loans for small and medium-sized businesses, agricultural loans, loans to commercial enterprises for real estate transactions and consumer purpose loans.  The Bancorp’s primary lending activities includes commercial real estate loans, commercial loans which includes agriculture production loans and consumer purpose loans.

Most of the Bancorp’s business activity is with customers located within Skagit, Snohomish and Whatcom Counties. The Bancorp originates commercial, real estate and consumer loans. Generally, loans are secured by accounts receivable, inventory, deposit accounts, personal property or real estate. Rights to collateral vary and are legally documented to the extent practicable.

Real estate loans comprise the largest category of loans. After reclassifications, real estate loans increased 4.2% or $9.2 million to $227.0 million and $217.9 million as of December 31, 2006 and 2005, respectively. The Bancorp is committed to providing competitive commercial real estate lending within our primary market areas.  Our real estate portfolio consists of commercial and residential loans.  These loans are secured by property such as office buildings, retail buildings, owner occupied commercial business properties, farm land, timber land, residential land development properties and residential properties. While the Bancorp has significant balances secured by real estate, the Bancorp believes that its lending policies and concentration policies are sufficient to minimize risks.  Also, economic conditions may affect a borrower’s ability to meet the stated repayment terms. Fixed-rate and variable rate residential mortgage loans are offered through the Bancorp’s home loan department. The Bancorp places a majority of these loans through Countrywide Mortgage and Washington Mutual.

Commercial loans were $72.0 million as of December 31, 2006 and $70.9 million as of December 31, 2005. Commercial loans, secured and unsecured, are made primarily to small and medium-sized businesses operating within Skagit, Snohomish and Whatcom Counties.  These loans are available for general operating purposes, acquisition of fixed assets, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes.  The Bancorp originates Small Business Administration (SBA) loans, including 504 and 7A loans.

After the reclassification of certain real estate loans into consumer loans, consumer loans increased 107% or $14.7 million to $28.4 million at December 31, 2006 from 13.7 million as of December 31, 2005.  The reclassification of certain real estate loans into consumer loans represented 38% or $5.6 million of the increased growth in consumer loans totals, which equals a net or actual growth of consumer loans before reclassifications of 66% or 9.1 million.  The Bancorp makes secured and unsecured consumer loans including loans to individuals, primarily customers of the Bancorp, for various purposes, including home equity loans, purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvement loans and loans for education and personal investments.

The Board of Directors has approved specific lending policies and procedures for the Bancorp and management is responsible for implementation of the policies.  The lending policies and procedures include guidelines for concentrations of credit, loan terms, loan-to-value ratios, collateral appraisals and interest rates.  The loan policies also vest varying levels of loan authority in management, the Bancorp’s loan officers and the Board of Directors.

Management of the Bancorp monitors lending activities through periodic loan committee meetings, monthly reporting and periodic review of loans.

The following table presents the composition of as of the dates indicated. (dollars in thousands)

Loan Composition

December 31,	2006		2005		2004		2003		2002
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Real estate — residential & commercial	$194,989	59.5%	$194,273	64.2%	$219,641	60.9%	$215,905	59.9%	$191,185	60.7%
Real estate construction	32,031	9.8%	23,597	7.8%	25,878	7.2%	37,700	10.4%	33,007	10.5%
Commercial, industrial & agricultural	72,033	22.0%	70,923	23.4%	97,230	27.0%	89,154	24.7%	71,867	22.9%
Consumer	28,385	8.7%	13,724	4.6%	17,738	4.9%	18,101	5.0%	18,439	5.9%
Total loans	327,438	100%	302,517	100%	360,487	100%	360,860	100%	314,498	100%
Less:
Allowance for loan losses	5,176		5,178		5,830		5,811		4,147
Deferred loan fees	1,694		1,903		2,735		2,907		2,372
Net loans	$320,568		$295,436		$351,922		$352,142		$307,979

The following table presents the contractual maturity of loans as of December 31, 2006.  Loan balances do not include deferred loan fees or the allowance for loan losses. The table does not reflect any estimate of prepayments, which may significantly shorten the average life of all loans and may cause the Bancorp’s actual repayment experience to differ significantly from that indicated below.  (dollars in thousands)

Loan Maturity Table

	Within One Year	One Year to Five Years	After Five Years	Total
Real estate — residential and commercial	$38,353	$25,795	$7,885	$72,033
Real estate — construction	14,244	6,776	11,011	32,031
Commercial, industrial and agricultural	38,629	129,089	27,271	194,989
Consumer	8,196	10,360	9,829	28,385
Total loans	$99,422	$172,020	$55,996	$327,438

The following table presents all loans due one year or more after December 31, 2006 that have fixed or floating interest rates. (dollars in thousands)

	Floating Rate	Fixed Rate
Loans maturing in more than one year	$62,667	$165,349

PROVISION AND ALLOWANCE FOR LOAN LOSSES   The allowance for loan losses was $5.2 million as of December 31, 2006 and December 31, 2005. When available information confirms that specific loans, or portions thereof, are uncollectible, those amounts are charged off against the allowance for loan losses.  Net charge-offs for 2006, 2005 and 2004 were $2,000, $602,000 and $1.8 million, respectively. The 2006 gross charge-offs include losses to multiple borrowers including a loss to one borrower of $600,000 and gross recoveries included recoveries from multiple borrowers including recoveries from five borrowers totaling $830,000. In 2005, the charge-offs include losses to multiple borrowers with no single charge-off to one borrower deemed significant.

Provision (benefit) for loan losses was $0, ($50,000) and $1.8 million, respectively for the years ended December 31, 2006, 2005 and 2004.  The decrease in the provision from 2004 was primarily related to improved credit quality in the loan portfolio and a reduction in net charge-offs.

The allowance for loan losses is maintained at a level deemed adequate to provide for estimated future losses. The Bancorp has a systematic methodology for evaluating the adequacy of the allowance for loan losses and the allowance is evaluated on a quarterly basis. The allowance consists of specific, general and unallocated components.  The allowance is based upon the Bancorp’s periodic evaluation of the pertinent factors underlying the quality of the loan portfolio, including changes in size and composition of the loan portfolio, levels and trends in losses and delinquencies, actual loan loss experience, current economic conditions, specific industry conditions, loan concentrations, detailed analysis of individual loans for which full collectibility may not be assured and the determination of the existence and the realizable value of the collateral securing the loans. The general allowance is then calculated, by applying a loss percentage factor to the different loan types and the different risk gradings.  In addition, as part of the process, a specific allowance is determined based on the Bancorp’s review of classified or non-performing loans for specific weaknesses and evaluation of those loans for impairment and loss exposure. The unallocated component of the allowance reflects the margin of imprecision in inherent in the underlying assumptions used in the methodologies for estimated specific and general losses in the loan portfolio.   See “Loans” in Note 1 of the Consolidated Financial Statements for more information on the allowance for loan losses.

The Bancorp currently monitors its loan portfolio for potential risk of loss according to an internal risk-grading system. Management monitors the Bancorp’s credit quality to identify potential problem credits and any loss exposure in a timely manner.  Additionally, loans are subject to examinations by regulators, who, based upon their judgment, may require the Bancorp to make additional provisions or adjustments to its allowance for loan losses.  The Bancorp has assessed and will continue to assess on an on-going basis, the impact of the economy on the credit risk in the loan portfolio.  Currently, management is not aware of any unusually large loan concentrations in industries negatively impacted by the current economy.

The following table presents the activity in the allowance for loan losses for the dates indicated.  (dollars in thousands)

Allowance for Loan Loss Activity

Year ended December 31,	2006	2005	2004	2003	2002
Allowance as of beginning of year	$5,178	$5,830	$5,811	$4,147	$3,581
Provision (benefit) for loan losses	—	(50)	1,782	2,096	1,082
Charge-offs:
Real estate — residential and commercial & construction	855	384	1,070	339	177
Commercial, industrial and agricultural	256	392	604	103	296
Consumer	152	125	236	115	188
Total charge-offs	1,263	901	1,910	557	661
Recoveries:
Real estate — residential and commercial & construction	927	85	54	34	9
Commercial, industrial and agricultural	272	175	49	59	102
Consumer	62	39	44	32	34
Total recoveries	1,261	299	147	125	145
Net charge-offs	2	602	1,763	432	516
Balance at end of year	$5,176	$5,178	$5,830	$5,811	$4,147
Ratio of net charge-offs to average loans during the year	0.00%	0.19%	0.50%	0.13%	0.18%
Ratio of allowance to net loans as of the end of the year	1.61%	1.75%	1.66%	1.65%	1.35%

The Bancorp has allocated portions of the allowance for loan losses deemed to be sufficient to provide for estimated losses being incurred within various loan categories. The following table presents the allocation of the allowance for loan losses by loan category as of the dates indicated. (dollars in thousands)

Allocation of the Allowance for Loan Losses

Year ended December 31,	2006	2005	2004	2003	2002
Commercial, industrial & agricultural	$1,448	$930	$1,837	$1,798	$1,756
Real estate-residential & commercial	2,328	2,304	2,578	972	591
Consumer	477	231	428	307	326
Unallocated	923	1,713	987	2,734	1,474
Total	$5,176	$5,178	$5,830	$5,811	$4,147

NON-PERFORMING ASSETS     Non-performing assets consist of nonaccrual loans, which generally are loans placed on a nonaccrual basis when the loan becomes past due 90 days or more, other non-performing loans and other real estate owned by the Bancorp.

At December 31, 2006, non-performing loans and assets were $5.7 million which is an increase from $4.1 million as of December 31, 2005.  At December 31, 2006, two credit relationships comprised approximately $4.6 million of the non-accrual loan balance. Generally, these loans are well collateralized though loss of principal on certain of these loans will remain in question until the loans are paid or collateral is liquidated.  At December 31, 2006, the Bancorp had a $1.0 million specific allocation of its allowance for loan losses relating to these two credit relationships. The Bancorp will aggressively continue its collection efforts and liquidation of collateral, to recover as large a portion of the non-accrual assets as possible.

There was no other real estate owned as of December 31, 2005 and 2006.

Interest income of $171,000, $45,000 and $187,000 was recorded on non-accrual loans for the year ended December 31, 2006, 2005 and 2004, respectively. Additional interest income of $380,000, $144,000 and $10,000 would have been recorded for the year ended December 31, 2006, 2005 and 2004, respectively, had non-accrual loans been current in accordance with their original terms. Impaired loans were $7.6 million at December 31, 2006, $6.4 million at December 31, 2005 and $16.6 million as of December 31, 2004. All material loan restructurings have been included in impaired loans.

The following table presents non-performing asset information related to loans accounted for on a non-accrual basis, accruing loans 90 days or more past due and other real estate owned for the dates indicated.   (dollars in thousands)

Non-Performing Assets

December 31,	2006	2005	2004	2003	2002
Non-accrual loans
Real estate — residential and commercial & construction	$3,636	$3,476	$5,116	$1,087	$1,277
Commercial, industrial and agricultural	2,013	574	388	148	60
Consumer	85	66	310	123	—
Total	5,734	4,116	5,814	1,358	1,337
Loans past due 90 days or more
Real estate — residential and commercial & construction	—	—	—	1,044	2,472
Commercial, industrial and agricultural	—	—	10	1,361	—
Consumer	—	—	13	221	282
Total	—	—	23	2,626	2,754
Total non-performing loans	5,734	4,116	5,837	3,984	4,091
Other real estate owned	—	—	1,196	4,673	2,417
Total non-performing assets	$5,734	$4,116	$7,033	$8,657	$6,508
Total non-performing loans to net loans	1.79%	1.39%	1.66%	1.13%	1.33%
Total non-performing loans to total assets	1.08%	0.79%	1.21%	0.80%	0.90%
Total non-performing assets to total assets	1.08%	0.79%	1.47%	1.75%	1.43%

DEPOSITS   The Bancorp offers a full range of deposit services including checking accounts, savings accounts, money market accounts and various types of certificates of deposit.  The transaction accounts and certificates of deposit are tailored to the Bancorp’s primary market area at rates competitive with those offered in the area. The Bancorp offers both interest and non-interest bearing checking accounts.

Total deposits increased $6.2 million to $449.3 million at December 31, 2006 compared to $443.1 million at December 31, 2005.  Starting in 2004 and continuing in 2005 and 2006, as interest rates began to increase, time deposits became more attractive to investors.  Time deposits increased to 32.1% of deposits at December 31, 2006 compared to 27.2 % of deposits at December 31, 2005.

The following table presents the balance and percent of total deposits in the various categories of deposits as of the dates indicated.  (dollars in thousands)

Deposit Composition

December 31,	2006		2005		2004
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-interest bearing demand	$81,250	18.1%	$76,872	17.3%	$73,585	17.8%
Interest bearing demand	83,602	18.6%	93,779	21.2%	84,841	20.5%
Money market	59,855	13.3%	61,454	13.9%	58,797	14.2%
Savings	80,434	17.9%	90,301	20.4%	100,449	24.2%
Time	144,202	32.1%	120,659	27.2%	96,870	23.3%
Total deposits	$449,343		$443,065		$414,542

The following table presents certificates of deposits with balances equal to or greater than $100,000 classified by remaining maturity.  (dollars in thousands)

Time Deposit Maturity Table

As of December 31,	2006	2005	2004
3 months or less	$17,755	$20,197	$19,029
Over 3 months through 6 months	15,420	12,293	5,950
Over 6 months through 12 months	24,229	11,455	10,084
Over 12 months	8,966	9,274	5,067
	$66,370	$53,219	$40,130

 At December 31, 2006 and 2005, Public Fund time deposits totaled $743,000 and $753,000, respectively.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE     At December 31, 2006 and 2005, securities sold under agreements to repurchase were $14.1 million and $11.3 million, respectively. These borrowings decrease or increase primarily based on the availability of funds and the current competitive interest rate offered.  These borrowings are collateralized by securities with an estimated fair value exceeding the face value of the borrowings.

The following table represents the detail of securities sold under agreements to repurchase: (dollars in thousands)

Securities Sold Under Agreements to Repurchase

As of and for the year ended December 31,	2006	2005	2004
Balance at year-end	$14,102	$11,298	$6,189
Average balance during the year	13,223	8,085	5,822
Maximum month-end balance during the year	15,945	16,604	6,734
Weighted average rate during the year	3.58%	2.55%	1.03%
Weighted average rate at year-end	3.70%	3.20%	1.00%

CAPITAL RESOURCES     Stockholders’ equity was $66.5 million at December 31, 2006 compared to $65.4 million at December 31, 2005. The book value per share was $98.80 at December 31, 2006 and $92.43 at December 31, 2005. During 2006, cash dividends totaling $3.00 per share were declared which is an increase from the $2.20 per share cash dividends declared for 2005. The Bancorp historically has had ample capital with which to operate and has been considering several alternatives to best utilize its strong capital position, while increasing long-term shareholder value. Skagit State Bancorp and Skagit State Bank are both subject to various regulatory capital requirements administered by the federal banking agencies. At December 31, 2006, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were “well-capitalized” pursuant to such regulations.

The Bancorp has only one class of stock, which is common stock and at December 31, 2006, there were 688 shareholders of record.  The Bancorp’s stock is not actively traded or quoted and no broker currently makes a market in the stock. However, sales and transfers of the stock do occur.  Skagit State Bank acts as transfer agent for Bancorp stock.  To facilitate trading, the Bank maintains a list of persons interested (known to the Bank) in either purchasing or selling Bancorp stock.  Purchasers and sellers then negotiate their own transactions with the Bank acting as transfer agent for those transactions. From time to time, the Bancorp repurchases shares of its common stock. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors including market and economic conditions, the number of shares available, the Bancorp’s liquidity and capital needs and regulatory requirements. During 2006, the Bancorp repurchased 33,805 shares of stock for $5.6 million with a range of prices from $135 to $171 per share. No shares were repurchased during 2004 or 2005.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth the Bancorp’s long-term contractual obligations as of December 31, 2006. (dollars in thousands)

Contractual Obligations

	Remaining Maturity
	Total	Less Than One Year	One Year Through Three Years	Three Years Through Five Years	Thereafter
Time Deposits	$144,202	$119,143	$24,211	$806	$42
Securities sold under agreements to repurchase	14,102	14,102	—	—	—

At December 31, 2006, the Bancorp did not have any other material long-term contractual obligations.

Off-Balance Sheet Commitments

In the normal course of business, the Bancorp makes off-balance sheet arrangements, including credit commitments to its customers to meet their financial needs. These commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. These arrangements include commitments to extend credit and standby letters of credit.

Commitments to extend credit are subject to the Bancorp’s normal credit policies and are essentially the same as extending loans to customers. See Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information.

LIQUIDITY

Liquidity management focuses on the need to meet both short-term funding requirements and long-term strategies and goals.  The objective of liquidity management is to ensure the Bancorp has adequate liquidity to accommodate fluctuations in deposit levels, fund operations, and provide for customer credit needs and to meet other obligations and commitments on a timely basis. The Bancorp’s long term growth objectives are to attract and retain business customer and consumer relationships with a focus on transaction accounts and commercial and consumer lending.  The Bancorp structures the balance sheet to meet those objectives. The majority of the Bancorp’s funding comes from customer deposits within its market area.

The Bancorp has generally been a net seller of federal funds.  At December 31, 2006 and 2005, the Bancorp’s federal funds sold were $25.7 million and $88.1 million, respectively. Other sources of potential liquidity include loan repayments, investment securities repayments and borrowing through pre-approved credit lines. Liquidity is also obtained by maintaining assets that are readily convertible to cash through maturities and sales.  As of December 31, 2006, the Bancorp had $35.0 million in approved credit lines from other financial institutions.

The analysis of liquidity also includes a review of the statement of cash flows.  The cash flows detail the Bancorp’s operating, investing and financing activities during the year. Cash flows from operations contribute to liquidity as well as proceeds from the maturities of securities, loan repayments and increasing customer deposits. As indicated in the statement of cash flows, net cash from operating activities contributed $8.8 million to liquidity during 2006 and $9.9 million during 2005.

Skagit State Bancorp, Inc. is a separate legal entity from the Bank and must provide for its own liquidity.  Substantially all of the Bancorp’s revenues are obtained from dividends declared and paid by the Bank. Skagit State Bank’s ability to pay dividends is limited by its earnings, financial condition and capital requirements, as well as regulatory restrictions.

MARKET RISK

The results of operations for financial institutions are largely dependent upon the financial institution’s ability to manage market risks which includes interest rate risk.  Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates.

The Bancorp maintains an asset/liability management program which is the responsibility of the Asset/Liability Committee.  The objective of asset/liability management is to maximize long-term stockholder returns and to manage, protect and stabilize the Bancorp’s net interest income from undue interest rate risk through various interest rate cycles within the constraints of credit quality, interest rate risk policies, levels of capital and adequate levels of liquidity.  The committee meets to monitor the composition of the balance, to review projected earnings trends, and to formulate strategies consistent with these objectives for liquidity, interest rate risk, and capital adequacy.

 The Bancorp uses a simulation analysis from an interest rate risk modeling system to measure the Bancorp’s interest sensitivity position. This model analyzes the Bancorp’s major balance sheet components and attempts to estimate the changes to the Bancorp’s income statement and economic value of equity under various interest rate change scenarios.  The model combines the significant factors that affect interest rate sensitivity into a comprehensive earnings simulation.  While numerous assumptions go into this modeling and undue reliance should not be placed on the specific results, the Bancorp believes that this modeling enhances its interest rate risk management efforts. Actual results may differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

In addition, the Bancorp analyzes its interest rate sensitivity using GAP analysis.  The GAP analysis may differ from model simulations because a traditional GAP analysis does not reflect the multiple effects of interest rate movement on the entire range of interest sensitive assets and liabilities and does not factor in the future impact of new business strategies. The interest rate GAP is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the interest-bearing liabilities maturing or repricing within that same time period.  A GAP is considered positive or asset sensitive when the amount of interest-earning assets exceeds the amount of interest-bearing liabilities during the same period.

The volume or origination of fixed or variable rate loans, the interest rate sensitivity of deposits, the overall level of interest rates and general economic conditions can have a significant effect on the Bancorp’s performance in a changing interest rate environment. During 2006, due primarily to the current market interest rate environment, competition among financial institutions for quality loans and the payoff of certain variable rate adversely classified assets during 2005, the percentage of variable rate loans in the loan portfolio decreased from approximately 77 percent at December 31, 2004 to approximately 66 percent as of December 31, 2005 and to approximately 44 percent at December 31, 2006.  Starting in 2004 and continuing in 2005 and 2006, as interest rates began to increase, time deposits became more attractive to investors.  Time deposits increased to 32.1 % of deposits at December 31, 2006 compared to 27.2 % of deposits at December 31, 2005.

Increases in market interest rates, including a 100 and a 200 basis point increase in prime rate for 2006 and 2005, had a favorable impact on the Bancorp’s net interest income during 2006 although the Bancorp experienced a greater increase in cost of funds in comparison to the increase in the interest-earning asset yield. This increase in cost of funds was mitigated by the higher balance of average interest-earning assets compared to the balance of average interest-bearing liabilities.

As shown in the following table, the Company has calculated its one-year cumulative gap to be a negative $125.4 million at December 31, 2006.  It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest-bearing liabilities repricing to a greater extent than its interest-earning assets.  Conversely, during a period of falling interest rates, net earnings may increase.  That assumption, however, is based on the premise that assets and liabilities will generally move in the same direction at approximately the same rate.  The Bancorp’s variable rate loans are tied to prime rate which is subject to the movement of the national federal funds rate. On the other hand, deposit rates are subject to the Bancorp’s internal pricing strategy which is impacted to some degree by competition from other financial institutions and is dependent on the Bancorp’s customers’ preferences.  As such a majority of the Bancorp’s variable rate loans immediately re-price with the change in the federal funds rates while the rate on the Bancorp’s deposits may not immediately change or at the same level.

In the future, changes in market conditions, the Bancorp’s liquidity position, competition, deposit mix and other factors may cause interest sensitive liabilities to reprice faster or slower than the Bancorp’s interest sensitive assets.  For example, if it becomes necessary for the Bancorp to continue to increase the rate it pays to attract deposits, an absence of a corresponding increase in prime may negatively affect performance. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for the Bancorp’s assets and liabilities can change rapidly as a result of market conditions and customer patterns.

The following table sets forth the estimated contractual maturity or repricing and the resulting interest rate gap of interest-earning assets and interest-bearing liabilities at December 31, 2006.  The amounts shown could be significantly impacted by prepayments, withdrawal or transfer of deposits or competition. (dollars in thousands)

Estimated Maturity and Repricing at December 31, 2006

	Within One Year	After One But Within Five Years	After Five Years	Total
Assets
Federal funds sold	$25,700	—	—	25,700
Loans
Fixed rate	19,524	131,502	33,848	184,874
Variable rate	142,564	—	—	142,564
Investment securities	43,932	51,086	53,957	148,975
Total interest-bearing assets	$231,720	$182,588	$87,805	$502,113
Liabilities
Interest-bearing demand	83,602	—	—	83,602
Money market	59,855	—	—	59,855
Savings	80,434	—	—	80,434
Time deposits	119,143	25,017	42	144,202
Securities sold under agreements to repurchase	14,102	—	—	14,102
Total interest-bearing liabilities	$357,136	$25,017	$42	$382,195
Gap	(125,416)	157,571	87,763	119,918
Cumulative gap	(125,416)	32,155	119,918
Cumulative gap to total assets	-24%	6%	23%

 The Bancorp is continuing to pursue strategies to manage the level of interest rate risk while increasing its net interest income.  There can be no assurance that the Bancorp will be successful in implementing any of these strategies or that if these strategies are implemented, they will have the intended effect of reducing interest rate risk or increasing net interest income. The Bancorp does not currently use interest rate risk management products such as interest rate swaps, hedges or derivatives nor did it have a trading portfolio of investment securities.

The table represents the principal cash flows by contractual maturity dates of the Bancorp’s interest-earning asset and interest-bearing liabilities as of December 31, 2006.  (dollars in thousands)

Expected Maturity Dates of Interest-Sensitive Assets and Liabilities at December 31, 2006

	2007	2008	2009	2010	2011	Thereafter	Total	Estimated Fair Value
Interest-earning assets:
Federal funds sold	$25,700	$—	$—	$—	$—	$—	$25,700	$25,700
Average interest rate							5.16%
Loans
Fixed rate	19,524	19,360	21,853	30,479	59,810	33,848	184,874	182,809
Average interest rate	7.77%	7.59%	7.02%	7.25%	7.65%	7.08%	7.41%
Variable rate	79,897	23,028	7,984	4,474	5,032	22,149	142,564	142,564
Average interest rate	9.11%	8.76%	9.27%	9.68%	8.27%	8.78%	9.00%
Available-for-sale securities	13,042	28,539	12,220	5,282	12,261	42,597	113,941	113,941
Average interest rate (1)	4.43%	4.87%	4.98%	5.00%	5.19%	5.29%	5.03%
Held-to-maturity securities	2,999	92	4,060	—	2,588	25,295	35,034	34,870
Average interest rate (1)	6.23%	5.82%	7.46%		6.69%	6.43%	6.55%
Interest-bearing liabilities
Non-interest demand	$81,250	$—	$—	$—	$—	$—	$81,250	$81,250
Interest-bearing demand	83,602	—	—	—	—	—	83,602	83,602
Average interest rate	1.35%						1.34%
Money market	59,855	—	—	—	—	—	59,855	59,855
Average interest rate	3.20%						2.62%
Savings	80,434	—	—	—	—	—	80,434	80,434
Average interest rate	1.32%						1.30%
Time deposits	119,143	20,437	3,774	432	374	42	144,202	144,191
Average interest rate	4.65%	4.87%	5.10%	4.61%	4.97%	4.64%	4.69%
Securities sold under agreements to repurchase	14,102	—	—	—	—	—	14,102	14,102
Average interest rate	3.70%						3.70%

(1)             Interest income on non-taxable investments and loans is presented on a taxable-equivalent basis using the federal statutory rate of 34%.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the preceding table. For example, although certain assets and liabilities may have similar maturities, they may react in different degrees to changes in market interest rates.  In addition, in the event of changes in interest rates, actual maturities on loans may differ from scheduled maturities and withdrawals from deposit accounts might deviate significantly from those assumed in presenting the table.  Therefore, the data presented in the table should not be relied upon as necessarily indicative of actual future results.

FORWARD LOOKING STATEMENTS

In addition to historical information, this report contains certain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA).  This statement is included for the express purpose of availing the Bancorp of the protections of the safe harbor provision of the PSLRA.  The forward-looking statements contained in this report are subject to factors, risk, and uncertainties that may cause actual results to differ materially from those projected.  Important factors that might cause such a material difference include, but are not limited to, those discussed in this section of the report.  In addition, the following items are among the factors that could cause actual results to differ materially from the forward looking statements in this report: general economic conditions, including the effects of recent world events; business conditions in the banking industry; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with community, regional, and national financial institutions; fluctuating interest rate environments; and similar matters.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of the statement.  The Bancorp undertakes no obligation to publicly review or update these forward-looking statements to reflect events or circumstances that arise after the date of this report.  Readers should carefully review any risk factors described in this and other documents we file from time to time with the Securities and Exchange Commission.

S K A G I T  S T A T E  B A N C O R P, I N C.
CORPORATE DIRECTORY

Skagit State Bancorp, Inc. and Skagit State Bank Board of Directors	Skagit State Bank Officers

Marvin Omdal, Chairman
Real Estate Investments

Mike Janicki, Vice Chairman of the Board
President, Janicki Logging and Construction, Inc.

Cheryl R. Bishop
President and Chief Executive Officer
Skagit State Bank

Gerald W. Christensen, C.P.A.
Investments

Richard Nelson

Owner, Dakota Creek Industries, Inc.

Michael E. Pegram
Franchise Owner, McDonald’s Restaurants

Daniel Peth
President, John Peth & Sons, Inc.

Corporate Counsel
Graham & Dunn PC

Senior Management Team

Cheryl R. Bishop, President and Chief
Executive Officer

Richard C. Humphrey, Executive Vice President and
Chief Credit Officer

Michele Johnson, Senior Vice President and
Director of Human Resources

Eric Landon, Senior Vice President and Chief
Information Officer

Kennethe Osborn, Vice President and
Compliance Officer

Mary Kay Richter, Senior Vice President and
Chief Retail Banking Officer

Carla Tucker, Senior Vice President and Chief
Financial Officer

Donna Weaver, Assistant Vice President and
Secretary to the Board of Directors

Jennie Barnhart, Assistant Vice President and Manager

Laney Bernick, Assistant Vice President

Terri Blake, Assistant Vice President

Josh Bluhm, Assistant Vice President and Manager

Lisa Cassidy, Vice President

Jeff Connor, Assistant Vice President

Tim FitzGerald, Senior Vice President and Manager

Jackie Frazier, Vice President and Manager

Bonnie George, Assistant Vice President and Manager

Kara Gonzalez, Vice President

Steve Henery, Senior Vice President and Manager

Kirk Hereford, Vice President

Jerry Holman, Vice President

Ryan Johnson, Vice President

Aldi Kllogjeri, Assistant Vice President and Manager

Gary Medcalf, Vice President

Lori Miller, Manager

Pam Miller, Assistant Vice President

Sally Mills, Vice President

Douglas E. Noblet, Vice President

Mike Oldow, Vice President

Amie Pegram, Assistant Vice President and Manager

Gary Pickering, Jr., Vice President

Virginia Pitman, Manager

Delilah Quanz, Vice President and Manager

Cindy Randall, Manager

Karin Shough, Manager

Nadine Springer, Assistant Vice President

Betty Swihart, Assistant Vice President

Ivy Torgerson, Assistant Vice President

Erik Vanerstrom, Vice President and Manager

Geoff Wachter, Senior Vice President and Manager

Kim Walley, Vice President and Manager

Steve Wilkinson, Vice President

LeAnne Wiseman, Assistant Vice President and Manager

Ed Zavala, Vice President

S K A G I T  S T A T E  B A N K
LOCATION DIRECTORY

Branch Location	Branch Managers

Main Office — Burlington*
301 East Fairhaven Avenue
P.O. Box 285
Burlington, Washington 98233

West Mount Vernon Office
1301 Memorial Highway
P.O. Box 548
Mount Vernon, Washington 98273

Downtown Office
901 South Cleveland
P.O. Box 339
Mount Vernon, Washington 98273

College Way Office
1620 Continental Place
P.O. Box 1040
Mount Vernon, Washington 98273

Carter Street Office
200 Carter Street
P.O. Box 561
Sedro-Woolley, Washington 98284

Anacortes Office*
1400 Commercial Avenue
P.O. Box 36
Anacortes, Washington 98221

Ferry Street Office
300 Ferry Street
P.O. Box 432
Sedro-Woolley, Washington 98284

Burlington Boulevard Office
1575 South Burlington Boulevard
P.O. Box 627
Burlington, Washington 98233

Stanwood Office

9606 271st Street Northwest
P.O. Box 218
Stanwood, Washington 98292

Bellingham Office
1501 Cornwall Avenue
P.O. Box 2489
Bellingham, Washington 98225

Sunset Square Office*
1295 East Sunset Drive
P.O. Box 29210
Bellingham, Washington 98228

Arlington Office
20313 77th Avenue Northeast
P.O. Box 100
Arlington, Washington 98223

Lynden Office
138 Birch Bay Lynden Road P.O. Box 980 Lynden, Washington 98264

Burlington Main Office

Kim Walley, Vice President

West Mount Vernon Office

Karin Shough, Branch Manager

Downtown Office — Mount Vernon

Josh Bluhm, Assistant Vice President

College Way Office — Mount Vernon

Jackie Frazier, Vice President

Carter Road Office — Sedro-Woolley

Virginia Pitman, Branch Manager

Anacortes Office

Steve Henery, Senior Vice President

Ferry Street Office — Sedro-Woolley

Aldi Kllogjeri, Assistant Vice President

Burlington Boulevard Office

Stanwood Office

Bonnie George, Assistant Vice President

Bellingham Office

Delilah Quanz, Vice President

Sunset Square Office — Bellingham

Jennie Barnhart, Assistant Vice President

Arlington Office

Bonnie George, Assistant Vice President

Lynden Office

Erik Vanerstrom, Vice President

Business Profile

Skagit State Bank is a state-chartered commercial bank founded in 1958 by James P. Bishop and other investors. The Bank conducts its banking business through its main office in Burlington, Washington and twelve other branches located within the Skagit, Snohomish and Whatcom Counties. Skagit State Bank provides a wide range of banking services for businesses and individuals within its market area, including commercial real estate transactions and residential mortgage loans, deposit services and other general banking services.

*                    Includes Business Banking locations

S K A G I T  S T A T E  B A N C O R P, I N C.
STOCK INFORMATION

The table below indicates the high and low market price of Bancorp stock and the cash dividends paid over the last two years.  The stock transfer records maintained by the Bank, as transfer agent, indicate that there have been limited transactions involving the Bancorp’s stock.  The price information shown in the following table is to the best knowledge of the Bank’s management based upon information provided informally by the parties to the transactions.  No assurance can be given that such prices are representative of the actual market value of the Common Stock.

Year Ended 12/31/2006				Year Ended 12/31/2005
	Market Price		Cash Dividend		Market Price		Cash Dividend
	High	Low	Declared		High	Low	Declared
1st Qtr	$139.00	$129.00	$—	1st Qtr	$156.00	$125.00	$—
2nd Qtr	171.00	125.00	1.25	2nd Qtr	130.50	126.00	1.10
3rd Qtr	155.00	150.00	—	3rd Qtr	156.00	125.00	—
4th Qtr	165.00	150.00	1.75	4th Qtr	140.00	125.00	1.10

Stockholder Inquiries:

Skagit State Bank acts as transfer agent for Bancorp stock. The Bancorp’s stock is not actively traded or quoted and no broker currently makes a market in the stock.  To facilitate trading, the Bank maintains a list of persons (known to the Bank) interested in either purchasing or selling stock.  In addition, from time to time the Bancorp may repurchase shares of its stock.

Shareholder Services
Skagit State Bank
301 East Fairhaven Avenue
P.O. Box 285
Burlington, WA 98233
360-755-0411
1-800-246-4402

If you need assistance with address changes, corrections to tax identification numbers, re-issuance of stock certificates or selling your stock, please contact the Bancorp at the address or phone number listed above.

ANNUAL REPORT TO SHAREHOLDERS

Any shareholder may obtain without charge a copy of our Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2006, including financial statements at the SEC website www.sec.gov or at Skagit State Bank’s website www.skagitbank.com   In addition, written requests for the Form 10-K may be sent to Donna L. Weaver, Secretary to the Board, Skagit State Bancorp, Inc., 301 East Fairhaven Avenue, P. O. Box 285, Burlington, Washington 98233.

S K A G I T  S T A T E  B A N C O R P, I N C.
STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on the Bancorp’s common stock with the cumulative total return on peer groups of the Russell 3000, SNL <$500M Bank Index and SNL $500M-$1B Bank Index.  Total return assumes the reinvestment of all dividends.  Pricing of the Bancorp’s common stock was determined by the last price paid for the Bancorp’s common stock known to management of the Bank for the given year. No assurance can be given that such prices are representative of the actual market value of the Common Stock.

Comparison of Five Year Cumulative Total Return

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Skagit State Bancorp, Inc.	100.00	110.86	117.24	121.02	125.99	159.06
Russell 3000	100.00	78.46	102.83	115.11	122.16	141.35
SNL <$500M Bank Index	100.00	128.07	186.94	215.79	228.47	240.01
SNL $500M-$1B Bank Index	100.00	127.67	184.09	208.62	217.57	247.44

**             Assumes that the value of the investment in the Bancorp’s common stock and each index was $100 on December 31, 2001, and that all dividends were reinvested.