Form 10-K, Exhibit 13
period 2007-12-31
Skagit State Bancorp, Inc.
filed 2008-03-27
CIK 1366986

Exhibit 13

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

December 31, 2007, 2006 and 2005

ANNUAL MEETING	The annual meeting of stockholders will be held at 7:00 p.m. on Tuesday, April 22, 2008, at McIntyre Hall, 2501 East College Way, Mount Vernon, Washington.

SELECTED FINANCIAL DATA

(dollars in thousands except share and per share data)

As of and for the year ended December 31,	2007	2006	2005	2004	2003

STATEMENT OF INCOME
Interest income	$36,822	$33,219	$29,014	$24,557	$23,623
Interest expense	13,137	10,000	6,413	4,494	5,523
Net interest income	23,685	23,219	22,601	20,063	18,100
Provision (benefit) for loan losses	(150)	—	(50)	1,782	2,096
Net interest income after provision (benefit) for loan losses	23,835	23,219	22,651	18,281	16,004
Non-interest income	3,776	3,214	3,175	3,270	3,337
Non-interest expense	16,420	14,568	14,186	13,304	12,017
Income before income taxes	11,191	11,865	11,640	8,247	7,324
Income tax expense	2,615	3,177	3,110	2,345	1,890
Net income	$8,576	$8,688	$8,530	$5,902	$5,434
Basic earnings per share	$12.76	$12.69	$12.06	$8.35	$7.65
Diluted earnings per share	$12.72	$12.68	$12.06	$8.35	$7.65
Cash dividends declared per share	4.50	3.00	2.20	2.00	1.90

BALANCE SHEET
Total assets	$592,663	$532,788	$521,879	$481,121	$495,520
Net loans	350,663	320,568	295,436	351,922	352,142
Deposits	500,420	449,343	443,065	414,542	433,458
Securities sold under agreements to repurchase	15,851	14,102	11,298	6,189	6,155
Stockholders’ equity	72,683	66,544	65,373	58,733	54,552

KEY OPERATING RATIOS
Return on average stockholders’ equity	12.33%	13.35%	13.71%	10.41%	10.24%
Return on average assets	1.54%	1.68%	1.71%	1.21%	1.16%
Net interest margin	4.52%	4.83%	4.87%	4.55%	4.24%
Average stockholders’ equity to average assets	12.45%	12.55%	12.45%	11.63%	11.29%
Dividend pay-out ratio	35.27%	23.64%	18.24%	23.96%	24.83%
Book value per share	$108.32	$98.80	$92.43	$83.06	$77.14

March 27, 2008

To Our Stockholders and Friends,

As we look back on the results of our forty-ninth year of operation we are given an incredible opportunity to recognize our successes.  Skagit State Bancorp, Inc. experienced another great year in terms of growth, income, return on assets and return on stockholder’s equity.

Our net income for the year was $8,576,000, yielding basic earnings per share of $12.76.  At year end 2007, total assets were $592,663,000 and net loans were $350,663,000.  The return on average assets (ROAA) was 1.54% and return on average equity (ROAE) was 12.33%.  The Board elected to increase the cash dividend on our stock in the year 2007 to $4.50, a fifty percent increase over the prior year.  This dividend represents the 46th consecutive year of dividends paid to stockholders of Skagit State Bancorp, Inc.

 Skagit State Bank will technically celebrate our Fiftieth Anniversary on June 14, 2008, but we invite you to join us on April 22nd at our Annual Meeting for some anniversary highlights.  Skagit State Bank opened for business in June of 1958 with beginning capital of $252,000 and our capital today is $72,683,000.  Our corporate philosophy remains the same today as it was when we began, striving to add value to all of our relationships with customers, employees and stockholders.  We are proud of our past performance and we will strive to continue to excel in the future.

The accomplishments of Skagit State Bancorp, Inc. would not have been possible without the support of employees, customer and stockholders, and we thank you for all of your support.  As we look forward to the year 2008 we recognize that there will be challenges, but we have experienced many cycles in our history and together we can not only overcome the challenges but grow and prosper in these times.  We are growing for the future as we start our fiftieth year of business in the great Northwest.

Sincerely,

Cheryl R. Bishop

President and Chief Executive Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Bancorp’s management, including its Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United State of America.

Bancorp’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposal of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United State of America, and that receipts and expenditures are made only in accordance with authorizations of management and directors of Bancorp; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposal of assets that could have a material impact on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance with respect to financial statement preparation and fair presentation.  Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of Bancorp’s internal control over financial reporting as of December 31, 2007, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on this assessment, management concluded that as of December 31, 2007, Bancorp’s internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Additionally, management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management’s report in this annual report.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Skagit State Bancorp, Inc.

We have audited the accompanying balance sheets of Skagit State Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006 and the related statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skagit State Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Portland, Oregon

March 27, 2008

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

December 31,	2007	2006

ASSETS

ASSETS
Cash and due from banks	$16,641	$21,535
Federal funds sold	41,195	25,700
Investment securities
Available-for-sale, at fair value	126,953	113,941
Held-to-maturity, at amortized cost	39,926	35,034
Loans	355,198	325,744
Allowance for loan losses	(4,535)	(5,176)
Net loans	350,663	320,568
Bank premises and equipment, net	12,095	11,289
Accrued interest receivable	3,464	3,414
Other assets	1,726	1,307
TOTAL ASSETS	$592,663	$532,788

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits
Interest-bearing	$422,463	$368,093
Non-interest-bearing	77,957	81,250
Total deposits	500,420	449,343
Securities sold under agreements to repurchase	15,851	14,102
Other liabilities	3,709	2,799
Total liabilities	519,980	466,244

COMMITMENTS AND CONTINGENCIES (Notes 9 and 13)

STOCKHOLDERS’ EQUITY
Common stock no par value, 5,000,000 shares authorized, 670,997 and 673,532 shares issued and outstanding at December 31, 2007 and 2006 respectively	13,564	13,935
Accumulated other comprehensive income (loss), net of tax	694	(269)
Retained earnings	58,425	52,878
Total stockholders’ equity	72,683	66,544
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$592,663	$532,788

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

(dollars in thousands, except earnings per share)

Years Ended December 31,	2007	2006	2005

INTEREST INCOME
Interest and fees on loans	$28,353	$25,556	$24,496
Investment securities
Taxable	5,621	4,147	1,451
Exempt from federal income tax	1,070	808	789
Federal funds sold	1,778	2,708	2,278
Total interest income	36,822	33,219	29,014
INTEREST EXPENSE
Deposits	12,556	9,526	6,207
Securities sold under agreements to repurchase	581	474	206
Total interest expense	13,137	10,000	6,413
NET INTEREST INCOME	23,685	23,219	22,601
Provision (benefit) for loan losses	(150)	—	(50)
NET INTEREST INCOME AFTER
PROVISION (BENEFIT) FOR LOAN LOSSES	23,835	23,219	22,651
NON-INTEREST INCOME
Service charges on deposits	2,761	2,170	2,150
Other	1,015	1,044	1,025
Total non-interest income	3,776	3,214	3,175
NON-INTEREST EXPENSES
Salaries	7,587	6,912	6,483
Payroll taxes and employee benefits	1,769	1,634	1,416
Bank premises and equipment	1,211	1,271	1,118
Occupancy	693	688	665
State business taxes	495	447	416
Advertising	897	674	607
Other	3,768	2,942	3,481
Total non-interest expenses	16,420	14,568	14,186
INCOME BEFORE PROVISION
(BENEFIT) FOR INCOME TAX	11,191	11,865	11,640
PROVISION (BENEFIT) FOR INCOME TAX
Current	2,663	3,261	3,168
Deferred	(48)	(84)	(58)
Total provision for income tax	2,615	3,177	3,110
NET INCOME	$8,576	$8,688	$8,530
BASIC EARNINGS PER SHARE	$12.76	$12.69	$12.06
DILUTED EARNINGS PER SHARE	$12.72	$12.68	$12.06

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2007, 2006 and 2005

			Accum. Other		Total
	Common Stock		Comprehensive	Retained	Stockholders’	Comprehensive
(dollars in thousands except share and per share amounts)	Shares	Amount	Income (Loss)	Earnings	Equity	Income
BALANCE, December 31, 2004	707,137	$14,591	$(23)	$44,165	$58,733
Comprehensive income
Net income	—	—	—	8,530	8,530	$8,530
Other comprehensive income
Unrealized loss on available-for-sale securities, net of tax benefit of $178	—	—	(347)	—	(347)	(347)
Total other comprehensive loss						(347)
Comprehensive income						$8,183
Cash dividend declared, $2.20 per share	—	—	—	(1,556)	(1,556)
Common stock issued	100	13	—	—	13
BALANCE, December 31, 2005	707,237	14,604	(370)	51,139	65,373
Comprehensive income
Net income	—	—	—	8,688	8,688	$8,688
Other comprehensive income
Unrealized gains on available-for-sale securities, net of taxes of $51	—	—	101	—	101	101
Total other comprehensive income						101
Comprehensive income						$8,789
Cash dividend declared, $3.00 per share	—	—	—	(2,028)	(2,028)
Common stock redemption	(33,805)	(701)		(4,921)	(5,622)
Common stock issued	100	32	—	—	32
BALANCE, December 31, 2006	673,532	13,935	(269)	52,878	66,544
Comprehensive income
Net income	—	—	—	8,576	8,576	$8,576
Other comprehensive income
Unrealized gains on available-for-sale securities, net of taxes of $496	—	—	963	—	963	963
Total other comprehensive income						963
Comprehensive income						$9,539
Cash dividend declared, $4.50 per share	—	—	—	(3,029)	(3,029)
Common stock redemption	(2,870)	(510)		—	(510)
Common stock issued	335	139	—	—	139
BALANCE, December 31, 2007	670,997	$13,564	$694	$58,425	$72,683

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS

(dollars in thousands)

Years Ended December 31,	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,576	$8,688	$8,530
Adjustments to reconcile net income to net cash flows from operating activities
Provision (benefit) for loan losses	(150)	—	(50)
Provision for other real estate owned losses	—	—	15
Depreciation	838	848	778
Loss (gain) on sale of premises and equipment	92	(22)	(23)
Gain on sale of other real estate owned	(19)	(183)	(213)
Gains on sale of loans	(24)	—	—
Amortization of investment security premiums and discounts, net	(231)	(74)	(17)
Provision for deferred income taxes	(48)	(84)	(58)
Stock compensation for employee services	135	32	13
Changes in operating assets and liabilities
Originations of loans held for sale	(1,476)	—	—
Proceeds from sales of loans held for sale	1,500	—	—
Increase in interest receivable	(50)	(1,043)	(578)
(Increase) decrease in other assets	(867)	(51)	971
Increase in other liabilities	910	656	486
Net cash flows from operating activities	9,186	8,767	9,854
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities, calls, and principal payments of investment securities – available-for-sale	67,507	24,885	11,425
Purchases of investment securities – available-for-sale	(78,829)	(68,747)	(48,138)
Proceeds from maturities and principal payments of investment securities – held-to-maturity	5,962	6,471	14,586
Purchases of investment securities – held-to-maturity	(10,854)	(12,308)	(16,630)
Net (increase) decrease in federal funds sold	(15,495)	62,390	(63,090)
Net (increase) decrease in loans	(29,945)	(24,949)	56,312
Purchase of premises and equipment	(1,736)	(1,406)	(304)
Proceeds from sale of premises and equipment	—	25	23
Proceeds from sale of other real estate owned	19	—	1,618
Net cash flows from investing activities	(63,371)	(13,639)	(44,198)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	3,967	(17,265)	4,734
Net increase in time deposits	47,110	23,543	23,789
Amount paid for redemption of common stock	(510)	(5,622)	—
Net increase in securities sold under agreement to repurchase	1,749	2,804	5,109
Cash dividends	(3,029)	(2,028)	(1,556)
Proceeds from exercise of stock options	4	—	—
Net cash flows from financing activities	49,291	1,432	32,076
NET CHANGE IN CASH AND DUE FROM BANKS	(4,894)	(3,440)	(2,268)
CASH AND DUE FROM BANKS, beginning of year	21,535	24,975	27,243
CASH AND DUE FROM BANKS, end of year	$16,641	$21,535	$24,975
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for income taxes	$2,387	$3,238	$2,951
Cash paid during the year for interest	$12,977	$9,862	$6,296
SUPPLEMENTAL INFORMATION ABOUT NONCASH FINANCING AND INVESTING ACTIVITIES
Property taken in settlement of loans	—	$485	$224
Property sold through seller financing	—	$668	—

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Financial Statement Presentation – On June 30, 2006, at the completion of the corporate reorganization, pursuant to the Plan and Agreement of Reorganization and Merger dated January 17, 2006, Skagit State Bank became a wholly-owned subsidiary of Skagit State Bancorp, Inc. In accordance with the plan, each outstanding whole share of Skagit State Bank common stock (675,930 shares) immediately before completion of the reorganization, was exchanged for one share of Skagit State Bancorp, Inc. common stock. As the successor holding company and subsidiary Bank represent only a reorganization of corporate structure, there was no effect from the reorganization upon previously issued financial statements other than a recapitalization from $10 par value to no par value common stock.  As a result, the reorganization has been accounted for on a retrospective basis as if the current structure had previously existed.

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

Nature of Operations – Skagit State Bank (the “Bank”) provides a full range of banking services to individual and corporate customers through its 13 branches in Skagit, Snohomish and Whatcom counties. The Bank is subject to significant competition from other financial institutions. The Bank is also subject to the regulations of certain federal and state of Washington agencies and undergoes periodic examinations by those regulatory authorities. The Bank began operations in 1958 and is a state-chartered commercial bank with its headquarters in Burlington (Skagit County), Washington.

Use of Estimates – In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses for the periods presented, and assets and liabilities as of the date of the balance sheet. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, deferred income taxes and impairment of investments. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of Bancorp’s financial statements; accordingly, it is possible that actual results could differ from these estimates or assumptions, which could have a material effect on the reported amounts of the consolidated financial position and results of operation.

Cash, Cash Equivalents and Federal Funds Sold – For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and due from banks, all of which have original maturities of three months or less.

Included in cash and due from banks are legally reserved amounts which are required to be maintained on an average basis in the form of cash and balances due from the Federal Reserve Bank and other banks. Reserve requirements approximated $883,000 and $662,000 as of December 31, 2007 and 2006, respectively.

Bancorp maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Bancorp has adequate liquidity to accommodate fluctuations in deposit levels, fund operations, provide for customer credit needs and meet obligations and commitments on a timely basis. Bancorp has generally been a net seller of federal funds. Bancorp’s federal funds sold were $41.2 million and $25.7 million at December 31, 2007 and 2006, respectively.

Investment Securities – Investments securities may be classified into one of three categories: 1) held-to-maturity (HTM), 2) available-for-sale (AFS), or 3) trading.  Bancorp holds no investments classified as trading securities.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment securities are categorized as held-to-maturity when Bancorp has the intent and ability to hold those securities to maturity. These securities are carried at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income using the interest method over the period to call or maturity.

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

Loans – Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs. Interest income is accrued on the unpaid principal balance.

Loan origination fees including commitment fees and certain direct origination costs are capitalized and generally amortized into interest income as an adjustment to the loan yield using the interest method.

A loan is considered impaired when management determines that it is probable that Bancorp will be unable to collect all contractual amounts of principal and interest as scheduled in the loan agreement. These loans include loans in nonaccrual status and other loans that management considers to be impaired. The recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan, the observable fair market value of the loan or the estimated fair value of the loan’s collateral.

Loans are defined as delinquent when any payment of principal and/or interest is past due. Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful or when the loan becomes 90 or more days past due. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed and charged against interest income. Payments received on nonaccrual loans are generally applied to principal.  However, based on management’s assessment of the ultimate collectability of an impaired or nonaccrual loan, interest income may be recognized on a cash basis. Nonaccrual loans are returned to accrual when the loan is brought current, and when in the opinion of management, the borrower has demonstrated the ability to resume payments of principal and interest.  Interest income on restructured loans is recognized pursuant to the terms of a new loan agreement.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The allowance for loan losses is maintained at a level deemed adequate to provide for estimated future losses. Bancorp has a systematic methodology for evaluating the adequacy of the allowance for loan losses and the allowance is evaluated on a quarterly basis. The allowance consists of specific, general and unallocated components.  The allowance is based upon Bancorp’s periodic evaluation of the pertinent factors underlying the quality of the loan portfolio, including changes in size and composition of the loan portfolio, levels and trends in losses and delinquencies, actual loan loss experience, current economic conditions, specific industry conditions, loan concentrations, detailed analysis of individual loans for which full collectibility may not be assured and the determination of the existence and the realizable value of the collateral securing the loans. The general allowance is then calculated, by applying a loss percentage factor to the different loan types and the different risk gradings.  In addition, as part of the process, a specific allowance is determined based on Bancorp’s review of classified or non-performing loans for specific weaknesses and evaluation of those loans for impairment and loss exposure. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimated specific and general losses in the loan portfolio.

Additions to the allowance, in the form of provisions, are reflected in current operating results, while charge-offs to the allowance are made when a loss is determined to have occurred.  The ultimate recovery of loans is susceptible to future market factors beyond Bancorp’s control. These factors may result in losses or recoveries differing significantly from those provided in Bancorp’s financial statements. Bancorp’s periodic evaluation of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans.  Such agencies may require Bancorp to recognize additional provisions or adjustments to its allowance for loan losses based on their judgment using information available to them at the time of their examination.

Loans Held For Sale – Loans held for sale includes mortgage loans and are reported at the lower of cost or market value.  Cost generally approximates market value, given the short duration of these assets.  Gains or losses on the sale of loans that are held for sale are recognized at the time of the sale and determined by the difference between net sale proceeds and the net book value of the loans less the estimated fair value of any retained mortgage servicing rights.  As of December 31, 2007 and 2006, Bancorp held no loans for sale on its balance sheet.

Bank Premises and Equipment – Bank premises and equipment are shown at cost less accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life ranges up to 30 years for buildings and improvements and ranges from 3 to 7 years for all furniture, fixtures and equipment.  Upon sale or retirement, the cost and related accumulated depreciation are removed from the respective property or equipment accounts, and the resulting gains or losses are reflected in operations.   Expenditures for maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned – Other real estate owned includes properties acquired through foreclosure. These properties are recorded at the lower of cost or estimated fair value less estimated costs to sell. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

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

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Borrowings – Bancorp offers repurchase agreements to its customers.  The agreements are fully collateralized by certain securities of the U.S. Government and its agencies and other approved investments including FHLB, FNMA, FFCB and FHLMC securities under agreements to repurchase. In addition, Bancorp has the capacity to borrow funds from the Federal Reserve Bank.  This credit line has pledge requirements whereby Bancorp must pledge collateral sufficient to cover any advance taken.  Bancorp also has federal funds credit lines at other financial institutions which are subject to the financial institution’s availability of funds and Bancorp’s financial position.  As of December 31, 2007, Bancorp had $35.0 million in approved unused credit lines from other financial institutions.

Income Tax – Bancorp files a consolidated federal income tax return.  Bancorp accounts for income taxes using the liability method and deferred taxes are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.  Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between Bancorp’s financial statements and its tax returns. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Bancorp adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” on January 1, 2007. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 provides guidance on de-recognition, classification, interest and penalties and accounting in interim periods and requires expanded disclosure with respect to uncertainty in income taxes.  As a result of the implementation of FIN 48, Bancorp recognized no adjustments for unrecognized income tax benefits, all of which would affect Bancorp’s effective income tax rate if recognized.  Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as non-interest expense.

Financial Instruments – In the ordinary course of business, Bancorp has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit-card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising Costs – Bancorp expenses advertising costs as they are incurred.

Earnings Per Share – Basic earnings per share amounts are computed based on the weighted average number of shares outstanding. Diluted earnings per share is calculated by dividing net income by diluted weighted average shares outstanding, which includes common stock equivalents outstanding using the treasury stock method.

Stock Based Compensation –Bancorp has a stock-based equity compensation plan which is described more fully in Note 8.  Under this plan, Bancorp is authorized to grant options or restricted stock up to 100,000 shares.  In addition to this share-based payment plan, Bancorp has granted stock pursuant to an employment agreement with an executive officer.

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

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prior to the adoption of SFAS No. 123 (R), Bancorp accounted for stock compensation under the intrinsic value method permitted by Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations.  Under APB No. 25, Bancorp recognized compensation at the measurement date of the amount, if any, that the market price of Bancorp’s common stock exceeded the exercise price.

Reclassifications – Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on retained earnings or net income as previously reported.

NOTE 2 – INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD

The following tables summarize the aggregate amortized cost and estimated fair value of investment securities as of December 31:

	2007
	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
Available-For-Sale Securities
U.S. government agencies	$60,153	$303	$36	$60,420
Mortgage-backed securities	54,719	666	—	55,385
State and political subdivisions	11,030	126	8	11,148
Total available-for-sale	125,902	1,095	44	126,953
Held-To-Maturity Securities
State and political subdivisions	39,926	261	40	40,147
Total held-to-maturity	39,926	261	40	40,147
Total investment securities	$165,828	$1,356	$84	$167,100

	2006
	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
Available-For-Sale Securities
U.S. government agencies	$90,882	$40	$402	$90,520
Mortgage-backed securities	19,849	—	72	19,777
State and political subdivisions	3,618	42	16	3,644
Total available-for-sale	114,349	82	490	113,941
Held-To-Maturity Securities
State and political subdivisions	35,034	89	253	34,870
Total held-to-maturity	35,034	89	253	34,870
Total investment securities	$149,383	$171	$743	$148,811

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 2 – INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD (CONTINUED)

The following table shows the gross unrealized losses and fair values of investments with unrealized losses that are deemed to be temporarily impaired.

	2007
	Less Than 12 Months		12 Months or Greater		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities
U.S. government agencies	$7,975	$12	$5,972	$24	$13,947	$36
Mortgage-backed securities	—	—	—	—	—	—
State and political subdivisions	1,876	7	682	1	2,558	8
Total available-for-sale	9,851	19	6,654	25	16,505	44
Held-To-Maturity Securities
State and political subdivisions	—	—	14,926	40	14,926	40
Total held-to-maturity	—	—	14,926	40	14,926	40
Total investment securities	$9,851	$19	$21,580	$65	$31,431	$84

	2006
	Less Than 12 Months		12 Months or Greater		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities
U.S. government agencies	$33,865	$85	$42,666	$316	$76,531	$401
Mortgage-backed securities	19,777	72	—	—	19,777	72
State and political subdivisions	505	3	1,177	14	1,682	17
Total available-for-sale	54,147	160	43,843	330	97,990	490
Held-To-Maturity Securities
State and political subdivisions	13,702	138	11,697	115	25,399	253
Total held-to-maturity	13,702	138	11,697	115	25,399	253
Total investment securities	$67,849	$298	$55,540	$445	$123,389	$743

Certain investment securities shown above currently have fair values less than amortized cost and, therefore, contain unrealized losses.  At December 31, 2007, there were 32 investment securities with unrealized losses.  Bancorp has evaluated these securities and believes that the decline in value is temporary and is related to the change in market interest rates since purchase, with no permanent sector or issuer credit concerns or impairments.  Bancorp anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

Investments in state and municipal securities involve governmental entities within the State of Washington.  Investment securities with a carrying value of $23.0 million and $24.3 million, as of December 31, 2007 and 2006, respectively, were pledged to secure U.S. government and public deposits, securities sold under agreements to repurchase, and for other purposes as required by law. There were no sales of securities during 2007, 2006 and 2005.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 2 – INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD (CONTINUED)

The amortized cost and estimated fair value of investment securities at December 31, 2007, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2007
	Available-For-Sale		Held-To-Maturity
	Amortized	Estimated	Amortized	Estimated
(dollars in thousands)	Cost	Fair Value	Cost	Fair Value
U.S. government agencies
1 year	$14,984	$14,953	$—	$—
2-5 years	27,772	27,988	—	—
6-10 years	16,899	16,979	—	—
Over 10 years	498	500	—	—
Mortgage-backed securities
1 year	—	—	—	—
2-5 years	—	—	—	—
6-10 years	4,582	4,720	—	—
Over 10 years	50,137	50,665	—	—
State and political subdivisions
1 year	1,076	1,079	3,517	3,513
2-5 years	4,755	4,816	7,119	7,158
6-10 years	3,294	3,338	13,358	13,506
Over 10 years	1,905	1,915	15,932	15,970
Total investment securities	$125,902	$126,953	$39,926	$40,147

Investments in federal funds sold are made with major banks. To reduce risk, Bancorp will generally invest no more than $10,000,000 in federal funds sold with any one bank.

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES

Most of Bancorp’s business activity is with customers located within Skagit, Snohomish and Whatcom Counties. Bancorp originates commercial, real estate and consumer loans. Generally, loans are secured by accounts receivable, inventory, deposit accounts, personal property or real estate. Rights to collateral vary and are legally documented to the extent practicable.

Real estate loans comprise the largest category of loans.  While Bancorp has significant balances within this lending category, these real estate secured loans are well diversified between the defined segments of this portfolio. The real estate secured portfolio consists of both commercial purpose loans and consumer purpose loans.  These loans are collateralized by, but not limited to, property types such as office buildings, retail buildings, owner occupied business properties, multi-family properties, farm land, timber land, residential land development and residential properties.  Although Bancorp has a diversified loan portfolio, economic conditions may affect borrowers’ ability to meet the stated repayment terms.

Bancorp has developed processes and policies to monitor and manage concentrations of credit within defined segments of the loan portfolio. Bancorp believes that its loan policies and concentration policies minimize risk in its loan portfolio.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The major components of loans at December 31 are as follows:

(dollars in thousands)	2007	2006
Real Estate
Residential and commercial	$229,680	$194,989
Construction	21,468	32,031
Commercial, industrial and agricultural	70,040	72,033
Consumer	35,411	28,385
	356,599	327,438
Less deferred loan fees	(1,401)	(1,694)
Total loans	$355,198	$325,744

Contractual maturities of loans as of December 31, 2007 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

(dollars in thousands)	Within one year	One to five years	After five years	Total
Real Estate
Residential and commercial	$58,777	$123,217	$47,686	$229,680
Construction	10,925	4,154	6,389	21,468
Commercial, industrial and agricultural	38,448	23,509	8,083	70,040
Consumer	9,423	10,844	15,144	35,411
Total	$117,573	$161,724	$77,302	$356,599

Bancorp originates both variable and fixed-rate loans.  At December 31, 2007 and 2006, respectively, approximately $154.6 million and $142.6 million of loans outstanding were variable rate loans. Bancorp’s variable rate loans typically do not contain interest rate floors or caps. Loans serviced for others totaled $6.6 million and $8.0 million, respectively, as of December 31, 2007 and 2006.

The following is an analysis of the changes in the allowance for loan losses:

(dollars in thousands)	2007	2006	2005
Balance, beginning of year	$5,176	$5,178	$5,830
Provision (benefit) for loan losses	(150)	—	(50)
Loans charged off	(1,336)	(1,263)	(901)
Recoveries on loans previously charged off	845	1,261	299
Balance, end of year	$4,535	$5,176	$5,178

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following is a summary of non-accrual and impaired loans:

(dollars in thousands)	2007	2006	2005
Nonaccruing loans	$7,690	$5,734	$4,116
Other impaired loans	—	1,913	2,318
Loans 90 days past due and still accruing	—	—	—
Total impaired loans	$7,690	$7,647	$6,434

Impaired loans with a valuation allowance	$7,204	$6,984	$4,134
Impaired loans without a valuation allowance	$486	$663	$2,300

Allowance for loan losses related to impaired loans	$538	$1,570	$1,214
Average balance of impaired loans	$7,220	$7,895	$9,247
Interest income collected on impaired and nonaccruing loans	$411	$340	$217

Additional interest income of $522,000, $380,000 and $144,000 would have been recorded for the year ended December 31, 2007, 2006 and 2005, respectively, had non-accrual loans been current in accordance with their original terms. At December 31, 2007, there were no significant commitments to lend to borrowers representing impaired and nonaccruing loans. At December 31, 2007, two relationships represented ninety percent of total impaired loans. Periodically, Bancorp restructures loans by renewing or extending due dates as an accommodation to borrowers.  Principal and interest on these loans are recorded in accordance with their restructured terms.

NOTE 4 – BANK PREMISES AND EQUIPMENT

The major classifications of bank premises and equipment are as follows:

(dollars in thousands)	2007	2006
Land	$3,999	$3,999
Buildings and leasehold improvements	9,571	9,512
Furniture, fixtures and equipment	6,385	5,887
	19,955	19,398
Less accumulated depreciation	(7,860)	(8,109)
Total bank premises and equipment	$12,095	$11,289

Depreciation expense on premises and equipment was $838,000 in 2007, $848,000 in 2006 and $778,000 in 2005.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 5 – DEPOSITS

The major classifications of deposits and the total remaining maturities for time deposits at December 31 are as follows:

(dollars in thousands)	2007	2006
Non-interest-bearing demand	$77,957	$81,250
Interest-bearing demand	89,830	83,602
Money market deposit accounts	67,857	59,855
Savings	73,464	80,434
	309,108	305,141

Certificates of deposit
Due within one year	161,844	119,143
After one year but within two years	21,595	20,437
After two years but within three years	5,265	3,774
After three years but within four years	544	432
After four years but within five years	1,498	374
After five years	566	42
Total certificates of deposit	191,312	144,202
Total deposits	$500,420	$449,343

Certificates of deposit, greater than or equal to $100,000 included in the above amounts, totaled $102.7 million and $66.4 million at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, respectively, $827,000 and $597,000 in deposit overdrafts were reclassified as loans outstanding.

NOTE 6 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Bancorp offers repurchase agreements to its customers.  The agreements are fully collateralized by certain securities of the U.S. Government and its agencies and other approved investments including FHLB, FNMA, FFCB and FHLMC securities under agreements to repurchase. The securities underlying the agreements are held by a safekeeping agent. Securities sold under agreements to repurchase were as follows:

(dollars in thousands)	2007	2006
Securities sold under agreements to repurchase	$15,851	$14,102
Weighted average interest rate at year end	3.38%	3.70%
Maximum month-end balance during the year	$17,914	$15,945
Average monthly balance during the year	15,115	13,223
Carrying value of collateral for agreements	20,051	20,871

As of December 31, 2007, all securities sold under agreements to repurchase were scheduled to mature during 2008 and their interest rates were variable with a range of 2.50% to 4.00%.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 7 – INCOME TAXES

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

	2007		2006		2005
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate

Income tax provision at statutory rate	$3,805	34.0%	$4,034	34.0%	$3,958	34.0%
Effect of nontaxable interest income	(369)	(3.2)	(275)	(2.3)	(272)	(2.3)
Nondeductible expenses	483	4.3	344	2.9	289	2.5
Tax credits	(1,190)	(10.6)	(930)	(7.8)	(781)	(6.7)
Other	(114)	(1.1)	4	—	(84)	(0.8)
Total income taxes	$2,615	23.4%	$3,177	26.8%	$3,110	26.7%

The tax credits are from Bancorp’s investment in Qualified Zone Academy Bonds.  In lieu of receiving periodic interest payments, Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits become available one year after the bond is issued and each successive one year period thereafter until maturity.  At December 31, 2007 and 2006, Bancorp had $21.2 million and $20.6 million in Qualified Zone Academy Bonds.

The following table shows the nature and components of Bancorp’s net deferred tax asset as of December 31:

(dollars in thousands)	2007	2006
Deferred Tax Assets
Allowance for loan losses	$1,355	$1,433
Other deferred tax assets	42	18
Other accrued expenses	195	173
Unrealized loss on securities available-for-sale	—	139
Total deferred assets	1,592	1,763

Deferred Tax Liabilities
Deferred loan fees for tax purposes in excess of amounts deferred for financial reporting	(76)	(93)
Investment securities	(31)	(35)
Premises and equipment	(306)	(367)
Unrealized gain on securities available-for-sale	(357)	—
Other	(37)	(35)
Total deferred liabilities	(807)	(530)
Net deferred tax asset	$785	$1,233

A valuation allowance against deferred tax assets has not been established as it is more likely than not, based on Bancorp’s historical performance, that these deferred tax assets will be realized.

Bancorp adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” on January 1, 2007. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 provides guidance on de-recognition, classification, interest and penalties and accounting in interim periods and requires expanded disclosure with respect to uncertainty in income taxes.  As a result of the implementation of FIN 48, Bancorp recognized no adjustments for unrecognized income tax benefits, all of which would affect Bancorp’s effective income tax rate if recognized. Bancorp had no unrecognized tax benefits at January 1, 2007 and December 31, 2007.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 7 – INCOME TAXES (CONTINUED)

Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as non-interest expense.  During the years ended December 31, 2007 and 2006, Bancorp recognized no interest and penalties. Bancorp and its subsidiary files income tax returns in the United Stated federal jurisdiction. Bancorp is no longer subject to U.S. federal income tax examinations by tax authorities for tax years before 2004.

NOTE 8 – EMPLOYEE BENEFIT PLANS

401K Plan: Bancorp has a 401(k) plan covering substantially all of its employees. Eligible employees may contribute amounts through payroll deductions. Bancorp matches 100% of each eligible employee’s elected contributions, up to a maximum of 4% of the employee’s annual eligible compensation. At the discretion of the Board of Directors, Bancorp also makes an annual profit sharing contribution of 2%, which is allocated to eligible employees based upon annual employee compensation. All employee contributions vest immediately and employer contributions vest over a 6 year period.  Employees have the option of investing contributions among selected mutual funds. During years ended December 31, 2007, 2006 and 2005, Bancorp contributed approximately $336,000, $317,000 and $281,000, respectively, to the 401(k) plan.

Incentive Stock Plan: Bancorp has one share-based payment plan, which is shareholder approved, and permits the grant of share-based awards to its employees and directors up to 100,000 shares.  The plan addresses stock options, restricted stock awards and other stock based compensation awards.  This plan is primarily designed to recognize, motivate, reward and retain eligible employees and to better align the interest of Bancorp’s employees with those of its shareholders.  In addition to this share-based payment plan, Bancorp has outstanding restricted stock awards granted pursuant to an employment agreement with an executive officer.

Bancorp adopted Financial Accounting Standards (SFAS) No. 123 (R), Share Based Payment on January 1, 2006 using the modified prospective method.  Under this method, awards that are granted, modified, or settled after December 31, 2005, are measured and accounted for in accordance with SFAS No. 123(R).  In addition, under this method, compensation expense is recognized for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date.  Prior to the adoption of SFAS No. 123 (R), Bancorp accounted for stock compensation under the intrinsic value method permitted by Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and related interpretations.  Under APB No. 25, Bancorp recognized compensation at the measurement date of the amount, if any, that the market price of Bancorp’s common stock exceeded the exercise price.  There was no pro forma effect on Bancorp’s consolidated net income and diluted earnings per share in 2005 from the recognition of compensation expense for its stock based compensation under SFAS No. 123(R).

Total equity compensation expense was $135,000 in 2007, $32,000 in 2006 and $13,000 in 2005. In 2007, cash received from the exercise of options and restricted stock awards totaled $4,000 and in 2006 and 2005 no options were exercised.  There was no tax benefit realized on stock options and restricted stock awards in 2007, 2006 and 2005.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 8 – EMPLOYEE BENEFIT PLANS (CONTINUED)

No awards were granted under this plan during 2007. All options granted during 2006 were Incentive Stock Options. In order to qualify as Incentive Stock Options, options granted must meet certain IRS criteria which includes special criteria for employees with 10% or greater ownership in the Company.  Options are granted to certain employees at a price equal to the market value of the stock on the dates that the options were granted and have a term of 10 years from the grant date with the exception of options granted to the Chief Executive Officer (10% owner) which are granted at 110% of market value and have a term of 5 years. All incentive stock options granted vest over a five year period.  Bancorp measures the fair value of each stock option at the date of the grant, using the Black Scholes option valuation model.  The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense.

The following assumptions were used in arriving at the fair value of options granted during 2006:

	Employee options	CEO options
Expected price volatility	16.63%	16.63%
Risk-free interest rate	4.59%	4.60%
Dividend yield on underlying stock	2.10%	2.10%
Weighted-average expected life in years	7.00	5.00

Historical information was the primary basis for the selection of the expected volatility and expected dividend yield.  As Bancorp does not have a history of stock options, an average or mid-point based on the vesting term and the expiration term was used in determining the weighted average expected life on options granted to employees.  The risk-free interest rate was selected based upon U.S. Treasury issues with a term equal to the expected life of the option being valued at the time of grant.  SFAS 123(R) requires the recognition of equity-based compensation for the number of awards that are expected to vest.  Estimated forfeitures will be evaluated in subsequent periods and may change based on new facts and circumstances.

The following table summarizes the activity related to options outstanding at December 31, 2007.

(dollars in thousands except per share amounts)

	Shares	Weighted Average Exercise/Grant Price	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	14,000	$163.30
Granted	—	—
Exercised	25	161.00		$1
Forfeited	700	161.00
Outstanding at December 31, 2007	13,275	$163.30	8.16	$2,469
Exercisable at December 31, 2007	2,635	$163.30	8.16	$59

The unrecognized share-based compensation cost relating to stock option expense at December 31, 2007 is approximately $363,000, which will be recognized over the remaining vesting schedule of the options. The weighted average grant date fair value of options granted during 2006 was $33.38.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 8 – EMPLOYEE BENEFIT PLANS (CONTINUED)

The aggregate intrinsic value in the table above and following represents the total pretax intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option or award, times the number of shares).

The following table summarizes the activity relating to restricted stock awards outstanding at December 31, 2007.

(dollars in thousands except per share amounts)

	Shares	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	1,505	4.67	$242
Granted	—
Vested	310		58
Forfeited	155		29
Outstanding at December 31, 2007	1,040	3.68	$193
Exercisable at December 31, 2007	—

Recipients of restricted stock awards do not pay any cash consideration to Bancorp for the shares and receive all dividends with respect to all such shares, whether or not shares have vested.  The awards vest over a five year period.  Bancorp measures the fair value of each stock award at the date of the grant and recognizes compensation based on the amount, if any, the market price of Bancorp’s common stock exceeds the exercise price.  The unrecognized share-based compensation cost relating to restricted stock awards expense at December 31, 2007 is approximately $171,000, which will be recognized over the remaining years of the original five year vesting period of the awards. The weighted average grant date fair value of restricted stock awards granted during 2006 was $161.00.

NOTE 9 – COMMITMENTS

Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, provide funds under existing lines of credit, standby letters of credit and municipal warrants. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of Bancorp’s involvement in particular classes of financial instruments. Bancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

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

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 9 – COMMITMENTS (CONTINUED)

Total commitment amounts may not necessarily represent future cash-flow requirements. The amount of collateral obtained, if it is deemed necessary by Bancorp upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Commercial and standby letters of credit are granted primarily to commercial borrowers. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Except for certain long-term guarantees, the majority of guarantees expire in one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bancorp has not incurred any losses on its letter of credit commitments in 2007, 2006 or 2005.  The following table represents the off-balance sheet commitments with their remaining terms as of December 31, 2007: (dollars in thousands)

	Total	Less Than One Year	One Year Through Three Years	Three Years Through Five Years	Thereafter
Unfunded commitments to extend credit	$73,220	$50,035	$8,518	$1,651	$13,016
Credit card arrangements	8,060	8,060	—	—	—
Commitments to fund municipal warrants	1,473	—	500	—	973
Standby letters of credit	2,308	1,973	210	125	—

NOTE 10 – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FASB Statement No. 107, “Disclosures About Fair Value of Financial Instruments”. The estimated fair values have been determined by Bancorp using available market information and appropriate valuation methodologies.  However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value.  The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In that regard, the fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement on the instrument. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Bancorp. The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value.

Cash, Due From Banks and Federal Funds Sold – The carrying value of cash, due from banks and federal funds sold approximates fair values due to the short-term nature of these instruments.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 10 – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Investment Securities – The fair values for investment securities are based on quoted market prices, where available. If quoted market values are not available, fair values are based on quoted market prices of comparable instruments. The fair values of fixed rate warrants and qualified zone academy bonds, included in state and political subdivisions investment securities, are estimated using discounted cash flow analysis using interest rates currently being offered for warrants of similar terms or the current qualified zone academy bond interest rates. The carrying amount of accrued interest receivable approximates its fair value.

Loans – The fair values for variable-rate loans that reprice frequently are based on carrying values. The fair values of fixed-rate commercial, real estate mortgage, installment, and other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Deposits – The fair values disclosed for demand, savings, and money market accounts are equal to their carrying amounts. The fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits. The carrying amount of interest payable approximates its fair value.

Securities Sold Under Agreements to Repurchase – The carrying amounts of securities sold under agreements to repurchase approximates fair value.

Off-Balance-Sheet Instruments – Commitments to extend credit and standby letters of credit represent the principal categories of off-balance financial instruments (See Note 9).  The fair value of these instruments is not considered material since they are for relatively short periods of time and are subject to customary credit terms, which would not include terms that would expose Bancorp to significant gains or losses.

The carrying amounts and estimated fair values of Bancorp’s financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006
	Carrying		Carrying
(dollars in thousands)	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and due from banks	$16,641	$16,641	$21,535	$21,535
Federal funds sold	41,195	41,195	25,700	25,700
Investment securities	166,879	167,100	148,975	148,811
Net loans	350,663	349,761	320,568	318,503
Accrued interest receivable	3,464	3,464	3,414	3,414
Financial Liabilities
Demand and savings deposits	309,108	309,108	305,141	305,141
Time deposits	191,312	192,410	144,202	144,191
Securities sold under agreements to repurchase	15,851	15,851	14,102	14,102
Accrued interest payable	617	617	457	457

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 11 – RELATED PARTY TRANSACTIONS

Loans to directors, executive officers, principal stockholders of Bancorp and their affiliates are subject to regulatory limitations. In the opinion of management, related party loans and deposits are transacted as part of Bancorp’s normal course of business, and are not subject to preferential terms or conditions.  At December 31, 2007 and 2006, loans outstanding to directors and executive officers were $16.2 million and $14.9 million, respectively.  During 2007, advances or new loans totaled $14.5 million and repayments totaled $13.2 million.  During 2007 and 2006, there were no loans to related parties that were considered to be classified or impaired. Deposits from related parties totaled approximately $13.6 million and $9.2 million at December 31, 2007 and 2006, respectively.

NOTE 12 – STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS

Skagit State Bancorp and Skagit State Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Bancorp’s financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, specific capital adequacy guidelines, that involve quantitative measures of Bancorp’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices, must be met. The capital classifications are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures, established by regulation to ensure capital adequacy, require maintenance of minimum amounts and ratios (set forth in the table on the following page) of total and Tier I capital to risk weighted assets (as defined in the regulations), and of Tier I capital to average assets. As of the most recent notification from the Bank’s primary regulator, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2007, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were “well-capitalized” pursuant to such regulations.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 12 – STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS  (CONTINUED)

The following table sets forth the amounts and ratios regarding actual and minimum regulatory capital requirements, together with the amounts and ratios required to meet the definition of a “well-capitalized” institution.

						To Be Well Capitalized Under Prompt Corrective Action Provisions

			For Capital Adequacy Purposes
	Actual
(dollars in thousands)	Amount	Ratio	Amount		Minimum Ratio	Amount		Ratio
As of December 31, 2007
Total Capital
(to Risk-Weighted Assets)
Skagit State Bank	$76,354	17.25%	$35,407	>	8.00%	$44,259	>	10.00%
Skagit State Bancorp, Inc.	$76,524	17.29%	$35,412	>	8.00%	$44,265	>	10.00%
Tier I Capital
(to Risk-Weighted Assets)
Skagit State Bank	$71,819	16.23%	$17,704	>	4.00%	$26,556	>	6.00%
Skagit State Bancorp, Inc.	$71,989	16.26%	$17,706	>	4.00%	$26,559	>	6.00%
Tier I Capital
(to Average Assets)
Skagit State Bank	$71,819	12.39%	$23,183	>	4.00%	$28,979	>	5.00%
Skagit State Bancorp, Inc.	$71,989	12.42%	$23,183	>	4.00%	$28,979	>	5.00%

As of December 31, 2006
Total Capital
(to Risk-Weighted Assets)
Skagit State Bank	$71,548	17.96%	$31,878	>	8.00%	$39,847	>	10.00%
Skagit State Bancorp, Inc.	$71,796	18.02%	$31,878	>	8.00%	$39,847	>	10.00%
Tier I Capital
(to Risk-Weighted Assets)
Skagit State Bank	$66,565	16.71%	$15,939	>	4.00%	$23,908	>	6.00%
Skagit State Bancorp, Inc.	$66,813	16.77%	$15,939	>	4.00%	$23,908	>	6.00%
Tier I Capital
(to Average Assets)
Skagit State Bank	$65,565	12.66%	$21,031	>	4.00%	$26,289	>	5.00%
Skagit State Bancorp, Inc.	$66,813	12.71%	$21,031	>	4.00%	$26,289	>	5.00%

NOTE 13 – CONTINGENCIES

From time to time, Bancorp may become a plaintiff and/or defendant in certain claims and legal actions arising in the ordinary course of commercial banking involving real estate lending transactions and other ordinary routine litigation incidental to the business of Bancorp.  Bancorp is not currently a party to any pending legal proceedings that Bancorp believes would have a material adverse effect on the financial condition or results of operations of Bancorp.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 14 – EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share for the years ended:

(dollars in thousands except share and per share amounts)	2007	2006	2005
Numerator:
Net income	$8,576	$8,688	$8,530
Denominator:
Denominator for basic earnings per share -
Weighted average shares outstanding	671,937	684,644	707,178
Effect of dilutive securities:
Stock options and restricted stock grants	2,509	438	459
Denominator for diluted earnings per share -
Weighted average shares outstanding	674,446	685,082	707,637
Basic earnings per share	$12.76	$12.69	$12.06
Diluted earnings per share	$12.72	$12.68	$12.06

NOTE 15 – PARENT COMPANY (ONLY) FINANCIAL INFORMATION

The following table presents the condensed financial statements for Skagit State Bancorp, Inc. (parent company only) at December 31, 2007 and 2006:

Condensed Balance Sheet

December 31,	2007	2006

Assets
Cash and due from banks	$112	$285
Other assets	58	—
Investment in subsidiaries	72,513	66,296
Total Assets	$72,683	$66,581

Liabilities
Other liabilities	$—	$37
Stockholders’ equity
Common stock	13,564	13,935
Accumulated other comprehensive income (loss), net of tax	694	(269)
Retained earnings	58,425	52,878
Total stockholders’ equity	72,683	66,544
Total Liabilities and Stockholders’ Equity	$72,683	$66,581

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 15 – PARENT COMPANY (ONLY) FINANCIAL INFORMATION (CONTINUED)

Condensed Statement of Income

Year Ended December 31,	2007	2006
Non-interest expense	$367	$167
Loss before income tax benefit and equity in undistributed income of subsidiaries	(367)	(167)
Income tax benefit	95	28
Loss before equity in undistributed income of subsidiaries	(272)	(139)
Undistributed income of subsidiaries	5,120	790
Dividend income from Bank	3,728	8,037
Net Income	$8,576	$8,688

Condensed Statement of Cash Flows

Year Ended December 31,	2007	2006
Cash Flows from Operating Activities:
Net Income	$8,576	$8,688
Adjustments to reconcile net income to net cash flows from operating activities:
Equity in undistributed earnings of subsidiaries	(5,120)	(790)
Other assets	(58)	—
Other liabilities	(36)	37
Net cash flows from operating activities	3,362	7,935

Cash Flows from Financing Activities:
Amount paid for redemption of common stock	(510)	(5,622)
Cash dividends paid to stockholders	(3,029)	(2,028)
Proceeds for exercise of stock options	4	—
Net cash flows from financing activities	(3,535)	(7,650)

Cash and due from banks, beginning of year	285	—
Cash and due from banks, end of year	$112	$285

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE 16 – NEW ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS No. 115”. This statement permits companies to choose to measure selected financial instruments at fair value. Following the initial fair value measurement date, ongoing unrealized gains and losses on items for which fair value reporting has been elected are reported in earnings.  SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption of this statement was permitted only as allowed in paragraph 30 of the statement. Bancorp did not elect early adoption of this standard and does not anticipate the adoption of SFAS No. 159 on its effective date will have a material impact on its consolidated financial statements.

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

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of SFAS No. 87, 88, 106 and 132(R).  This statement requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This Statement is effective for Bancorp as of January 1, 2008.  Bancorp does not anticipate the adoption of SFAS No. 158 will have a material impact on its consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion is intended to assist in understanding the financial condition and results of operations of Bancorp.  The purpose of this discussion is to focus on significant factors concerning Skagit State Bancorp’s financial condition and results of operation.  This discussion should be read in conjunction with the financial statements and the accompanying notes thereto.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Bancorp’s financial statements are based upon the selection and application of significant accounting policies which by their nature are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, management has identified several accounting policies that due to judgments, estimates and assumptions inherent in those policies are important to an understanding of Bancorp’s financial statements.  These policies relate to the determination of the allowance for loan losses, the valuation of real estate owned, deferred income taxes and impairment of investments. These policies and the judgments, estimates and assumptions are described in more detail in subsequent sections of Management’s Discussion and Analysis and in the consolidated financial statements and footnotes.

BUSINESS

Skagit State Bancorp, Inc. is a bank holding company with one wholly owned subsidiary - Skagit State Bank (collectively, “Company” or “Bancorp”). On June 30, 2006, at the completion of a corporate reorganization, Skagit State Bank became a wholly-owned subsidiary of Skagit State Bancorp, Inc.

Skagit State Bank began operations in 1958 and is headquartered in Burlington (Skagit County), Washington.  The Bank provides a full range of banking services and products to both businesses and individuals through 13 full service banking offices located in Skagit, Snohomish and Whatcom counties.

OVERVIEW

For the year ended December 31, 2007, net income decreased slightly to $8.6 million or $12.72 per diluted earnings per share compared to $8.7 million or $12.68 per diluted earnings per share in 2006 and $8.5 million or $12.06 per diluted share in 2005. The decrease in 2007 net income was primarily attributable to increases in non-interest and interest expenses, which were partially offset by increases in interest income and non-interest income.  Interest income increased due in part to growth in the loan portfolio and interest recoveries of $935,000 relating to two loan relationships.

Highlights for 2007 include:

Diluted earnings per share increased to $12.72 in 2007 compared to $12.68 in 2006 while net income decreased to $8.6 million for 2007 from $8.7 million for 2006. The increase in diluted earnings per share was primarily due to the reduction in the number of shares as a result of stock repurchases.

As of December 31, 2007, assets totaled $592.7 million, an increase of 11.2% from $532.8 million at December 31, 2006.

Total loans increased $29.5 million or 9.0% to $355.2 million in 2007 compared to $325.7 million in 2006. This increase was primarily in residential and commercial real estate loans.

Total deposits increased $51.1 million or 11.4% to $500.4 million at December 31, 2007 from $449.3 million at December 31, 2006. Time certificates of deposits increased $47.1 million and other deposit accounts increased $4.0 million.

Non-interest income increased $562,000 or 17.5 percent during 2007 compared to 2006.  In July 2007, Bancorp began offering a new overdraft protection product to its checking account customers and as a result overdraft and non-sufficient fund fees increased $590,000 year over year.

Bancorp increased the cash dividend paid to shareholders to $4.50 during 2007 from $3.00 in 2006.

RESULTS OF OPERATIONS

Bancorp’s results of operations are dependent to a large degree on net interest income, operating efficiency and the level of the provision for loan losses. Bancorp’s operations are sensitive to interest rate changes and the resulting impact on net interest income. In addition, changes in net interest income are influenced by the volume of assets and liabilities and the rates earned and paid respectively.  Bancorp generates non-interest income primarily through fees on mortgage loans and service charges and other deposit related fees. Bancorp’s non-interest expenses consist primarily of salaries and employee benefits expense, bank premises and equipment expenses and other operating expenses.

NET INTEREST INCOME              Net interest income is Bancorp’s principal source of revenue and is comprised of interest income on earnings assets (loans and investment securities) less interest expense on interest-bearing liabilities (deposits and borrowings). Interest income and expense are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and the actions of regulatory authorities.

Bancorp’s net interest income increased $466,000 in 2007 to $23.7 million from $23.2 million in 2006 and $22.6 million in 2005.   The increase for 2007 compared to 2006 was primarily due to a $935,000 interest recovery on two loan relationships.  Excluding those recoveries, net interest income would have decreased $469,000.  This decrease was primarily a result of a decrease in the interest-earning asset yield, an increase in the cost of funds and an increase in the average balance of interest-bearing liabilities.  Increases in market interest rates during 2006 had a favorable impact on Bancorp’s net interest income during 2006, although Bancorp experienced a greater increase in cost of funds in comparison to the increase in the interest-earning asset yield. This increase in cost of funds was mitigated by the higher balance of average interest-earning assets compared to the balance of average interest-bearing liabilities.

The net interest margin is net interest income expressed as a percent of average interest-earning assets. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities as well as levels of non-interest bearing liabilities.  In 2006, the Federal Reserve increased its targeted federal funds rate by 100 basis points to 5.25 percent, where it remained until September 18, 2007 when the Federal Reserve began decreasing rates rapidly. The Federal Reserve decreased rates 100 basis points in 2007 and 125 basis points in January 2008. Bancorp’s prime rate moves in conjunction with the federal funds rate.  As rates increased in 2006, Bancorp’s net interest margin remained stable compared to 2005.  The impact of the rate increases in 2006 contributed to a compression in Bancorp’s net interest margin in 2007 compared to 2006 and 2005, as rates on deposits increased at a much faster pace than rates on interest-earning assets.  The net interest margin decreased to 4.52% in 2007 from 4.83% in 2006 and 4.87% in 2005. For 2007 and 2006, the cost of funds increased 52 basis points and 89 basis points while the interest-earning asset yield increased 11 basis points and 66 basis points, respectively compared to the prior years.

Interest-earning assets

The largest component of interest income is interest earned on loans.  Total interest income earned from loans increased by $2.8 million and $1.1 million, respectively for the year ended December 31, 2007 and 2006 compared to the prior years.  For 2007, this increase was primarily a result of a $935,000 interest recovery relating to two loan relationships plus a $33.3 million increase in the average loan balance.  Excluding interest recoveries, loans yields decreased to 8.13% in 2007 from 8.34% in 2006.  For 2006, the increase in interest income was primarily a result of higher yields earned on loans resulting from higher market interest rates including a 100 basis point increase in prime rate during 2006. This increase was partially offset by a reduction of $17.6 million in the average balance of loans outstanding.

Interest earned on investments and federal funds sold increased $806,000 and $3.1 million for the years ended December 31, 2007 and 2006 compared to the prior years. Within the total, interest on federal funds decreased $930,000 in 2007 and increased $430,000 in 2006. For 2007, this decrease was primarily a result of the decrease in average balance of federal funds sold as Bancorp reduced the level of federal funds sold in the asset mix.  For 2006, this increase was primarily a result of a 152 basis point increase in yield which was partially offset by a $12.1 million decrease in the average balance. Interest earned on investments increased by $1.7 million and $2.7 million for 2007 and 2006.  The increases for both 2007 and 2006 were primarily related to increases of investments in

Bancorp’s asset mix and an increase in the average investment yield from 2.87% in 2005 to 3.98% in 2006 and to 4.36% in 2007.

Interest- bearing liabilities

Interest expense increased $3.1 million and $3.6 million for the years ended December 31, 2007 and 2006 compared to prior years. For 2007, the increase was primarily a result of a $41.8 million increase in the average balance of certificates of deposits and an 83 basis point increase on the cost of funds in those same deposits from 4.17 percent in 2006 to 5.00 percent in 2007.  The increase for 2006 resulted primarily from the increase in the cost of funds to 2.66 percent in 2006 from 1.77 percent in 2005 as a consequence of increased market rates.  In addition, the balance of average-interest bearing liabilities increased $12.6 million.

The following tables present information regarding average balances of assets and liabilities  as well as the total amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resulting yield and cost ratios, interest rate spread and net interest margin. Tax exempt securities, included in investment securities below are stated at their contractual interest rate. Loan fees of $1.0 million in 2007, $1.1 million in 2006 and $1.6 million in 2005 are included in interest earned on loans. Non-accruing loans have been included in the computation of average loans. (dollars in thousands)

Condensed Average Balance Sheets

	2007			2006			2005
December 31,	Average Balance	Interest	Yield /Cost	Average Balance	Interest	Yield /Cost	Average Balance	Interest	Yield /Cost
Assets
Federal funds sold	$36,243	$1,778	4.91%	$55,109	$2,708	4.91%	$67,167	$2,278	3.39%
Taxable investment securities	109,200	5,621	5.15	89,023	4,147	4.66	44,663	1,451	3.25
Tax exempt securities	44,308	1,070	2.41	35,505	808	2.28	33,455	789	2.36
Loans	334,543	28,353	8.48	301,203	25,556	8.48	318,772	24,496	7.68
Total interest- earning assets	524,294	36,822	7.02%	480,840	33,219	6.91%	464,057	29,014	6.25%
Non-interest earning assets	34,162			37,730			35,633
Total assets	$558,456			$518,570			$499,690

Liabilities and Stockholders’ Equity
Interest-bearing demand	$85,726	$1,030	1.20%	$86,670	$1,125	1.30%	$92,903	$961	1.03%
Savings and money market	140,655	2,944	2.09	145,899	2,983	2.04	159,866	2,352	1.47
Certificates of deposit	171,794	8,582	5.00	129,973	5,418	4.17	102,318	2,894	2.83
Total interest- bearing deposits	398,175	12,556	3.15	362,542	9,526	2.63	355,087	6,207	1.75
Securities sold under agreements to repurchase	15,115	581	3.84	13,223	474	3.58	8,085	206	2.55
Total interest- bearing deposits & liabilities	413,290	13,137	3.18%	375,765	10,000	2.66%	363,172	6,413	1.77%
Non interest- bearing demand deposits	72,016			74,569			71,666
Other non-interest- bearing liabilities	3,595			3,135			2,655
Total liabilities	488,901			453,469			437,493
Stockholders’ equity	69,555			65,101			62,197
Total liabilities and stockholders’ equity	$558,456			$518,570			$499,690
Net interest income		$23,685			$23,219			$22,601
Interest rate spread			3.84%			4.25%			4.48%
Net interest margin			4.52%			4.83%			4.87%

The following table sets forth information about changes in net interest income, which are attributable to changes in interest rates and changes in volume for the periods indicated.  Changes attributable to the combined effect of volume and interest rates have been allocated proportionately.  (dollars in thousands)

Analysis of Changes in Interest Income and Expense Due to Changes in Volume and Rate

	2007 vs. 2006			2006 vs. 2005
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets
Federal funds sold	$(926)	$(4)	$(930)	$(461)	$891	$430
Investment securities	1,217	519	1,736	1,923	792	2,715
Loans	2,826	(29)	2,797	(1,399)	2,459	1,060
Total net change in income on interest-earning assets	3,117	486	3,603	63	4,142	4,205
Interest-Bearing Liabilities
Deposits	1,890	1,140	3,030	629	2,690	3,319
Securities sold under agreements to repurchase	71	36	107	163	105	268
Total net change in expense on interest-bearing liabilities	1,961	1,176	3,137	792	2,795	3,587
Net change in net interest income	$1,156	$(690)	$466	$(729)	$1,347	$618

NON-INTEREST INCOME     Non-interest income, which consists primarily of fees and service charges on deposits and other income, was $3.8 million for 2007 and $3.2 million for 2006 and 2005.  In July 2007, Bancorp began offering a new overdraft protection product to its checking account customers and due primarily to this new product, overdraft and non-sufficient fund fees increased $590,000 for 2007 compared to 2006.  In addition, during May 2007, Bancorp expanded its residential lending department and as a result brokered loan fees and processing fees increased $142,000 during 2007. Partially offsetting these increases were decreases in late charges collected on non-performing loans and service charges on deposit accounts.

NON-INTEREST EXPENSE     Non-interest expense increased 12.7 percent to $16.4 million in 2007 from $14.6 million in 2006 and $14.2 million in 2005. The increase from 2006 to 2007 was primarily a result of increases in salary expense, consulting expenses and advertising costs. Salary expense increased 9.8 percent to $7.6 million in 2007 which was primarily attributable to higher salaries, overall growth in employment and equity compensation expenses.  During the year, Bancorp continued its efforts to increase and enhance its Retail Banking and Consumer and Commercial Lending staff in addition to increasing staff within the Residential Lending department.  The increase in consulting fees was primarily attributable to the professional fees associated with a profit enhancement review and professional fees associated with management’s evaluation and assessment of internal controls as required under Sarbanes-Oxley Act Section 404.

From 2005 to 2006, the increase in non-interest expense was due in part to increases in salary expenses and payroll and employee benefit related expenses. Salary expense including bonuses increased to $6.9 million in 2006 compared to $6.5 million in 2005. The increase in salary from 2005 to 2006 was primarily attributable to an annual general wage increase plus a one-time salary adjustment to employee salaries relating from a change in Bancorp’s bonus program to a new performance based program.  Payroll taxes and employee benefits increased to $1.6 million in 2006 from $1.4 million in 2005 and were primarily related to the continued increase in healthcare and insurance costs.

The efficiency ratio is computed by dividing total operating expenses by non-interest income and net interest income after provision for loan losses.  Bancorp’s efficiency ratio was 59.5 percent, 55.1 percent and 54.9 percent for 2007, 2006 and 2005, respectively.

INCOME TAX EXPENSE     Income tax expense was $2.6 million in 2007, $3.2 million in 2006 and $3.1 million in 2005 with the effective tax rates at 23.4 percent, 26.8 percent and 26.7 percent, respectively. The effective tax rate is lower than the statutory rate due to tax credits from the tax-exempt bonds and to nontaxable income generated from tax-exempt municipal bonds and warrants. As of December 31, 2007, Bancorp had $51.1 million in tax-exempt securities compared to $38.7 million and $32.7 million as of December 31, 2006 and 2005, respectively.

REVIEW OF FINANCIAL CONDITION

Total assets increased to $592.7 million at December 31, 2007 compared to $532.8 million at December 31, 2006. Total loans increased 9.0% or $29.5 million to $355.2 million at December 31, 2007 from $325.7 million at December 31, 2006.  This growth was primarily funded by a $51.1 million increase in deposits.

INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD     Total investment securities and federal funds sold increased $33.4 million to $208.1 million at December 31, 2007 from $174.7 million at December 31, 2006.  During 2007, Bancorp’s adjusted the portfolio mix to include additional mortgage-backed securities and municipal bonds which resulted in a $12.4 million increase in state and political investments, a $35.6 million increase in mortgage-backed securities and a $30.1 million decrease in US Agency investments.  Security purchases totaled $89.7 million in 2007 while maturities, security calls and principal pay downs totaled $73.5 million.

The following table presents the carrying value of the portfolio of investment securities as of the dates indicated. (dollars in thousands)

Investment Securities Composition

December 31,	2007	2006	2005
Held-To-Maturity
U.S. government agencies	$—	$—	$—
State and political subdivisions	39,926	35,034	29,197
Total	$39,926	$35,034	$29,197
Available-For-Sale
U.S. government agencies	$60,420	$90,520	$66,321
Mortgage-backed securities	55,385	19,777	—
State and political subdivisions	11,148	3,644	3,532
Total	$126,953	$113,941	$69,853

The following table presents the contractual maturities and tax equivalent weighted average yields as of December 31, 2007.

Investment Securities Maturity Table

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Held-To-Maturity
State and political subdivisions (1)	$3,517	5.98%	$7,119	7.01%	$13,358	6.71%	$15,932	6.26%
Total	$3,517	5.98%	$7,119	7.01%	$13,358	6.71%	$15,932	6.26%
Available-For-Sale
U.S. government agencies	$14,953	4.54%	$27,988	5.07%	$16,979	5.98%	$500	6.27%
Mortgage-backed securities	—	—	—	—	4,720	5.80%	50,665	5.10%
State and political subdivisions (1)	1,079	4.81%	4,816	5.38%	3,338	5.40%	1,915	5.97%
Total	$16,032	4.56%	$32,804	5.12%	$25,037	5.87%	$53,080	5.14%

(1) Yield on non-taxable investments and loans is presented on a taxable-equivalent basis using the federal statutory rate of 34%.

Securities classified as available for sale are reported at estimated fair value, with unrealized gains and losses (net of income taxes) reported as accumulated other comprehensive income, a separate component of stockholders’ equity.   Included in tax exempt securities were $21.2 million and $20.6 million in Qualified Zone Academy Bonds for 2007 and 2006, respectively. In lieu of receiving periodic interest payments, Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits are available one year after the bond is issued and each successive one year period thereafter until maturity.  At December 31, 2007, Bancorp had no investment securities, other than U.S. government or U.S. government agencies, with aggregate carrying values exceeding 10% of stockholders’ equity.

LOANS     Net loans increased 9.4 percent in 2007, from $320.6 million at December 31, 2006 to $350.7 million at December 31, 2007. Bancorp concentrates on five areas of lending: loans to individuals for business purposes, loans for small and medium-sized businesses, agricultural loans, loans to commercial enterprises for real estate transactions and consumer purpose loans.  Bancorp’s primary lending activities include commercial real estate loans, commercial loans which include agriculture production loans and consumer purpose loans. Most of Bancorp’s business activity is with customers located within Skagit, Snohomish and Whatcom Counties. Bancorp originates commercial, real estate and consumer loans. Generally, loans are secured by accounts receivable, inventory, deposit accounts, personal property or real estate. Rights to collateral vary and are legally documented to the extent practicable.

Real estate loans comprise the largest category of loans at 70.4% of the loan portfolio.  Real estate loans increased 10.6% or $24.1 million to $251.1 million and $227.0 million as of December 31, 2007 and 2006, respectively. Bancorp is committed to providing competitive commercial real estate lending within our primary market areas.  Our real estate portfolio consists of commercial and residential loans.  These loans are secured by property such as office buildings, retail buildings, owner occupied commercial business properties, farm land, timber land, residential land development properties and residential properties. While Bancorp has significant balances secured by real estate, Bancorp believes that its lending policies and concentration policies are sufficient to minimize risks.  Also, economic conditions may affect a borrower’s ability to meet the stated repayment terms.

Residential mortgage loans are offered primarily through Bancorp’s residential lending department. During 2007, Bancorp expanded its residential lending department.  Loans originated are primarily for the purchase or refinance of residential properties.  Bancorp brokers or sells a majority of these loans. In 2007, Bancorp brokered or sold $22.6 million compared to $15.2 million during 2006.

Commercial loans were $70.0 million or 19.6% of the loan portfolio as of December 31, 2007 and $72.0 million as of December 31, 2006. Commercial loans, secured and unsecured, are made primarily to small and medium-sized businesses operating within Skagit, Snohomish and Whatcom Counties.  These loans are available for general operating purposes, acquisition of fixed assets, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes.  Bancorp originates Small Business Administration (SBA) loans, including 504 and 7A loans.

Consumer loans increased 24.6% or $7.0 million to $35.4 million or 10.0% of the loan portfolio at December 31, 2007 from $28.4 million as of December 31, 2006.  During 2007, Bancorp continued to emphasize its consumer lending activities to provide more diversification in its loan portfolio as a means of minimizing both credit risk and interest rate risk. Bancorp makes secured and unsecured consumer loans including loans to individuals, primarily customers of Bancorp, for various purposes, including home equity loans, purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvement loans and loans for education and personal investments.

The extension of credit to individuals and businesses is a significant portion of Bancorp’s principal business activity and requires ongoing portfolio and credit management.  As such, Bancorp has established lending policies and procedures to manage and monitor risk. These lending policies and procedures include guidelines for concentrations of credit, loan terms, loan-to-value ratios, collateral appraisals and loan approval limits.

The following table presents the composition of as of the dates indicated. (dollars in thousands)

Loan Composition

	2007		2006		2005		2004		2003
December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Real estate –residential & commercial	$229,680	64.4%	$194,989	59.5%	$194,273	64.2%	$219,641	60.9%	$215,905	59.9%
Real estate construction	21,468	6.0%	32,031	9.8%	23,597	7.8%	25,878	7.2%	37,700	10.4%
Commercial, industrial & agricultural	70,040	19.6%	72,033	22.0%	70,923	23.4%	97,230	27.0%	89,154	24.7%
Consumer	35,411	10.0%	28,385	8.7%	13,724	4.6%	17,738	4.9%	18,101	5.0%
Total loans	356,599	100%	327,438	100%	302,517	100%	360,487	100%	360,860	100%
Less:
Allowance for loan losses	4,535		5,176		5,178		5,830		5,811
Deferred loan fees	1,401		1,694		1,903		2,735		2,907
Net loans	$350,663		$320,568		$295,436		$351,922		$352,142

Concentrations

As shown in the table above, Bancorp has a concentration in commercial and residential real estate.  Although management believes that loans within the real estate area have no more than the normal risk of collectibility, a substantial decline in the performance of the economy, in general, or a decline in real estate values in our market areas, in particular, could have an adverse impact on collectibility, increase the level of real estate non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows.

The following table presents the contractual maturity of loans as of December 31, 2007.  Loan balances do not include deferred loan fees or the allowance for loan losses. The table does not reflect any estimate of prepayments, which may significantly shorten the average life of all loans and may cause Bancorp’s actual repayment experience to differ significantly from that indicated below.  (dollars in thousands)

Loan Maturity Table

	Within One	One Year	After
	Year	to Five Years	Five Years	Total
Real estate – residential and commercial	$58,777	$123,217	$47,686	$229,680
Real estate – construction	10,925	4,154	6,389	21,468
Commercial, industrial and agricultural	38,448	23,509	8,083	70,040
Consumer	9,423	10,844	15,144	35,411
Total loans	$117,573	$161,724	$77,302	$356,599

The following table presents all loans due one year or more after December 31, 2007 that have fixed or floating interest rates. (dollars in thousands)

	Floating Rate	Fixed Rate
Loans maturing in more than one year	$59,911	$179,115

PROVISION AND ALLOWANCE FOR LOAN LOSSES           The allowance for loan losses was $4.5 million at December 31, 2007 and reflects management’s current estimate of the level deemed adequate to provide for estimated future losses. Loans deemed uncollectible, in whole or in part are charged against and reduce the allowance for loan losses. During 2007, 2006 and 2005, net charge-offs were $491,000, $2,000 and $602,000, respectively. 2007 gross charge-offs including charge-offs of approximately $931,000 on four relationship and gross recoveries of approximately $700,000 from two relationships.  2006 gross charge-offs include loss to one relationship of $600,000 and gross recoveries include recoveries from five relationships totaling $830,000.

The provision for loan losses is highly dependent upon Bancorp’s ability to manage asset quality and control the level of net-charge-offs through prudent underwriting standards. In the future, normal growth of the loan portfolio may require an increase in the allowance for loan losses. In addition, declines in general economic conditions could increase future provisions for loan losses and impact Bancorp’s net income.

Bancorp has a systematic methodology for evaluating the adequacy of the allowance for loan losses and the allowance is evaluated on a quarterly basis and reviewed by the Board of Directors. The allowance consists of specific, general and unallocated components.  The allowance is based upon Bancorp’s periodic evaluation of the pertinent factors underlying the quality of the loan portfolio, including changes in size and composition of the loan portfolio, levels and trends in losses and delinquencies, actual loan loss experience, current economic conditions, specific industry conditions, loan concentrations, detailed analysis of individual loans for which full collectibility may not be assured and the determination of the existence and the realizable value of the collateral securing the loans. The general allowance is then calculated, by applying a loss percentage factor to the different loan types and the different risk gradings.  In addition, as part of the process, a specific allowance is determined based on Bancorp’s review of classified or non-performing loans for specific weaknesses and evaluation of those loans for impairment and loss exposure. The unallocated component of the allowance reflects the margin of imprecision in inherent in the underlying assumptions used in the methodologies for estimated specific and general losses in the loan portfolio.

Bancorp currently monitors its loan portfolio for potential risk of loss according to an internal risk-grading system. Management monitors Bancorp’s credit quality to identify potential problem credits and any loss exposure in a timely manner.  Additionally, loans are subject to examinations by regulators, who, based upon their judgment, may require Bancorp to make additional provisions or adjustments to its allowance for loan losses.  Bancorp has assessed and will continue to assess on an on-going basis, the impact of the economy on the credit risk in the loan portfolio.  While Bancorp believes that is uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination.

The following table presents the activity in the allowance for loan losses for the dates indicated.  (dollars in thousands)

Allowance for Loan Loss Activity

Year ended December 31,	2007	2006	2005	2004	2003
Allowance as of beginning of year	$5,176	$5,178	$5,830	$5,811	$4,147
Provision (benefit) for loan losses	(150)	—	(50)	1,782	2,096
Charge-offs:
Real estate – residential and commercial & construction	931	855	384	1,070	339
Commercial, industrial and agricultural	236	256	392	604	103
Consumer	169	152	125	236	115
Total charge-offs	1,336	1,263	901	1,910	557
Recoveries:
Real estate – residential and commercial & construction	643	927	85	54	34
Commercial, industrial and agricultural	126	272	175	49	59
Consumer	76	62	39	44	32
Total recoveries	845	1,261	299	147	125
Net charge-offs	491	2	602	1,763	432
Balance at end of year	$4,535	$5,176	$5,178	$5,830	$5,811
Ratio of net charge-offs to average loans during the year	0.15%	0.00%	0.19%	0.50%	0.13%
Ratio of allowance to net loans as of the end of the year	1.29%	1.61%	1.75%	1.66%	1.65%

The following table presents Bancorp’s allocation of the allowance for loan losses by loan category as of the dates indicated. (dollars in thousands)

Allocation of the Allowance for Loan Losses

Year ended December 31,	2007	2006	2005	2004	2003
Commercial, industrial & agricultural	$778	$1,448	$930	$1,837	$1,798
Real estate-residential & commercial	1,861	2,328	2,304	2,578	972
Consumer	588	477	231	428	307
Unallocated	1,308	923	1,713	987	2,734
Total	$4,535	$5,176	$5,178	$5,830	$5,811

ASSET QUALITY     Non-performing assets consist of nonaccrual loans, accruing loans past due 90 days or more and other real estate owned by Bancorp.  Total non-performing assets increased to $7.7 million as of December 31, 2007 from $5.7 million as of December 31, 2006.  Non-accrual loans increased $2.0 million during 2007 to $7.7 million at year end compared to $5.7 million at year end 2006. Two credit relationships comprised approximately 90 percent of the 2007 non-accrual balance. Management believes that any anticipated loan losses related to these loans have been adequately reserved for in the allowance for loan losses and at December 31, 2007. There was no other real estate owned as of December 31, 2006 and 2007.  However, subsequent to year-end 2007, Bancorp foreclosed on a non-accrual credit relationship of approximately $3.8 million which was put into other real estate owned.

Interest income of $411,000, $171,000 and $45,000 was recorded on non-accrual loans for the year ended December 31, 2007, 2006 and 2005, respectively. Additional interest income of $522,000, $380,000 and $144,000 would have been recorded for the year ended December 31, 2007, 2006 and 2005, respectively, had non-accrual loans been current in accordance with their original terms.

The following table presents non-performing asset information related to loans accounted for on a non-accrual basis, accruing loans 90 days or more past due and other real estate owned for the dates indicated.   (dollars in thousands)

Non-Performing Assets

December 31,	2007	2006	2005	2004	2003
Non-accrual loans
Real estate – residential and commercial & construction	$7,604	$3,636	$3,476	$5,116	$1,087
Commercial, industrial and agricultural	86	2,013	574	388	148
Consumer	—	85	66	310	123
Total	7,690	5,734	4,116	5,814	1,358
Loans past due 90 days or more
Real estate – residential and commercial & construction	—	—	—	—	1,044
Commercial, industrial and agricultural	—	—	—	10	1,361
Consumer	—	—	—	13	221
Total	—	—	—	23	2,626
Total non-performing loans	7,690	5,734	4,116	5,837	3,984
Other real estate owned	—	—	—	1,196	4,673
Total non-performing assets	$7,690	$5,734	$4,116	$7,033	$8,657
Total non-performing loans to net loans	2.19%	1.79%	1.39%	1.66%	1.13%
Total non-performing loans to total assets	1.30%	1.08%	0.79%	1.21%	0.80%
Total non-performing assets to total assets	1.30%	1.08%	0.79%	1.47%	1.75%

Impaired loans were $7.7 million at December 31, 2007, $7.6 million at December 31, 2006 and $6.4 million as of December 31, 2005. All material loan restructurings have been included in impaired loans. (See Note 3 to the consolidated financial statements for additional information on impaired loans)

DEPOSITS           Bancorp offers a full range of deposit services including checking accounts, savings accounts, money market accounts and various types of certificates of deposit.  The transaction accounts and certificates of deposit are tailored to Bancorp’s primary market area at rates competitive with those offered in the area. Bancorp offers both interest and non-interest bearing checking accounts.

Total deposits increased $51.1 million to $500.4 million at December 31, 2007 compared to $449.3 million at December 31, 2006.  Within the total, time deposits increased $47.1 million while core deposits increased $4.0 million. Time deposits increased to 38.2 percent of deposits at December 31, 2007 compared to 32.1 percent of deposits at December 31, 2006.

The following table presents the balance and percent of total deposits in the various categories of deposits as of the dates indicated.  (dollars in thousands)

Deposit Composition

	2007		2006		2005
December 31,	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-interest bearing demand	$77,957	15.5%	$81,250	18.1%	$76,872	17.3%
Interest bearing demand	89,830	18.0%	83,602	18.6%	93,779	21.2%
Money market	67,857	13.6%	59,855	13.3%	61,454	13.9%
Savings	73,464	14.7%	80,434	17.9%	90,301	20.4%
Time	191,312	38.2%	144,202	32.1%	120,659	27.2%
Total deposits	$500,420		$449,343		$443,065

The following table presents certificates of deposits with balances equal to or greater than $100,000 classified by remaining maturity.  (dollars in thousands)

Time Deposit Maturity Table

As of December 31,	2007	2006	2005
3 months or less	$39,468	$17,755	$20,197
Over 3 months through 6 months	23,056	15,420	12,293
Over 6 months through 12 months	26,673	24,229	11,455
Over 12 months	13,547	8,966	9,274
	$102,744	$66,370	$53,219

At December 31, 2007 and 2006, public fund time deposits totaled $3.3 million and $743,000, respectively.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE     At December 31, 2007 and 2006, securities sold under agreements to repurchase were $15.9 million and $14.1 million, respectively. These borrowings decrease or increase primarily based on the availability of funds and the current competitive interest rate offered.  These borrowings are collateralized by securities with an estimated fair value exceeding the face value of the borrowings.

The following table represents the detail of securities sold under agreements to repurchase: (dollars in thousands)

Securities Sold Under Agreements to Repurchase

As of and for the year ended December 31,	2007	2006	2005
Balance at year-end	$15,851	$14,102	$11,298
Average balance during the year	15,115	13,223	8,085
Maximum month-end balance during the year	17,914	15,945	16,604
Weighted average rate during the year	3.84%	3.58%	2.55%
Weighted average rate at year-end	3.38%	3.70%	3.20%

CAPITAL RESOURCES     Stockholders’ equity was $72.7 million at December 31, 2007 compared to $66.5 million at December 31, 2006. The book value per share was $108.32 at December 31, 2007 and $98.80 at December 31, 2006. Cash dividends paid during 2007 increased to $4.50 per share from $3.00 per share during 2006.

Skagit State Bancorp and Skagit State Bank are both subject to various regulatory capital requirements administered by the federal banking agencies. At December 31, 2007, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were “well-capitalized” pursuant to such regulations.

Bancorp has only one class of stock, which is common stock and at December 31, 2007, there were 721 shareholders of record.  Bancorp’s stock is not actively traded or quoted and no broker currently makes a market in the stock. However, sales and transfers of the stock do occur.  Skagit State Bank acts as transfer agent for Bancorp stock.  To facilitate trading, the Bank maintains a list of persons interested (known to the Bank) in either purchasing or selling Bancorp stock.  Purchasers and sellers then negotiate their own transactions with the Bank acting as transfer agent for those transactions.

From time to time, Bancorp repurchases shares of its common stock. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors including market and economic conditions, the number of shares available, Bancorp’s liquidity and capital needs and regulatory requirements. During 2007, Bancorp repurchased 2,870 shares of stock for $510,000 with a range of prices from $161 to $181 per share.  During 2006, Bancorp repurchased 33,805 shares of stock for $5.6 million with a range of prices from $135 to $171 per share.

OFF-BALANCE SHEET COMMITMENTS        In the normal course of business, Bancorp makes off-balance sheet arrangements, including credit commitments to its customers to meet their financial needs. These commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. These arrangements include commitments to extend credit and standby letters of credit.

Commitments to extend credit are subject to Bancorp’s normal credit policies and are essentially the same as extending loans to customers. See Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information.

LIQUIDITY

Liquidity management focuses on the need to meet both short-term funding requirements and long-term strategies and goals.  The objective of liquidity management is to ensure Bancorp has adequate liquidity to accommodate fluctuations in deposit levels, fund operations, and provide for customer credit needs and to meet other obligations and commitments on a timely basis. Bancorp’s long term growth objectives are to attract and retain business customer and consumer relationships with a focus on transaction accounts and commercial and consumer lending.  Bancorp structures the balance sheet to meet those objectives. The majority of Bancorp’s funding comes from customer deposits within its market area.

Bancorp has generally been a net seller of federal funds.  At December 31, 2007 and 2006, Bancorp’s federal funds sold were $41.2 million and $25.7 million, respectively. Other sources of potential liquidity include loan repayments, investment securities repayments and borrowing through pre-approved credit lines. Liquidity is also obtained by maintaining assets that are readily convertible to cash through maturities and sales.  As of December 31, 2007, Bancorp had $35.0 million in approved credit lines from other financial institutions.

The analysis of liquidity also includes a review of the statement of cash flows.  The cash flows detail Bancorp’s operating, investing and financing activities during the year. Cash flows from operations contribute to liquidity as well as proceeds from the maturities of securities, loan repayments and increasing customer deposits. As indicated in the statement of cash flows, net cash from operating activities contributed $9.2 million to liquidity during 2007 and $8.8 million during 2006.

Skagit State Bancorp, Inc. is a separate legal entity from the Bank and must provide for its own liquidity.  Substantially all of Bancorp’s revenues are obtained from dividends declared and paid by the Bank. Skagit State Bank’s ability to pay dividends is limited by its earnings, financial condition and capital requirements, as well as regulatory restrictions.

MARKET RISK

The results of operations for financial institutions are largely dependent upon the financial institution’s ability to manage market risks which includes interest rate risk.  Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates.

Bancorp maintains an asset/liability management program which is the responsibility of the Asset/Liability Committee.  The objective of asset/liability management is to maximize long-term stockholder returns and to manage, protect and stabilize Bancorp’s net interest income from undue interest rate risk through various interest rate cycles within the constraints of credit quality, interest rate risk policies, levels of capital and adequate levels of liquidity.  The committee meets to monitor the composition of the balance, to review projected earnings trends, and to formulate strategies consistent with these objectives for liquidity, interest rate risk, and capital adequacy.

Bancorp uses an interest rate simulation modeling system to measure Bancorp’s interest sensitivity position. This model analyzes Bancorp’s major balance sheet components and attempts to estimate the changes to Bancorp’s income statement and economic value of equity under various interest rate change scenarios.  The model combines the significant factors that affect interest rate sensitivity into a comprehensive earnings simulation.  While numerous assumptions go into this modeling and undue reliance should not be placed on the specific results, Bancorp believes that this modeling enhances its interest rate risk management efforts. Actual results may differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

In addition, Bancorp analyzes its interest rate sensitivity using GAP analysis.  The GAP analysis may differ from model simulations because a traditional GAP analysis does not reflect the multiple effects of interest rate movement on the entire range of interest sensitive assets and liabilities and does not factor in the future impact of new business strategies. The interest rate GAP is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the interest-bearing liabilities maturing or repricing within that same time period.  A GAP is considered positive or asset sensitive when the amount of interest-earning assets exceeds the amount of interest-bearing liabilities during the same period. The volume or origination of fixed or variable rate loans, the interest rate sensitivity of deposits, the overall level of interest rates and general economic conditions can have a significant effect on Bancorp’s performance in a changing interest rate environment.

As shown in the following table, the Company has calculated its one-year cumulative gap to be a negative $170.6 million at December 31, 2007.  It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest-bearing liabilities repricing to a greater extent than its interest-earning assets.  Conversely, during a period of falling interest rates, net earnings may increase.  That assumption, however, is based on the premise that assets and liabilities will generally move in the same direction at approximately the same rate.  Bancorp’s variable rate loans are tied to prime rate which is subject to the movement of the national federal funds rate. On the other hand, deposit rates are subject to Bancorp’s internal pricing strategy which is impacted to some degree by competition from other financial institutions and is dependent on Bancorp’s customers’ preferences.  As such a majority of Bancorp’s variable rate loans immediately re-price with the change in the federal funds rates while the rate on Bancorp’s deposits may not immediately change or at the same level.

In the future, changes in market conditions, Bancorp’s liquidity position, competition, deposit mix and other factors may cause interest sensitive liabilities to reprice faster or slower than Bancorp’s interest sensitive assets.  For example, if it becomes necessary for Bancorp to continue to increase the rate it pays to attract deposits, an absence of a corresponding increase in prime may negatively affect performance. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for Bancorp’s assets and liabilities can change rapidly as a result of market conditions and customer patterns.

The following table sets forth the estimated contractual maturity or repricing and the resulting interest rate gap of interest-earning assets and interest-bearing liabilities at December 31, 2007.  The amounts shown could be significantly impacted by prepayments, withdrawal or transfer of deposits or competition. (dollars in thousands)

Estimated Maturity and Repricing at December 31, 2007

		After One
	Within	But Within	After Five
	One Year	Five Years	Years	Total
Assets
Federal funds sold	$41,195	—	—	$41,195
Loans
Fixed rate	22,839	138,191	40,924	201,954
Variable rate	154,645	—	—	154,645
Investment securities	19,549	39,923	107,407	166,879
Total interest-bearing assets	$238,228	$178,114	$148,331	$564,673
Liabilities
Interest-bearing demand	$89,830	—	—	$89,830
Money market	67,857	—	—	67,857
Savings	73,464	—	—	73,464
Time deposits	161,844	28,902	566	191,312
Securities sold under agreements to repurchase	15,851	—	—	15,851
Total interest-bearing liabilities	$408,846	$28,902	$566	$438,314
Gap	(170,618)	149,212	147,765	126,359
Cumulative gap	(170,618)	(21,406)	126,359
Cumulative gap to total assets	-29%	-4%	21%

Bancorp is continuing to pursue strategies to manage the level of interest rate risk while increasing its net interest income.  There can be no assurance that Bancorp will be successful in implementing any of these strategies or that if these strategies are implemented, they will have the intended effect of reducing interest rate risk or increasing net interest income. Bancorp does not currently use interest rate risk management products such as interest rate swaps, hedges or derivatives nor did it have a trading portfolio of investment securities.

The table represents the principal cash flows by contractual maturity dates of Bancorp’s interest-earning asset and interest-bearing liabilities as of December 31, 2007.  (dollars in thousands)

Expected Maturity Dates of Interest-Sensitive Assets and Liabilities at December 31, 2007

								Estimated
						There-		Fair
	2008	2009	2010	2011	2012	after	Total	Value
Interest-earning assets:
Federal funds sold	$41,195	$—	$—	$—	$—	$—	$41,195	$41,195
Average interest rate							3.80%
Loans
Fixed rate	22,840	22,920	26,291	56,547	32,433	40,923	201,954	201,052
Average interest rate	7.63%	7.04%	7.40%	7.68%	7.69%	7.11%	7.45%
Variable rate	95,467	20,655	3,467	3,947	1,467	29,642	154,645	154,645
Average interest rate	7.75%	7.23%	8.51%	7.22%	8.24%	7.27%	7.60%
Available-for-sale securities	16,031	4,430	4,108	4,908	19,359	78,117	126,953	126,953
Average interest rate (1)	4.56%	4.91%	5.16%	5.17%	5.14%	5.37%	5.20%
Held-to-maturity securities	3,518	3,319	—	2,724	1,075	29,290	39,926	40,147
Average interest rate (1)	5.98%	7.47%		6.67%	6.48%	6.47%	6.52%
Interest-bearing liabilities
Non-interest demand	$77,957	$—	$—	$—	$—	$—	$77,957	$77,957
Interest-bearing demand	89,830	—	—	—	—	—	89,830	89,830
Average interest rate	0.84%						0.84%
Money market	67,857	—	—	—	—	—	67,857	67,857
Average interest rate	2.22%						2.22%
Savings	73,464	—	—	—	—	—	73,464	73,464
Average interest rate	1.15%						1.15%
Time deposits	161,844	21,595	5,265	544	1,498	566	191,312	192,410
Average interest rate	4.93%	5.12%	4.92%	4.97%	5.21%	5.31%	4.96%
Securities sold under agreements to repurchase	15,851	—	—	—	—	—	15,851	15,851
Average interest rate	3.38%						3.38%

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

FORWARD LOOKING STATEMENTS

In addition to historical information, this report contains forward-looking statements which are subject to safe harbors under the Securities Act of 1933 and the Securities Exchange Act of 1934. When used in this discussion and elsewhere in this report, the words “will,” “believe,” “expect,” “should,” and “anticipate” and words of similar construction are intended in part to help identify forward looking statements. Future events are difficult to predict, and the expectations described are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely.  Readers are cautioned to not place undue reliance on any such forward-looking statements, which speak only as of the date of this report, and readers are advised that various factors, including (1) local, regional and national economic conditions; (2) substantial changes in levels of market interest rates, that may reduce interest margins and negatively affect funding sources;  (3) deterioration of credit quality that could, among other things, increase defaults and delinquency risks in the loan portfolio;  (4) a continued decline in the real estate market and other factors listed under Risk Factors in Item 1A could affect Bancorp’s financial performance and could cause actual results for future periods to differ materially from those anticipated or projected; (5) a tightening of available credit; (6) competitive pressure among financial institutions; and (7) changes in regulatory climate which would make it more challenging and costly to do business.   Bancorp does not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

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
  Financial Officer
Donna Weaver, Assistant Vice President and
  Secretary to the Board of Directors

Jennie Barnhart, Assistant Vice President and Manager
Laney Bernick, Assistant Vice President
Josh Bluhm, Vice President and Manager
Margot Brady, Manager
Lisa Cassidy, Vice President
Jeff Connor, Assistant Vice President
Jaye Cory, Manager
Val Closson, Manager
Tim FitzGerald, Senior Vice President and Manager
Paul Forster, Assistant Vice President
Jackie Frazier, Vice President and Manager
Mike Fredlund, Assistant Vice President
Bonnie George, Vice President and Manager
Kara Gonzalez, Vice President
Steve Henery, Senior Vice President
Kirk Hereford, Vice President
Jerry Holman, Vice President
Ryan Johnson, Vice President
Aldi Kllogjeri, Vice President and Manager
Gary Medcalf, Vice President
Lori Miller, Assistant Vice President and Manager
Pam Miller, Assistant Vice President
Sally Mills, Vice President
Douglas E. Noblet, Vice President
Mike Oldow, Vice President
Virginia Pitman, Manager
Marcy Poortinga, Manager
Kristia Poppe, Vice President and Manager
Delilah Quanz, Vice President and Manager
Cindy Randall, Assistant Vice President and Manager
Karin Shough, Manager
Nadine Springer, Vice President
Betty Swihart, Assistant Vice President
Erik Vanerstrom, Vice President
Geoff Wachter, Senior Vice President and Manager
Carrie Wallace, Assistant Vice President
Kim Walley, Vice President and Manager
Steve Wilkinson, Vice President
LeAnne Wiseman, Vice President and Manager
Ed Zavala, Vice President

S K A G I T  S T A T E  B A N K

LOCATION DIRECTORY

Branch Location	Branch Managers

Main Office – Burlington*
301 East Fairhaven Avenue
P.O. Box 285
Burlington, Washington 98233

West Mount Vernon Office
1301 Memorial Highway
P.O. Box 548
Mount Vernon, Washington 98273

Downtown Office
901 South Cleveland
P.O. Box 339
Mount Vernon, Washington 98273

College Way Office
1620 Continental Place
P.O. Box 1040
Mount Vernon, Washington 98273

Carter Street Office
200 Carter Street
P.O. Box 561
Sedro-Woolley, Washington 98284

Anacortes Office*
1400 Commercial Avenue
P.O. Box 36
Anacortes, Washington 98221

Ferry Street Office
300 Ferry Street
P.O. Box 432
Sedro-Woolley, Washington 98284

Burlington Boulevard Office
1575 South Burlington Boulevard
P.O. Box 627
Burlington, Washington 98233

Stanwood Office
9606 271st Street Northwest
P.O. Box 218
Stanwood, Washington 98292

Bellingham Office
1501 Cornwall Avenue
P.O. Box 2489
Bellingham, Washington 98225

Sunset Square Office*
1295 East Sunset Drive
P.O. Box 29210
Bellingham, Washington 98228

Arlington Office
20313 77th Avenue Northeast
P.O. Box 100
Arlington, Washington 98223

Lynden Office*
138 Birch Bay Lynden Road
P.O. Box 980
Lynden, Washington 98264

Burlington Main Office
Kim Walley, Vice President

West Mount Vernon Office
Karin Shough, Branch Manager

Downtown Office – Mount Vernon
Kristia Poppe, Vice President

College Way Office – Mount Vernon
Jackie Frazier, Vice President

Carter Street Office – Sedro-Woolley
Virginia Pitman, Branch Manager

Anacortes Office
Val Closson, Branch Manager

Ferry Street Office – Sedro-Woolley
Aldi Kllogjeri, Vice President

Burlington Boulevard Office
Margot Brady, Branch Manager

Stanwood Office
Jaye Cory, Branch Manager

Bellingham Office
Delilah Quanz, Vice President

Sunset Square Office – Bellingham
Jennie Barnhart, Assistant Vice President

Arlington Office
Bonnie George, Vice President

Lynden Office
Marcy Poortinga, Branch Manager

* Includes Business Banking locations

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

S K A G I T  S T A T E  B A N C O R P, I N C.

STOCK INFORMATION

The table below indicates the high and low market price of Bancorp stock and the cash dividends paid over the last two years.  The stock transfer records maintained by the Bank, as transfer agent, indicate that there have been limited transactions involving Bancorp’s stock.  The price information shown in the following table is to the best knowledge of management based upon information provided informally by the parties to the transactions.  No assurance can be given that such prices are representative of the actual market value of the Common Stock.

Year Ended 12/31/2007				Year Ended 12/31/2006
	Market Price		Cash Dividend		Market Price		Cash Dividend
	High	Low	Declared		High	Low	Declared
1st Qtr	$170.00	$160.00	$—	1st Qtr	$139.00	$129.00	$—
2nd Qtr	190.00	160.00	2.25	2nd Qtr	171.00	125.00	1.25
3rd Qtr	186.27	181.00	—	3rd Qtr	155.00	150.00	—
4th Qtr	186.00	181.00	2.25	4th Qtr	165.00	150.00	1.75

Stockholder Inquiries:

Skagit State Bank acts as transfer agent for Bancorp stock. Bancorp’s stock is not actively traded or quoted and no broker currently makes a market in the stock.  To facilitate trading, the Bank maintains a list of persons (known to Bancorp) interested in either purchasing or selling stock.  In addition, from time to time Bancorp may repurchase shares of its stock.

Shareholder Services

Skagit State Bank

301 East Fairhaven Avenue

P.O. Box 285

Burlington, WA 98233

360-755-0411

1-800-246-4402

If you need assistance with address changes, corrections to tax identification numbers, re-issuance of stock certificates or selling your stock, please contact Bancorp at the address or phone number listed above.

ANNUAL REPORT TO SHAREHOLDERS

Any shareholder may obtain without charge a copy of our Annual Report or Form 10-K filed with the SEC for the year ended December 31, 2007, including financial statements at the SEC website www.sec.gov or at Skagit State Bank’s website www.skagitbank.com   In addition, written requests for the Form 10-K may be sent to Donna L. Weaver, Secretary to the Board, Skagit State Bancorp, Inc., 301 East Fairhaven Avenue, P. O. Box 285, Burlington, Washington 98233.