Form 10-K, Exhibit 13
period 2008-12-31
Skagit State Bancorp, Inc.
filed 2009-03-27
CIK 1366986

Exhibit 13

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

December 31, 2008, 2007 and 2006

ANNUAL MEETING	The annual meeting of stockholders will be held at 6:30 p.m. on Tuesday, April 21, 2009, at McIntyre Hall, 2501 East College Way, Mount Vernon, Washington.

SELECTED FINANCIAL DATA

(dollars in thousands except share and per share data)

As of and for the year ended December 31,	2008	2007	2006	2005	2004

STATEMENT OF INCOME
Interest income	$32,187	$36,822	$33,219	$29,014	$24,557
Interest expense	10,132	13,137	10,000	6,413	4,494
Net interest income	22,055	23,685	23,219	22,601	20,063
Provision (benefit) for loan losses	2,080	(150)	—	(50)	1,782
Net interest income after provision (benefit) for loan losses	19,975	23,835	23,219	22,651	18,281
Non-interest income	4,365	3,776	3,214	3,175	3,270
Non-interest expense	18,104	16,420	14,568	14,186	13,304
Income before income taxes	6,236	11,191	11,865	11,640	8,247
Income tax expense	998	2,615	3,177	3,110	2,345
Net income	$5,238	$8,576	$8,688	$8,530	$5,902
Basic earnings per share	$8.64	$12.76	$12.69	$12.06	$8.35
Diluted earnings per share	$8.57	$12.72	$12.68	$12.06	$8.35
Cash dividends declared per share	4.50	4.50	3.00	2.20	2.00

BALANCE SHEET
Total assets	$566,876	$592,663	$532,788	$521,879	$481,121
Net loans	393,775	350,663	320,568	295,436	351,922
Deposits	469,538	500,420	449,343	443,065	414,542
Other borrowings	32,665	15,851	14,102	11,298	6,189
Stockholders’ equity	61,801	72,683	66,544	65,373	58,733

KEY OPERATING RATIOS
Return on average stockholders’ equity	8.27%	12.33%	13.35%	13.71%	10.41%
Return on average assets	0.91%	1.54%	1.68%	1.71%	1.21%
Net interest margin	4.10%	4.52%	4.83%	4.87%	4.55%
Average stockholders’ equity to average assets	11.05%	12.45%	12.55%	12.45%	11.63%
Dividend pay-out ratio	52.08%	35.27%	23.64%	18.24%	23.96%
Book value per share	$105.41	$108.32	$98.80	$92.43	$83.06

March 27, 2009

To Our Stockholders and Friends,

When we look back on 2008, I think we can all agree that the year’s events, both nationally and regionally, were breathtaking in their scope, speed, and severity.  The loss of value in our housing and equity markets, the surge in foreclosure rates, the freezing of credit markets, the failure of several large financial institutions, and the distress in the investment banking industry – coupled with the slowdown of global economic growth – are unprecedented.  Any of these events singularly would have been significant, but collectively they have been overwhelming.

Although our numbers for the year are lower than our five year average, we fared better than many of our peers.  Our net income for 2008 was $5,238,000, yielding basic earnings per share of $8.64.  In March of 2008, Bancorp was given the opportunity to repurchase 85,022 shares of stock that an unaffiliated financial institution had acquired from a stockholder in 2005.  In the fall of 2008, we experienced some deposit loss due to the limitations of coverage provided by the FDIC.  Temporary enhancements have increased the levels of insurance protection to $250,000 and deposit totals have recovered.  Total assets at year end were $566,876,000, and net loans were $393,775,000. We increased the provision for loan losses to $2,080,000 during the year to keep pace with loan growth and to address the challenges in our industry, and had write-downs of other real estate owned of $1,479,000.  The return on average assets (ROAA) was 0.91% and return on average equity (ROAE) was 8.27%.  In spite of the challenging times, Skagit State Bank continues to outperform many of the banks in our marketplace.

It is difficult to predict what 2009 will bring, but there certainly will be challenges for all of us.  A priority for Skagit State Bank is to continue to objectively evaluate risk and to meet the needs of our communities.  I hope that we will look back at 2008 and 2009 and say “Those were tough years, but they were also the years that presented the greatest opportunities”.

I would be remiss if I did not take this opportunity to thank each and every one of you for the important part that you play in our success.  As a regional community bank we rely upon our customers, employees and stockholders to spread the good word about Skagit State Bank. In June of 2009 we will have completed a year of celebration for our fifty years in business.  With your support we look forward to more years of prosperity.

Sincerely,

Cheryl R. Bishop
President and Chief Executive Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Bancorp’s management, including its Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

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

Management assessed the effectiveness of Bancorp’s internal control over financial reporting as of December 31, 2008, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on this assessment, management concluded that as of December 31, 2008, Bancorp’s internal control over financial reporting was effective based on those criteria.

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

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Skagit State Bancorp, Inc.

We have audited the accompanying balance sheets of Skagit State Bancorp, Inc. and Subsidiary as of December 31, 2008 and 2007 and the related statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skagit State Bancorp, Inc. and Subsidiary as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Bellingham, Washington

March 27, 2009

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

December 31,	2008	2007

ASSETS
ASSETS
Cash and due from banks	$11,954	$16,641
Federal funds sold	—	41,195
Investment securities
Available-for-sale, at fair value	102,647	126,953
Held-to-maturity, at amortized cost	36,518	39,926
Loans held-for-sale	350	—
Loans	399,225	355,198
Allowance for loan losses	(5,450)	(4,535)
Net loans	393,775	350,663
Bank premises and equipment, net	11,480	12,095
Other real estate owned	5,667	—
Accrued interest receivable	2,430	3,464
Other assets	2,055	1,726
TOTAL ASSETS	$566,876	$592,663

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits
Interest-bearing	$394,422	$422,463
Non-interest-bearing	75,116	77,957
Total deposits	469,538	500,420
Other borrowings	32,665	15,851
Other liabilities	2,872	3,709
Total liabilities	505,075	519,980
COMMITMENTS AND CONTINGENCIES (Notes 9 and 13)

STOCKHOLDERS’ EQUITY
Common stock no par value, 5,000,000 shares authorized, 586,285 and 670,997 shares issued and outstanding at December 31, 2008 and 2007 respectively
	12,042	13,564
Accumulated other comprehensive income, net of tax	2,325	694
Retained earnings	47,434	58,425
Total stockholders’ equity	61,801	72,683
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$566,876	$592,663

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

(dollars in thousands, except per share amounts)

Years Ended December 31,	2008	2007	2006

INTEREST INCOME
Interest and fees on loans	$25,486	$28,353	$25,556
Investment securities
Taxable	5,208	5,621	4,147
Exempt from federal income tax	1,208	1,070	808
Federal funds sold	285	1,778	2,708
Total interest income	32,187	36,822	33,219
INTEREST EXPENSE
Deposits	9,579	12,556	9,526
Securities sold under agreements to repurchase	553	581	474
Total interest expense	10,132	13,137	10,000
NET INTEREST INCOME	22,055	23,685	23,219
Provision (benefit) for loan losses	2,080	(150)	—
NET INTEREST INCOME AFTER PROVISION (BENEFIT) FOR LOAN LOSSES	19,975	23,835	23,219
NON-INTEREST INCOME
Service charges on deposits	3,060	2,761	2,170
Other	827	972	847
Gain on sale of assets	478	43	197
Total non-interest income	4,365	3,776	3,214
NON-INTEREST EXPENSES
Salaries	7,900	7,587	6,912
Payroll taxes and employee benefits	1,828	1,769	1,634
Write-down of other real estate owned	1,479	—	—
Bank premises and equipment	1,027	1,211	1,271
Occupancy	780	693	688
State business taxes	432	495	447
Advertising	747	897	674
Other	3,911	3,768	2,942
Total non-interest expenses	18,104	16,420	14,568
INCOME BEFORE PROVISION (BENEFIT) FOR INCOME TAX	6,236	11,191	11,865
PROVISION (BENEFIT) FOR INCOME TAX
Current	1,398	2,663	3,261
Deferred	(400)	(48)	(84)
Total provision for income tax	998	2,615	3,177
NET INCOME	$5,238	$8,576	$8,688
BASIC EARNINGS PER SHARE	$8.64	$12.76	$12.69
DILUTED EARNINGS PER SHARE	$8.57	$12.72	$12.68
DIVIDENDS DECLARED PER SHARE	$4.50	$4.50	$3.00

See accompanying notes to these financial statements

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2008, 2007 and 2006

			Accum. Other		Total
	Common Stock		Comprehensive	Retained	Stockholders’	Comprehensive
(dollars in thousands except share and per share amounts)	Shares	Amount	Income (Loss)	Earnings	Equity	Income
BALANCE, December 31, 2005	707,237	$14,604	$(370)	$51,139	$65,373
Comprehensive income
Net income	—	—	—	8,688	8,688	$8,688
Other comprehensive income
Unrealized gains on available-for-sale securities, net of taxes of $51	—	—	101	—	101	101
Total other comprehensive income						101
Comprehensive income						$8,789
Cash dividend declared, $3.00 per share	—	—	—	(2,028)	(2,028)
Common stock redemption	(33,805)	(701)	—	(4,921)	(5,622)
Stock compensation expense	100	32	—	—	32
BALANCE, December 31, 2006	673,532	13,935	(269)	52,878	66,544
Comprehensive income
Net income	—	—	—	8,576	8,576	$8,576
Other comprehensive income
Unrealized gains on available-for-sale securities, net of taxes of $496	—	—	963	—	963	963
Total other comprehensive income						963
Comprehensive income						$9,539
Cash dividend declared, $4.50 per share	—	—	—	(3,029)	(3,029)
Common stock redemption	(2,870)	(510)	—	—	(510)
Stock compensation expense	335	139	—	—	139
BALANCE, December 31, 2007	670,997	13,564	694	58,425	72,683
Comprehensive income
Net income	—	—	—	5,238	5,238	$5,238
Other comprehensive income
Unrealized gains on available-for-sale securities, net of taxes of $840	—	—	1,631	—	1,631	1,631
Total other comprehensive income						1,631
Comprehensive income						$6,869
Cash dividend declared, $4.50 per share	—	—	—	(2,646)	(2,646)
Common stock redemption	(85,022)	(1,721)	—	(13,583)	(15,304)
Stock compensation expense	310	199	—	—	199
BALANCE, December 31, 2008	586,285	$12,042	$2,325	$47,434	$61,801

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS

(dollars in thousands)

Years Ended December 31,	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,238	$8,576	$8,688
Adjustments to reconcile net income to net cash flows from operating activities
Provision (benefit) for loan losses	2,080	(150)	—
Write-down of other real estate owned	1,479	—	—
Depreciation	884	838	848
Loss (gain) on sale of assets	(232)	92	(22)
Gain on sale of other real estate owned	—	(19)	(183)
Gains on sale of loans	(246)	(24)	—
Amortization of investment security premiums and discounts, net	(218)	(231)	(74)
Provision for deferred income taxes	(400)	(48)	(84)
Stock compensation expense	199	135	32
Changes in operating assets and liabilities
Originations of loans held-for-sale	(18,212)	(1,476)	—
Proceeds from sales of loans held-for-sale	18,108	1,500	—
Increase in interest receivable	1,034	(50)	(1,043)
Increase in other assets	(770)	(867)	(51)
Increase (decrease) in other liabilities	(837)	910	656
Net cash flows from operating activities	8,107	9,186	8,767
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities, calls, and principal payments of investment securities — available-for-sale	47,441	67,507	24,885
Purchases of investment securities — available-for-sale	(20,445)	(78,829)	(68,747)
Proceeds from maturities and principal payments of investment securities — held-to-maturity	8,309	5,962	6,471
Purchases of investment securities — held-to-maturity	(4,901)	(10,854)	(12,308)
Net (increase) decrease in federal funds sold	41,195	(15,495)	62,390
Net increase in loans	(52,138)	(29,945)	(24,949)
Purchase of premises and equipment	(338)	(1,736)	(1,406)
Capitalized expenditures for improvements to other real estate owned	(200)	—	—
Proceeds from sale of assets	301	—	25
Proceeds from sale of other real estate owned	—	19	—
Net cash flows from investing activities	19,224	(63,371)	(13,639)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	(707)	3,967	(17,265)
Net increase (decrease) in time deposits	(30,175)	47,110	23,543
Amount paid for redemption of common stock	(15,304)	(510)	(5,622)
Net increase in other borrowings	16,814	1,749	2,804
Cash dividends	(2,646)	(3,029)	(2,028)
Proceeds from exercise of stock options	—	4	—
Net cash flows from financing activities	(32,018)	49,291	1,432
NET CHANGE IN CASH AND DUE FROM BANKS	(4,687)	(4,894)	(3,440)
CASH AND DUE FROM BANKS, beginning of year	16,641	21,535	24,975
CASH AND DUE FROM BANKS, end of year	$11,954	$16,641	$21,535
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for income taxes	$1,902	$2,387	$3,238
Cash paid during the year for interest	$10,408	$12,977	$9,862
SUPPLEMENTAL INFORMATION ABOUT NONCASH FINANCING AND INVESTING ACTIVITIES
Property taken in settlement of loans	$6,946	—	$485
Property sold through seller financing	—	—	$668

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation —The accompanying consolidated financial statements include the accounts of Skagit State Bancorp, Inc. and its subsidiary Skagit State Bank, (collectively, “Company” or “Bancorp”). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. All significant inter-company accounts and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Nature of Operations — Skagit State Bank (the “Bank”) provides a full range of banking services to individual and corporate customers through its 12 branches in Skagit, Snohomish and Whatcom counties. The Bank is subject to significant competition from other financial institutions. The Bank is also subject to the regulations of certain federal and state of Washington agencies and undergoes periodic examinations by those regulatory authorities. The Bank began operations in 1958 and is a state-chartered commercial bank with its headquarters in Burlington (Skagit County), Washington.

Use of Estimates — In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses for the periods presented, and assets and liabilities as of the date of the balance sheet. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of Bancorp’s financial statements; accordingly, it is possible that actual results could differ from these estimates or assumptions, which could have a material effect on the reported amounts of the consolidated financial position and results of operation.

Cash and Cash Equivalents — For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and due from banks, all of which have original maturities of three months or less.

Included in cash and due from banks are legally reserved amounts which are required to be maintained on an average basis in the form of cash and balances due from the Federal Reserve Bank and other banks. Reserve requirements approximated $998,000 and $883,000 as of December 31, 2008 and 2007, respectively. Bancorp maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Investment Securities —Bancorp’s investment portfolio is classified into two groups.  1) Securities Available for Sale (AFS); and 2) Securities Held to Maturity (HTM).  Investment securities classified as available-for-sale are recorded at fair value, with the net unrealized gain or loss included in comprehensive income within the statement of stockholders’ equity, net of tax. Securities available for sale may be sold. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.  Investment securities Bancorp has the intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost.

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

Loans Held-for-Sale — Loans originated and intended for sale are carried at the lower of aggregate cost or fair value. Gains and losses on sales of mortgage loans are recognized on the difference between the selling price and the carrying value of the related mortgage loans sold. Gains on sale of loans were $246,000, $24,000 and $0 during

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2008, 2007 and 2006. The servicing rights on such loans are not retained. As of December 31, 2008, 2007 and 2006, Bancorp held $350,000, $0 and $0 loans held-for-sale on its balance sheet.

Loans — Loans are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees including commitment fees and direct loan origination costs are capitalized and the net amount is amortized into interest income as an adjustment to the loan yield using the interest method.

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

Allowance for Loan Losses — The allowance for loan losses represents management’s best estimate and is maintained at a level deemed adequate to provide for estimated future losses and is evaluated on a regular basis. Bancorp’s evaluation of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The ultimate recovery of loans is susceptible to future market factors beyond Bancorp’s control. These factors may result in losses or recoveries differing significantly from those provided in Bancorp’s financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans.

The allowance is based upon Bancorp’s evaluation of the pertinent factors underlying the quality and composition of the loan portfolio, levels and trends in losses and delinquencies, current economic conditions, specific industry conditions and the estimated value of any underlying collateral. The allowance consists of specific, general and unallocated components. The general allowance is calculated by applying a loss percentage factor to the different loan types and the different risk gradings.  A specific allowance is calculated based on a review of classified or non-performing loans for specific weaknesses and evaluation of those loans for impairment and loss exposure. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimated specific and general losses in the loan portfolio. The unallocated allowance provides for other credit losses inherent in our loan portfolio that may not have been contemplated in the general and specific components of the allowance. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

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

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

furniture, fixtures and equipment.  Upon sale or retirement, the cost and related accumulated depreciation are removed from the respective property or equipment accounts, and the resulting gains or losses are reflected in operations.   Expenditures for maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned — Other real estate owned includes properties acquired through foreclosure. These properties are recorded at the lower of cost or estimated fair value less estimated costs to sell based on periodic evaluations. Valuation of the property occurs when it is foreclosed upon and at least annually thereafter.  Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses. Legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property are capitalized to the extent they are deemed to be recoverable; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in non-interest income or expense.

Borrowings — Bancorp pledges certain financial instruments it owns to collateralize the sales of securities that are subject to an obligation to repurchase the same or similar securities (“repurchase agreements”). Under these arrangements, Bancorp transfers the assets but still retains effective control through an agreement that both entitles and obligates Bancorp to repurchase the assets. As a result, repurchase agreements are accounted for as collateralized financing arrangements and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Consolidated Balance Sheets while the securities underlying the agreements remain in the respective asset accounts.

Bancorp has the capacity to borrow funds from the Federal Reserve Bank.  This credit line has pledge requirements whereby Bancorp must pledge collateral sufficient to cover any borrowed funds taken.  Bancorp also has federal funds credit lines at other financial institutions which are subject to the financial institution’s availability of funds and Bancorp’s financial position.

Income Tax — Bancorp files a consolidated federal income tax return.  Bancorp accounts for income taxes using the liability method and deferred taxes are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.  Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between Bancorp’s financial statements and its tax returns. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Bancorp adopted FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” on January 1, 2007. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 provides guidance on de-recognition, classification, interest and penalties and accounting in interim periods and requires expanded disclosure with respect to uncertainty in income taxes.  As a result of the implementation of FIN 48, Bancorp recognized no adjustments for unrecognized income tax benefits, all of which would affect Bancorp’s effective income tax rate if recognized.  Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as non-interest expense.

Financial Instruments — In the ordinary course of business, Bancorp has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit-card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising Costs — Bancorp expenses advertising costs as they are incurred.

Earnings Per Share — Basic earnings per share amounts are computed based on the weighted average number of

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

shares outstanding. Diluted earnings per share is calculated by dividing net income by diluted weighted average shares outstanding, which includes common stock equivalents outstanding using the treasury stock method.

Stock-Based Compensation —Bancorp has a stock-based equity compensation plan which is described more fully in Note 8.  Under this plan, Bancorp is authorized to grant options or restricted stock up to 100,000 shares.  In addition to this share-based payment plan, Bancorp has granted stock pursuant to an employment agreement with an executive officer.

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

NOTE 2 — INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD

The following tables summarize the aggregate amortized cost and estimated fair value of investment securities as of December 31:

	2008
	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
Available-For-Sale Securities
U.S. government agencies	$28,669	$857	$—	$29,526
Mortgage-backed securities	59,316	2,525	—	61,841
State and political subdivisions	11,140	218	78	11,280
Total available-for-sale	99,125	3,600	78	102,647
Held-To-Maturity Securities
State and political subdivisions	36,518	167	87	36,598
Total held-to-maturity	36,518	167	87	36,598
Total investment securities	$135,643	$3,767	$165	$139,245

	2007
	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
Available-For-Sale Securities
U.S. government agencies	$60,153	$303	$36	$60,420
Mortgage-backed securities	54,719	666	—	55,385
State and political subdivisions	11,030	126	8	11,148
Total available-for-sale	125,902	1,095	44	126,953
Held-To-Maturity Securities
State and political subdivisions	39,926	261	40	40,147
Total held-to-maturity	39,926	261	40	40,147
Total investment securities	$165,828	$1,356	$84	$167,100

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 2 — INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD (CONTINUED)

The following tables show the gross unrealized losses and fair value of investments with unrealized losses that are not deemed to be other-than-temporarily impaired as of December 31;

	2008
	Less Than 12 Months		12 Months or Greater		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities
State and political subdivisions	$904	$78	$—	$—	$904	$78
Total available-for-sale	904	78	—	—	904	78
Held-To-Maturity Securities
State and political subdivisions	6,547	74	4,544	13	11,091	87
Total held-to-maturity	6,547	74	4,544	13	11,091	87
Total investment securities	$7,451	$152	$4,544	$13	$11,995	$165

	2007
	Less Than 12 Months		12 Months or Greater		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities
U.S. government agencies	$7,975	$12	$5,972	$24	$13,947	$36
State and political subdivisions	1,876	7	682	1	2,558	8
Total available-for-sale	9,851	19	6,654	25	16,505	44
Held-To-Maturity Securities
State and political subdivisions	—	—	14,926	40	14,926	40
Total held-to-maturity	—	—	14,926	40	14,926	40
Total investment securities	$9,851	$19	$21,580	$65	$31,431	$84

Certain investment securities shown above currently have fair values less than amortized cost and, therefore, contain unrealized losses.  At December 31, 2008, Bancorp held no securities in the available-for-sale portfolio and 20 in the held-to-maturity portfolio that had an unrealized loss for more than one year.  Bancorp has evaluated these securities and believes that the decline in value is temporary and is related to the change in market interest rates since purchase.  Because the decline in fair value is attributable to changes in interest rates rather than credit quality and because Bancorp has the ability and intent to hold these investments until a recovery of market value, which may be maturity, Bancorp does not consider these investments to be other-than-temporarily impaired.

Available for sale investment securities with a carrying value of $87.1 million and $23.0 million, as of December 31, 2008 and 2007, respectively, were pledged as collateral for public fund deposits, securities sold under agreements to repurchase, and Federal Reserve Bank discount window borrowings. There were no sales of securities during 2008, 2007 and 2006.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 2 — INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD (CONTINUED)

The amortized cost and estimated fair value of investment securities at December 31, 2008, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2008
	Available-For-Sale		Held-To-Maturity
	Amortized	Estimated	Amortized	Estimated
(dollars in thousands)	Cost	Fair Value	Cost	Fair Value
U.S. government agencies
1 year	$2,999	$3,066	$—	$—
2-5 years	21,670	22,348	—	—
6-10 years	4,000	4,112	—	—
Over 10 years	—	—	—	—
Mortgage-backed securities
1 year	—	—	—	—
2-5 years	—	—	—	—
6-10 years	7,201	7,536	—	—
Over 10 years	52,115	54,305	—	—
State and political subdivisions
1 year	2,018	2,052	4,957	4,946
2-5 years	5,251	5,383	8,588	8,608
6-10 years	1,966	1,997	10,247	10,268
Over 10 years	1,905	1,848	12,726	12,776
Total investment securities	$99,125	$102,647	$36,518	$36,598

Investments in federal funds sold are made with various banks. To reduce risk, Bancorp will generally invest no more than $10,000,000 in federal funds sold with any one bank. There were no federal funds sold as of December 31, 2008.

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES

Most of Bancorp’s business activity is with customers located within Skagit, Snohomish and Whatcom Counties. Generally, loans are secured by accounts receivable, inventory, deposit accounts, personal property or real estate. Rights to collateral vary and are legally documented to the extent practicable.  Bancorp originates commercial, real estate and consumer loans. Bancorp concentrates on five areas of lending: loans to individuals for business purposes, loans for small and medium-sized businesses, agricultural loans, loans to commercial enterprises for real estate transactions and consumer purpose loans.

Real estate loans comprise the largest category of loans.  While Bancorp has significant balances within this lending category, these real estate secured loans are diversified between the defined segments of this portfolio. The real estate secured portfolio consists of both commercial purpose loans and consumer purpose loans.  These loans are collateralized by, but not limited to, property types such as office buildings, retail buildings, owner occupied business properties, multi-family properties, farm land, timber land, residential land development and residential properties.  Bancorp has developed processes and policies to monitor and manage concentrations of credit within defined segments of the loan portfolio. Bancorp believes that its loan policies and concentration policies minimize risk in its loan portfolio. Although Bancorp has a diversified loan portfolio, economic conditions may affect borrowers’ ability to meet the stated repayment terms.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The major components of loans at December 31 are as follows:

(dollars in thousands)	2008	2007
Real Estate
Residential and commercial	$258,958	$229,680
Construction	17,470	21,468
Commercial, industrial and agricultural	79,819	70,040
Consumer	44,224	35,411
	400,471	356,599
Less deferred loan fees	(1,246)	(1,401)
Total loans	$399,225	$355,198

Contractual maturities of loans as of December 31, 2008 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

(dollars in thousands)	Within one year	One to five years	After five years	Total
Real Estate
Residential and commercial	$71,345	$144,936	$42,677	$258,958
Construction	14,293	1,721	1,456	17,470
Commercial, industrial and agricultural	46,622	24,498	8,699	79,819
Consumer	7,479	13,927	22,818	44,224
Total	$139,739	$185,082	$75,650	$400,471

Bancorp originates both variable and fixed-rate loans. At December 31, 2008 and 2007, $170.9 million and $154.6 million of loans outstanding were variable rate loans. Loans serviced for others totaled $5.2 million and $6.6 million as of December 31, 2008 and 2007.

The following is an analysis of the changes in the allowance for loan losses:

(dollars in thousands)	2008	2007	2006
Balance, beginning of year	$4,535	$5,176	$5,178
Provision (benefit) for loan losses	2,080	(150)	—
Loans charged off	(1,612)	(1,336)	(1,263)
Recoveries on loans previously charged off	447	845	1,261
Balance, end of year	$5,450	$4,535	$5,176

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following is a summary of non-accrual and impaired loans:

(dollars in thousands)	2008	2007
Nonaccruing loans	$5,456	$7,690
Other impaired loans	50	—
Loans 90 days past due and still accruing	—	—
Total impaired loans	$5,506	$7,690

Impaired loans with a valuation allowance	$732	$3,938
Impaired loans without a valuation allowance	$4,774	$3,752
Allowance for loan losses related to impaired loans	$89	$538

Interest income collected on impaired loans was $300,000, $411,000, and $340,000 for the years ended December 31 2008, 2007 and 2006, respectively. Average balances of impaired loans were $3.5 million, $7.2 million and $7.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. Additional interest income of $173,000, $522,000 and $380,000 would have been recorded for the year ended December 31, 2008, 2007 and 2006, respectively, had non-accrual loans been current in accordance with their original terms. At December 31, 2008, there were no significant commitments to lend to borrowers representing impaired and nonaccruing loans. At December 31, 2008, two relationships represented eighty-three percent of total impaired loans. Periodically, Bancorp restructures loans by renewing or extending due dates as an accommodation to borrowers. Principal and interest on these loans are recorded in accordance with their restructured terms.

NOTE 4 — BANK PREMISES AND EQUIPMENT

The major classifications of bank premises and equipment are as follows:

(dollars in thousands)	2008	2007
Land	$3,942	$3,999
Buildings and leasehold improvements	10,450	9,571
Furniture, fixtures and equipment	5,696	6,385
	20,088	19,955
Less accumulated depreciation	(8,608)	(7,860)
Total bank premises and equipment	$11,480	$12,095

Depreciation expense on premises and equipment was $884,000 in 2008, $838,000 in 2007 and $848,000 in 2006.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 5 — DEPOSITS

The major classifications of deposits and the total remaining maturities for time deposits at December 31 are as follows:

(dollars in thousands)	2008	2007
Non-interest-bearing demand	$75,116	$77,957
Interest-bearing demand	87,091	89,830
Money market deposit accounts	69,548	67,857
Savings	76,646	73,464
	308,401	309,108

Time Deposits
Due within one year	135,587	161,844
After one year but within two years	19,632	21,595
After two years but within three years	3,449	5,265
After three years but within four years	1,670	544
After four years but within five years	298	1,498
After five years	501	566
Total time deposits	161,137	191,312
Total deposits	$469,538	$500,420

Certificates of deposit, greater than or equal to $100,000 included in the above amounts, totaled $79.9 million and $102.7 million at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, $479,000 and $827,000 in deposit overdrafts were reclassified as loans outstanding. At December 31, 2008, brokered time deposits totaled $4.0 million. There were no brokered deposits at December 31, 2007.

NOTE 6 — OTHER BORROWINGS

The Bancorp’s primary source of other borrowings include securities sold under agreement to repurchase, federal funds purchased from correspondent banks, and discount window borrowings from the Federal Reserve Bank of San Francisco. The following tables detail Bancorp’s other borrowings as of December 31:

(dollars in thousands)	2008	2007
Balance outstanding at end of year	$32,665	$15,851
Weighted average interest rate at year end	1.65%	3.38%
Maximum month-end balance during the year	$45,990	$17,914
Average monthly balance during the year	24,242	15,115
Weighted average interest rate during the year	2.28%	3.84%
Carrying value of collateral for repurchase agreements	23,201	20,051

Bancorp offers repurchase agreements to its customers. The agreements are fully collateralized by certain securities of the U.S. Government and its agencies and other approved investments including FHLB, FNMA, FFCB and FHLMC securities under agreements to repurchase. The securities underlying the agreements are held by a safekeeping agent. As of December 31, 2008, securities sold under agreements to repurchase were $19.3 million and all scheduled to mature during 2009 with variable interest rates between 1.50% to 3.00%.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 6 — OTHER BORROWINGS (CONTINUED)

As of December 31, 2008, Bancorp held investment securities at the Federal Reserve with a market value of $61.8 million as collateral for discount window borrowings. The Federal Reserve applies a margin to the market price of collateral to determine lendable value and as of December 31, 2008, provided a possible additional credit line of $47.2 million.

NOTE 7 — INCOME TAXES

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

	2008		2007		2006
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate

Income tax provision at statutory rate	$2,120	34.0%	$3,805	34.0%	$4,034	34.0%
Effect of nontaxable interest income	(411)	(6.6)	(369)	(3.2)	(275)	(2.3)
Nondeductible expenses	452	7.2	483	4.3	344	2.9
Tax credits	(1,224)	(19.6)	(1,190)	(10.6)	(930)	(7.8)
Other	61	1.0	(114)	(1.1)	4	—
Total income taxes	$998	16.0%	$2,615	23.4%	$3,177	26.8%

The tax credits are from Bancorp’s investment in Qualified Zone Academy Bonds. In lieu of receiving periodic interest payments, Bancorp receives an annual income tax credit until maturity of the bond. The tax credits become available one year after the bond is issued and each successive one year period thereafter until maturity. At December 31, 2008 and 2007, Bancorp had $21.1 million and $21.2 million in Qualified Zone Academy Bonds.

The following table shows the nature and components of Bancorp’s net deferred tax asset as of December 31:

(dollars in thousands)	2008	2007
Deferred Tax Assets
Allowance for loan losses	$1,853	$1,355
Other deferred tax assets	74	42
Other accrued expenses	71	195
Other real estate owned	13	—
Total deferred assets	2,011	1,592

Deferred Tax Liabilities
Deferred loan fees for tax purposes in excess of
amounts deferred for financial reporting	(65)	(76)
Investment securities	(28)	(31)
Premises and equipment	(328)	(306)
Unrealized gain on securities available-for-sale	(1,198)	(357)
Other	(48)	(37)
Total deferred liabilities	(1,667)	(807)
Net deferred tax asset	$344	$785

A valuation allowance against deferred tax assets has not been established as it is more likely than not, based on Bancorp’s historical performance, that these deferred tax assets will be realized.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 7 — INCOME TAXES (CONTINUED)

Bancorp adopted FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” on January 1, 2007. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. FIN 48 provides guidance on de-recognition, classification, interest and penalties and accounting in interim periods and requires expanded disclosure with respect to uncertainty in income taxes. As a result of the implementation of FIN 48, Bancorp recognized no adjustments for unrecognized income tax benefits, all of which would affect Bancorp’s effective income tax rate if recognized.

Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as non-interest expense. Bancorp had no unrecognized tax benefits at December 31, 2007 and 2008 and recognized no interest or penalties expense during 2008 and 2007. Bancorp and its subsidiary files income tax returns in the United States federal jurisdiction. Bancorp is no longer subject to U.S. federal income tax examinations by tax authorities for tax years before 2005. During 2007, the State of Washington examined the Bancorp’s business and occupation tax returns for 2003, 2004, 2005, and 2006 and no significant adjustments were identified.

NOTE 8 — EMPLOYEE BENEFIT PLANS

401K Plan: Bancorp has a 401(k) plan covering substantially all of its employees. Eligible employees may contribute amounts through payroll deductions. Bancorp matches 100% of each eligible employee’s elected contributions, up to a maximum of 4% of the employee’s annual eligible compensation. At the discretion of the Board of Directors, Bancorp also makes an annual profit sharing contribution of 2%, which is allocated to eligible employees based upon annual eligible compensation. All employee contributions vest immediately and employer contributions vest over a 6 year period. Employees have the option of investing contributions among selected mutual funds. During years ended December 31, 2008, 2007 and 2006, Bancorp contributed approximately $355,000, $336,000 and $317,000, respectively, to the 401(k) plan.

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

During 2008 and 2006, Bancorp granted both options and restricted stocks awards. No options or awards were granted in 2007. It is the Bancorp’s policy to issue new shares of common stock for options and restricted stock awards. Options and awards granted have a 10-year maximum term and generally vest based on five years of continual service.

Total equity compensation expense was $199,000 in 2008, $135,000 in 2007 and $32,000 in 2006. In 2007, cash received from the exercise of options and restricted stock awards totaled $4,000 and in 2008 and 2006 no options were exercised. There was no tax benefit realized on stock options and restricted stock awards in 2008, 2007 and 2006.

Stock Options: All options granted during 2008 and 2006 were Incentive Stock Options. Options are granted with an exercise price equal to the market value of Bancorp stock on the dates that the options were granted and have a term of 10 years from the grant date with the exception of options granted to the Chief Executive Officer (10% owner) which are granted at 110% of market value and have a term of 5 years. All incentive stock options granted vest over a five year period. Bancorp measures the fair value of each stock option at the date of the grant, using the Black Scholes option valuation model. The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense. The fair value of all options is amortized

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 8 — EMPLOYEE BENEFIT PLANS (CONTINUED)

on a straight-line basis over the vesting periods. Estimated forfeitures will be evaluated in subsequent periods and may change based on new facts and circumstances. Assumptions used in arriving at the fair value of options granted are presented in the following table. No stock options were awarded in 2007.

	2008	2006
Expected price volatility	16.14%	16.63%
Risk-free interest rate	3.37%	4.59%
Dividend yield on underlying stock	2.38%	2.10%
Weighted-average expected life in years	7.00	7.00
Weighted-average grant date fair value	31.84	33.38

Options granted to the CEO during 2006 used a 4.60% risk free interest rate and a five year weighted-average expected life assumptions and the above dividend and volatility assumptions.

The volatility factor is based on historical stock prices over the most recent period commensurate with the estimated expected life of the award. The risk-free interest rate is based on the U.S. Treasury curve in effect at the time of the award. As Bancorp does not have a history of stock options, an average or mid-point based on the vesting term and the expiration term was used in determining the weighted average expected life on options granted to employees. The expected dividend yield is based on dividend trends and the market value of the Bancorp’s stock price at the time of the award.

The following table summarizes the activity related to options outstanding at December 31, 2008. The aggregate intrinsic value represents the total pretax intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option or award, times the number of shares).

	Shares	Weighted Average Exercise/Grant Price	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2008	13,275	$163.43
Granted	5,056	189.00
Exercised	—
Forfeited	—
Outstanding at December 31, 2008	18,331	$170.48	7.69	$541
Exercisable at December 31, 2008	5,295	$163.43	7.14	$194

The unrecognized share-based compensation cost relating to stock option expense at December 31, 2008 is approximately $435,000, which will be recognized over the remaining vesting schedule of the options. The total intrinsic value of options exercised during the twelve months ended December 31, 2008, 2007 and 2006 were $0, $1,000 and $0. The total fair value of shares vested during the year ended December 31, 2008, 2007, and 2006 was $532,000, $490,000 and $0.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 8 — EMPLOYEE BENEFIT PLANS (CONTINUED)

A summary of the status of Bancorp’s non-vested stock options as of December 31, 2008, and activity during the year ended December 31, 2008, is presented below:

	Shares	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2008	10,640	$33.29
Awarded	5,056	31.84
Vested	2,660	33.29
Forfeited	—
Nonvested at December 31, 2008	13,036	$32.73

Stock Awards: Recipients of restricted stock awards do not pay any cash consideration to Bancorp for the shares and receive all dividends with respect to all such shares, whether or not shares have vested.  The awards vest over a five year period.  Bancorp measures the fair value of each stock award at the date of the grant and recognizes compensation based on the amount the market price of Bancorp’s common stock exceeds the exercise price.  The unrecognized share-based compensation cost relating to restricted stock awards expense at December 31, 2008 is approximately $235,000, which will be recognized over the remaining years of the original five year vesting period of the awards. The weighted average grant date fair value of restricted stock awards granted during 2008 and 2006 was $189.00 and $161.00.   The total intrinsic value of stock awards exercised and the total fair value of shares vested during the year ended December 31, 2008 and 2007 was $62,000 $57,000 and $0.  No awards vested or were exercised during 2006.

The following table summarizes the activity relating to restricted stock awards outstanding at December 31, 2008. The aggregate intrinsic value represents the total pretax intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option or award, times the number of shares).

	Shares	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value (in thousands)	Weighted Avg Grant Date Fair Value
Non-vested and outstanding at January 1, 2008	1,040	3.68	$193	$161.00
Granted	1,429			$189.00
Vested	310			$161.00
Forfeited	—
Non-vested and outstanding at December 31, 2008	2,159	3.61	$432	$180.43
Exercisable at December 31, 2008	—	—	—

NOTE 9 — COMMITMENTS

Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, provide funds under existing lines of credit, standby letters of credit and municipal warrants. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of Bancorp’s involvement in particular classes of financial

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 9 — COMMITMENTS (CONTINUED)

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

Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Commercial and standby letters of credit are granted primarily to commercial borrowers. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Except for certain long-term guarantees, the majority of guarantees expire in one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bancorp has not incurred any losses on its letter of credit commitments in 2008, 2007 or 2006.

The following table represents the off-balance sheet commitments with their remaining terms as of December 31, 2008: (dollars in thousands)

	Total	Less Than One Year	One Year Through Three Years	Three Years Through Five Years	Thereafter
Unfunded commitments to extend credit	$63,813	$45,697	$2,477	$1,868	$13,771
Credit card arrangements	10,677	10,677	—	—	—
Commitments to fund municipal warrants	6,360	4,700	—	687	973
Standby letters of credit	3,387	2,861	366	125	35

NOTE 10 — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, “Disclosures About Fair Value of Financial Instruments” requires disclosures of the fair value of financial asset and liabilities, including those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.  The estimated fair values have been determined by Bancorp using available market information and appropriate valuation methodologies and considerable judgment is necessary to interpret market data in the development of the estimates of fair value.  The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In that regard, the fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement on the instrument. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Bancorp.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 10 — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Cash, Due From Banks, Federal Funds Sold, Other Borrowings and Accrued Interest Receivable and Payable —The carrying amount of these financial assets and liabilities approximates fair value.

Investment Securities — Held-to-Maturity — The fair values of fixed rate warrants and qualified zone academy bonds, included in state and political subdivisions investment securities, are estimated using discounted cash flow analysis using interest rates currently being offered for warrants of similar terms or the current qualified zone academy bond interest rates.

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

The carrying amounts and estimated fair values of Bancorp’s financial instruments at December 31, 2008 and 2007 are as follows:

	2008		2007
	Carrying	Carrying
(dollars in thousands)	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and due from banks	$11,954	$11,954	$16,641	$16,641
Federal funds sold	—	—	41,195	41,195
Investment securities	139,165	139,245	166,879	167,100
Net loans	393,775	393,964	350,663	349,761
Accrued interest receivable	2,430	2,430	3,464	3,464
Financial Liabilities
Demand and savings deposits	308,401	308,401	309,108	309,108
Time deposits	161,137	162,448	191,312	192,410
Other borrowings	32,665	32,665	15,851	15,851
Accrued interest payable	341	341	617	617

On January 1, 2008, Bancorp adopted SFAS No. 157; “Fair Value Measures” which defines fair value, and establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position FAS 157-2 which defers the effective date of SFAS No. 157 until January 1, 2009 for nonfinancial asset and liabilities except for those items recognized or disclosed at fair value on an annual or more frequent recurring basis.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 10 — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above.  The methodologies for other financial assets and liabilities are discussed below. SFAS No. 157 establishes a hierarchy that prioritizes the use of fair value inputs used in the valuation methodologies into the following three levels:

Level 1 — Quoted prices for identical instruments in active markets that Bancorp has the ability to access at the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or other inputs that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 — Significant unobservable inputs that reflect the Bancorp’s own assumption about the assumptions that market participants would use in pricing an asset or liability.

In general, Bancorp determines fair value based upon quoted prices when available or through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily accessible or available. The valuation techniques used are based on observable and unobservable inputs.  Valuation adjustments may be made to ensure that financial instruments are recorded at fair value.  While management believes Bancorp’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions used to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Investment Securities Available for Sale — Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, Bancorp obtains fair value measurements from an independent pricing service.  The fair value measurements includes considerable observable data that may include dealer quotes, market spreads, cash flows, the treasury yield curve, yield/spread relationships, consensus prepayment rates, and the bonds terms and conditions,  among other things.

The table below shows assets measured at fair value on a recurring basis as of December 31, 2008.

(dollars in thousands)

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Available-for-sale securities	$102,647	$—	$102,647	$—
Total	$102,647	$—	$102,647	$—

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 10 — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The table below shows assets measured at fair value on a non-recurring basis as of December 31, 2008.

(dollars in thousands)

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$5,417	$—	$—	$5,417
Total	$5,417	$—	$—	$5,417

Impaired Loans — Impaired loans are reported at the fair value of the underlying collateral if repayment is expected from the collateral.  Collateral values are estimated using Level 3 inputs based on discounting criteria.  During 2008, impaired loans were reduced via partial charge-offs and loan impairment reserves of $267,000 to a fair value of $5.4 million.

NOTE 11 — RELATED PARTY TRANSACTIONS

Loans to directors, executive officers, principal stockholders of Bancorp and their affiliates are subject to regulatory limitations. In the opinion of management, related party loans and deposits are transacted as part of Bancorp’s normal course of business, and are not subject to preferential terms or conditions.  At December 31, 2008 and 2007, loans outstanding to directors and executive officers were $17.5 million and $16.2 million, respectively.  During 2008, advances or new loans totaled $14.8 million and repayments totaled $13.5 million.  During 2008 and 2007, there were no loans to related parties that were considered to be classified or impaired. Deposits from related parties totaled approximately $11.3 million and $13.6 million at December 31, 2008 and 2007, respectively.

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

Quantitative measures, established by regulation to ensure capital adequacy, require maintenance of minimum amounts and ratios (set forth in the table on the following page) of total and Tier I capital to risk weighted assets (as defined in the regulations), and of Tier I capital to average assets. As of the most recent notification from the Bank’s primary regulator, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2008, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were “well-capitalized” pursuant to such regulations. Payments of dividends are subject to federal regulatory requirements and cash dividends paid by Skagit State Bank to Skagit State Bancorp, Inc. are subject to both federal and state regulatory requirements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 12 — STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS (CONTINUED)

The following table sets forth the amounts and ratios regarding actual and minimum regulatory capital requirements, together with the amounts and ratios required to meet the definition of a “well-capitalized” institution.

						To Be Well
			For Capital			Capitalized Under
			Adequacy Purposes			Prompt Corrective
	Actual				Minimum	Action Provisions
(dollars in thousands)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2008
Total Capital (to Risk-Weighted Assets)
Skagit State Bank	$64,776	14.04%	$36,901	>	8.00%	$46,127	>	10.00%
Skagit State Bancorp, Inc.	$64,926	14.07%	$36,913	>	8.00%	$46,141	>	10.00%
Tier I Capital (to Risk-Weighted Assets)
Skagit State Bank	$59,326	12.86%	$18,451	>	4.00%	$27,676	>	6.00%
Skagit State Bancorp, Inc.	$59,476	12.89%	$18,456	>	4.00%	$27,684	>	6.00%
Tier I Capital (to Average Assets)
Skagit State Bank	$59,326	10.50%	$22,596	>	4.00%	$28,245	>	5.00%
Skagit State Bancorp, Inc.	$59,476	10.53%	$22,596	>	4.00%	$28,245	>	5.00%

As of December 31, 2007
Total Capital (to Risk-Weighted Assets)
Skagit State Bank	$76,354	17.25%	$35,407	>	8.00%	$44,259	>	10.00%
Skagit State Bancorp, Inc.	$76,524	17.29%	$35,412	>	8.00%	$44,265	>	10.00%
Tier I Capital (to Risk-Weighted Assets)
Skagit State Bank	$71,819	16.23%	$17,704	>	4.00%	$26,556	>	6.00%
Skagit State Bancorp, Inc.	$71,989	16.26%	$17,706	>	4.00%	$26,559	>	6.00%
Tier I Capital (to Average Assets)
Skagit State Bank	$71,819	12.39%	$23,183	>	4.00%	$28,979	>	5.00%
Skagit State Bancorp, Inc.	$71,989	12.42%	$23,183	>	4.00%	$28,979	>	5.00%

NOTE 13 — CONTINGENCIES

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

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 14 — EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share for the years ended:

(dollars in thousands except share and per share amounts)	2008	2007	2006
Numerator:
Net income	$5,238	$8,576	$8,688
Denominator:
Denominator for basic earnings per share -
Weighted average shares outstanding	606,018	671,937	684,644
Effect of dilutive securities:
Stock options and restricted stock grants	4,856	2,509	438
Denominator for diluted earnings per share -
Weighted average shares outstanding	610,874	674,446	685,082
Basic earnings per share	$8.64	$12.76	$12.69
Diluted earnings per share	$8.57	$12.72	$12.68

NOTE 15 — PARENT COMPANY (ONLY) FINANCIAL INFORMATION

The following table presents the condensed financial statements for Skagit State Bancorp, Inc. (parent company only) at December 31, 2008 and 2007:

Condensed Balance Sheet

December 31,	2008	2007
Assets
Cash and due from banks	$8	$112
Other assets	142	58
Investment in subsidiaries	61,651	72,513
Total Assets	$61,801	$72,683

Liabilities
Other liabilities	$—	$—
Stockholders’ equity
Common stock	12,042	13,564
Accumulated other comprehensive income (loss), net of tax	2,325	694
Retained earnings	47,434	58,425
Total stockholders’ equity	61,801	72,683
Total Liabilities and Stockholders’ Equity	$61,801	$72,683

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 15 — PARENT COMPANY (ONLY) FINANCIAL INFORMATION (CONTINUED)

Condensed Statement of Income

Year Ended December 31,	2008	2007
Non-interest expense	$304	$367
Loss before income tax benefit and equity in undistributed income of subsidiaries	(304)	(367)
Income tax benefit	84	95
Loss before equity in undistributed income of subsidiaries	(220)	(272)
Undistributed income of subsidiaries	(12,693)	5,120
Dividend income from Bank	18,151	3,728
Net Income	$5,238	$8,576

Condensed Statement of Cash Flows

Year Ended December 31,	2008	2007
Cash Flows from Operating Activities:
Net Income	$5,238	$8,576
Adjustments to reconcile net income to net cash flows from operating activities:
Equity in undistributed earnings of subsidiaries	12,693	(5,120)
Other assets	(85)	(58)
Other liabilities	—	(36)
Net cash flows from operating activities	17,846	3,362

Cash Flows from Financing Activities:
Amount paid for redemption of common stock	(15,304)	(510)
Cash dividends paid to stockholders	(2,646)	(3,029)
Proceeds for exercise of stock options	—	4
Net cash flows from financing activities	(17,950)	(3,535)

Cash and due from banks, beginning of year	112	285
Cash and due from banks, end of year	$8	$112

NOTE 16 — NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133”. SFAS 161 amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, to amend and expand the disclosure requirements of SFAS 133 to provide greater transparency about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; how derivative instruments and related hedge items affect an entity’s financial position, results of operations and cash flows. This statement is effective for Bancorp on January 1, 2009 and is not expected to have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). Statement No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE 16 — NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Bancorp does not expect this statement to have a material impact on its consolidated financial statements.

NOTE 17 — SUBSEQUENT EVENTS

On October 3, 2008, Congress approved and the President signed the Emergency Economic Stabilization Act of 2008 (the “Act”).  The Troubled Assets Relief Program (“TARP”) is the heart of the Act and provides the Secretary of the Treasury the authority to purchase troubled assets from eligible financial institutions in an aggregate amount of up to $700 billion.  Under the Act, the Treasury created the Capital Purchase Program (“CPP”) that enables the federal government to purchase equity in participating financial institutions to help restore credit markets.  In November 2008, Bancorp applied to participate under this program.

In January 2009, Bancorp received preliminary approval from the U.S. Department of Treasury for approximately $14 million under the program.  After careful consideration by Executive Management and our Board of Directors, we determined not to accept any of the TARP proceeds.  In reaching this decision, the Board also considered the uncertainties and constraints (including dividend and stock repurchase restrictions) associated with the TARP.

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Bancorp’s financial statements are based upon the selection and application of significant accounting policies which by their nature are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Management has identified specific accounting policies that due to judgments, estimates and assumptions and economic assumptions which may prove inaccurate or are subject to variation that may significantly affect our reported results of operations and financial positions for the periods presented or in future periods.  These policies relate to the determination of the allowance for loan losses and the valuation of real estate owned. This discussion should be read in conjunction with Note 1 to the Consolidated Financial Statements and the sections titled “Allowance for Loan Losses” and “Asset Quality”.

Allowance for Loan Losses — The allowance for loan losses represents management’s best estimate and is maintained at a level deemed adequate to provide for estimated future losses and is evaluated on a regular basis. Bancorp’s evaluation of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The ultimate recovery of loans is susceptible to future market factors beyond Bancorp’s control. These factors may result in losses or recoveries differing significantly from those provided in Bancorp’s financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans.

The allowance is based upon Bancorp’s evaluation of the pertinent factors underlying the quality and composition of the loan portfolio, levels and trends in losses and delinquencies, current economic conditions, specific industry conditions and the estimated value of any underlying collateral. The allowance consists of specific, general and unallocated components. The general allowance is calculated by applying a loss percentage factor to the different loan types and the different risk gradings.  A specific allowance is calculated based on a review of classified or non-performing loans for specific weaknesses and evaluation of those loans for impairment and loss exposure. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimated specific and general losses in the loan portfolio. The unallocated allowance provides for other credit losses inherent in our loan portfolio that may not have been contemplated in the general and specific components of the allowance. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

Other Real Estate Owned — Other real estate owned includes properties acquired through foreclosure. These properties are recorded at the lower of cost or estimated fair value less estimated costs to sell based on periodic evaluations. Valuation of the property occurs when it is foreclosed upon and at least annually thereafter.  Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses. Legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property are capitalized to the extent they are deemed to be recoverable; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in non-interest income or expense.

FORWARD LOOKING STATEMENTS

This Annual Report and Form 10-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements about management’s plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Bancorp’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this Annual Report and Form 10-K, or the documents incorporated by reference:

•                  the risks associated with lending and potential adverse changes in credit quality;

•                  increased loan delinquency rates;

•                  the risks presented by a continued economic slowdown, which could adversely affect credit quality, loan collateral values, investment values, liquidity levels, and loan originations;

•                  changes in market interest rates, which could adversely affect our net interest income and profitability;

•                  legislative or regulatory changes that adversely affect our business or our ability to complete pending or prospective future acquisitions;

•                  reduced demand for banking products and services;

•                  competition from other financial services companies in our markets; and

•                  Bancorp’s success in managing risks involved in the foregoing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Risk Factors in Item 1A. Please take into account that forward-looking statements speak only as of the date of this Annual Report and Form 10K or documents incorporated by reference. Bancorp does not undertake any obligation to publicly correct or update any forward-looking statement if we later become aware that it is not likely to be achieved.

BUSINESS

Skagit State Bancorp, Inc. is a bank holding company with one wholly owned subsidiary - Skagit State Bank (collectively, “Company” or “Bancorp”).  Skagit State Bank began operations in 1958 and is headquartered in Burlington (Skagit County), Washington.  The Bank provides a full range of banking services and products to both businesses and individuals through 12 full service banking offices located in Skagit, Snohomish and Whatcom counties.

OVERVIEW

For the year ended December 31, 2008, net income decreased to $5.2 million or $8.57 per diluted earnings per share compared to $8.6 million or $12.72 per diluted earnings per share in 2007 and $8.7 million or $12.68 per diluted share in 2006. Return on average assets was 0.91 percent in 2008 compared to 1.54 percent and 1.68 percent in 2007 and in 2006.  Return on average equity was 8.27 percent in 2008 compared to 12.33 percent and 13.35 percent in

2007 and 2006. The decrease in 2008 net income was primarily a result of a $2.1 million provision for loan losses, a $1.5 million provision for other real estate owned and a $1.6 million decrease in net interest income which was partially offset by a $589,000 increase in non-interest income. Non-interest expenses increased $1.7 million to $18.1 million in 2008, primarily as a result of the $1.5 million provision to other real estate owned mentioned above.  For purposes of comparability, results from 2007 were favorably impacted by a $935,000 interest recovery on two loan relationships and a $150,000 benefit for loan losses.

Total assets decreased to $566.9 million at December 31, 2008 compared to $592.7 million at December 31, 2007.  The decrease was primarily due to a $15.3 million repurchase of a large block of company stock and a $30.9 million decrease in deposits. Net loans increased by $43.1 million or 12.3 percent to $393.8 million at December 31, 2008, compared to $350.7 million at December 31, 2007.  This increase was primarily in residential and commercial real estate loans. Total deposits decreased $30.9 million or 6.2% to $469.5 million at December 31, 2008 from $500.4 million at December 31, 2007.  Time certificates of deposits decreased $30.2 million and other deposit accounts decreased $700,000.  Stockholders’ equity decreased to $61.8 million at December 31, 2008 from $72.7 million at December 31, 2007 which was primarily due to a private stock repurchase of a large block of 85,022 shares held by another financial institution for $15.3 million during the first quarter of 2008.

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

Bancorp’s net interest income decreased $1.6 million in 2008 to $22.1 million from $23.7 million in 2007 and $23.2 million in 2006.  The decrease in 2008 was primarily due to interest-earning assets re-pricing more rapidly at lower interest rates than interest-bearing liabilities and a $935,000 interest recovery on two loan relationships during 2007.  During 2008, the prime interest rate dropped from 7.25% to 3.25%.  The 2007 increase was attributable to a $935,000 interest recovery plus a $33.3 million increase in the average loan balance.  Excluding those recoveries, net interest income would have decreased $469,000. This decrease was primarily a result of a decrease in the interest-earning asset yield, an increase in the cost of funds and an increase in the average balance of interest-bearing liabilities.

Total loan interest income decreased by $2.9 million in 2008 to $25.5 million. This compares to loan interest income in 2007 and 2006 of $28.4 million and $25.6 million.  For 2008, the decrease was primarily a result of lower yields which was offset by a $37.8 million increase in average loan balances.  The 2007 increase was attributable to a $935,000 interest recovery plus a $33.3 million increase in the average loan balance.

Interest expense decreased $3.0 million and increased $3.1 million for the years ended December 31, 2008 and 2007 compared to prior years. For 2008, the decrease was primarily attributable to a reduction in the cost of funds on time deposits.  For 2007, the increase was primarily due to a $41.8 million increase in the average balance of time deposits and an increase on the cost of funds in those deposits.

The net interest margin is net interest income expressed as a percent of average interest-earning assets. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities as well as levels of non-interest bearing liabilities.  The Federal Reserve decreased rates 100 basis points in 2007 and 400 basis points in 2008. Declining interest rates impacted the net interest margin in 2008 and 2007, decreasing the net interest margin to 4.10 percent in 2008 from 4.52 percent in 2007 and 4.83 percent in 2006. Approximately 43 percent of our loans are tied to Prime.  The decrease in 2008 was primarily a result of the more rapid decrease in the yield on interest-earning assets than cost of funds as our assets tend to reprice more quickly than our deposits.

The following table presents information regarding average balances of assets and liabilities as well as the total amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resulting yield and cost ratios, interest rate spread and net interest margin. Tax exempt securities, included in investment securities below are stated at their contractual interest rate. Loan fees of $1.0 million in 2008 and 2007, and $1.1 million in 2006 are included in interest earned on loans.  Non-accruing loans have been included in the computation of average loans.  (dollars in thousands)

Condensed Average Balance Sheets

	2008			2007			2006
	Average		Yield	Average		Yield	Average		Yield
December 31,	Balance	Interest	/Cost	Balance	Interest	/Cost	Balance	Interest	/Cost
Assets
Federal funds sold	$10,366	$285	2.75%	$36,243	$1,778	4.91%	$55,109	$2,708	4.91%
Taxable investment securities	105,776	5,208	4.92	109,200	5,621	5.15	89,023	4,147	4.66
Tax exempt securities	49,352	1,208	2.45	44,308	1,070	2.41	35,505	808	2.28
Loans	372,387	25,486	6.84	334,543	28,353	8.48	301,203	25,556	8.48
Total interest- earning assets	537,881	32,187	5.98%	524,294	36,822	7.02%	480,840	33,219	6.91%
Non-interest earning assets	35,486			34,162			37,730
Total assets	$573,367			$558,456			$518,570

Liabilities and Stockholders’ Equity
Interest-bearing demand	$88,532	$498	0.56%	$85,726	$1,030	1.20%	$86,670	$1,125	1.30%
Savings and money market	147,026	2,074	1.41	140,655	2,944	2.09	145,899	2,983	2.04
Certificates of deposit	174,870	7,007	4.01	171,794	8,582	5.00	129,973	5,418	4.17
Total interest-bearing deposits	410,428	9,579	2.34	398,175	12,556	3.15	362,542	9,526	2.63
Other borrowings	24,242	553	2.28	15,115	581	3.84	13,223	474	3.58
Total interest-bearing deposits & liabilities	434,670	10,132	2.33%	413,290	13,137	3.18%	375,765	10,000	2.66%
Non interest-bearing demand deposits	72,623			72,016			74,569
Other non-interest-bearing liabilities	2,738			3,595			3,135
Total liabilities	510,031			488,901			453,469
Stockholders’ equity	63,336			69,555			65,101
Total liabilities and stockholders’ equity	$573,367			$558,456			$518,570
Net interest income		$22,055			$23,685			$23,219
Interest rate spread			3.65%			3.84%			4.25%
Net interest margin			4.10%			4.52%			4.83%

The following table sets forth information about changes in net interest income, which are attributable to changes in interest rates and changes in volume for the periods indicated.  Changes attributable to the combined effect of volume and interest rates have been allocated proportionately.  (dollars in thousands)

Analysis of Changes in Interest Income and Expense Due to Changes in Volume and Rate

	2008 vs. 2007			2007 vs. 2006
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets
Federal funds sold	$(924)	$(569)	$(1,493)	$(926)	$(4)	$(930)
Investment securities	(50)	(225)	(275)	1,217	519	1,736
Loans	2,979	(5,846)	(2,867)	2,826	(29)	2,797
Total net change in income on interest-earning assets	2,005	(6,640)	(4,635)	3,117	486	3,603
Interest-Bearing Liabilities
Deposits	388	(3,365)	(2,977)	1,890	1,140	3,030
Other borrowings	266	(294)	(28)	71	36	107
Total net change in expense on interest-bearing liabilities	654	(3,659)	(3,005)	1,961	1,176	3,137
Net change in net interest income	$1,351	$(2,981)	$(1,630)	$1,156	$(690)	$466

PROVISION FOR LOAN LOSSES   The provision for loan losses was $2.1 million in 2008 compared to a $150,000 benefit for loan losses in 2007 and no provision or benefit in 2006. The 2008 increase in the provision compared to 2007 and 2006 is primarily attributable to the deteriorating economy, internal downgrades of credit within the loan portfolio and the growth in loans.  For the years ended December 31, 2008, 2007 and 2006, net charge-offs were $1.2 million, $491,000 and $2,000. In 2008, 2007 and 2006 gross charge-offs included charge-offs of $1.2 million on four credit relationships, $931,000 on four credit relationships and $600,000 on one credit  relationship, respectively.

The provision for loan losses is highly dependent upon Bancorp’s ability to manage asset quality and control the level of net-charge-offs through prudent underwriting standards. In the future, continued growth of the loan portfolio may or further declines in economic conditions could increase future provisions for loan losses and impact Bancorp’s net income. Additional discussion on loan quality and the allowance for loan losses is provided under Allowance for Loan Losses and Asset Quality.

NON-INTEREST INCOME   Non-interest income, which consists primarily of fees and service charges on deposits and other income, was $4.4 million in 2008, $3.8 million for 2007 and $3.2 million for 2006.  In July 2007, Bancorp began offering a new overdraft protection product to its checking account customers and due primarily to this new product, service charges on deposits increased $299,000 and $590,000 for 2008 and 2007 compared to prior years.  During May 2007, Bancorp expanded its home loan department and as a result brokered loan fees, processing fees and gains on the sale of loans increased to $320,000 and $303,000 for 2008 and 2007 compared to $137,000 in 2006. In addition to the gain on sale of loans, Bancorp recognized an additional $232,000 gain on sale of assets in 2008.

NON-INTEREST EXPENSE   Non-interest expense increased 10.3 percent to $18.1 million in 2008 from $16.4 million in 2007 and $14.6 million in 2006. The increase from 2007 to 2008 was primarily a result of a $1.5 million provision for other real estate losses and a $313,000 increase in salary expense. The increases in salary expense in 2008 and 2007 were primarily attributable to increased salaries and incentives, increase in employee benefits expense and equity compensation expenses.  In addition, the increase in 2007 was also attributable to the increase in consulting fees resulting from professional fees associated with a profit enhancement review and professional fees associated with management’s evaluation and assessment of internal controls as required under Sarbanes-Oxley Act Section 404.

The efficiency ratio is computed by dividing total operating expenses by non-interest income and net interest income after provision for loan losses.  Bancorp’s efficiency ratio was 74.4 percent, 59.5 percent and 55.1 percent for 2008, 2007 and 2006, respectively.

INCOME TAX EXPENSE     Income tax expense was $1.0 million in 2008, $2.6 million in 2007 and $3.2 million in 2006 with the effective tax rates at 16.0 percent, 23.4 percent and 26.8 percent, respectively. The effective tax rate is lower than the statutory rate due to tax credits from the tax-exempt bonds and to nontaxable income generated from tax-exempt municipal bonds and warrants. As of December 31, 2008, Bancorp had $47.8 million in tax-exempt securities compared to $51.1 million and $38.7 million as of December 31, 2007 and 2006, respectively.

REVIEW OF FINANCIAL CONDITION

Total assets decreased to $566.9 million at December 31, 2008 compared to $592.7 million at December 31, 2007.  This decrease was primarily due to a $15.3 million repurchase of Skagit State Bancorp stock during 2008 and a $30.9 million decrease in deposits.  Net loans increased $43.1 million or 12.3 percent to $393.8 million and investment securities and federal funds sold decreased $68.9 million.

INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD     Total investment securities and federal funds sold decreased $68.9 million to $139.2 million at December 31, 2008 from $208.1 million at December 31, 2007. The available-for-sale investment portfolio is comprised of 60.2 percent Government Sponsored Agencies and Government Agencies mortgage-backed pass-through securities, 11.0 percent of state and municipals and 28.8 percent of Government Sponsored Agencies and Government Agencies securities.  The held-to-maturity portfolio is concentrated in municipal securities and Qualified Zone Academy Bonds. Security purchases totaled $25.3 million in 2008 while maturities, security calls and principal pay downs totaled $55.7 million.

Securities classified as available for sale are reported at estimated fair value, with unrealized gains and losses (net of income taxes) reported as accumulated other comprehensive income, a separate component of stockholders’ equity.   Included in tax exempt securities were $21.1 million and $21.2 million in Qualified Zone Academy Bonds for 2008 and 2007, respectively. In lieu of receiving periodic interest payments, Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits are available one year after the bond is issued and each successive one year period thereafter until maturity.  At December 31, 2008, Bancorp had no investment securities, other than U.S. government or U.S. government agencies, with aggregate carrying values exceeding 10% of stockholders’ equity.

The following table presents the carrying value of the portfolio of investment securities as of the dates indicated. (dollars in thousands)

Investment Securities Composition

December 31,	2008	2007	2006
Held-To-Maturity
State and political subdivisions	$36,518	$39,926	$35,034
Total	$36,518	$39,926	$35,034
Available-For-Sale
U.S. government agencies	$29,526	$60,420	$90,520
Mortgage-backed securities	61,841	55,385	19,777
State and political subdivisions	11,280	11,148	3,644
Total	$102,647	$126,953	$113,941

The following table presents the contractual maturities and tax equivalent weighted average yields as of December 31, 2008. (dollars in thousands)

Investment Securities Maturity Table

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Held-To-Maturity
State and political subdivisions(1)	$4,957	6.04%	$8,588	6.32%	$10,247	6.30%	$12,726	6.44%
Total	$4,957	6.04%	$8,588	6.32%	$10,247	6.30%	$12,726	6.44%
Available-For-Sale
U.S. government agencies	$3,066	4.50%	$22,348	5.07%	$4,112	4.05%	$—	—
Mortgage-backed securities	—	—	—	—	7,536	5.28%	54,305	4.92%
State and political subdivisions(1)	2,052	4.94%	5,383	5.02%	1,997	5.50%	1,848	5.97%
Total	$5,118	4.68%	$27,731	5.06%	$13,645	4.94%	$56,153	4.96%

(1) Yield on non-taxable investments and loans is presented on a taxable-equivalent basis using the federal statutory rate of 34%.

LOANS     Net loans increased 12.3 percent in 2008, from $350.7 million at December 31, 2007 to $393.8 million at December 31, 2008. Net loans represented 69.5 percent of total assets at December 31, 2008.  The majority of the loan increase occurred during the first 3 quarters of 2008 with minimal loan growth during the 4th quarter. During 2008 Bancorp continued to originate and fund loans to credit-worthy customers within our markets. The increase in loans during 2008 was supported by a strong capital and liquidity position.

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

Real Estate Loans: Real estate loans comprise the largest category of loans and our real estate portfolio consists of commercial and residential loans which are secured by property such as office buildings, retail buildings, owner occupied commercial business properties, farm land, timber land, residential land development properties and residential properties.  Real estate loans compromised 69.1% of total loans at December 31, 2008.  The primary repayment source of these specific loan types are from the cash flows generated by the occupant business, occupant farm operation, or the sale of properties. While Bancorp has significant balances secured by real estate, Bancorp believes that its lending policies and concentration policies are sufficient to minimize risks.  However, economic conditions may affect a borrower’s ability to meet the stated repayment terms. Bancorp is committed to providing competitive commercial real estate lending within our primary market areas.

Commercial Loans: Commercial loans, secured and unsecured, are made primarily to small and medium-sized businesses including farms operating within Skagit, Snohomish and Whatcom Counties.  These loans are available for general operating purposes, acquisition of fixed assets, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes.  Bancorp originates Small Business Administration (SBA) loans, including 504 and 7A loans.

Consumer Loans: Bancorp makes secured and unsecured consumer loans including loans to individuals, primarily customers of Bancorp, for various purposes, including home equity loans, purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvement loans and loans for education and personal investments.

The following table presents the composition of as of the dates indicated. (dollars in thousands)

Loan Composition

	2008		2007		2006		2005		2004
December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Real estate — residential & commercial	$258,958	64.7%	$229,680	64.4%	$194,989	59.5%	$194,273	64.2%	$219,641	60.9%
Real estate construction	17,470	4.4%	21,468	6.0%	32,031	9.8%	23,597	7.8%	25,878	7.2%
Commercial, industrial & agricultural	79,819	19.9%	70,040	19.6%	72,033	22.0%	70,923	23.4%	97,230	27.0%
Consumer	44,224	11.0%	35,411	10.0%	28,385	8.7%	13,724	4.6%	17,738	4.9%
Total loans	400,471	100%	356,599	100%	327,438	100%	302,517	100%	360,487	100%
Less:
Allowance for loan losses	5,450		4,535		5,176		5,178		5,830
Deferred loan fees	1,246		1,401		1,694		1,903		2,735
Net loans	$393,775		$350,663		$320,568		$295,436		$351,922

Concentrations

As shown in the table above, a concentration of loans in commercial and residential real estate existed as of December 31, 2008.  At December 31, 2008, Bancorp’s real estate portfolio included $169.6 million in non-farm non-residential real estate loans of which $98.4 million is owner occupied, $13.2 million in raw land, $28.8 million in land development, $19.9 million in construction loans and $52.2 million in one-to-four family residential loans.  Further declines in the performance of the economy, in general, or further declines in real estate values in our market areas, in particular, could have an adverse impact on collectability, increase the level of real estate non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows.

The following table presents the contractual maturity of loans as of December 31, 2008.  Loan balances do not include deferred loan fees or the allowance for loan losses. The table does not reflect any estimate of prepayments, which may significantly shorten the average life of all loans and may cause Bancorp’s actual repayment experience to differ significantly from that indicated below.  (dollars in thousands)

Loan Maturity Table

	Within One	One Year	After
	Year	to Five Years	Five Years	Total
Real estate – residential and commercial	$71,345	$144,936	$42,677	$258,958
Real estate – construction	14,293	1,721	1,456	17,470
Commercial, industrial and agricultural	46,622	24,498	8,699	79,819
Consumer	7,479	13,927	22,818	44,224
Total loans	$139,739	$185,082	$75,650	$400,471

The following table presents all loans due one year or more after December 31, 2008 that have fixed or floating interest rates. (dollars in thousands)

	Floating Rate	Fixed Rate
Loans maturing in more than one year	$65,513	$195,219

ALLOWANCE FOR LOAN LOSSES       The allowance for loan losses was $5.5 million or 1.38 percent of net loans as of December 31, 2008 compared to $4.5 million or 1.29 percent of net loans as of December 31, 2007. Additions to the allowance, in the form of provisions, are reflected in current operating results, while charge-offs to the allowance are made when a loss is determined to have occurred.

The allowance for loan losses represents management’s best estimate and is maintained at a level deemed adequate to provide for estimated future losses and is evaluated on a regular basis and reviewed by the Board of Directors. Bancorp’s evaluation of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.  The allowance is based upon Bancorp’s evaluation of the pertinent factors underlying the quality and composition of the loan portfolio, levels and trends in losses and delinquencies, current economic conditions, specific industry conditions and estimated value of any underlying collateral. The allowance consists of specific, general and unallocated components. The general allowance is calculated by applying a loss percentage factor to the different loan types and the different risk gradings.  A specific allowance is calculated based on a review of classified or non-performing loans for specific weaknesses and evaluation of those loans for impairment and loss exposure. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimated specific and general losses in the loan portfolio. The unallocated allowance provides for other credit losses inherent in our loan portfolio that may not have been contemplated in the general and specific components of the allowance. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.  See discussion under “Loans” and “Concentrations” for details relating to real estate loan composition.

Bancorp has assessed and will continue to assess on an on-going basis, the impact of the economy on the credit risk in the loan portfolio. While Bancorp believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination.  These factors may result in losses or recoveries differing significantly from those provided in Bancorp’s financial statements. The growth of the loan portfolio and a further decline in the performance of the economy, in general, or a further decline in real estate values in our market areas, in particular, could have an adverse impact on collectability, increase the level of real estate non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows which may require additional provisions to our allowance for loan losses. The ultimate recovery of loans is susceptible to future market factors beyond Bancorp’s control. Additionally, loans are subject to examinations by regulators, who, based upon their judgment, may require Bancorp to make additional provisions or adjustments to its allowance for loan losses.

Credit Risk Management

Bancorp monitors its loan portfolio for potential risk of loss according to an internal risk-grading system and monitors its credit quality to identify potential problem credits and any loss exposure in a timely manner.  Bancorp has assessed and will continue to assess on an on-going basis, the impact of the economy on the credit risk in the loan portfolio. The extension of credit to individuals and businesses is a significant portion of Bancorp’s principal business activity and requires ongoing portfolio and credit management.  As such, Bancorp has established lending policies and procedures to manage and monitor risk. These lending policies and procedures include guidelines for concentrations of credit, loan terms, loan-to-value ratios, collateral appraisals and loan approval limits.

The following table presents the activity in the allowance for loan losses for the dates indicated.  (dollars in thousands)

Allowance for Loan Loss Activity

Year ended December 31,	2008	2007	2006	2005	2004
Allowance as of beginning of year	$4,535	$5,176	$5,178	$5,830	$5,811
Provision (benefit) for loan losses	2,080	(150)	—	(50)	1,782
Charge-offs:
Real estate — residential and commercial & construction	831	931	855	384	1,070
Commercial, industrial and agricultural	456	236	256	392	604
Consumer	325	169	152	125	236
Total charge-offs	1,612	1,336	1,263	901	1,910
Recoveries:
Real estate — residential and commercial & construction	235	643	927	85	54
Commercial, industrial and agricultural	103	126	272	175	49
Consumer	109	76	62	39	44
Total recoveries	447	845	1,261	299	147
Net charge-offs	1,165	491	2	602	1,763
Balance at end of year	$5,450	$4,535	$5,176	$5,178	$5,830
Ratio of net charge-offs to average loans during the year	0.31%	0.15%	0.00%	0.19%	0.50%
Ratio of allowance to net loans as of the end of the year	1.38%	1.29%	1.61%	1.75%	1.66%

The following table presents Bancorp’s allocation of the allowance for loan losses by loan category as of the dates indicated. (dollars in thousands)

Allocation of the Allowance for Loan Losses

Year ended December 31,	2008	2007	2006	2005	2004
Commercial, industrial & agricultural	$1,682	$778	$1,448	$930	$1,837
Real estate-residential & commercial	2,656	1,861	2,328	2,304	2,578
Consumer	395	588	477	231	428
Unallocated	717	1,308	923	1,713	987
Total	$5,450	$4,535	$5,176	$5,178	$5,830

ASSET QUALITY     Non-performing assets consist of nonaccrual loans, accruing loans past due 90 days or more and other real estate owned. At December 31, 2008, non-performing assets increased to $11.1 million or 1.96 percent of total assets compared to $7.7 million or 1.30 percent as of December 31, 2007.

Non-accrual and impaired loans - It is Bancorp’s policy to discontinue the accrual of interest on all loans that are 90 days or more past due and place them on non-accrual.  When a loan is placed on non-accrual status, any accrued but unpaid interest on that date is removed from interest income. Non-accruing loans were $5.5 million as of December 31, 2008 compared to $7.7 million as of December 31, 2007 with $6.9 million of the December 2007 balance transferring into other real estate owned during 2008.

At December 31, 2008, impaired loans decreased to $5.5 million compared to $7.7 million at December 31, 2007.  During 2008, $6.9 million in impaired loans were transferred to other real estate owned. Two credit relationships of $4.6 million, accounted for 83.4 percent of impaired loans as of December 31, 2008. All material loan restructurings have been included in impaired loans. (See Note 3 to the consolidated financial statements for additional information on impaired loans)

Other real estate owned —   During 2008, Bancorp foreclosed on four non-accrual credit relationships of $6.9 million, which were transferred into other real estate owned.  As a result, as of December 31, 2008, Bancorp held four foreclosed properties which represent four separate land development projects consisting of finished lots with a carrying balance of $5.7 million, compared to no properties owned at December 31, 2007.  Valuation of the property occurs when it is foreclosed upon and at least annually thereafter.  Based on current appraisals received during 2008 and the decrease in fair market values of these real estate properties, Bancorp recorded a writedown on other real estate owned of $1.5 million during 2008. It is Bancorp’s plan to continue its collection efforts and liquidation of collateral, as necessary, to recover as large a portion of the non-accrual assets or other real estate owned as possible.

Potential problem loans —   Potential problem loans consist of loans that are currently performing, but for which management have identified as having a well defined weakness or weaknesses. These weaknesses may jeopardize the liquidation of the loan and are characterized by the distinct possibility that Bancorp may sustain some loss if the deficiencies creating the weaknesses are not corrected. These loans are identified through our internal risk grading processes and management monitors these loans closely and reviews their performance on a regular basis.  As of December 31, 2008, Bancorp had classified as potential problem loans of $13.1 million.

The following table presents non-performing asset information related to loans accounted for on a non-accrual basis, accruing loans 90 days or more past due and other real estate owned for the dates indicated.   (dollars in thousands)

Non-Performing Assets

December 31,	2008	2007	2006	2005	2004
Non-accrual loans
Real estate — residential and commercial & construction	$4,915	$7,604	$3,636	$3,476	$5,116
Commercial, industrial and agricultural	315	86	2,013	574	388
Consumer	226	—	85	66	310
Total	5,456	7,690	5,734	4,116	5,814
Loans past due 90 days or more
Real estate — residential and commercial & construction	—	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—	10
Consumer	—	—	—	—	13
Total	—	—	—	—	23
Total non-performing loans	5,456	7,690	5,734	4,116	5,837
Other real estate owned	5,667	—	—	—	1,196
Total non-performing assets	$11,123	$7,690	$5,734	$4,116	$7,033
Total non-performing loans to net loans	1.39%	2.19%	1.79%	1.39%	1.66%
Total non-performing loans to total assets	0.96%	1.30%	1.08%	0.79%	1.21%
Total non-performing assets to total assets	1.96%	1.30%	1.08%	0.79%	1.47%

DEPOSITS      Bancorp offers a full range of deposit services including checking accounts, savings accounts, money market accounts and various types of certificates of deposit.  The transaction accounts and certificates of deposit are tailored to Bancorp’s primary market area at rates competitive with those offered in the area. Bancorp offers both interest and non-interest bearing checking accounts. In December 2008, Bancorp initiated service through the Certificate of Deposit Account Registry Service (CDARS), which allows us to assist customers in maximizing their FDIC insurance.

Total deposits decreased $30.9 million to $469.5 million at December 31, 2008 compared to $500.4 million at December 31, 2007. Within the total, time deposits decreased $30.2 million while core deposits decreased $700,000.   Core deposits, which consist of non-interest and interest bearing demand accounts, money market accounts, and saving accounts, represented 65.6% and 61.8% of total deposits at December 31, 2008 and 2007, respectively.  Time deposits decreased to 34.4 percent of deposits at December 31, 2008 compared to 38.2 percent of deposits at December 31, 2007.  During 2008, Bancorp used federal funds purchased to lower the Bancorp’s cost of funds replacing higher costing time deposits.

The following table presents the balance and percent of total deposits in the various categories of deposits as of the dates indicated.  (dollars in thousands)

Deposit Composition

	2008		2007		2006
December 31,	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-interest bearing demand	$75,116	16.0%	$77,957	15.5%	$81,250	18.1%
Interest bearing demand	87,091	18.5%	89,830	18.0%	83,602	18.6%
Money market	69,548	14.8%	67,857	13.6%	59,855	13.3%
Savings	76,646	16.3%	73,464	14.7%	80,434	17.9%
Time	157,127	33.5%	191,312	38.2%	144,202	32.1%
Brokered time deposits	4,010	0.9%	—	—	—	—
Total deposits	$469,538		$500,420		$449,343

The following table presents time deposits with balances equal to or greater than $100,000 classified by remaining maturity.  (dollars in thousands)

Time Deposit Maturity Table

As of December 31,	2008	2007	2006
3 months or less	$22,024	$39,468	$17,755
Over 3 months through 6 months	16,161	23,056	15,420
Over 6 months through 12 months	27,807	26,673	24,229
Over 12 months	13,904	13,547	8,966
	$79,896	$102,744	$66,370

At December 31, 2008 and 2007, public fund time deposits totaled $4.4 million and $3.3 million, respectively.

OTHER BORROWINGS     Borrowings consist of federal funds purchased, discount window borrowings from the Federal Reserve Bank of San Francisco and securities sold under agreements to repurchase.  At December 31, 2008 and 2007, securities sold under agreements to repurchase were $19.3 million and $15.9 million, respectively. These borrowings decrease or increase primarily based on the availability of funds and the current competitive interest rate offered.  These borrowings are collateralized by securities with an estimated fair value exceeding the face value of the borrowings.

During the year, Bancorp used federal funds purchased and Federal Reserve borrowings to lower the Bancorp’s cost of funds replacing higher costing time deposits.  Federal Reserve borrowings were $13.4 million at December 31, 2008.  There were zero Federal Reserve borrowings at December 31, 2007.

The following table represents the detail of other borrowings: (dollars in thousands)

As of and for the year ended December 31,	2008	2007	2006
Balance at year-end	$32,665	$15,851	$14,102
Average balance during the year	24,242	15,115	13,223
Maximum month-end balance during the year	45,990	17,914	15,945
Weighted average rate during the year	2.28%	3.84%	3.58%
Weighted average rate at year-end	1.65%	3.38%	3.70%

CAPITAL RESOURCES     Stockholders’ equity decreased to $61.8 million at December 31, 2008 from $72.7 million at December 31, 2007.  This decrease was primarily due to a private stock repurchase of a large block of 85,022 shares held by an unaffiliated financial institution for $15.3 million during the first quarter of 2008. Book value per share at December 31, 2008 was $105.41 compared to a book value of $108.32 at December 31, 2007.   Cash dividends per share paid during 2008 remained stable at $4.50.

Bancorp has only one class of stock, which is common stock and at December 31, 2008, there were 750 shareholders of record.  Bancorp’s stock is not actively traded or quoted and no broker currently makes a market in the stock. However, sales and transfers of the stock do occur.  Skagit State Bank acts as transfer agent for Bancorp stock.  To facilitate trading, the Bank maintains a list of persons interested (known to the Bank) in either purchasing or selling Bancorp stock.  Purchasers and sellers then negotiate their own transactions with the Bank acting as transfer agent for those transactions.

From time to time, Bancorp repurchases shares of its common stock. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors including market and economic conditions, the number of shares available, Bancorp’s liquidity and capital needs and regulatory requirements. During 2008, Bancorp repurchased 85,022 shares of stock for $15.3 million at a price of $180 per share. During 2007, Bancorp repurchased 2,870 shares of stock for $510,000 with a range of prices from $161 to $181 per share.

Skagit State Bancorp and Skagit State Bank are both subject to various regulatory capital requirements administered by the federal banking agencies. At December 31, 2008, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were “well-capitalized” pursuant to such regulations.

On October 3, 2008, Congress approved and the President signed the Emergency Economic Stabilization Act of 2008 (the “Act”).  The Troubled Assets Relief Program (“TARP”) is the heart of the Act and provides the Secretary of the Treasury the authority to purchase troubled assets from eligible financial institutions in an aggregate amount of up to $700 billion.  Under the Act, the Treasury created the Capital Purchase Program (“CPP”) that enables the federal government to purchase equity in participating financial institutions to help restore credit markets.  In November 2008, Bancorp applied to participate under this program.  In January 2009, Bancorp received preliminary approval from the U.S. Department of Treasury for approximately $14 million under the program.  This preliminary approval was a validation of our conservative business model and we were honored to be held in such high regard. After careful consideration by Executive Management and our Board of Directors, we determined not to accept any of the TARP proceeds.  In reaching this decision, the Board also considered the uncertainties and constraints (including dividend and stock repurchase restrictions) associated with the TARP.

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

LIQUIDITY

The objective of liquidity risk management is to ensure that Bancorp has the continuing ability to maintain cash flows that are adequate to fund operations including day to day cash flow requirements of either its depositors wanting to withdraw funds or to provide for customers credit needs. Bancorp has a formal liquidity policy that establishes liquidity guidelines and the maintenance of contingency liquidity plans that provide for actions and timely responses to liquidity stress situations.

Liquidity is generated from both internal and external sources. The majority of funding comes from customer deposits within the Bank’s market area. In addition, funding needs are met through loan repayments, investment securities repayments, earnings and other borrowings through pre-approved credit lines. Liquidity may also be obtained by maintaining assets that can be converted to cash with little or no risk of loss.  However, in this turbulent market environment, assets may be more difficult to convert to cash with or without a loss.

As part of the Bank’s liquidity management, the Bank utilizes federal funds purchased to supplement the primary source of funds, which are deposits.  As a result, there could be fluctuations in these borrowing balances depending on short-term liquidity and longer-term financing needs of the Bank.  As a means of augmenting liquidity sources, during 2008 the Bank increased its federal funds lines with various correspondent banks and the Federal Reserve Bank of San Francisco. As of December 31, 2008, Bancorp had approximately $47.0 million in unused unsecured credit lines from various financial institutions.  Additionally, Bancorp had secured lines of credit at the Federal Reserve Bank of San Francisco of $60.6 million, of which $13.4 million was used and 47.2 million was unused at December 31, 2008.

Because the Bank’s primary sources and uses of funds are deposits and loans, the relationship between net loans and total deposits provides one measure of the Bank’s liquidity.  The Bank’s loan to deposit ratio increased to 83.9 percent at December 31, 2008 compared to 70.1 percent at December 31, 2007, as a result of the decrease in deposits and the increase in loans.  The analysis of liquidity also includes a review of the statement of cash flows.  The cash flows detail Bancorp’s operating, investing and financing activities during the year. Cash flows from operations contribute to liquidity as well as proceeds from the maturities of securities, loan repayments and increasing customer deposits. As indicated in the statement of cash flows, net cash from operating activities contributed $8.1 million to liquidity during 2008 and $9.2 million during 2007.

The recent turmoil in the credit markets did not have a direct impact on Bancorp’s liquidity management practices. Access to our correspondent banks and the Federal Reserve remained open. Management believes that Bancorp’s liquidity position at December 31, 2008 was adequate to fund ongoing operations.

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

As shown in the following table, Bancorp has calculated its one-year cumulative gap to be a negative $186.2 million at December 31, 2008.  It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest-bearing liabilities repricing to a greater extent than its interest-earning assets.  Conversely, during a period of falling interest rates, net earnings may increase.  That assumption, however, is based on the premise that assets and liabilities will generally move in the same direction at approximately the same rate.  Bancorp’s variable rate loans are tied to prime rate which is subject to the movement of the national federal funds rate. On the other hand, deposit rates are subject to Bancorp’s internal pricing strategy which is impacted to some degree by competition from other financial institutions and is dependent on Bancorp’s customers’ preferences.  As such a majority of Bancorp’s variable rate loans immediately re-price with the change in the federal funds rates while the rate on Bancorp’s deposits may not immediately change or at the same level.

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

The following table sets forth the estimated contractual maturity or repricing and the resulting interest rate gap of interest-earning assets and interest-bearing liabilities at December 31, 2008.  The amounts shown could be significantly impacted by prepayments, withdrawal or transfer of deposits or competition. (dollars in thousands)

Estimated Maturity and Repricing at December 31, 2008

		After One
	Within	But Within	After Five
	One Year	Five Years	Years	Total
Assets
Federal funds sold	$—	$—	$—	$—
Loans
Fixed rate	34,319	158,520	36,698	229,537
Variable rate	170,934	—	—	170,934
Investment securities	10,075	36,319	92,771	139,165
Total interest-bearing assets	$215,328	$194,839	$129,469	$539,636
Liabilities
Interest-bearing demand	87,091	—	—	87,091
Money market	69,548	—	—	69,548
Savings	76,646	—	—	76,646
Time deposits	135,587	25,049	501	161,137
Other borrowings	32,665	—	—	32,665
Total interest-bearing liabilities	$401,537	$25,049	$501	$427,087
Gap	(186,209)	169,790	128,968	112,549
Cumulative gap	(186,209)	(16,419)	112,549
Cumulative gap to total assets	-33%	-3%	20%

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

The table represents the principal cash flows by contractual maturity dates of Bancorp’s interest-earning asset and interest-bearing liabilities as of December 31, 2008.  (dollars in thousands)

Expected Maturity Dates of Interest-Sensitive Assets and Liabilities at December 31, 2008

								Estimated
						There-		Fair
	2009	2010	2011	2012	2013	after	Total	Value
Interest-earning assets:
Federal funds sold	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate
Loans
Fixed rate	34,319	19,583	53,094	29,289	56,554	36,698	229,537	229,726
Average interest rate	7.18%	7.43%	7.34%	7.67%	6.74%	7.10%	7.18%
Variable rate	105,421	8,565	9,613	2,825	5,559	38,951	170,934	170,934
Average interest rate	4.23%	4.20%	3.54%	3.68%	3.46%	3.94%	4.09%
Available-for-sale securities	5,118	3,661	1,014	17,661	5,396	69,797	102,647	102,647
Average interest rate (1)	5.14%	5.36%	6.13%	5.34%	5.44%	4.59%	4.83%
Held-to-maturity securities	4,957	—	2,598	1,049	4,941	22,973	36,518	36,598
Average interest rate (1)	6.04%		6.61%	6.45%	6.15%	6.38%	6.32%
Interest-bearing liabilities
Non-interest demand	$75,116	$—	$—	$—	$—	$—	$75,116	$75,116
Interest-bearing demand	87,091	—	—	—	—	—	87,091	87,091
Average interest rate	0.33%						0.33%
Money market	69,548	—	—	—	—	—	69,548	69,548
Average interest rate	1.18%						1.18%
Savings	76,646	—	—	—	—	—	76,646	76,646
Average interest rate	0.82%						0.82%
Time deposits	135,587	19,632	3,449	1,670	298	501	161,137	162,448
Average interest rate	3.14%	3.75%	3.26%	5.05%	4.54%	4.93%	3.25%
Other borrowings	32,665	—	—	—	—	—	32,665	32,665
Average interest rate	1.65%						1.65%

(1) Tax equivalent rate using the federal statutory rate of 34%

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

SKAGIT STATE BANCORP, INC.

CORPORATE DIRECTORY

Skagit State Bancorp, Inc. and Skagit State Bank	Skagit State Bank
Board of Directors	Officers

B. Marvin Omdal, Chairman	Jennie Barnhart, Vice President and Manager
Real Estate Investments	Laney Bernick, Assistant Vice President
Josh Bluhm, Vice President
Michael F. Janicki, Vice Chairman of the Board	Lisa Cassidy, Vice President
President, Janicki Logging and Construction, Inc.	Val Closson, Vice President and Manager
Jeff Connor, Assistant Vice President
Cheryl R. Bishop	Jaye Cory, Assistant Vice President and Manager
President and Chief Executive Officer	Tim FitzGerald, Senior Vice President
Skagit State Bank, Skagit State Bancorp, Inc.	Paul Forster, Assistant Vice President
Jackie Frazier, Vice President and Manager
Gerald W. Christensen, C.P.A.	Mike Fredlund, Assistant Vice President
Investments	Bonnie George, Vice President and Manager
Kara Gonzalez, Vice President
Richard N. Nelson	Steve Henery, Senior Vice President
Owner, Dakota Creek Industries, Inc.	Kirk Hereford, Vice President
Ryan Johnson, Vice President
Michael E. Pegram	Aldi Kllogjeri, Vice President
Franchise Owner, McDonald’s Restaurants	Marna McLatchy, Assistant Vice President
Gary Medcalf, Vice President
Daniel R. Peth	Lori Miller, Assistant Vice President
President, John Peth & Sons, Inc.	Pam Miller, Assistant Vice President
Sally Mills, Vice President
Corporate Counsel	Douglas E. Noblet, Vice President
Graham & Dunn PC	Mike Oldow, Vice President
Jerimy Pennock, Vice President
Senior Management Team	Sandy Perkins, Vice President
Cheryl R. Bishop, President and Chief	Virginia Pitman, Assistant Vice President and Manager
Executive Officer	Marcy Poortinga, Assistant Vice President and Manager
Richard C. Humphrey, Executive Vice President and	Kristia Poppe, Vice President and Manager
Chief Credit Officer	Delilah Quanz, Vice President and Manager
Michele Johnson, Senior Vice President and	Cindy Randall, Assistant Vice President
Director of Human Resources	Karin Shough, Assistant Vice President and Manager
Eric Landon, Senior Vice President and Chief	Nadine Springer, Vice President
Information Officer	Betty Swihart, Assistant Vice President
Mary Kay Richter, Senior Vice President and	Becky Taft, Assistant Vice President and Manager
Chief Retail Banking Officer	Erik Vanerstrom, Vice President
Carla Tucker, Executive Vice President and Chief	Geoff Wachter, Senior Vice President
Financial Officer	Carrie Wallace, Vice President
Donna Weaver, Assistant Vice President and	Kim Walley, Vice President and Manager
Secretary to the Board of Directors	Steve Wilkinson, Vice President
LeAnne Wiseman, Vice President
Ed Zavala, Vice President

SKAGIT STATE BANK

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

Burlington Main Office

Kim Walley, Vice President

West Mount Vernon Office

Karin Shough, Assistant Vice President

Downtown Office – Mount Vernon

Kristia Poppe, Vice President

College Way Office – Mount Vernon

Jackie Frazier, Vice President

Carter Street Office – Sedro-Woolley

Virginia Pitman, Assistant Vice President

Anacortes Office

Val Closson, Vice President

Ferry Street Office – Sedro-Woolley

Becky Taft, Assistant Vice President

Stanwood Office

Jaye Cory, Assistant Vice President

Bellingham Office

Delilah Quanz, Vice President

Sunset Square Office – Bellingham

Jennie Barnhart, Vice President

Arlington Office

Bonnie George, Vice President

Lynden Office

Marcy Poortinga, Assistant Vice President

* Includes Business Banking locations

Business Profile

Skagit State Bank is a state-chartered commercial bank founded in 1958 by James P. Bishop and other investors. The Bank conducts its banking business through its main office in Burlington, Washington and eleven other offices located within the Skagit, Snohomish and Whatcom Counties. Skagit State Bank provides a wide range of banking services for businesses and individuals within its market area, including commercial real estate transactions and residential mortgage loans, deposit services and other general banking services.

SKAGIT STATE BANCORP, INC.

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

Year Ended 12/31/2008				Year Ended 12/31/2007
			Cash				Cash
			Dividend				Dividend
	Market Price		Declared		Market Price		Declared
	High	Low			High	Low
1st Qtr	$200.50	$180.00	$—	1st Qtr	$170.00	$160.00	$—
2nd Qtr	200.00	190.00	2.25	2nd Qtr	190.00	160.00	2.25
3rd Qtr	200.00	190.00	—	3rd Qtr	186.27	181.00	—
4th Qtr	200.00	167.00	2.25	4th Qtr	186.00	181.00	2.25

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

ANNUAL REPORT TO SHAREHOLDERS

Any shareholder may obtain without charge a copy of our Annual Report or Form 10-K filed with the SEC for the year ended December 31, 2008, including financial statements at the SEC website www.sec.gov or at Skagit State Bank’s website www.skagitbank.com   In addition, written requests for the Form 10-K may be sent to Donna L. Weaver, Secretary to the Board, Skagit State Bancorp, Inc., 301 East Fairhaven Avenue, P. O. Box 285, Burlington, Washington 98233.