Form 10-K, Exhibit 13
period 2009-12-31
Skagit State Bancorp, Inc.
filed 2010-03-22
CIK 1366986

Exhibit 13

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

December 31, 2009, 2008 and 2007

PAGE

SELECTED FINANCIAL DATA	1

TO OUR STOCKHOLDERS AND FRIENDS	2

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS

Consolidated Balance Sheet	5

Consolidated Statement of Income	6

Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income	7

Consolidated Statement of Cash Flows	8

Notes to Consolidated Financial Statements	9-31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS; QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	32-51

CORPORATE DIRECTORY	52

LOCATION DIRECTORY	53

STOCK INFORMATION	54

ANNUAL MEETING	The annual meeting of stockholders will be held at 6:30 p.m. on Tuesday, April 20, 2010, at McIntyre Hall, 2501 East College Way, Mount Vernon, Washington.

SELECTED FINANCIAL DATA

(dollars in thousands except per share data)

As of and for the year ended December 31,	2009	2008	2007	2006	2005

STATEMENT OF INCOME
Interest income	$28,646	$32,187	$36,822	$33,219	$29,014
Interest expense	7,180	10,132	13,137	10,000	6,413
Net interest income	21,466	22,055	23,685	23,219	22,601
Provision (benefit) for loan losses	3,595	2,080	(150)	—	(50)
Net interest income after provision (benefit) for loan losses	17,871	19,975	23,835	23,219	22,651
Non-interest income	3,979	4,365	3,776	3,214	3,175
Non-interest expense	18,498	18,104	16,420	14,568	14,186
Income before income taxes	3,352	6,236	11,191	11,865	11,640
Income tax expense	45	998	2,615	3,177	3,110
Net income	$3,307	$5,238	$8,576	$8,688	$8,530
Basic earnings per share	$5.64	$8.64	$12.76	$12.69	$12.06
Diluted earnings per share	$5.60	$8.57	$12.72	$12.68	$12.06
Cash dividends declared per share	$3.50	$4.50	$4.50	$3.00	$2.20

BALANCE SHEET
Total assets	$647,888	$566,876	$592,663	$532,788	$521,879
Net loans	386,649	393,775	350,663	320,568	295,436
Deposits	545,436	469,538	500,420	449,343	443,065
Other borrowings	38,128	32,665	15,851	14,102	11,298
Stockholders’ equity	62,857	61,801	72,683	66,544	65,373

KEY OPERATING RATIOS
Return on average stockholders’ equity	5.22%	8.27%	12.33%	13.35%	13.71%
Return on average assets	0.56%	0.91%	1.54%	1.68%	1.71%
Net interest margin	3.85%	4.10%	4.52%	4.83%	4.87%
Average stockholders’ equity to average assets	10.75%	11.05%	12.45%	12.55%	12.45%
Dividend pay-out ratio	62.06%	52.08%	35.27%	23.64%	18.24%
Book value per share	$107.10	$105.41	$108.32	$98.80	$92.43

March 22, 2010

To Our Stockholders and Friends,

These are truly challenging times for banks.  The worst economic downturn since the 1930’s coupled with extraordinary dislocations in the financial markets, created enormous challenges for community bankers during the past two years. While the current recession has thrown many banks into a survival mode, these difficult times have also created growth opportunities for Skagit State Bank as individuals and businesses look for stability and safety in their Banking relationship.

Net income for 2009 was $3,307,000, yielding basic earnings per share of $5.64, down $3.00 per share from $8.64 for 2008.  During 2009, to address loan downgrades and decreases in real estate collateral values, the provision for loan losses increased to $3,595,000. Net loans decreased 1.81% and were $386,649,000 at year end. The deposit challenges of 2008 disappeared and our deposits grew 16.16% to $545,436,000 and total assets grew to $647,888,000.

Although it was another tough year, Skagit State Bank continues to fare better than many of our peers.  It seems undeniable that we are entering an era of heightened oversight from Washington D.C.  The regulatory reform drama in Congress is still unfolding and it is far from clear what the new regulatory architecture for financial services will look like, although a profound change of some kind seems inevitable.

We value our long-term customers, many who have been with us since the bank was founded.  We also highly value the new relationships we build each and every day.  Because of your commitment to banking at Skagit State Bank, we have built a bank that has continued to grow. We look forward to serving you in the days, months, and years to come!

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

Management assessed the effectiveness of Bancorp’s internal control over financial reporting as of December 31, 2009, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.  Based on this assessment, management concluded that as of December 31, 2009, Bancorp’s internal control over financial reporting was effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Skagit State Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of Skagit State Bancorp, Inc., and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Skagit State Bancorp, Inc. and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Bellingham, Washington

March 22, 2010

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

December 31,	2009	2008

ASSETS

ASSETS
Cash and due from banks	$14,441	$11,954
Federal funds sold	62,531	—
Investment securities
Available-for-sale, at fair value	118,561	102,647
Held-to-maturity, at amortized cost	40,298	36,518
Loans held for sale	574	350
Loans	393,532	399,225
Allowance for loan losses	(6,883)	(5,450)
Net loans	386,649	393,775
Bank premises and equipment, net	10,944	11,480
Other real estate owned	6,284	5,667
Accrued interest receivable	2,531	2,430
Other assets	5,075	2,055
TOTAL ASSETS	$647,888	$566,876

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits
Interest-bearing	$471,597	$394,422
Non-interest-bearing	73,839	75,116
Total deposits	545,436	469,538
Other borrowings	38,128	32,665
Other liabilities	1,467	2,872
Total liabilities	585,031	505,075
COMMITMENTS AND CONTINGENCIES (Notes 10 and 15)

STOCKHOLDERS’ EQUITY
Common stock no par value, 5,000,000 shares authorized, 586,905 and 586,285 shares issued and outstanding at December 31, 2009 and 2008 respectively	12,303	12,042
Accumulated other comprehensive income, net of tax	1,872	2,325
Retained earnings	48,682	47,434
Total stockholders’ equity	62,857	61,801
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$647,888	$566,876

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

(dollars in thousands, except per share amounts)

Years Ended December 31,	2009	2008	2007

INTEREST INCOME
Interest and fees on loans	$23,243	$25,486	$28,353
Investment securities
Taxable	4,192	5,208	5,621
Exempt from federal income tax	1,133	1,208	1,070
Federal funds sold	78	285	1,778
Total interest income	28,646	32,187	36,822
INTEREST EXPENSE
Deposits	6,877	9,579	12,556
Other borrowings	303	553	581
Total interest expense	7,180	10,132	13,137
NET INTEREST INCOME	21,466	22,055	23,685
Provision (benefit) for loan losses	3,595	2,080	(150)
NET INTEREST INCOME AFTER
PROVISION (BENEFIT) FOR LOAN LOSSES	17,871	19,975	23,835
NON-INTEREST INCOME
Service charges on deposits	3,005	3,060	2,761
Other	736	827	972
Gain on sale of assets	238	478	43
Total non-interest income	3,979	4,365	3,776
NON-INTEREST EXPENSES
Salaries	7,330	7,900	7,587
Payroll taxes and employee benefits	1,867	1,828	1,769
Provision for other real estate owned losses	1,167	1,479	—
Bank premises and equipment	948	1,027	1,211
Occupancy	779	780	693
State business taxes	379	432	495
Advertising	643	747	897
Deposit Insurance	1,218	69	53
Other	4,167	3,842	3,715
Total non-interest expenses	18,498	18,104	16,420
INCOME BEFORE PROVISION FOR INCOME TAX	3,352	6,236	11,191
PROVISION (BENEFIT) FOR INCOME TAX
Current	1,221	1,398	2,663
Deferred	(1,176)	(400)	(48)
Total provision for income tax	45	998	2,615
NET INCOME	$3,307	$5,238	$8,576
BASIC EARNINGS PER SHARE	$5.64	$8.64	$12.76
DILUTED EARNINGS PER SHARE	$5.60	$8.57	$12.72
DIVIDENDS DECLARED PER SHARE	$3.50	$4.50	$4.50

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2009, 2008 and 2007

			Accum. Other		Total
	Common Stock		Comprehensive	Retained	Stockholders’	Comprehensive
(dollars in thousands except share and per share amounts)	Shares	Amount	Income (Loss)	Earnings	Equity	Income
BALANCE, December 31, 2006	673,532	$13,935	$(269)	$52,878	$66,544
Comprehensive income
Net income	—	—	—	8,576	8,576	$8,576
Other comprehensive income
Unrealized gains on available-for-sale securities, net of taxes of $496	—	—	963	—	963	963
Total other comprehensive income						963
Comprehensive income						$9,539
Cash dividend declared, $4.50 per share	—	—	—	(3,029)	(3,029)
Common stock redemption	(2,870)	(510)	—	—	(510)
Stock options exercised	25	4	—	—	4
Stock compensation expense and restricted stock awards	310	135	—	—	135
BALANCE, December 31, 2007	670,997	13,564	694	58,425	72,683
Comprehensive income
Net income	—	—	—	5,238	5,238	$5,238
Other comprehensive income
Unrealized gains on available-for-sale securities, net of taxes of $840	—	—	1,631	—	1,631	1,631
Total other comprehensive income						1,631
Comprehensive income						$6,869
Cash dividend declared, $4.50 per share	—	—	—	(2,646)	(2,646)
Common stock redemption	(85,022)	(1,721)	—	(13,583)	(15,304)
Stock compensation expense and restricted stock awards	310	199	—	—	199
BALANCE, December 31, 2008	586,285	12,042	2,325	47,434	61,801
Comprehensive income
Net income	—	—	—	3,307	3,307	$3,307
Other comprehensive loss
Unrealized loss on available-for-sale securities, net of benefit of $233	—	—	(453)	—	(453)	(453)
Total other comprehensive loss						(453)
Comprehensive income						$2,854
Cash dividend declared, $3.50 per share	—	—	—	(2,059)	(2,059)
Stock options exercised	25	4	—	—	4
Stock compensation expense and restricted stock awards	595	257	—	—	257
BALANCE, December 31, 2009	586,905	$12,303	$1,872	$48,682	$62,857

See accompanying notes to these financial statements

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in thousands)

Years Ended December 31,	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,307	$5,238	$8,576
Adjustments to reconcile net income to net cash flows from operating activities
Provision (benefit) for loan losses	3,595	2,080	(150)
Provision for other real estate owned losses	1,167	1,479	—
Depreciation	831	884	838
Loss (gain) on sale of assets	8	(232)	92
Gain on sale of other real estate owned	—	—	(19)
Gain on sale of loans	(238)	(246)	(24)
Amortization of investment security premiums and discounts, net	(167)	(218)	(231)
Provision for deferred income taxes	(1,176)	(400)	(48)
Stock compensation for employee services	257	199	135
Changes in operating assets and liabilities
Originations of loans held for sale	(16,854)	(18,212)	(1,476)
Proceeds from sales of loans held for sale	16,868	18,108	1,500
(Increase) decrease in interest receivable	(101)	1,034	(50)
Decrease in other assets	(1,611)	(770)	(867)
(Decrease) increase in other liabilities	(1,405)	(837)	910
Net cash flows from operating activities	4,481	8,107	9,186
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities, calls, and principal payments of investment securities — available-for-sale	41,122	47,441	67,507
Purchases of investment securities — available-for-sale	(57,557)	(20,445)	(78,829)
Proceeds from maturities, calls, and principal payments of investment securities — held-to-maturity	7,302	8,309	5,962
Purchases of investment securities — held-to-maturity	(11,080)	(4,901)	(10,854)
Net (increase) decrease in federal funds sold	(62,531)	41,195	(15,495)
Net (increase) decrease in loans	2,222	(52,138)	(29,945)
Purchase of premises and equipment	(642)	(338)	(1,736)
Capitalized expenditures for improvements to other real estate owned	(136)	(200)	—
Proceeds from sale of assets	—	301	—
Proceeds from sale of other real estate owned	—	—	19
Net cash flows from investing activities	(81,300)	19,224	(63,371)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	30,600	(707)	3,967
Net increase (decrease) in time deposits	45,298	(30,175)	47,110
Amount paid for redemption of common stock	—	(15,304)	(510)
Net increase in other borrowings	5,463	16,814	1,749
Cash dividends	(2,059)	(2,646)	(3,029)
Proceeds from exercise of stock options	4	—	4
Net cash flows from financing activities	79,306	(32,018)	49,291
NET CHANGE IN CASH AND DUE FROM BANKS	2,487	(4,687)	(4,894)
CASH AND DUE FROM BANKS, beginning of year	11,954	16,641	21,535
CASH AND DUE FROM BANKS, end of year	$14,441	$11,954	$16,641
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for income taxes	$266	$1,902	$2,387
Cash paid during the year for interest	$7,155	$10,408	$12,977
SUPPLEMENTAL INFORMATION ABOUT NONCASH FINANCING AND INVESTING ACTIVITIES
Property taken in settlement of loans	$1,309	$6,946	—

See accompanying notes to these financial statements

Skagit State Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsequent Events — Subsequent events are events or transactions that occur after the balance sheet date, but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet.  Non-recognized subsequent events are events that provided evidence about conditions that did not exist at the date of the balance sheet, but arose after that date. Bancorp has evaluated subsequent events for potential recognition or disclosure through the date the financial statements were issued.

Financial Statement Presentation — The accompanying consolidated financial statements include the accounts of Skagit State Bancorp, Inc. and its subsidiary Skagit State Bank, (collectively, “Company” or “Bancorp”). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. All significant inter-company accounts and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

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

Use of Estimates — In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses for the periods presented, and assets and liabilities as of the date of the balance sheet. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred income taxes, the valuation of real estate owned, and investment securities. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of Bancorp’s financial statements; accordingly, it is possible that actual results could differ from these estimates or assumptions, which could have a material effect on the reported amounts of the consolidated financial position and results of operation.

Cash and Cash Equivalents — For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and due from banks, all of which have original maturities of three months or less.  Bancorp maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Federal Funds Sold — Federal funds sold include funds the bank has sold overnight to various financial institutions.  In addition, since the Federal Reserve Bank is currently paying interest on reserves held overnight with them, Bancorp considers reserve funds held at the Federal Reserve Bank as federal funds sold.  Bancorp is required to maintain an average balance with the Federal Reserve Bank or maintain such reserve balances in the form of cash.  The Bank’s reserve requirement as of December 31, 2009 and 2008 was $2.3 million and $998,000, respectively.

Investment Securities — Bancorp’s investment portfolio is classified into two groups.  1) Securities Available for Sale (AFS); and 2) Securities Held to Maturity (HTM).  Investment securities classified as available-for-sale are recorded at fair value, with the net unrealized gain or loss included in comprehensive income within the statement of stockholders’ equity, net of tax. Securities available for sale may be sold. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.  Investment securities Bancorp has the intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost.

Skagit State Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

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

Loans Held-for-Sale — Loans originated and intended for sale are carried at the lower of aggregate cost or fair value. Gains and losses on sales of mortgage loans are recognized on the difference between the selling price and the carrying value of the related mortgage loans sold. Gains on sale of loans were $238,000, $246,000 and $24,000 during 2009, 2008 and 2007. The servicing rights on such loans are not retained. As of December 31, 2009 and 2008, Bancorp held $574,000 and $350,000 as loans held-for-sale on its balance sheet.

Loans — Loans are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees including commitment fees and direct loan origination costs are capitalized and the net amount is amortized into interest income as an adjustment to the loan yield.

A loan is considered impaired when management determines that it is probable that Bancorp will be unable to collect all contractual amounts of principal and interest as scheduled in the loan agreement. These loans include loans in nonaccrual status and other loans that management considers to be impaired. At a minimum, all non-accrual loans and troubled debt restructuring are considered impaired loans. Factors considered by management in determining impairment include payment status, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan, the observable fair market value of the loan or the estimated fair value of the loan’s collateral.

Loans are defined as delinquent when any payment of principal and/or interest is past due. Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful or when the loan becomes 90 or more days past due. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed and charged against interest income. Payments received on nonaccrual loans are generally applied to principal.  However, based on management’s assessment of the ultimate collectability of a nonaccrual loan, interest income may be recognized on a cash basis. Nonaccrual loans are returned to accrual when the loan is brought current, and when in the opinion of management, the borrower has demonstrated the ability to resume payments of principal and interest.  Interest income on restructured loans is recognized pursuant to the terms of a new loan agreement.

Allowance for Loan Losses — The allowance for loan losses represents management’s best estimate of losses inherent in the portfolio and is evaluated on a regular basis and reviewed by the Board of Directors. Bancorp’s evaluation of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.  The allowance is based upon Bancorp’s evaluation of the pertinent factors underlying the quality and composition of the loan portfolio, levels and trends in losses and delinquencies, current economic conditions, specific industry conditions and estimated value of any underlying collateral.

The allowance consists of specific, general and unallocated components; (i) a specific valuation allowance based on a review of classified or non-performing loans for specific weaknesses and evaluation of those loans for impairment and loss exposure; (ii) a general allowance which is based on historical loan loss experience for different loan types

Skagit State Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

and different risk gradings with adjustments for current events and conditions.  Bancorp’s process is designed to account for credit deterioration as it occurs.  The adjustments are a result of management’s judgment about risks inherent in the portfolio and include such factors as loan quality trends, levels of and trends of non-accrual loans, past due loans, potential problem loans, criticized loan balances, net charge-offs and current economic and business conditions, among other factors and; (iii) unallocated general allowances determined based on general economic conditions and other qualitative risk factors.  The unallocated allowance provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

While Bancorp believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination.  The growth of the loan portfolio and a further decline in the performance of the economy, in general, or a further decline in real estate values in our market areas, in particular, could have an adverse impact on collectability, increase the level of non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows which may require additional provisions to our allowance for loan losses. The ultimate recovery of loans is susceptible to future market factors beyond Bancorp’s control. Additionally, loans are subject to examinations by regulators, who, based upon their judgment, may require Bancorp to make additional provisions or adjustments to its allowance for loan losses.

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

Other Real Estate Owned — Other real estate owned includes properties acquired through foreclosure. These properties are recorded at the lower of cost or estimated fair value less estimated costs to sell based on periodic evaluations. Valuation of the property occurs when it is foreclosed upon and annually thereafter.  Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses. Legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property are capitalized to the extent they are deemed to be recoverable; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in non-interest income or expense.

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

December 31, 2009, 2008 and 2007

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

FASB ASC 740, “Accounting for Uncertainty in Income Taxes” seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. ASC 740 provides guidance on de-recognition, classification, interest and penalties and accounting in interim periods and requires expanded disclosure with respect to uncertainty in income taxes.  As a result of the implementation of ASC 740, Bancorp recognized no adjustments for unrecognized income tax benefits, all of which would affect Bancorp’s effective income tax rate if recognized.  Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as non-interest expense.

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

Stock-Based Compensation — Bancorp has a stock-based equity compensation plan which is described more fully in Note 9.  Under this plan, Bancorp is authorized to grant options or restricted stock up to 100,000 shares.  Bancorp accounts for stock-based compensation and any awards that are granted under FASB ASC Topic 718 “Compensation-Stock Compensation”.

Reclassifications — Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on retained earnings or net income as previously reported.

Skagit State Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

NOTE 2 — INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD

The following tables summarize the aggregate amortized cost and estimated fair value of investment securities as of December 31:

	2009
	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
Available-For-Sale Securities
U.S. government agencies	$39,698	$274	$132	$39,840
Mortgage-backed securities	66,640	2,556	200	68,996
State and political subdivisions	9,387	366	28	9,725
Total available-for-sale	115,725	3,196	360	118,561
Held-To-Maturity Securities
State and political subdivisions	40,298	889	626	40,561
Total held-to-maturity	40,298	889	626	40,561
Total investment securities	$156,023	$4,085	$986	$159,122

	2008
	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
Available-For-Sale Securities
U.S. government agencies	$28,669	$857	$—	$29,526
Mortgage-backed securities	59,316	2,525	—	61,841
State and political subdivisions	11,140	218	78	11,280
Total available-for-sale	99,125	3,600	78	102,647
Held-To-Maturity Securities
State and political subdivisions	36,518	167	87	36,598
Total held-to-maturity	36,518	167	87	36,598
Total investment securities	$135,643	$3,767	$165	$139,245

Skagit State Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

NOTE 2 — INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD (CONTINUED)

The following tables show the gross unrealized losses and fair value of investments with unrealized losses that are not deemed to be other-than-temporarily impaired as of December 31;

	2009
	Less Than 12 Months		12 Months or Greater		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities
U.S. government agencies	$18,933	$132	$—	$—	$18,933	$132
Mortgage-backed securities	10,916	200	—	—	10,916	200
State and political subdivisions	221	1	470	27	691	28
Total available-for-sale	30,070	333	470	27	30,540	360
Held-To-Maturity Securities
State and political subdivisions	15,725	626	—	—	15,725	626
Total held-to-maturity	15,725	626	—	—	15,725	626
Total investment securities	$45,795	$959	$470	$27	$46,265	$986

	2008
	Less Than 12 Months		12 Months or Greater		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities
U.S. government agencies	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	—	—	—	—	—	—
State and political subdivisions	904	78	—	—	904	78
Total available-for-sale	904	78	—	—	904	78
Held-To-Maturity Securities
State and political subdivisions	6,547	74	4,544	13	11,091	87
Total held-to-maturity	6,547	74	4,544	13	11,091	87
Total investment securities	$7,451	$152	$4,544	$13	$11,995	$165

In estimating other-than-temporary impairment losses, management considers, among other things, the length of time and the extent to which the fair values has been less than cost, the financial condition and near-terms prospects of the issuer, and the intent and ability of Bancorp to retain its investment in the issue for a period of time sufficient to allow for any anticipated recovery in costs. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. If Bancorp intends to sell the security or it is more likely than not that it will be required to sell the security, the other-than-temporary impairment will be recognized in earnings equal to the entire difference between the cost basis and fair value.  If Bancorp does not intend to sell the security and it is not more likely than not that Bancorp will sell the security before recovery of its cost basis, the difference between the cost basis and fair value is reflected in earnings as realized losses to the extent the impairment is related to credit losses.  The amount of the impairment related to other factors is recognized in other comprehensive income. The previous cost basis less the other-than-temporary impairment recognized in earnings becomes the new cost basis of the security.

Management has the ability and intent to hold securities classified as held-to-maturity until they mature, at which time Bancorp will receive full value for the securities.  In addition, management does not have the intent to sell any of the securities classified as available for sale and believes that it is more likely than not that Bancorp will not have

Skagit State Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

NOTE 2 — INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD (CONTINUED)

to sell any such securities before a recovery of the cost basis.  At December 31, 2009, the unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased.  The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline.  Bancorp believes that the decline in fair value is temporary, with no permanent sector or issuer credit concerns or impairments.  Accordingly, management believes any impairments as of December 31, 2009 are temporary and thus, did not recognize any other-than-temporary impairment losses.

At December 31, 2009, Bancorp held one security in the available-for-sale portfolio and no security in the held-to-maturity portfolio that had an unrealized loss for more than one year.

Available for sale investment securities with a carrying value of $101.3 million and $87.1 million, as of December 31, 2009 and 2008, respectively, were pledged as collateral for public fund deposits, securities sold under agreements to repurchase, Treasury Tax and Loan payments, and Federal Reserve Bank discount window borrowings. There were no sales of securities during 2009 and 2008.

The amortized cost and estimated fair value of investment securities at December 31, 2009, by contractual maturity, are shown below.  Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2009
	Available-For-Sale		Held-To-Maturity
	Amortized	Estimated	Amortized	Estimated
(dollars in thousands)	Cost	Fair Value	Cost	Fair Value
U.S. government agencies
1 year	$2,000	$2,053	$—	$—
2-5 years	31,203	31,233	—	—
6-10 years	6,495	6,554	—	—
Over 10 years	—	—	—	—
Mortgage-backed securities
1 year	—	—	—	—
2-5 years	—	—	—	—
6-10 years	23,643	24,698	—	—
Over 10 years	42,997	44,298	—	—
State and political subdivisions
1 year	1,511	1,548	5,085	5,100
2-5 years	4,777	5,037	14,123	14,341
6-10 years	1,599	1,653	8,988	9,153
Over 10 years	1,500	1,487	12,102	11,967
Total investment securities	$115,725	$118,561	$40,298	$40,561

Investments in federal funds sold are made with various banks. To reduce risk, Bancorp will generally invest no more than $10,000,000 in federal funds sold with any one bank with the exception of the Federal Reserve Bank which there is no limit. Federal funds sold as of December 31, 2009 were $62.5 million and no federal funds sold as of December 31, 2008.

Skagit State Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

NOTE 3 — LOANS

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

The major components of loans at December 31 are as follows:

(dollars in thousands)	2009	2008
Real Estate
Residential and commercial	$248,658	$258,958
Construction	13,261	17,470
Commercial, industrial and agricultural	76,716	79,819
Consumer	55,910	44,224
	394,545	400,471
Less deferred loan fees	(1,013)	(1,246)
Total loans	$393,532	$399,225

Contractual maturities of loans as of December 31, 2009 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.

(dollars in thousands)	Within one year	One to five years	After five years	Total
Real Estate
Residential and commercial	$57,237	$145,699	$45,722	$248,658
Construction	12,473	788	—	13,261
Commercial, industrial and agricultural	49,121	16,674	10,921	76,716
Consumer	8,152	18,179	29,579	55,910
Total	$126,983	$181,340	$86,222	$394,545

Bancorp originates both variable and fixed-rate loans.  At December 31, 2009 and 2008, $160.5 million and $170.9 million of loans outstanding were variable rate loans. Loans participations sold to others totaled $3.9 million and $5.2 million as of December 31, 2009 and 2008.

Skagit State Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

NOTE 4 —ALLOWANCE FOR LOAN LOSSES

The following is an analysis of the changes in the allowance for loan losses:

(dollars in thousands)	2009	2008	2007
Balance, beginning of year	$5,450	$4,535	$5,176
Provision (benefit) for loan losses	3,595	2,080	(150)
Loans charged off	(2,597)	(1,612)	(1,336)
Recoveries on loans previously charged off	435	447	845
Balance, end of year	$6,883	$5,450	$4,535

The following is a summary of non-accrual and impaired loans:

(dollars in thousands)	2009	2008
Non accruing loans	$10,742	$5,456
Other impaired loans	13,625	50
Loans 90 days past due and still accruing	—	—
Total impaired loans	$24,367	$5,506

Impaired loans with a valuation allowance	$24,157	$732
Impaired loans without a valuation allowance	$210	$4,774
Allowance for loan losses related to impaired loans	$1,179	$89

Interest income collected on impaired loans was $1.1 million, $300,000, and $411,000 for the years ended December 31, 2009, 2008 and 2007, respectively.  Average balances of impaired loans were $13.1 million, $3.5 million and $7.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.  Additional interest income of $514,000, $173,000 and $522,000 would have been recorded for the year ended December 31, 2009, 2008 and 2007, respectively, had non-accrual loans been current in accordance with their original terms. At December 31, 2009, there were no significant commitments to lend to borrowers representing impaired and nonaccruing loans. At December 31, 2009, four relationships represented fifty percent of total impaired loans. Periodically, Bancorp restructures loans by renewing or extending due dates as an accommodation to borrowers.  Principal and interest on these loans are recorded in accordance with their restructured terms.

NOTE 5 — BANK PREMISES AND EQUIPMENT

The major classifications of bank premises and equipment are as follows:

(dollars in thousands)	2009	2008
Land	$3,820	$3,942
Buildings and leasehold improvements	10,311	10,450
Furniture, fixtures and equipment	5,039	5,696
	19,170	20,088
Less accumulated depreciation	(8,226)	(8,608)
Total bank premises and equipment	$10,944	$11,480

Depreciation expense on premises and equipment was $831,000 in 2009, $884,000 in 2008 and $838,000 in 2007.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 6 — DEPOSITS

The major classifications of deposits and the total remaining maturities for time deposits at December 31, are as follows:

(dollars in thousands)	2009	2008
Non-interest-bearing demand	$73,839	$75,116
Interest-bearing demand	101,504	87,091
Money market deposit accounts	77,288	69,548
Savings	86,370	76,646
Subtotal	339,001	308,401

Time Deposits
Due within one year	158,885	135,587
After one year but within two years	39,680	19,632
After two years but within three years	7,065	3,449
After three years but within four years	287	1,670
After four years but within five years	307	298
After five years	211	501
Total time deposits	206,435	161,137
Total deposits	$545,436	$469,538

Certificates of deposit, greater than or equal to $100,000 included in the above amounts, totaled $114.9 million and $79.9 million at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, $152,000 and $479,000 in deposit overdrafts were reclassified as loans outstanding.  At December 31, 2009 and 2008, brokered time deposits totaled $24.0 million and $4.0 million, respectively.

NOTE 7 — OTHER BORROWINGS

The Bancorp’s primary source of other borrowings include securities sold under agreement to repurchase, federal funds purchased from correspondent banks, and discount window borrowings from the Federal Reserve Bank of San Francisco.  The following tables detail Bancorp’s other borrowings as of December 31:

(dollars in thousands)	2009	2008
Balance outstanding at end of year	$38,128	$32,665
Weighted average interest rate at year end	0.94%	1.65%
Maximum month-end balance during the year	$38,128	$45,990
Average monthly balance during the year	18,065	24,242
Weighted average interest rate during the year	1.68%	2.28%
Carrying value of collateral for repurchase agreements	41,103	23,201

Bancorp offers repurchase agreements to its customers.  The agreements are fully collateralized by certain securities of the U.S. Government and its agencies and other approved investments including FHLB, FNMA, FFCB and FHLMC securities under agreements to repurchase. The securities underlying the agreements are held by a safekeeping agent. As of December 31, 2009, securities sold under agreements to repurchase were $38.1 million and all scheduled to mature during 2009 with variable interest rates between 0.40% to 2.00%.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 7 — OTHER BORROWINGS (CONTINUED)

As of December 31, 2009, Bancorp held investment securities at the Federal Reserve with a market value of $48.5 million as collateral for discount window borrowings.  The Federal Reserve applies a margin to the market price of this collateral to determine lendable value, and as of December 31, 2009, this lendable value was $46.7 million.

NOTE 8 — INCOME TAXES

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

	2009		2008		2007
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate

Income tax provision at statutory rate	$1,140	34.0%	$2,120	34.0%	$3,805	34.0%
Effect of non-taxable interest income	(385)	(11.5)	(411)	(6.6)	(369)	(3.2)
Non-deductible expenses	440	13.1	452	7.3	483	4.3
Tax credits	(1,219)	(36.4)	(1,224)	(19.6)	(1,190)	(10.6)
Other	69	2.1	61	0.9	(114)	(1.1)
Total income taxes	$45	1.3%	$998	16.0%	$2,615	23.4%

The tax credits are from Bancorp’s investment in Qualified Zone Academy Bonds.  In lieu of receiving periodic interest payments, Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits become available one year after the bond is issued and each successive one year period thereafter until maturity.  At December 31, 2009 and 2008, Bancorp had $20.7 million and $21.1 million in Qualified Zone Academy Bonds with maturity dates ranging from approximately 2 years to 13 years.  The tax credits earned were $1.2 million for each of the last three years ended 2009, 2008 and 2007, respectively.

The following table shows the nature and components of Bancorp’s net deferred tax asset as of December 31:

(dollars in thousands)	2009	2008
Deferred Tax Assets
Allowance for loan losses	$2,340	$1,853
Unrealized loss on securities available-for-sale	—	—
Other deferred tax assets	241	74
Other accrued expenses	109	71
Other real estate owned	386	13
Total deferred assets	3,076	2,011

Deferred Tax Liabilities
Deferred loan fees for tax purposes in excess of amounts deferred for financial reporting	(50)	(65)
Investment securities	(33)	(28)
Premises and equipment	(225)	(328)
Unrealized gain on securities available-for-sale	(965)	(1,198)
Other	(49)	(48)
Total deferred liabilities	(1,322)	(1,667)
Net deferred tax asset	$1,754	$344

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 8 — INCOME TAXES (CONTINUED)

A valuation allowance against deferred tax assets has not been established as it is more likely than not, based on Bancorp’s historical performance, that these deferred tax assets will be realized.

FASB ASC 740, “Accounting for Uncertainty in Income Taxes” seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. ASC 740 provides guidance on de-recognition, classification, interest and penalties and accounting in interim periods and requires expanded disclosure with respect to uncertainty in income taxes.  As a result of the implementation of ASC 740, Bancorp recognized no adjustments for unrecognized income tax benefits, all of which would affect Bancorp’s effective income tax rate if recognized.

Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as non-interest expense.  Bancorp had no unrecognized tax benefits at December 31, 2009 and 2008 and recognized no interest or penalties expense during 2009 and 2008. Bancorp and its subsidiary files income tax returns in the United States federal jurisdiction. Bancorp is no longer subject to U.S. federal income tax examinations by tax authorities for tax years before 2006.  During 2007, the State of Washington examined the Bancorp’s business and occupation tax returns for 2003, 2004, 2005, and 2006 and no significant adjustments were identified.

NOTE 9 — EMPLOYEE BENEFIT PLANS

401K Plan: Bancorp has a 401(k) plan covering substantially all of its employees. Eligible employees may contribute amounts through payroll deductions. Bancorp matches 100% of each eligible employee’s elected contributions, up to a maximum of 4% of the employee’s annual eligible compensation. At the discretion of the Board of Directors, Bancorp also makes an annual discretionary profit sharing contribution of 2%, which is allocated to eligible employees based upon annual eligible compensation. All employee contributions vest immediately and employer contributions vest over a 6 year period.  Employees have the option of investing contributions among selected mutual funds. During years ended December 31, 2009, 2008 and 2007, Bancorp contributed approximately $384,000, $355,000 and $336,000, respectively, to the 401(k) plan.

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

During 2009, Bancorp granted options and in 2008 granted both options and restricted stocks awards. No options or awards were granted in 2007. It is the Bancorp’s policy to issue new shares of common stock for options and restricted stock awards.  Total equity compensation expense was $256,000 in 2009, $199,000 in 2008 and $135,000 in 2007. In 2007 and 2009, cash received from the exercise of options and restricted stock awards totaled $4,000 and in 2008, no options were exercised. There was no tax benefit realized on stock options and restricted stock awards in 2009, 2008 and 2007.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 9 — EMPLOYEE BENEFIT PLANS (CONTINUED)

Stock Options: All options granted during 2009 and 2008 were Incentive Stock Options and were granted at a price equal to the market value of the stock on the grant date, have a term of 10 years and vest over a five year period.  Bancorp measures the fair value of each stock option at the date of the grant, using the Black Scholes option valuation model.  The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense.  The fair value of all options is amortized on a straight-line basis over the vesting periods. Estimated forfeitures will be evaluated in subsequent periods and may change based on new facts and circumstances.  Assumptions used in arriving at the fair value of options granted are presented in the following table. No stock options were awarded in 2007.

	2009	2008
Expected price volatility	18.41%	16.14%
Risk-free interest rate	2.05%	3.37%
Dividend yield on underlying stock	2.30%	2.38%
Weighted-average expected life in years	7.00	7.00
Weighted-average grant date fair value	30.78	31.84

The volatility factor is based on historical stock prices over the most recent period commensurate with the estimated expected life of the award.  The risk-free interest rate is based on the U.S. Treasury curve in effect at the time of the award. As Bancorp does not have a long history of stock options, an average or mid-point based on the vesting term and the expiration term was used in determining the weighted average expected life on options granted to employees.  The expected dividend yield is based on dividend trends and the market value of the Bancorp’s stock price at the time of the award.

The following table summarizes the activity related to options outstanding at December 31, 2009. The aggregate intrinsic value represents the total pretax intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option or award, times the number of shares).

(dollars in thousands except share and per share amounts)

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms	Aggregate Intrinsic Value
Outstanding at January 1, 2009	18,331	$170.48	7.69	$541
Granted	10,455	195.00	10.00	—
Exercised	25	—	—	$1
Forfeited	—	—	—	—
Outstanding at December 31, 2009	28,761	$179.40	7.58	$—
Exercisable at December 31, 2009	8,941	$166.33	6.36	$—

The unrecognized share-based compensation cost relating to stock option expense at December 31, 2009 was $505,000 which will be recognized over the remaining vesting schedule of the options.  The total intrinsic value of options exercised during the twelve months ended December 31, 2009, 2008 and 2007 was $1,000, $0 and $1,000.  The total fair value of shares vested during the year ended December 31, 2009, 2008, and 2007 was $676,000, $532,000 and $490,000.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 9 — EMPLOYEE BENEFIT PLANS (CONTINUED)

A summary of the status of Bancorp’s non-vested stock options as of December 31, 2009, and activity during the year ended December 31, 2009, is presented below:

	Shares	Weighted Average Grant- Date Fair Value

Nonvested at January 1, 2009	13,036	$32.73
Awarded	10,455	30.78
Vested	3,671	32.90
Forfeited	—	—
Nonvested at December 31, 2009	19,820	$31.67

Stock Awards: Recipients of restricted stock awards do not pay any cash consideration to Bancorp for the shares and receive all dividends with respect to all such shares, whether or not shares have vested.  The awards vest over a five year period.  Bancorp measures the fair value of each stock award at the date of the grant and recognizes compensation based on the market price of Bancorp’s common stock.  The unrecognized share-based compensation cost relating to restricted stock awards expense at December 31, 2009 was $208,000, which will be recognized over the remaining years of the original five year vesting period of the awards. The weighted average grant date fair value of restricted stock awards granted during 2008 was $189.00.  No awards were granted during 2009 or 2007. The total intrinsic value of stock awards exercised and the total fair value of shares vested during the year ended December 31, 2009, 2008 and 2007 was $112,000, $62,000 and $57,000.

The following table summarizes the activity relating to restricted stock awards outstanding at December 31, 2009. The aggregate intrinsic value represents the total pretax intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option or award, times the number of shares).

(dollars in thousands except share and per share amounts)

	Shares	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2009	2,159	3.61	$432
Granted	—	—	—
Vested	595	—	104
Forfeited	—	—	—
Outstanding at December 31, 2009	1,564	2.80	$235
Exercisable at December 31, 2009	—	—	—

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 10 — COMMITMENTS

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

Commitments to originate loans or provide funds under existing lines of credit or to fund municipal warrants are agreements to lend to a customer as long as there is no violation of any condition established in the terms and conditions of the loan documents. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee and may be either fixed or variable interest rates. Total commitment amounts may not necessarily represent future cash-flow requirements. Bancorp generally expects commitments to be drawn upon, however, some of these commitments may not be drawn upon prior to expiration.

The amount of collateral obtained, if it is deemed necessary by Bancorp upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Commercial and standby letters of credit are granted primarily to commercial borrowers. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Except for certain long-term guarantees, the majority of guarantees expire in one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bancorp has not incurred any losses on its letter of credit commitments in 2009, 2008 or 2007.

The following table represents the off-balance sheet commitments with their remaining terms as of December 31, 2009: (dollars in thousands)

	Total	Less Than One Year	One Year Through Three Years	Three Years Through Five Years	Thereafter
Unfunded commitments to extend credit	$59,091	$28,190	$7,270	$4,584	$19,047
Credit card arrangements	11,746	11,746	—	—	—
Commitments to fund municipal warrants	2,863	1,915	500	—	448
Standby letters of credit	2,261	2,067	33	—	161

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 11 —FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures regarding the fair value of financial asset and liabilities, including those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis are required disclosures.  The estimated fair values have been determined by Bancorp using available market information and appropriate valuation methodologies and considerable judgment is necessary to interpret market data in the development of the estimates of fair value.  The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In that regard, the fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement on the instrument. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Bancorp.

Cash, Due From Banks, Federal Funds Sold, Other Borrowings and Accrued Interest Receivable and Payable —The carrying amount of these financial assets and liabilities approximates fair value.

Investment Securities — The securities classified as available for sale are reported at fair value utilizing Level 2 inputs. The fair values for held-to-maturity securities including fixed rate warrants and qualified zone academy bonds, included in state and political subdivisions investment securities, are estimated using discounted cash flow analysis using interest rates currently being offered for warrants of similar terms or the current qualified zone academy bond interest rates.

Loans — The fair value of loans is estimated by discounting anticipated future cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality as of the balance sheet date.  An overall liquidity discount was also used for 2009 to reflect the decline of loan sales in the marketplace.  Impaired loans were not subjected to discounted cash flow analysis as they are already considered to be held at fair value.

Deposits — The fair values disclosed for demand, savings, and money market accounts are equal to their carrying amounts. The fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits.

Off-Balance-Sheet Instruments — Commitments to extend credit and standby letters of credit represent the principal categories of off-balance financial instruments (See Note 10).  The fair value of these instruments is not considered material since they are for relatively short periods of time and are subject to customary credit terms, which would not include terms that would expose Bancorp to significant gains or losses.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 11 —FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and estimated fair values of Bancorp’s financial instruments at December 31, 2009 and 2008 are as follows:

	2009		2008
	Carrying		Carrying
(dollars in thousands)	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and due from banks	$14,441	$14,441	$11,954	$11,954
Federal funds sold	62,531	62,531	—	—
Investment securities	158,859	159,122	139,165	139,245
Net loans	386,649	361,780	393,775	393,964
Accrued interest receivable	2,531	2,531	2,430	2,430

Financial Liabilities
Demand and savings deposits	339,001	339,001	308,401	308,401
Time deposits	206,435	208,142	161,137	162,448
Federal funds purchased and securities sold under agreements to repurchase	38,128	38,128	32,665	32,665
Accrued interest payable	366	366	341	341

NOTE 12 —FAIR VALUE MEASUREMENTS

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed below.  The methodologies for other financial assets and liabilities are discussed above. FASB ASC 820 establishes a hierarchy that prioritizes the use of fair value inputs used in the valuation methodologies into the following three levels:

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

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 12 —FAIR VALUE MEASUREMENTS (CONTINUED)

The table below shows assets measured at fair value on a recurring basis as of the dates indicated.

(dollars in thousands)

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2009
Available-for-sale securities	$118,561	$—	$118,561	$—
Total	$118,561	$—	$118,561	$—

December 31, 2008
Available-for-sale securities	$102,647	$—	$102,647	$—
Total	$102,647	$—	$102,647	$—

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

The table below shows assets measured at fair value on a non-recurring basis as of the dates indicated.

(dollars in thousands)

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2009
Impaired loans	$23,188	$—	$—	$23,188
Other real estate owned	$6,284	$—	$—	$6,284
Total	$29,472	$—	$—	$29,472

December 31, 2008
Impaired loans	$5,417	$—	$—	$5,417
Total	$5,417	$—	$—	$5,417

Impaired Loans — Impaired loans are reported at the lower of the recorded amount of the loan or fair value of the underlying collateral, if the loan is collateral dependent.  Impaired loans with a carrying amount of $26.1 million were written down to their fair value to $23.2 million, resulting in a $2.9 million charge or reserve allocation to the allowance for loan losses for the twelve months ended December 31, 2009.  During 2008, impaired loans were reduced via partial charge-offs and loan impairment reserves of $267,000 to a fair value of $5.4 million.

Other Real Estate Owned — Other real estate owned includes properties acquired through foreclosure.  These properties are recorded at the lower of the recorded amount of the loan, or estimated fair value less estimated costs to sell based on periodic evaluations using Level 3 inputs.  Valuation of the property occurs when it is foreclosed upon and at least annually thereafter.  Write-downs arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 12 —FAIR VALUE MEASUREMENTS (CONTINUED)

Subsequent write-downs after acquisition, identified through management’s periodic valuations, are written down through non-interest expenses. Other real estate owned with a carrying amount of $7.5 million, were written down to their fair value of $6.3 million, resulting in write-downs of $1.2 million, which was charged against earnings for the twelve months ended December 31, 2009.

NOTE 13 — RELATED PARTY TRANSACTIONS

Loans to directors, executive officers, principal stockholders of Bancorp and their affiliates are subject to regulatory limitations. In the opinion of management, related party loans and deposits are transacted as part of Bancorp’s normal course of business, and are not subject to preferential terms or conditions.  At December 31, 2009 and 2008, loans outstanding to directors and executive officers were $16.9 million and $17.5 million, respectively.  During 2009, advances or new loans totaled $13.5 million and repayments totaled $14.1 million.  During 2009 and 2008, there were no loans to related parties that were considered to be classified or impaired. Deposits from related parties totaled $16.2 million and $11.3 million at December 31, 2009 and 2008, respectively.

NOTE 14 — STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS

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

Quantitative measures, established by regulation to ensure capital adequacy, require maintenance of minimum amounts and ratios (set forth in the table on the following page) of total and Tier I capital to risk weighted assets (as defined in the regulations), and of Tier I capital to average assets. As of the most recent notification from the Bank’s primary regulator, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2009, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were “well-capitalized” pursuant to such regulations. There are no conditions or events since that notification that management believes have changed the Bank’s category.  Payments of dividends are subject to federal regulatory requirements and cash dividends paid by Skagit State Bank to Skagit State Bancorp, Inc. are subject to both federal and state regulatory requirements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 14 — STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS (CONTINUED)

The following table sets forth the amounts and ratios regarding actual and minimum regulatory capital requirements, together with the amounts and ratios required to meet the definition of a “well-capitalized” institution.

						To Be Well
						Capitalized Under
			For Capital			Prompt Corrective
	Actual		Adequacy Purposes			Action Provisions
(dollars in thousands)	Amount	Ratio	Amount	Minimum Ratio		Amount	Ratio
As of December 31, 2009
Total Capital (to Risk-Weighted Assets)
Skagit State Bank	$66,563	14.39%	$37,002	>	8.00%	$46,252	>	10.00%
Skagit State Bancorp, Inc.	$66,783	14.43%	$37,021	>	8.00%	$46,276	>	10.00%
Tier I Capital (to Risk-Weighted Assets)
Skagit State Bank	$60,768	13.14%	$18,501	>	4.00%	$27,751	>	6.00%
Skagit State Bancorp, Inc.	$60,985	13.18%	$18,510	>	4.00%	$27,765	>	6.00%
Tier I Capital (to Average Assets)
Skagit State Bank	$60,768	9.74%	$24,959	>	4.00%	$31,199	>	5.00%
Skagit State Bancorp, Inc.	$60,985	9.77%	$24,959	>	4.00%	$31,199	>	5.00%
As of December 31, 2008
Total Capital (to Risk-Weighted Assets)
Skagit State Bank	$64,776	14.04%	$36,901	>	8.00%	$46,127	>	10.00%
Skagit State Bancorp, Inc.	$64,926	14.07%	$36,913	>	8.00%	$46,141	>	10.00%
Tier I Capital (to Risk-Weighted Assets)
Skagit State Bank	$59,326	12.86%	$18,451	>	4.00%	$27,676	>	6.00%
Skagit State Bancorp, Inc.	$59,476	12.89%	$18,456	>	4.00%	$27,684	>	6.00%
Tier I Capital (to Average Assets)
Skagit State Bank	$59,326	10.50%	$22,596	>	4.00%	$28,245	>	5.00%
Skagit State Bancorp, Inc.	$59,476	10.53%	$22,596	>	4.00%	$28,242	>	5.00%

NOTE 15 — CONTINGENCIES

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

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 16 — EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share for the years ended:

(dollars in thousands except share and per share amounts)	2009	2008	2007
Numerator:
Net income	$3,307	$5,238	$8,576
Denominator:
Denominator for basic earnings per share - Weighted average shares outstanding	586,623	606,018	671,937
Effect of dilutive securities:
Stock options and restricted stock grants	3,690	4,856	2,509
Denominator for diluted earnings per share - Weighted average shares outstanding	590,313	610,874	674,446
Basic earnings per share	$5.64	$8.64	$12.76
Diluted earnings per share	$5.60	$8.57	$12.72

NOTE 17 — PARENT COMPANY (ONLY) FINANCIAL INFORMATION

The following table presents the condensed financial statements for Skagit State Bancorp, Inc. (parent company only) at December 31, 2009 and 2008:

Condensed Balance Sheet

December 31,	2009	2008
Assets
Cash and due from banks	$19	$8
Other assets	233	142
Investment in subsidiaries	62,640	61,651
Total Assets	$62,892	$61,801

Liabilities
Other liabilities	$35	$—
Stockholders’ equity
Common stock	12,303	12,042
Accumulated other comprehensive income, net of tax	1,872	2,325
Retained earnings	48,682	47,434
Total stockholders’ equity	62,857	61,801
Total Liabilities and Stockholders’ Equity	$62,892	$61,801

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 17 — PARENT COMPANY (ONLY) FINANCIAL INFORMATION (CONTINUED)

Condensed Statement of Income

Year Ended December 31,	2009	2008
Non-interest expense	$328	$304
Loss before income tax benefit and equity in undistributed income of subsidiaries	(328)	(304)
Income tax benefit	91	84
Loss before equity in undistributed income of subsidiaries	(237)	(220)
Undistributed income of subsidiaries	1,185	(12,693)
Dividend income from Bank	2,359	18,151
Net Income	$3,307	$5,238

Condensed Statement of Cash Flows

Year Ended December 31,	2009	2008
Cash Flows from Operating Activities:
Net Income	$3,307	$5,238
Adjustments to reconcile net income to net cash flows from operating activities:
Equity in undistributed (earnings) losses of subsidiaries	(1,185)	12,693
Other assets	(91)	(85)
Other liabilities	35	—
Net cash flows from operating activities	2,066	17,846

Cash Flows from Financing Activities:
Amount paid for redemption of common stock	—	(15,304)
Cash dividends paid to stockholders	(2,059)	(2,646)
Proceeds for exercise of stock options	4	—
Net cash flows from financing activities	(2,055)	(17,950)

Cash and due from banks, beginning of year	8	112
Cash and due from banks, end of year	$19	$8

NOTE 18 — NEW ACCOUNTING PRONOUNCEMENTS

On July 1, 2009, the FASB launched the Accounting Standards Codification (ASC), a structural overhaul to U.S. GAAP that changes from a standards-based model to a topically based model.  The topics are organized by ASC number and are updated with an Accounting Standards Update (ASU). The Codification is the single source of nongovernmental authoritative U.S. GAAP for interim and annual periods ending after September 15, 2009.  It supersedes all authoritative literature in Levels A-D of the U.S. GAAP hierarchy.

FASB ASC Topic 820-10-50, “Interim Disclosures about Fair Value of Financial Instruments”.  The guidance requires publically traded companies to disclose the fair value of financial instruments in interim periods previously required in annual financial statements.  The guidance was effective for interim and annual periods ending after June 15, 2009. The implementation of this guidance did not have a material impact on the consolidated financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE 18 — NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

FASB ASC Topic 855, “Subsequent Events.” New authoritative accounting guidance under ASC Topic 855, “Subsequent Events,” establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The guidance was effective for financial statements for periods ending after June 15, 2009. The implementation of this guidance did not have a material impact on the consolidated financial statements.

FASB ASC Topic 320, “Recognition and Presentation of Other-Than-Temporary Impairments”.  This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The guidance was effective for interim and annual periods ending after June 15, 2009. The implementation of this guidance did not have a material impact on the consolidated financial statements.

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Bancorp’s financial statements are based upon the selection and application of significant accounting policies which by their nature are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Bancorp considers accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on Bancorp’s financial statements. Management has identified specific accounting policies that due to judgments, estimates and assumptions and economic assumptions which may prove inaccurate or are subject to variation that may significantly affect our reported results of operations and financial positions for the periods presented or in future periods.  These policies relate to the determination of the allowance for loan losses, deferred income taxes and the valuation of real estate owned and investment securities. This discussion should be read in conjunction with Note 1 to the Consolidated Financial Statements.

Allowance for Loan Losses — The allowance for loan losses (“ALLL”) represents management’s best estimate of losses inherent in the portfolio and is evaluated on a regular basis. These evaluations are inherently subjective and it requires management to make numerous assumptions, estimates and judgments that are susceptible to significant revision as more information becomes available. In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent third party credit reviews. The allowance is based upon Bancorp’s evaluation of the pertinent factors underlying the quality and composition of the loan portfolio, levels and trends in losses and delinquencies, current economic conditions, specific industry conditions and the estimated value of any underlying collateral. The allowance consists of specific, general and unallocated components.

Specific Valuation Allowance: A specific valuation allowance is established based on a review of impaired loans including troubled debt restructures for specific weaknesses, impairment and loss exposure.  Impaired loans including troubled debt restructures with balances greater than $250,000 are reviewed for impairment and specific loss exposure. In addition, other loans not meeting the threshold may also be analyzed. Smaller balance loan pools, such as consumer and credit card loans, are grouped with other loans in its product type and risk grade category for reserve purposes. In general, the specific allocation for a loan is equal to the impairment measured by ASC 310.  If the loan is collateral dependent, a specific reserve is established when the value of the loan collateral is less than Bancorp’s recorded investment in the loan.  If the loan is not collateral dependent, a specific allocation is established when the discounted cash flow is less than Bancorp’s recorded investment in the loan.

General Allowance: The general allowance is based on historical loan loss experience for different loan types and different risk gradings with adjustments for current events and conditions.  Bancorp’s loan portfolio is broken into different loan types and different risk ratings.  For real estate and commercial loans, Bancorp uses historical loss experience factors by loan category, adjusted for changes in trends and conditions, to help determine an indicated allowance for each category based on individual risk ratings. In addition, other factors are considered in the analysis including volumes and trends of delinquencies, levels of nonaccrual loans, repossessions and bankruptcies, trends in criticized and classified loans, and expected losses on loans secured by real estate, new policies, economic conditions, concentrations of credit risk, and the experience and abilities of lending personnel are also taken into consideration. Historical loss rates for commercial and real estate types loans are established by examining historical charge-off data for each pool of loans, typically over the last 5 years (although the period may be shortened based on current and expected trends and conditions). Bancorp’s process is designed to account for credit deterioration as it occurs.  Thus, as the loans are risk-rated downward, additional adjustments are made to the historical loss factors.  The adjustments are a result of management’s judgment about risks inherent in these risk categories.  Loss factor rates for consumer loans are based on West Coast consumer loan loss statistics from Equifax and the loss factors for Credit Cards are based on Federal Reserve Statistical loss rates.

Unallocated General Allowance: An unallocated general allowances is established based on an additional review of the adequacy of the allowance on the loan portfolio in its entirety, as well as our judgmental consideration of any adjustments necessary for subjective factors such as economic uncertainties and concentration risks. The unallocated allowance provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance.

There are numerous components that enter into the evaluation of the allowance for loan losses. Some are quantitative while others require Bancorp to make qualitative judgments. While Bancorp believes that it uses the best information available to determine the allowance for loan losses and that our processes adequately address the various components that could potentially result in credit losses, the processes and the various components include features that may be susceptible to significant change. Any unfavorable differences between the actual outcome of credit-related events and our estimates and projections could require an additional provision for credit losses, which would negatively impact Bancorp’s results of operations in future periods. Bancorp believes that given the procedures we follow in determining the potential losses in the loan portfolio, the various components used in the current estimation processes are appropriate. Regardless of the methodology employed, we expect current economic conditions may result in increases to the allowance for loan losses for 2010. In addition, growth of the loan portfolio and a further decline in the performance of the economy, in general, or a further decline in real estate values in our market areas, in particular, could have an adverse impact on collectability, increase the level of non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows which may require additional provisions to our allowance for loan losses. The ultimate recovery of loans is susceptible to future market factors beyond Bancorp’s control. Additionally, loans are subject to examinations by regulators, who, based upon their judgment, may require Bancorp to make additional provisions or adjustments to its allowance for loan losses.

See the section captioned “Allowance for Loan Losses” elsewhere in this discussion for further details of the risk factors considered by management in estimating the necessary level of the allowance for possible loan losses.

Other Real Estate Owned — Other real estate owned includes properties acquired through foreclosure and other properties owned but no longer used for banking purposes. These properties are recorded at the lower of cost or estimated fair value less estimated costs to sell based on periodic evaluations. The adjustment at the time of foreclosure is recorded through the allowance for loan losses. Due to the subjective nature of establishing the fair value when the asset is acquired, the actual fair value of the other real estate owned or foreclosed asset could differ from the original estimate.

Valuation of the property occurs when it is foreclosed upon and annually thereafter.  If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property are capitalized to the extent they are deemed to be recoverable; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in non-interest income or expense.

Investment Securities — Bancorp’s investment portfolio is classified into two groups; Securities Available for Sale (AFS) and Securities Held to Maturity (HTM).

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

Due to the subjective nature of the valuation process, it is possible that the actual fair values of these investments could differ from the estimated amounts, thereby affecting Bancorp’s financial position, results of operations and cash flows. If the estimated value of investments is less than the cost or amortized cost, Bancorp evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment.

In estimating other-than-temporary impairment losses, management considers, among other things, the length of time and the extent to which the fair values has been less than cost, the financial condition and near-terms prospects of the issuer, and the intent and ability of Bancorp to retain its investment in the issue for a period of time sufficient to allow for any anticipated recovery in costs. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. If Bancorp intends to sell the security or it is more likely than not that it will be required to sell the security, the other-than-temporary impairment will be recognized in earnings equal to the entire difference between the cost basis and fair value.  If Bancorp does not intend to sell the security and it is not more likely than not that Bancorp will sell the security before recovery of its cost basis, the difference between the cost basis and fair value is reflected in earnings as realized losses to the extent the impairment is related to credit losses.  The amount of the impairment related to other factors is recognized in other comprehensive income. The previous cost basis less the other-than-temporary impairment recognized in earnings becomes the new cost basis of the security.

Deferred Income Taxes - Bancorp’s net deferred income tax asset arises from differences in the dates that items of income and expense enter into reported income and taxable income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. For purposes of a valuation allowance, Bancorp evaluates all evidence currently available, both positive and negative, including existence of taxes paid in available carry-back years, forecasts of future income, cumulative losses, applicable tax planning strategies and assessments of the current and future economic and business conditions.

Additionally, Bancorp reviews its uncertain tax positions annually. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount actually recognized is the largest amount of tax benefit that is greater than 50% likely to be recognized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. A significant amount of judgment is applied to determine both whether the tax position meets the “more likely than not” test as well as to determine the largest amount of tax benefit that is greater than 50% likely to be recognized. Differences between the position taken by management and that of taxing authorities could result in a reduction of a tax benefit or increase to tax liability, which could adversely affect future income tax expense.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements about management’s plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Bancorp’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this Annual Report and Form 10-K, or the documents incorporated by reference:

•              the risks associated with lending and potential adverse changes in the credit quality of loans in our portfolio, including as a result of declines in the housing and real estate markets in our market areas;

•              increased loan delinquency rates;

•              the risks presented by a continued economic downturn, which could adversely affect credit quality, loan collateral values, investment values, liquidity levels, and loan originations;

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

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Risk Factors in Item 1A. Please take into account that forward-looking statements speak only as of the date of this Annual Report on Form 10-K or documents incorporated by reference. Bancorp does not undertake any obligation to publicly correct or update any forward-looking statement if we later become aware that actual results are likely to differ materially from these expressed in such forward looking statement.

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

OVERVIEW

For the year ended December 31, 2009, net income decreased to $3.3 million or $5.60 per diluted earnings per share compared to $5.2 million or $8.57 per diluted earnings per share in 2008 and $8.6 million or $12.72 per diluted share in 2007. Return on average assets was 0.56 percent in 2009 compared to 0.91 percent and 1.54 percent in 2008 and in 2007.  Return on average equity was 5.22 percent in 2009 compared to 8.27 percent and 12.33 percent in 2008 and 2007.

The decrease in net income during 2009 was primarily attributable to decreased net interest income, increased FDIC insurance premiums and increased provisions for loan losses partially offset by decreases in write-downs on other real estate owned and salary expenses. The decrease in 2008 net income compared to 2007 was primarily a result of increased provisions for loan losses, increased provisions for other real estate owned and a decrease in net interest income which was partially offset by increases in non-interest income. For purposes of comparability, results from 2007 were favorably impacted by $935,000 in interest income recognized on a cash basis on two loan relationships and a $150,000 benefit for loan losses.

Highlights for 2009 include:

At December 31, 2009, Bancorp continued to exceed regulatory capital requirements for well-capitalized banks. Bancorp’s Total Risk-Based Capital ratio was 14.43% which exceeded the regulatory well-capitalized requirement of 10%.   Stockholders’ equity increased to $62.9 million at December 31, 2009 from $61.8 million at December 31, 2008.

Total assets increased to $647.9 million at December 31, 2009 compared to $566.9 million at December 31, 2008.

Net loans decreased by $7.1 million or 1.8 percent to $386.6 million at December 31, 2009, compared to $393.8 million at December 31, 2008.  This decrease in loan balances reflects the current market conditions and the lower demand and lower availability of quality loans and a decrease in line of credit usage by borrowers.

Total deposits increased $76.0 million or 16.2% to $545.4 million at December 31, 2009 from $469.5 million at December 31, 2008.  Time certificates of deposits increased $45.3 million and other deposit accounts increased $30.7 million.

Provision for loan losses increased to $3.6 million in 2009 from $2.1 million in 2008.  2009 provisions exceeded net-charge-offs by $1.4 million and as a result the allowance for loan losses to net loans ratio increased to 1.78% at December 31, 2009 from 1.38% at December 31, 2008.  As a result of the continued deterioration in the local economy, non-performing assets increased to $17.0 million or 2.63% of total assets at December 31, 2009 compared to $11.1 million or 1.96% at December 31, 2008.

Bancorp’s continued to pay cash dividends to shareholders during 2009. However, dividends decreased to $3.50 per share in 2009 from $4.50 per share in 2008, reflecting the current economic environment and decreased net income for 2009.

RESULTS OF OPERATIONS

Bancorp’s results of operations are dependent to a large degree on net interest income, operating efficiency and the level of the provision for loan losses. Bancorp’s operations are sensitive to interest rate changes and the resulting impact on net interest income. In addition, changes in net interest income are influenced by the volume of assets and liabilities and the rates earned and paid respectively.  Bancorp generates non-interest income primarily through fees and service charges on deposit accounts and gains on the sale of mortgage loans. Bancorp’s non-interest expenses consist primarily of salaries and employee benefits expense, bank premises and equipment expenses and other operating expenses.

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

Bancorp’s net interest income decreased $589,000 in 2009 to $21.5 million from $22.1 million in 2008 and from $23.7 million in 2007. The net interest margin is net interest income expressed as a percent of average interest-earning assets. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities as well as levels of non-interest bearing liabilities.  The net interest margin decreased to 3.85 percent in 2009 from 4.10 percent in 2008 and 4.52 percent in 2007.

The decreases in 2009 were primarily due to the negative impact of the change in the interest-earning asset composition with lower yield federal funds sold comprising a higher percentage of total interest-earning assets.  In addition, interest income not recognized on non accruing loans negatively impacted the net interest margin by 10 basis points. Prime rate declined rapidly in 2008 from 7.25% to 3.25% where it remained for all of 2009.  The decreases in 2008 were primarily due to interest-earning assets re-pricing more rapidly at lower interest rates than interest-bearing liabilities and $935,000 in interest income recognized on a cash basis on two loan relationships during 2007.

Interest-earning assets

The largest component of interest income is interest earned on loans.  Total loan interest income decreased by $2.2 million in 2009 to $23.2 million. This compares to loan interest income in 2008 and 2007 of $25.5 million and $28.4 million. For 2009, the decrease was primarily the result of the current interest rate environment which decreased the loan yield to 6.06 percent for 2009 from 6.84 percent in 2008.  Additionally, higher levels of non-performing loans held during 2009 were a factor of the reduced interest income.  This decrease was partially offset by an $11.0 million increase in average loan balances.  For 2008, the decrease was primarily a result of lower yields which were offset by a $37.8 million increase in average loan balances.

Interest earned on investments and federal funds sold decreased $1.3 million to $5.4 million for the year ended December 31, 2009 from $6.7 million in 2008 and $8.5 million in 2007. For 2009, the decreases were attributable to decreases in yield which were partially offset by an increase in the average balances.  The decrease in the yield resulted as Bancorp had a larger proportion of securities invested in lower-yielding federal funds sold.  For 2008, the decrease was the result of both decreases in yield and in average balances.

Interest- bearing liabilities

Interest expense decreased $3.0 million to $7.2 million for the year ended December 31, 2009 from $10.1 million for the year ended December 31, 2008. For 2009, the decrease was a result of a 74 basis point decrease in the cost of funds including a 128 basis point decrease on time deposits.  For 2008, the decrease was primarily attributable to an 85 basis point reduction in the cost of funds including a 99 basis point reduction on time deposits.  The majority of Bancorp’s deposits are short term and re-price within a twelve month period.

The following table presents information regarding average balances of assets and liabilities as well as the total amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resulting yield and cost ratios, interest rate spread and net interest margin. Tax exempt securities, included in investment securities below are stated at their contractual interest rate. Loan fees of $814,000 in 2009 and $1.0 million in 2008 and 2007 are included in interest earned on loans.  Non-accruing loans have been included in the computation of average loans.  (dollars in thousands)

Condensed Average Balance Sheets

	2009			2008			2007
December 31,	Average Balance	Interest	Yield /Cost	Average Balance	Interest	Yield /Cost	Average Balance	Interest	Yield /Cost
Assets
Federal funds sold	$30,817	$78	0.25%	$10,366	$285	2.75%	$36,243	$1,778	4.91%
Taxable investment securities	93,733	4,192	4.47	105,776	5,208	4.92	109,200	5,621	5.15
Tax exempt securities	48,987	1,133	2.31	49,352	1,208	2.45	44,308	1,070	2.41
Loans	383,411	23,243	6.06	372,387	25,486	6.84	334,543	28,353	8.48
Total interest-earning assets	556,948	28,646	5.14%	537,881	32,187	5.98%	524,294	36,822	7.02%
Non-interest earning assets	32,516			35,486			34,162
Total assets	$589,464			$573,367			$558,456

Liabilities and Stockholders’ Equity
Interest-bearing demand	$89,375	$316	0.35%	$88,532	$498	0.56%	$85,726	$1,030	1.20%
Savings and money market	162,238	1,568	0.97	147,026	2,074	1.41	140,655	2,944	2.09
Certificates of deposit	182,801	4,993	2.73	174,870	7,007	4.01	171,794	8,582	5.00
Total interest-bearing deposits	434,414	6,877	1.58	410,428	9,579	2.34	398,175	12,556	3.15
Other borrowings	18,065	303	1.68	24,242	553	2.28	15,115	581	3.84
Total interest-bearing deposits & liabilities	452,479	7,180	1.59%	434,670	10,132	2.33%	413,290	13,137	3.18%
Non interest-bearing demand deposits	71,505			72,623			72,016
Other non-interest-bearing liabilities	2,112			2,738			3,595
Total liabilities	526,096			510,031			488,901
Stockholders’ equity	63,368			63,336			69,555
Total liabilities and stockholders’ equity	$589,464			$573,367			$558,456
Net interest income		$21,466			$22,055			$23,685
Interest rate spread			3.56%			3.65%			3.84%
Net interest margin			3.85%			4.10%			4.52%

The following table sets forth information about changes in net interest income, which are attributable to changes in interest rates and changes in volume for the periods indicated.  Changes attributable to the combined effect of volume and interest rates have been allocated proportionately.  (dollars in thousands)

Analysis of Changes in Interest Income and Expense Due to Changes in Volume and Rate

	2009 vs. 2008			2008 vs. 2007
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets
Federal funds sold	$213	$(420)	$(207)	$(924)	$(569)	$(1,493)
Investment securities	(572)	(519)	(1,091)	(50)	(225)	(275)
Loans	737	(2,980)	(2,243)	2,979	(5,846)	(2,867)
Total net change in income on interest-earning assets	378	(3,919)	(3,541)	2,005	(6,640)	(4,635)
Interest-Bearing Liabilities
Deposits	338	(3,040)	(2,702)	388	(3,365)	(2,977)
Federal funds purchased and securities sold under agreements to repurchase	(123)	(127)	(250)	266	(294)	(28)
Total net change in expense on interest-bearing liabilities	215	(3,167)	(2,952)	654	(3,659)	(3,005)
Net change in net interest income	$163	$(752)	$(589)	$1,351	$(2,981)	$(1,630)

PROVISION FOR LOAN LOSSES        The provision for loan losses was $3.6 million in 2009 compared to $2.1 million for loan losses in 2008 and $150,000 benefit in 2007. The increase in provision is primarily attributable to the continued deterioration in the Pacific Northwest economy, internal downgrades of credit within the loan portfolio and increased charge-offs.   For the years ended December 31, 2009, 2008 and 2007, net charge-offs were $2.2 million, $1.2 million and $491,000, respectively. In 2009, 2008 and 2007 gross charge-offs included charge-offs of $1.6 million on three credit relationships, $1.2 million on four credit relationships, and $931,000 on four credit relationships, respectively.

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

NON-INTEREST INCOME              Non-interest income, which consists primarily of fees and service charges on deposits and other income, was $4.0 million in 2009, $4.4 million for 2008 and $3.8 million for 2007. The decrease in 2009 was primarily attributable to the non-recurring gain on the sale of bank owned property recognized in 2008.

NON-INTEREST EXPENSE           Non-interest expenses increased to $18.5 million in 2009 compared to $18.1 million and $16.4 million in 2008 and 2007.  The increase from 2008 to 2009 was primarily attributable to increased FDIC insurance premiums and increased carrying costs for other real estate owned which were partially offset by a decrease in the provision for other real estate owned and salary expense.  The increase from 2007 to 2008 was primarily a result of a $1.5 million provision for other real estate losses and a $313,000 increase in salary expense.

The provision for other real estate was $1.2 million for 2009 compared to $1.5 million and zero for 2008 and 2007, respectively.  These provisions were a result of updated appraisals received during 2009 and 2008 and the decrease in fair market values of these real estate properties. Valuation of the other real estate owned property occurs when it is foreclosed upon and annually thereafter.

FDIC insurance premium assessments increased to $1.2 million including a $260,000 special assessment during 2009 from $69,000 and $53,000 in 2008 and 2007. Increased FDIC insurance premium assessments are the result of losses incurred by the Deposit Insurance Fund and not directly correlated to Bancorp’s performance.

Salary expense decreased 7.2% to $7.3 million in 2009 compared to $7.9 million and $7.6 million in 2008 and 2007.   This decrease for 2009 was a result of minimal bonuses being paid during 2009 and in minimal base salary increases to employees.  The increase in salary expense for 2008 was primarily related to increased salaries and incentives and equity compensation expenses.

The efficiency ratio is computed by dividing total operating expenses by non-interest income and net interest income before any provision for loan losses.  Bancorp’s efficiency ratio was 72.7 percent, 68.5 percent and 59.8 percent for 2009, 2008 and 2007, respectively.

INCOME TAX EXPENSE     Income tax expense was $45,000 in 2009, $1.0 million in 2008 and $2.6 million in 2007. The effective tax rate in 2009 was 1.3% compared to 16.0% in 2008 and 23.4% in 2007.

The effective tax rate is lower than the statutory rate due to tax credits from the tax-exempt bonds and to nontaxable income generated from tax-exempt municipal bonds and warrants. As of December 31, 2009, Bancorp had $1.1 million in tax-exempt income from $29.3 million of tax-exempt bonds and warrants compared to $1.2 million and $1.1 million in tax-exempt income from $26.7 million and $29.9 million of tax-exempt bonds and warrants during 2008 and 2007, respectively. In addition, Bancorp had $20.7 million and $21.1 million in Qualified Zone Academy Bonds for 2009 and 2008, respectively. In lieu of receiving periodic interest payments on Qualified Zone Academy Bonds, Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits are available one year after the bond is issued and each successive one year period thereafter until maturity.  The tax credits earned were $1.2 million for each of the last three years ended 2009, 2008 and 2007, respectively.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. For purposes of a valuation allowance, Bancorp evaluates all evidence currently available, both positive and negative, including existence of taxes paid in available carry-back years, forecasts of future income, cumulative losses, applicable tax planning strategies and assessments of the current and future economic and business conditions. Based on this evaluation Bancorp has determined that a valuation allowance for deferred tax assets is not required.  However, as Bancorp continues to have a deferred tax asset, Bancorp will continue to evaluate the need for a valuation allowance and whether the allowance should be adjusted based on then available evidence.

REVIEW OF FINANCIAL CONDITION

Total assets increased to $647.9 million at December 31, 2009 compared to $566.9 million at December 31, 2008.  This increase was primarily due to a $75.9 million increase in deposits.  Net loans decreased $7.1 million or 1.8 percent to $386.6 million and investment securities and federal funds sold increased $82.2 million to $221.4 million.

INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD     Total investment securities, including federal funds sold increased $82.2 million to $221.4 million at December 31, 2009 from $139.2 million at December 31, 2008. Federal funds sold increased to $62.5 million at December 31, 2009. This increase resulted primarily from the growth in deposits.

The available-for-sale investment portfolio is comprised of 58.2 percent Government Sponsored Agencies and Government Agencies mortgage-backed pass-through securities, 8.2 percent of state and municipals and 33.6 percent of Government Sponsored Agencies and Government Agencies securities.  The held-to-maturity portfolio is concentrated in municipal securities and Qualified Zone Academy Bonds. Security purchases totaled $68.6 million in 2009, while maturities, security calls and principal pay downs totaled $48.4 million.

Securities classified as available for sale are reported at estimated fair value, with unrealized gains and losses (net of income taxes) reported as accumulated other comprehensive income, a separate component of stockholders’ equity.   Included in tax exempt securities were $20.7 million and $21.1 million in Qualified Zone Academy Bonds for 2009 and 2008, respectively. In lieu of receiving periodic interest payments, Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits are available one year after the bond is issued and each successive one year period thereafter until maturity.  At December 31, 2009, Bancorp had no investment securities, other than U.S. government or U.S. government agencies, with aggregate carrying values exceeding 10% of stockholders’ equity.

The following table presents the carrying value of the portfolio of investment securities as of the dates indicated. (dollars in thousands)

Investment Securities Composition

December 31,	2009	2008
Held-To-Maturity
U.S. government agencies	$—	$—
State and political subdivisions	40,298	36,518
Total	$40,298	$36,518
Available-For-Sale
U.S. government agencies	$39,840	$29,526
Mortgage-backed securities	68,996	61,841
State and political subdivisions	9,725	11,280
Total	$118,561	$102,647

The following table presents the contractual maturities and tax equivalent weighted average yields as of December 31, 2009. Yields on non-taxable investments are presented on a taxable-equivalent basis using the federal statutory rate of 34%.  However, primarily as a result of investment tax credits, the Bank’s effective tax rate can differ from statutory rates.  (dollars in thousands)

Investment Securities Maturity Table

	Within One Year		After One But Within Five		After Five But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Held-To-Maturity
State and political subdivisions(1)	$5,085	4.17%	$14,123	5.76%	$8,988	6.01%	$12,102	6.37%
Total	$5,085	4.17%	$14,123	5.76%	$8,988	6.01%	$12,102	6.37%
Available-For-Sale
U.S. government agencies	$2,053	4.99%	$31,233	2.75%	$6,554	4.33%	$—	—
Mortgage-backed securities	—	—	—	—	24,698	4.71%	44,298	4.57%
State and political subdivisions(1)	1,548	4.72%	5,037	4.94%	1,653	5.48%	1,487	6.08%
Total	$3,601	4.88%	$36,270	3.04%	$32,905	4.67%	$45,785	4.62%

(1) Yield on non-taxable investments and loans is presented on a taxable-equivalent basis using the federal statutory rate of 34%.

LOANS     Net loans decreased 1.8 percent in 2009, from $393.8 million at December 31, 2008 to $386.6 million at December 31, 2009. Net loans represented 59.7 percent of total assets at December 31, 2009.  During 2009, Bancorp continued to originate and fund loans to credit-worthy customers within our markets.  However, decreased loan balances reflect the current market conditions and the lower demand and lower availability of quality loans and a decrease in line of credit usage by borrowers.

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

Real Estate Loans: Real estate loans comprise the largest category of loans and our real estate portfolio consists of commercial and residential loans which are secured by property such as office buildings, retail buildings, owner occupied commercial business properties, farm land, timber land, residential land development properties and residential properties.  Real estate loans compromised 66.4% of total loans at December 31, 2009.  The primary repayment source of these specific loan types are from the cash flows generated by the occupant business, occupant farm operation, or the sale of properties. While Bancorp has significant balances secured by real estate, Bancorp believes that its lending policies and concentration policies are sufficient to minimize risks.  However, economic conditions may affect a borrower’s ability to meet the stated repayment terms.

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

The following table presents the composition of as of the dates indicated. (dollars in thousands)

Loan Composition

	2009		2008		2007		2006		2005
December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Real estate — residential & commercial	$248,658	63.0%	$258,958	64.7%	$229,680	64.4%	$194,989	59.5%	$194,273	64.2%
Real estate construction	13,261	3.4%	17,470	4.4%	21,468	6.0%	32,031	9.8%	23,597	7.8%
Commercial, industrial & agricultural	76,716	19.4%	79,819	19.9%	70,040	19.6%	72,033	22.0%	70,923	23.4%
Consumer	55,910	14.2%	44,224	11.0%	35,411	10.0%	28,385	8.7%	13,724	4.6%
Total loans	394,545	100%	400,471	100%	356,599	100%	327,438	100%	302,517	100%
Less:
Allowance for loan losses	6,883		5,450		4,535		5,176		5,178
Deferred loan fees	1,013		1,246		1,401		1,694		1,903
Net loans	$386,649		$393,775		$350,663		$320,568		$295,436

Concentrations

As shown in the table above, a concentration of loans in commercial and residential real estate existed as of December 31, 2009.   At December 31, 2009, Bancorp’s real estate portfolio included $158.4 million in non-farm non-residential real estate loans of which $97.5 million is owner occupied.  Total loans also included $12.0 million in raw land, $25.6 million in land development, $14.6 million in construction loans and $60.0 million in one-to-four family residential loans.

During 2006, the FDIC issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices”.  The guidance set forth two thresholds to identify institutions with Commercial Real Estate (CRE) loan concentrations. Financial institutions are deemed to have a CRE concentration if loans for construction, land development, and other land represent 100 percent or more of total capital or if loans for construction, land development, and other land and loans secured by multifamily and nonfarm nonresidential property(excluding loans secured by owner-occupied properties) represent 300 percent or more of total capital.

Bancorp’s construction, land development, raw land, multifamily and nonfarm nonresidential non-owner occupied real estate loans (total commercial real estate) were 176% and 211% of total risk based capital for December 31, 2009 and 2008, respectively. Total reported loans for construction, land development, and raw land were 78% and 96% of total risk based capital for December 31, 2009 and 2008, respectively. Bancorp considers both ratios noted above to be within acceptable levels of concentration risk.

Management employs risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through stress testing.  In addition, Bancorp monitors concentrations of commercial real estate for which the cash flow from the real estate is the primary source of repayment rather than loans to a borrower for which real estate collateral is taken as a secondary source of repayment. These types of commercial real estate loans have risk profiles which are more sensitive to changes in market demand, vacancy rates, rents or changes in capitalization rates. Included in these commercial real estate concentrations are loans for construction, land development, raw land, multifamily, and nonfarm nonresidential non-owner occupied properties.  Excluded from these commercial real estate concentrations are nonfarm nonresidential owner occupied properties where the primary source of repayment is the cash flow from the ongoing operations and activities conducted by the party, or affiliate of the party, who owns the property.

Further declines in the performance of the economy, in general, or further declines in real estate values in our market areas, in particular, could have an adverse impact on collectability, increase the level of real estate non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows.  In addition, most of Bancorp’s business activity is with customers located within Skagit, Snohomish and Whatcom Counties.

The following table presents the contractual maturity of loans as of December 31, 2009.  Loan balances do not include deferred loan fees or the allowance for loan losses. The table does not reflect any estimate of prepayments, which may significantly shorten the average life of all loans and may cause Bancorp’s actual repayment experience to differ significantly from that indicated below.  (dollars in thousands)

Loan Maturity Table

	Within One	One Year	After
	Year	to Five Years	Five Years	Total
Real estate — residential and commercial	$57,237	$145,699	$45,722	$248,658
Real estate — construction	12,473	788	—	13,261
Commercial, industrial and agricultural	49,121	16,674	10,921	76,716
Consumer	8,152	18,179	29,579	55,910
Total loans	$126,983	$181,340	$86,222	$394,545

The following table presents all loans due one year or more after December 31, 2009 that have fixed or floating interest rates. (dollars in thousands)

	Floating Rate	Fixed Rate
Loans maturing in more than one year	$76,935	$190,627

ALLOWANCE FOR LOAN LOSSES             The allowance for loan losses was $6.9 million or 1.78 percent of net loans as of December 31, 2009 compared to $5.5 million or 1.38 percent of net loans as of December 31, 2008.  The increase in the allowance for loan losses is primarily due to the continued deterioration of the economy, internal downgrades of credit within the loan portfolio and increased charge-offs. Additions to the allowance, in the form of provision, are reflected in current operating results, while charge-offs to the allowance are made when a loss is determined to have occurred. The provision for loan losses was $3.6 million in 2009 compared to $2.1 million for loan losses in 2008 and $150,000 benefit in 2007. For the years ended December 31, 2009, 2008 and 2007, net charge-offs were $2.2 million, $1.2 million and $491,000. In 2009, 2008 and 2007 gross charge-offs included charge-offs of $1.6 million on three credit relationships, $1.2 million on four credit relationships, and $931,000 on four credit relationships, respectively. Net charge-offs have an impact on the historical loss factors used in Bancorp’s allowance for loan losses computation.

At December 31, 2009, the general allocated reserve was $5.0 million compared to $4.6 million at December 31, 2008. This increase was primarily due to increases in the general reserve for other real estate loans and credit card loans as a result of increased charge-offs, historical loss allocation factors and management’s expectation of overall economic conditions in the areas in which Bancorp operates.  During 2009, the general reserve allocated to raw land, land development and construction loans decreased slightly compared to 2008,  primarily due to decreases in loan balances in these categories, offset by an increase in the historical loss allocation factors applied to non-impaired loans. However, the specific reserve allocated for impaired loans in these types of loans (raw land, land development and construction loans) increased from $89,000 at December 31, 2008 to $1.1 million as of December 31, 2009. Combined, the general and specific reserves on raw land, land development and construction loans increased $1.1 million to $2.4 million at December 31, 2009 from $1.3 million at December 31, 2008.

At December 31, 2009, $1.2 million or 17.1% of the $6.9 million allowance for loan losses related to loans for which there was a specific reserve. This compares to a specific reserve of $89,000, or 1.63%, of the total allowance for loan losses at December 31, 2008. This increase in specific reserves is attributable to an increase in impaired loans, primarily land development and construction loans, which are evaluated for a specific reserve or impairment.  The increase in the unallocated portion of the allowance for possible loan losses during 2009 compared to 2008 is reflective of continued recessionary economic conditions.

During 2008, the general allowance for loan losses allocated to all categories of loans except consumer loans increased compared to 2007 primarily due to internal downgrades of credit within the loan portfolio, increased charge-offs, a deterioration in the economy and a growth in total loans. The specific valuation allowance for impaired loans decreased which was primarily the result of an impaired loan with allocated reserves at December 31, 2007 being transferred to other real estate owned during 2008. The decrease in the unallocated portion of the allowance for possible loan losses during 2008 compared to 2007 was primarily due to the transfer of reserve dollars from the unallocated reserve to the general allocated reserve based on factors previously quantified within the unallocated reserve.

The allowance consists of specific, general and unallocated components; (i) a specific valuation allowance based on a review of classified or non-performing loans for specific weaknesses and evaluation of those loans for impairment and loss exposure; (ii) a general allowance which is based on historical loan loss experience for different loan types and different risk gradings with adjustments for current events and conditions.  Bancorp’s process is designed to account for credit deterioration as it occurs.  The adjustments are a result of management’s judgment about risks inherent in the portfolio and include such factors as loan quality trends, levels of and trends of non-accrual loans, past due loans, potential problem loans, criticized loan balances, net charge-offs and current economic and business conditions, among other factors and (iii) unallocated general allowances determined based on general economic conditions and other qualitative risk factors.  The unallocated allowance provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends.

While Bancorp believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination.  The growth of the loan portfolio and a further decline in the performance of the economy, in general, or a further decline in real estate values in our market areas, in particular, could have an adverse impact on collectability, increase the level of non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows which may require additional provisions to our allowance for loan losses. The ultimate recovery of loans is susceptible to future market factors beyond Bancorp’s control. Additionally, loans are subject to examinations by regulators, who, based upon their judgment, may require Bancorp to make additional provisions or adjustments to its allowance for loan losses.

The following table presents the activity in the allowance for loan losses for the dates indicated.  (dollars in thousands)

Allowance for Loan Loss Activity

Year ended December 31,	2009	2008	2007	2006	2005
Allowance as of beginning of year	$5,450	$4,535	$5,176	$5,178	$5,830
Provision (benefit) for loan losses	3,595	2,080	(150)	—	(50)
Charge-offs:
Real estate — residential and commercial & construction	1,764	831	931	855	384
Commercial, industrial and agricultural	348	456	236	256	392
Consumer	485	325	169	152	125
Total charge-offs	2,597	1,612	1,336	1,263	901
Recoveries:
Real estate — residential and commercial & construction	207	235	643	927	85
Commercial, industrial and agricultural	90	103	126	272	175
Consumer	138	109	76	62	39
Total recoveries	435	447	845	1,261	299
Net charge-offs	2,162	1,165	491	2	602
Balance at end of year	$6,883	$5,450	$4,535	$5,176	$5,178
Ratio of net charge-offs to average loans during the year	0.56%	0.31%	0.15%	0.00%	0.19%
Ratio of allowance to net loans as of the end of the year	1.78%	1.38%	1.29%	1.61%	1.75%
Allowance for loan losses to non-performing loans as of end of the year	64.08%	99.89%	58.97%	90.27%	125.80%

The following table presents Bancorp’s allocation of the allowance for loan losses by loan category as of the dates indicated. (dollars in thousands)

Allocation of the Allowance for Loan Losses

Year ended December 31,	2009	2008	2007	2006	2005
Commercial, industrial & agricultural	$1,456	$1,682	$778	$1,448	$930
Real estate-residential & commercial	4,013	2,656	1,861	2,328	2,304
Consumer	683	395	588	477	231
Unallocated	731	717	1,308	923	1,713
Total	$6,883	$5,450	$4,535	$5,176	$5,178

Credit Risk Management

The extension of credit to individuals and businesses is a significant portion of Bancorp’s principal business activity and requires ongoing portfolio and credit management.  Bancorp has established lending policies and procedures to manage and monitor risk. These lending policies and procedures include guidelines for concentrations of credit, loan terms, loan-to-value ratios, collateral appraisals and loan approval limits. In addition, Bancorp monitors its loan portfolio for potential risk of loss according to an internal risk-grading system and monitors its credit quality to identify potential problem credits and any loss exposure in a timely manner.  Bancorp has assessed and will continue to assess on an on-going basis, the impact of the economy on the credit risk in the loan portfolio.

ASSET QUALITY     Non-performing assets consist of nonaccrual loans, accruing loans past due 90 days or more, and other real estate owned. At December 31, 2009, non-performing assets increased to $17.0 million or 2.63 percent of total assets compared to $11.1 million or 1.96 percent as of December 31, 2008.

Non-accrual loans - It is Bancorp’s policy to discontinue the accrual of interest on all loans that are 90 days or more past due or when there are otherwise serious doubts about the collectability of principal or interest within the existing terms of the loan and place them on non-accrual.  When a loan is placed on non-accrual status, any accrued but unpaid interest on that date is removed from interest income. Non-accruing loans were $10.7 million as of December 31, 2009 compared to $5.5 million as of December 31, 2008 with $1.4 million of the December 2008 balance transferring into other real estate owned during 2009.

Restructured loans — Loans are considered restructured on loans for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral or forgiveness, of interest or principal, have been granted due to the borrower’s weakened financial condition.  Restructured loans included in impaired loans were $945,000 as of December 31, 2009, of which, $555,000 was included in non-accrual loans.  Bancorp had no restructured loans as of December 31, 2008.

Other real estate owned — During 2009, Bancorp foreclosed on two non-accrual credit relationships of $1.3 million, which were transferred into other real estate owned. In addition, Bancorp transferred the former Boulevard branch to other real estate owned.   As a result at December 31, 2009, Bancorp held seven properties which represent four separate land development projects consisting of finished lots with a carrying balance of $4.7 million, two commercial real estate properties with a carrying balance of $1.5 million, and a $136,000 residential lot, compared to four properties owned with a carrying balance of $5.7 million at December 31, 2008.

Valuation of the property occurs when it is foreclosed upon and annually thereafter.  Based on current appraisals received during 2009 and 2008 and the decrease in fair market values of these real estate properties, Bancorp recorded a write-down on other real estate owned of $1.2 million during 2009 and $1.5 million during 2008. It is Bancorp’s plan to continue its collection efforts and liquidation of collateral, as necessary, to recover as large a portion of other real estate owned as possible.

The following table presents non-performing asset information for the dates indicated.   (dollars in thousands)

Non-Performing Assets

December 31,	2009	2008	2007	2006	2005
Non-accrual loans
Real estate — residential and commercial & construction	$9,425	$4,915	$7,604	$3,636	$3,476
Commercial, industrial and agricultural	999	315	86	2,013	574
Consumer	318	226	—	85	66
Total	10,742	5,456	7,690	5,734	4,116
Loans past due 90 days or more	—	—	—	—	—
Total non-performing loans	10,742	5,456	7,690	5,734	4,116
Other real estate owned	6,284	5,667	—	—	—
Total non-performing assets	$17,026	$11,123	$7,690	$5,734	$4,116
Total non-performing loans to net loans	2.78%	1.39%	2.19%	1.79%	1.39%
Total non-performing loans to total assets	1.66%	0.96%	1.30%	1.08%	0.79%
Total non-performing assets to total assets	2.63%	1.96%	1.30%	1.08%	0.79%

Impaired loans - At December 31, 2009, impaired loans increased to $24.4 million compared to $5.5 million at December 31, 2008.  Six credit relationships of $15.5 million, accounted for 63.8 percent of impaired loans as of December 31, 2009. All material loan restructurings have been included in impaired loans.

A loan is considered impaired when management determines that it is probable that Bancorp will be unable to collect all amounts of principal and interest according to contractual terms. Factors considered by management in determining impairment include payment status, and the probability of collecting scheduled principal and interest payments when due. Impaired loans include loans in nonaccrual status, troubled debt restructures and other loans that management considers to be impaired. Other loans include loans that management has reviewed for impairment and has determined to be impaired even though the loan may be current and performing in accordance with the contractual loan terms.   As a result, these other impaired loans continue to remain on accrual status and are not considered non-performing assets.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

Other potential problem loans —   Potential problem loans consist of loans that are currently performing, are not on nonaccrual status, restructured or impaired, but for which management have identified as having a well defined weakness or weaknesses and which there are sufficient doubts as to the borrower’s future ability to comply with repayment terms.  These loans are identified through our internal risk grading processes and management monitors these loans closely and reviews their performance on a regular basis.  As of December 31, 2009 and 2008, Bancorp had classified $8.8 million and $13.1 million, respectively, as potential problem loans.

DEPOSITS           Bancorp offers a full range of deposit services including checking accounts, savings accounts, money market accounts and various types of certificates of deposit.  The transaction accounts and certificates of deposit are tailored to Bancorp’s primary market area at rates competitive with those offered in the area. Bancorp offers both interest and non-interest bearing checking accounts. In December 2008, Bancorp initiated service through the Certificate of Deposit Account Registry Service (CDARS), which allows Bancorp to assist customers in maximizing their FDIC insurance.

Total deposits increased $75.9 million to $545.4 million at December 31, 2009 compared to $469.5 million at December 31, 2008. Within the total, time deposits increased $45.3 million while core deposits increased $30.6 million.  Core deposits, which consist of non-interest and interest bearing demand accounts, money market accounts, and saving accounts, represented 62.1% and 65.6% of total deposits at December 31, 2009 and 2008, respectively.

Time deposits increased to 37.9 percent of deposits at December 31, 2009 compared to 34.4 percent of deposits at December 31, 2008.

The following table presents the balance and percent of total deposits in the various categories of deposits as of the dates indicated.  (dollars in thousands)

Deposit Composition

	2009		2008		2007
December 31,	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-interest bearing demand	$73,839	13.5%	$75,116	16.0%	$77,957	15.5%
Interest bearing demand	101,504	18.6%	87,091	18.5%	89,830	18.0%
Money market	77,288	14.2%	69,548	14.8%	67,857	13.6%
Savings	86,370	15.8%	76,646	16.3%	73,464	14.7%
Time	182,441	33.4%	157,127	33.5%	191,312	38.2%
Brokered time deposits	23,994	4.5%	4,010	0.9%	—	0.0%
Total deposits	$545,436		$469,538		$500,420

The following table presents time deposits with balances equal to or greater than $100,000 classified by remaining maturity.  (dollars in thousands)

Time Deposit Maturity Table

As of December 31,	2009	2008	2007
3 months or less	$37,128	$22,024	$39,468
Over 3 months through 6 months	17,876	16,161	23,056
Over 6 months through 12 months	34,863	27,807	26,673
Over 12 months	25,071	13,904	13,547
	$114,938	$79,896	$102,744

At December 31, 2009 and 2008, public fund time deposits totaled $6.8 million and $4.4 million, respectively.

OTHER BORROWINGS      Borrowings consist of federal funds purchased, discount window borrowings from the Federal Reserve Bank of San Francisco and securities sold under agreements to repurchase.  At December 31, 2009 and 2008, securities sold under agreements to repurchase were $38.1 million and $19.3 million, respectively. These borrowings decrease or increase primarily based on the availability of funds and the current competitive interest rate offered.  These borrowings are collateralized by securities with an estimated fair value exceeding the face value of the borrowings. Periodically, Bancorp uses federal funds purchased and Federal Reserve borrowings as a funding source. Bancorp had no Federal Reserve borrowings at December 31, 2009 and $13.4 million at December 31, 2008.

The following table represents the detail of other borrowings: (dollars in thousands)

As of and for the year ended December 31,	2009	2008	2007
Balance at year-end	$38,128	$32,665	$15,851
Average balance during the year	18,065	24,242	15,115
Maximum month-end balance during the year	38,128	45,990	17,914
Weighted average rate during the year	1.68%	2.28%	3.84%
Weighted average rate at year-end	0.94%	1.65%	3.38%

CAPITAL RESOURCES     Stockholders’ equity increased to $62.9 million at December 31, 2009 from $61.8 million at December 31, 2008.  Book value per share at December 31, 2009 was $107.10 compared to a book value of $105.41 at December 31, 2008.   Bancorp continued to pay cash dividends to shareholders during 2009. However, dividends decreased to $3.50 per share in 2009 compared to $4.50 per share in 2008, reflecting the current economic environment and decreased net income for 2009.

Bancorp has only one class of stock, which is common stock and at December 31, 2009, there were 776 shareholders of record.  Bancorp’s stock is not actively traded or quoted and no broker currently makes a market in the stock. However, sales and transfers of the stock do occur.  Skagit State Bank acts as transfer agent for Bancorp stock.  To facilitate trading, the Bank maintains a list of persons interested (known to the Bank) in either purchasing or selling Bancorp stock.  Purchasers and sellers then negotiate their own transactions with the Bank acting as transfer agent for those transactions.

From time to time, Bancorp repurchases shares of its common stock. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors including market and economic conditions, the number of shares available, Bancorp’s liquidity and capital needs and regulatory requirements. Bancorp did not repurchase any shares in 2009.  During 2008, Bancorp repurchased 85,022 shares of stock for $15.3 million at a price of $180 per share.

Skagit State Bancorp and Skagit State Bank are both subject to various regulatory capital requirements administered by the federal banking agencies. At December 31, 2009, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were “well-capitalized” pursuant to such regulations.

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

Commitments to extend credit are subject to Bancorp’s normal credit policies and are essentially the same as extending loans to customers. See Note 10 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information.

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

Liquidity is generated from both internal and external sources. The majority of funding comes from customer deposits within the Bancorp’s market area. In addition, funding needs are met through loan repayments, investment securities repayments, earnings and other borrowings through pre-approved credit lines. Liquidity may also be obtained by maintaining assets that can be converted to cash with little or no risk of loss.  However, in the current market environment, assets may be more difficult to convert to cash with or without a loss.

As part of Bancorp’s liquidity management, Bancorp utilizes federal funds purchased to supplement the primary source of funds, which are deposits.  As a result, there could be fluctuations in these borrowing balances depending on short-term liquidity and longer-term financing needs of Bancorp.  As of December 31, 2009, Bancorp had approximately $47.0 million in approved unsecured credit lines from various financial institutions and had securities with a market value of $48.5 million pledged as collateral for borrowing at the Federal Reserve Discount Window.

The recent turmoil in the credit markets did not have a direct impact on Bancorp’s liquidity management practices. Access to our correspondent banks and the Federal Reserve remained open. Management believes that Bancorp’s liquidity position at December 31, 2009 was adequate to fund ongoing operations.

Because Bancorp’s primary sources and uses of funds are deposits and loans, the relationship between net loans and total deposits provides one measure of Bancorp’s liquidity.  Bancorp’s loan to deposit ratio decreased to 70.9 percent at December 31, 2009 compared to 83.9 percent at December 31, 2008, as a result of the increase in deposits and the decrease in loans.

The analysis of liquidity also includes a review of the statement of cash flows.  The cash flows detail Bancorp’s operating, investing and financing activities during the year. Cash flows from operations contribute to liquidity as well as proceeds from the maturities of securities, loan repayments and increasing customer deposits. As indicated in the statement of cash flows, net cash from operating activities contributed $4.5 million to liquidity during 2009 and $8.1 million during 2008.

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

Bancorp maintains an asset/liability management program which is the responsibility of the Asset/Liability Committee.  The objective of asset/liability management is to maximize long-term stockholder returns and to manage, protect and stabilize Bancorp’s net interest income from undue interest rate risk through various interest rate cycles within the constraints of credit quality, interest rate risk policies, levels of capital and adequate levels of liquidity.  The committee meets to monitor the composition of the balance sheet, to review projected earnings trends, and to formulate strategies consistent with these objectives for liquidity, interest rate risk, and capital adequacy.

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

In addition, Bancorp analyzes its interest rate sensitivity using GAP analysis.  The GAP analysis may differ from model simulations because a traditional GAP analysis does not reflect the multiple effects of interest rate movement on the entire range of interest sensitive assets and liabilities and does not factor in the future impact of new business strategies. The interest rate GAP is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the interest-bearing liabilities maturing or repricing within that same time period.  A GAP is considered asset sensitive when the amount of interest-earning assets exceeds the amount of interest-bearing liabilities during the same period. The volume or origination of fixed or variable rate loans, the interest rate sensitivity of deposits, the overall level of interest rates and general economic conditions can have a significant effect on Bancorp’s performance in a changing interest rate environment.

As shown in the following table, Bancorp has calculated its one-year cumulative gap to be a negative $187.0 million, or liability sensitive, at December 31, 2009.  It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest-bearing liabilities repricing to a greater extent than its interest-earning assets.  Conversely, during a period of falling interest rates, net earnings may increase.  That assumption, however, is based on the premise that assets and liabilities will generally move in the same direction at approximately the same rate.  Bancorp’s variable rate loans are tied to prime rate which is subject to the movement of the national federal funds rate. On the other hand, deposit rates are subject to Bancorp’s internal pricing strategy which is impacted to some degree by competition from other financial institutions and is dependent on Bancorp’s customers’ preferences.  As such, a majority of Bancorp’s variable rate loans immediately re-price with the change in the federal funds rates while the rate on Bancorp’s deposits may not immediately change or at the same level.

In the future, changes in market conditions, Bancorp’s liquidity position, competition, deposit mix and other factors may cause interest sensitive liabilities to reprice faster or slower than Bancorp’s interest sensitive assets.  For example, if it becomes necessary for Bancorp to continue to increase the rate it pays to attract deposits, an absence of a corresponding increase in the prime rate may negatively affect performance. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for Bancorp’s assets and liabilities can change rapidly as a result of market conditions and customer patterns.

The following table sets forth the estimated contractual maturity or repricing and the resulting interest rate gap of interest-earning assets and interest-bearing liabilities at December 31, 2009.  The amounts shown could be significantly impacted by prepayments, withdrawal or transfer of deposits or competition. (dollars in thousands)

Estimated Maturity and Repricing at December 31, 2009

		After One
	Within	But Within	After Five
	One Year	Five Years	Years	Total
Assets
Federal funds sold	$62,531	$—	$—	62,531
Loans
Fixed rate	43,439	149,975	40,652	234,066
Variable rate	160,479	—	—	160,479
Investment securities	8,687	52,613	97,559	158,859
Total interest-bearing assets	$275,136	$202,588	$138,211	$615,935
Liabilities
Interest-bearing demand	101,504	—	—	101,504
Money market	77,288	—	—	77,288
Savings	86,370	—	—	86,370
Time deposits	158,885	47,339	211	206,435
Other borrowings	38,128	—	—	38,128
Total interest-bearing liabilities	$462,175	$47,339	$211	$509,725
Gap	(187,039)	155,249	138,000	106,210
Cumulative gap	(187,039)	(31,790)	106,210
Cumulative gap to total assets	-29%	-5%	16%

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

The table represents the principal cash flows by contractual maturity dates of Bancorp’s interest-earning asset and interest-bearing liabilities as of December 31, 2009.  (dollars in thousands)

Expected Maturity Dates of Interest-Sensitive Assets and Liabilities at December 31, 2009

								Estimated
						There-		Fair
	2010	2011	2012	2013	2014	after	Total	Value
Interest-earning assets:
Federal funds sold	$62,531	$—	$—	$—	$—	$—	$62,531	$62,531
Average interest rate	0.25%						0.25%
Loans
Fixed rate	43,439	39,298	27,932	47,154	35,592	40,651	234,066	218,632
Average interest rate	7.00%	7.15%	7.42%	6.91%	6.81%	6.95%	7.02%
Variable rate	83,543	9,552	16,622	5,086	105	45,571	160,479	149,865
Average interest rate	4.56%	3.53%	3.85%	3.72%	4.73%	3.85%	4.20%
Available-for-sale securities	3,602	3,244	10,359	11,234	11,433	78,689	118,561	118,561
Average interest rate (1)	4.88%	2.58%	2.38%	3.48%	3.35%	4.64%	4.16%
Held-to-maturity securities	5,085	5,574	917	5,993	1,639	21,090	40,298	40,561
Average interest rate (1)	4.17%	4.57%	6.42%	6.44%	6.99%	6.22%	5.80%
Interest-bearing liabilities
Non-interest demand	$73,839	$—	$—	$—	$—	$—	$73,839	$73,839
Interest-bearing demand	101,504	—	—	—	—	—	101,504	101,504
Average interest rate	0.36%						0.36%
Money market	77,288	—	—	—	—	—	77,288	77,288
Average interest rate	0.89%						0.89%
Savings	86,370	—	—	—	—	—	86,370	86,370
Average interest rate	0.82%						0.82%
Time deposits	158,885	39,680	7,065	287	307	211	206,435	208,142
Average interest rate	2.08%	2.44%	2.96%	4.29%	4.41%	4.60%	2.19%
Other borrowings	38,128	—	—	—	—	—	38,128	38,128
Average interest rate	0.94%						0.94%

(1) Tax equivelent rate using the federal statutory rate of 34%

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

SKAGIT STATE  BANCORP, INC.

CORPORATE DIRECTORY

Skagit State Bancorp, Inc. and Skagit State Bank

Board of  Directors

B. Marvin Omdal, Chairman
Real Estate Investments

Michael F. Janicki, Vice Chairman of the Board
President, Janicki Logging and Construction, Inc.

Cheryl R. Bishop
President and Chief Executive Officer
Skagit State Bank, Skagit State Bancorp, Inc.

Gerald W. Christensen, C.P.A.

Investments

Richard N. Nelson

Owner, Dakota Creek Industries, Inc.

Michael E. Pegram
Franchise Owner, McDonald’s Restaurants

Daniel R. Peth
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

   Chief Retail Banking Officer

Carla Tucker, Executive Vice President and Chief

   Financial Officer

Donna Weaver, Assistant Vice President and

   Secretary to the Board of Directors

Skagit State Bank

Officers

Jennie Barnhart, Vice President and Manager

Laney Bernick, Assistant Vice President

Josh Bluhm, Vice President

Lisa Cassidy, Vice President

Val Closson, Vice President and Manager

Jeff Connor, Assistant Vice President

Jaye Cory, Assistant Vice President and Manager

Tim FitzGerald, Senior Vice President

Paul Forster, Assistant Vice President

Jackie Frazier, Vice President and Manager

Mike Fredlund, Assistant Vice President

Bonnie George, Vice President and Manager

Kara Gonzalez, Vice President

Steve Henery, Senior Vice President

Kirk Hereford, Vice President

Ryan Johnson, Vice President

Aldi Kllogjeri, Vice President

Rollin Mackintosh, Vice President

Marna McLatchy, Assistant Vice President

Gary Medcalf, Vice President

Lori Miller,  Assistant Vice President

Pam Miller, Assistant Vice President

Sally Mills, Vice President

Douglas E. Noblet, Vice President

Mike Oldow, Vice President

Jerimy Pennock, Vice President

Sandy Perkins, Vice President

Virginia Pitman, Assistant Vice President and Manager

Marcy Poortinga, Assistant Vice President and Manager

Kristia Poppe, Vice President and Manager

Delilah Quanz, Vice President and Manager

Cindy Randall, Assistant Vice President

Karin Shough, Assistant Vice President and Manager

Nadine Springer,  Vice President

Becky Taft,  Assistant Vice President  and Manager

Erik Vanerstrom, Vice President

Geoff Wachter, Senior Vice President

Carrie Wallace, Vice President

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

Branch Managers

Burlington Main Office
Kim Walley, Vice President

West Mount Vernon Office
Karin Shough, Assistant Vice President

Downtown Office – Mount Vernon
Krista Poppe, Vice President

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

Year Ended 12/31/2009

			Cash
	Market Price		Dividend
	High	Low	Declared
1st Qtr	$205.00	$161.00	$—
2nd Qtr	200.00	166.67	2.25
3rd Qtr	193.00	175.00	—
4th Qtr	185.00	150.00	1.25

Year Ended 12/31/2008

			Cash
	Market Price		Dividend
	High	Low	Declared
1st Qtr	$200.50	$180.00	$—
2nd Qtr	200.00	190.00	2.25
3rd Qtr	200.00	190.00	—
4th Qtr	200.00	167.00	2.25

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

ANNUAL REPORT TO SHAREHOLDERS

Any shareholder may obtain without charge a copy of our Annual Report or Form 10-K filed with the SEC for the year ended December 31, 2009, including financial statements at the SEC website www.sec.gov or at Skagit State Bank’s website www.skagitbank.com   Additionally, Bancorp has adopted and posted on its website a code of ethics that applies to its principal executive officer and principal financial and accounting officer.  The website also includes Bancorp’s audit committee and nominating committee charters. Written requests for the Form 10-K and other aforementioned documents may be sent to Donna L. Weaver, Secretary to the Board, Skagit State Bancorp, Inc., 301 East Fairhaven Avenue, P. O. Box 285, Burlington, Washington 98233.