Form 10-K, Exhibit 13
period 2011-12-31
Skagit State Bancorp, Inc.
filed 2012-03-09
CIK 1366986

Exhibit 13

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

December 31, 2011, 2010 and 2009

PAGE

SELECTED FINANCIAL DATA	1

TO OUR STOCKHOLDERS AND FRIENDS	2

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS

Consolidated Balance Sheet	5

Consolidated Statement of Income	6

Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income	7

Consolidated Statement of Cash Flows	8

Notes to Consolidated Financial Statements	9-37

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS; QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	37-57

CORPORATE DIRECTORY	58

LOCATION DIRECTORY	59

STOCK INFORMATION	60

ANNUAL MEETING	The annual meeting of stockholders will be held at 6:00 p.m. on Tuesday, April 17, 2012, at McIntyre Hall, 2501 East College Way, Mount Vernon, Washington.

SELECTED FINANCIAL DATA

(dollars in thousands except per share data)

As of and for the year ended December 31,	2011	2010	2009	2008	2007

STATEMENT OF INCOME
Interest income	$26,013	$28,014	$28,646	$32,187	$36,822
Interest expense	4,398	5,978	7,180	10,132	13,137
Net interest income	21,615	22,036	21,466	22,055	23,685
Provision (benefit) for loan losses	1,229	1,700	3,595	2,080	(150)
Net interest income after provision (benefit) for loan losses	20,386	20,336	17,871	19,975	23,835
Non-interest income	4,431	4,138	3,979	4,365	3,776
Non-interest expense	18,151	17,835	18,498	18,104	16,420
Income before income taxes	6,666	6,639	3,352	6,236	11,191
Income tax expense	1,163	1,175	45	998	2,615
Net income	$5,503	$5,464	$3,307	$5,238	$8,576
Basic earnings per share	$9.39	$9.31	$5.64	$8.64	$12.76
Diluted earnings per share	$9.38	$9.29	$5.60	$8.57	$12.72
Cash dividends declared per share	$4.25	$4.00	$3.50	$4.50	$4.50

BALANCE SHEET
Total assets	$723,389	$692,871	$647,888	$566,876	$592,663
Net loans	348,586	358,240	386,649	393,775	350,663
Deposits	620,292	590,881	545,436	469,538	500,420
Other borrowings	31,334	34,118	38,128	32,665	15,851
Stockholders’ equity	70,424	65,972	62,857	61,801	72,683
Investment Securities	300,050	219,338	158,859	139,165	166,879

KEY OPERATING RATIOS
Return on average stockholders’ equity	8.03%	8.30%	5.22%	8.27%	12.33%
Return on average assets	0.77%	0.81%	0.56%	0.91%	1.54%
Net interest margin	3.19%	3.43%	3.85%	4.10%	4.52%
Average stockholders’ equity to average assets	9.64%	9.70%	10.75%	11.05%	12.45%
Dividend pay-out ratio	45.26%	42.96%	62.06%	52.08%	35.27%
Book value per share	$121.10	$112.32	$107.10	$105.41	$108.32

March 09, 2012

To Our Stockholders and Friends,

As we all reflect on 2011 and the challenges and accomplishments that filled our banks and personal lives, we repeat the cycle and try to take our lessons learned and carry them on to an even more successful new year.  Each year brings many unexpected twists and turns and 2012 will, of course, be no exception.  While the Puget Sound economy grew little in 2011, signs point to a better year in 2012.

The net income at Skagit State Bank was marginally higher for 2011 at $5,503,000, yielding basic earnings per share of $9.39, up $.08 per share from $9.31 for 2010.  The provision for loan losses in 2011 was $1,229,000, compared to a provision of $1,700,000 for 2010.  Net loans decreased by $9,654,000 or 2.7%, ending the year at $348,586,000.  Conversely, deposits continued to grow by $29,411,000, or 5%, from $590,881,000 to $620,292,000.

We value our relationships with our stockholders, customers and employees.  Because of your commitment to bank with a local community bank, together we have built a bank that meets your needs now, and in the future.  From checking and savings accounts to business lines of credit, consumer loans, certificates of deposit, home loans and more, Skagit State Bank has a wide variety of products to suit each of you.

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

Management assessed the effectiveness of Bancorp’s internal control over financial reporting as of December 31, 2011, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.  Based on this assessment, management concluded that as of December 31, 2011, Bancorp’s internal control over financial reporting was effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Skagit State Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Skagit State Bancorp, Inc. and its subsidiary (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Skagit State Bancorp, Inc. and its subsidiary as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Bellingham, Washington
March 9, 2012

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share data) December 31,	2011	2010
ASSETS
ASSETS
Cash and due from banks	$11,119	$10,461
Federal funds sold	41,895	80,413
Investment securities
Available-for-sale, at fair value	265,388	180,971
Held-to-maturity, at amortized cost	34,662	38,367
Loans held for sale	521	78
Loans	353,769	365,319
Allowance for loan losses	(5,183)	(7,079)
Net loans	348,586	358,240
Bank premises and equipment, net	11,036	10,772
Other real estate owned	4,397	5,813
Accrued interest receivable	2,638	2,521
Other assets	3,147	5,235
TOTAL ASSETS	$723,389	$692,871
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits
Interest-bearing	$528,989	$511,782
Non-interest-bearing	91,303	79,099
Total deposits	620,292	590,881
Other borrowings	31,334	34,118
Other liabilities	1,339	1,900
Total liabilities	652,965	626,899
COMMITMENTS AND CONTINGENCIES (Notes 10 and 15)

STOCKHOLDERS’ EQUITY
Common stock no par value, 5,000,000 shares authorized; 581,529 and 587,377 shares issued and outstanding at December 31, 2011 and 2010 respectively	12,644	12,541
Accumulated other comprehensive income, net of tax	3,769	1,639
Retained earnings	54,011	51,792
Total stockholders’ equity	70,424	65,972
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$723,389	$692,871

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

(dollars in thousands, except per share amounts) Years Ended December 31,	2011	2010	2009
INTEREST INCOME
Interest and fees on loans	$20,027	$22,584	$23,243
Investment securities
Taxable	4,836	4,115	4,192
Exempt from federal income tax	998	1,096	1,133
Federal funds sold	152	219	78
Total interest income	26,013	28,014	28,646
INTEREST EXPENSE
Deposits	4,129	5,640	6,877
Other borrowings	269	338	303
Total interest expense	4,398	5,978	7,180
NET INTEREST INCOME	21,615	22,036	21,466
Provision for loan losses	1,229	1,700	3,595
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,386	20,336	17,871
NON-INTEREST INCOME
Service charges on deposits	3,397	3,127	3,005
Other	777	757	736
Gain on sale of assets	257	254	238
Total non-interest income	4,431	4,138	3,979
NON-INTEREST EXPENSES
Compensation and employee benefits	9,193	9,394	9,197
Provision for other real estate owned losses	816	473	1,167
Occupancy and equipment	1,462	1,697	1,727
Data processing	1,771	1,645	1,316
B&O tax expense	423	409	379
Consulting and professional fees	405	398	390
Loan collection and OREO expenses	727	514	583
Advertising	808	708	643
Deposit Insurance	725	947	1,218
Other	1,821	1,650	1,878
Total non-interest expenses	18,151	17,835	18,498
INCOME BEFORE PROVISION FOR INCOME TAX	6,666	6,639	3,352
PROVISION (BENEFIT) FOR INCOME TAX
Current	735	1,569	1,221
Deferred	428	(394)	(1,176)
Total provision for income tax	1,163	1,175	45
NET INCOME	$5,503	$5,464	$3,307
BASIC EARNINGS PER SHARE	$9.39	$9.31	$5.64
DILUTED EARNINGS PER SHARE	$9.38	$9.29	$5.60
DIVIDENDS DECLARED PER SHARE	$4.25	$4.00	$3.50

See accompanying notes to these financial statements.

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2011, 2010 and 2009

			Accum. Other		Total
	Common Stock		Comprehensive	Retained	Stockholders’	Comprehensive
(dollars in thousands, except share and per share amounts)	Shares	Amount	Income (Loss)	Earnings	Equity	Income
BALANCE, December 31, 2008	586,285	$12,042	$2,325	$47,434	$61,801
Comprehensive income
Net income	—	—	—	3,307	3,307	$3,307
Other comprehensive income
Unrealized loss on available-for-sale securities, net of tax benefit of $233	—	—	(453)	—	(453)	(453)
Total other comprehensive income						(453)
Comprehensive income						$2,854
Cash dividend declared, $3.50 per share	—	—	—	(2,059)	(2,059)
Stock options exercised	25	4	—	—	4
Stock compensation expense and restricted stock awards	595	257	—	—	257
BALANCE, December 31, 2009	586,905	$12,303	$1,872	$48,682	$62,857
Comprehensive income
Net income	—	—	—	5,464	5,464	$5,464
Other comprehensive loss
Unrealized loss on available-for-sale securities, net of benefit of $120	—	—	(233)	—	(233)	(233)
Total other comprehensive loss						(233)
Comprehensive income						$5,231
Cash dividend declared, $4.00 per share	—	—	—	(2,354)	(2,354)
Stock compensation expense and restricted stock awards	472	238	—	—	238
BALANCE, December 31, 2010	587,377	$12,541	$1,639	$51,792	$65,972
Comprehensive income
Net income	—	—	—	5,503	5,503	$5,503
Other comprehensive loss
Unrealized gains on available-for-sale securities, net of taxes of $1,097	—	—	2,130	—	2,130	2,130
Total other comprehensive loss						2,130
Comprehensive income	—	—	—	—	—	$7,633
Cash dividend declared, $4.25 per share	—	—	—	(2,489)	(2,489)
Common stock redemption	(6,293)	(136)	—	(795)	(931)
Stock compensation expense and restricted stock awards	445	239	—	—	239
BALANCE, December 31, 2011	581,529	$12,644	$3,769	$54,011	$70,424

See accompanying notes to these financial statements

SKAGIT STATE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in thousands)
Years Ended December 31,	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,503	$5,464	$3,307
Adjustments to reconcile net income to net cash flows from operating activities
Provision for loan losses	1,229	1,700	3,595
Provision for other real estate owned losses	816	473	1,167
Depreciation	603	824	831
Loss (gain) on sale of assets	(1)	—	8
Gain on sale of securities	(1)	—	—
Gain on sale of other real estate owned	(119)	(11)	—
Gain on sale of loans	(136)	(243)	(238)
Amortization of investment security premiums and discounts, net	674	27	(167)
Provision for deferred income taxes	428	(394)	(1,176)
Stock compensation for employee services	239	238	257
Changes in operating assets and liabilities
Originations of loans held for sale	(6,742)	(15,016)	(16,854)
Proceeds from sales of loans held for sale	6,435	15,755	16,868
(Increase) decrease in interest receivable	(117)	10	(101)
Decrease (increase) in other assets	564	354	(1,611)
(Decrease) increase in other liabilities	(561)	433	(1,405)
Net cash flows from operating activities	8,814	9,614	4,481
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities, calls, and principal payments of investment securities — available-for-sale	67,316	56,294	41,122
Proceeds from sale of securities-available-for-sale	2,915	—	—
Purchases of investment securities — available-for-sale	(152,103)	(119,092)	(57,557)
Proceeds from maturities, calls, and principal payments of investment securities — held-to-maturity	8,680	4,982	7,302
Purchases of investment securities — held-to-maturity	(4,967)	(3,043)	(11,080)
Net (increase) decrease in federal funds sold	38,518	(17,882)	(62,531)
Net decrease in loans	7,427	25,290	2,222
Purchase of premises and equipment	(715)	(476)	(642)
Capitalized expenditures for improvements to other real estate owned	—	—	(136)
Proceeds from sale of assets	2	—	—
Proceeds from sale of other real estate owned	1,564	1,252	—
Net cash flows from investing activities	(31,363)	(52,675)	(81,300)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand deposits, money market, NOW and savings accounts	45,751	36,540	30,600
Net increase (decrease) in time deposits	(16,340)	8,905	45,298
Amount paid for redemption of common stock	(931)	—	—
Net increase (decrease) in other borrowings	(2,784)	(4,010)	5,463
Cash dividends	(2,489)	(2,354)	(2,059)
Proceeds from exercise of stock options	—	—	4
Net cash flows from financing activities	23,207	39,081	79,306
NET CHANGE IN CASH AND DUE FROM BANKS	658	(3,980)	2,487
CASH AND DUE FROM BANKS, beginning of year	10,461	14,441	11,954
CASH AND DUE FROM BANKS, end of year	$11,119	$10,461	$14,441
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for income taxes	$1,200	$1,980	$266
Cash paid during the year for interest	$4,476	$6,110	$7,155
SUPPLEMENTAL INFORMATION ABOUT NONCASH FINANCING AND INVESTING ACTIVITIES
Property taken in settlement of loans	$2,407	$1,419	$1,309
Property sold through seller financing	$1,409	$1,105	$—

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

Federal Funds Sold: Federal funds sold include funds the Bank has sold overnight to various financial institutions.  In addition, since the Federal Reserve Bank is currently paying interest on reserves held overnight with them, Bancorp considers reserve funds held at the Federal Reserve Bank as federal funds sold.  Bancorp is required to maintain an average balance with the Federal Reserve Bank or maintain such reserve balances in the form of cash.  The Bank’s reserve requirement as of December 31, 2011 and 2010 was $1.8 million and $1.7 million, respectively.

Investments in federal funds sold are made with various banks. To reduce risk, Bancorp will generally invest no more than $10,000,000 in federal funds sold with any one bank with the exception of the Federal Reserve Bank which there is no limit. Federal funds sold as of December 31, 2011 were $41.9 million and $80.4 million as of December 31, 2010.

Investment Securities: Bancorp’s investment portfolio is classified into two groups.  1) Securities Available-for-Sale (AFS); and 2) Securities Held to Maturity (HTM).  Investment securities classified as available-for-sale are recorded at fair value, with the net unrealized gain or loss included in comprehensive income within the statement of stockholders’ equity, net of tax. Securities available for sale may be sold. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.  Investment securities Bancorp has the intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Purchase premiums or discounts are recognized as adjustments to interest income using the interest method over the period to call or maturity.

investments with fair values that are less than amortized cost are considered impaired.  Impairment may result from either a decline in the financial condition of the issuing entity or, in the case of fixed rate investments, from rising interest rates.  For any security in an unrealized loss position, management assesses whether the security is other-than-temporarily impaired. In estimating other-than-temporary impairment losses, management considers, among other things, the length of time and the extent to which the fair values has been less than cost, the financial condition and near-terms prospects of the issuer, and the intent and ability of Bancorp to retain its investment in the issue for a period of time sufficient to allow for any anticipated recovery in costs. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these investments could differ from the estimated amounts, thereby affecting Bancorp’s financial position, results of operations and cash flows. If the estimated value of investments is less than the cost or amortized cost, Bancorp evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment.

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

Troubled Debt Restructures: Loans are reported as troubled debt restructures when Bancorp grants a concession to a borrower experiencing financial difficulties that it would not otherwise consider.  Examples of such concessions include forgiveness of principal or accrued interest or providing a lower interest rate than market for loans of similar risk.  Interest income on restructured loans is recognized pursuant to the terms of a new loan agreement. At December 31, 2011 there was $729,000 in commitments to lend additional funds to borrowers whose terms have been modified in a troubled debt restructuring.

Allowance for Loan Losses: The allowance for loan losses represents management’s best estimate of losses inherent in the portfolio and is evaluated on a regular basis and reviewed by the Board of Directors.  In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent third party credit reviews. The allowance consists of specific, general and unallocated components; (i) a specific valuation allowance, which is based on a review of substandard or non-accrual loans for specific weaknesses and evaluation of those loans for impairment and loss exposure; (ii) a general allowance, which is based on historical loan loss experience for different loan types and different risk gradings with adjustments for current events and conditions; and (iii) an unallocated allowance which provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance.

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

Accounting Pronouncements: The following accounting pronouncements have been issued and were either effective during 2011 or are not yet effective until a future period for Bancorp:

In January 2010, the FASB issued ASU 2010-06, an update to ASU 820-10, “Fair Value Measurements”. This update adds a new requirement to disclose transfers in and out of level 1 and level 2, along with the reasons for the transfers, and requires a gross presentation of purchases and sales of level 3 activities. Additionally, the update clarifies that entities provide fair value measurement disclosures for each class of assets and liabilities and that entities provide enhanced disclosures around level 2 valuation techniques and inputs. Bancorp adopted the disclosure requirements for level 1 and level 2 transfers, and the expanded fair value measurement and valuation disclosures effective January 1, 2010. The disclosure requirements for level 3 activities were effective for Bancorp for interim and annual periods beginning after December 15, 2010. The adoption of the disclosure requirements had no material impact on Bancorp’s consolidated financial position, results of operations, and earnings per share.

On July 21, 2010, the FASB issued ASU 2010-20 which amends ASU 310 and expands required disclosures for Financing Receivables and the Allowance for Loan and Lease Losses.  The objective of these enhanced disclosures is to improve financial statement users’ understanding of; (i) the nature of a company’s credit risk associated with financing receivables and (ii) the company’s assessment of risk in estimating its allowance for loan and lease losses as well as changes in the allowance and the reasons for those changes. These disclosures, with the exception of the troubled debt restructurings disclosure, were implemented by Bancorp on December 31, 2010.  In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310) — Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring Deferral. These amended disclosure requirements were implemented by Bancorp on July 1, 2011, and for purposes of measuring impairment, were applied retrospectively to January 1, 2011. Disclosures required by ASU 2011-02 are included in Note 3 and 4.

In June 2011, the FASB issued ASU 2011-05 which amends Comprehensive Income (Topic 220).  The amendments require that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements.  The objective is to improve the comparability, consistency and transparency of financial reporting, and to increase the prominence of items reported in other comprehensive income.  These amendments are to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Bancorp does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

NOTE 2 — INVESTMENT SECURITIES

The following tables summarize the aggregate amortized cost and estimated fair value of investment securities as of December 31:

	2011
	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
Available-For-Sale Securities
U.S. government agencies	$128,231	$1,428	$20	$129,639
Residential mortgage-backed securities and collateralized mortgage obligations	120,578	3,875	34	124,419
State and political subdivisions	10,869	466	5	11,330
Total available-for-sale	259,678	5,769	59	265,388
Held-To-Maturity Securities
State and political subdivisions	34,662	1,576	—	36,238
Total held-to-maturity	34,662	1,576	—	36,238
Total investment securities	$294,340	$7,345	$59	$301,626

	2010
	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
Available-For-Sale Securities
U.S. government agencies	$85,474	$612	$311	$85,775
Residential mortgage-backed securities and collateralized mortgage obligations	84,510	2,718	797	86,431
State and political subdivisions	8,504	323	62	8,765
Total available-for-sale	178,488	3,653	1,170	180,971
Held-To-Maturity Securities
State and political subdivisions	38,367	730	235	38,862
Total held-to-maturity	38,367	730	235	38,862
Total investment securities	$216,855	$4,383	$1,405	$219,833

The following tables show the gross unrealized losses and fair value of investments with unrealized losses that are not deemed to be other-than-temporarily impaired as of December 31:

	2011
	Less Than 12 Months		12 Months or Greater		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities
U.S. government agencies	$8,005	$20	$—	$—	$8,005	$20
Residential mortgage-backed securities and collateralized mortgage obligations	7,815	34	—	—	7,815	34
State and political subdivisions	374	5	—	—	374	5
Total available-for-sale	16,194	59	—	—	16,194	59
Held-To-Maturity Securities
State and political subdivisions	—	—	—	—	—	—
Total held-to-maturity	—	—	—	—	—	—
Total investment securities	$16,194	$59	$—	$—	$16,194	$59

	2010
	Less Than 12 Months		12 Months or Greater		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-For-Sale Securities
U.S. government agencies	$35,373	$311	$—	$—	$35,373	$311
Residential mortgage-backed securities and collateralized mortgage obligations	24,599	797	—	—	24,599	797
State and political subdivisions	1,128	62	—	—	1,128	62
Total available-for-sale	61,100	1,170	—	—	61,100	1,170
Held-To-Maturity Securities
State and political subdivisions	12,076	235	—	—	12,076	235
Total held-to-maturity	12,076	235	—	—	12,076	235
Total investment securities	$73,176	$1,405	$—	$—	$73,176	$1,405

At December 31, 2011, Bancorp held no security in the available-for-sale portfolio and no security in the held-to-maturity portfolio that had an unrealized loss for more than one year. Bancorp does not intend to sell securities that are identified as temporarily impaired nor does available evidence suggest it is more likely than not that management will be required to sell any impaired securities. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. Management believes the nature of the securities in the investment portfolio present a high probability of collecting all contractual amounts due. Based on the evaluation, management has determined that no investment security in Bancorp’s investment portfolio is other-than-temporarily impaired.

Available for sale investment securities with a carrying value of $116.9 million and $96.0 million, as of December 31, 2011 and 2010, respectively, were pledged as collateral for public fund deposits, securities sold under agreements to repurchase, Treasury Tax and Loan payments, and Federal Reserve Bank discount window borrowings. Gross realized gains through the sale of available-for-sale securities were $1,000, $0, and $0 for 2011, 2010, and 2009, respectively.  Bancorp had no realized losses through the sale of available-for-sale securities for 2011, 2010, and 2009.  Sales of securities were $2.9 million, $0, and $0 for 2011, 2010, and 2009, respectively.

The amortized cost and estimated fair value of investment securities at December 31, 2011, by contractual maturity, are shown below.  Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2011
	Available-For-Sale		Held-To-Maturity
	Amortized	Estimated	Amortized	Estimated
(dollars in thousands)	Cost	Fair Value	Cost	Fair Value

U.S. government agencies
1 year	$26,018	$26,181	$—	$—
2-5 years	83,796	84,984	—	—
6-10 years	9,149	9,154	—	—
Over 10 years	9,268	9,320	—	—

Residential mortgage-backed securities and collateralized mortgage obligations
1 year	—	—	—	—
2-5 years	—	—	—	—
6-10 years	38,251	40,458	—	—
Over 10 years	82,327	83,961	—	—

State and political subdivisions
1 year	1,233	1,262	6,101	6,130
2-5 years	5,179	5,438	9,977	10,344
6-10 years	2,302	2,426	13,607	14,239
Over 10 years	2,155	2,204	4,977	5,525
Total investment securities	$259,678	$265,388	$34,662	$36,238

NOTE 3 — LOANS

The major segments and classes of loans at December 31 are as follows:

(dollars in thousands)	2011	2010
Commercial	$65,408	$69,177
Commercial real estate
Raw land and land development	36,332	37,233
Other commercial real estate	62,363	65,516
Other real estate
Residential	34,066	34,681
Farmland and owner occupied nonfarm nonresidential	111,484	115,291
Real estate construction
Commercial	1,456	826
Residential	5,242	3,210
Consumer
Home equity	22,070	23,522
Credit cards and other consumer	15,803	16,622
	$354,224	$366,078
Less deferred loan fees	(455)	(759)
Total Loans	$353,769	$365,319

Bancorp’s primary lending activities include real estate loans, commercial loans which include agriculture production loans and consumer purpose loans. Most of Bancorp’s business activity is with customers located within Skagit, Snohomish and Whatcom Counties.

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

Commercial Real Estate: Commercial real estate loans consist of real estate secured loans advanced for non-owner occupied commercial real estate which includes, but is not limited to, office buildings, retail centers, multifamily and warehouses. These loans are typically term loans and are made to purchase or refinance non-owner occupied commercial real estate.  Commercial real estate loans also include real estate secured raw land loans and land development loans which are made to acquire land or finance development preparatory to erecting residential or commercial structures. The primary repayment source for non-owner occupied real estate comes from the rental or lease income and the underlying cash flows generated by the occupant tenant. Risks include the tenant’s ability to pay rents and because the length of time the term loan is outstanding it increases the probability that future events may impact these identified repayment sources.

Land development financing usually involves the purchase of land and lot development in anticipation of further construction or sale of the property. The full value of the collateral does not exist at the time the land development loan is granted and completion of the project within specified costs and time limits results in additional risk. The primary repayment source for a land development loan is dependent on the value of the underlying real estate which is subject to value variation resulting from various economic conditions.

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

Residential construction loans may be made to builders on a speculative basis or with a prearranged sale in place. These loans also may be made to individuals for the purpose of constructing their own residence. The full value of the collateral does not exist at the time the loan is granted and the construction project must be monitored to ensure it is completed within specified costs and time frames. Because of the short term nature of these loans, collateral valuation changes are less typical.

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

Bancorp originates both variable and fixed-rate loans.  At December 31, 2011 and 2010, $154.3 million and $157.1 million of loans outstanding were variable rate loans. Loan participations sold to others totaled $2.3 million and $3.1 million as of December 31, 2011 and 2010.  Bancorp does originate loans intended for sale which are carried at the lower of aggregate cost or fair value. As of December 31, 2011 and 2010, Bancorp held $521,000 and $78,000 as loans held-for-sale.  Gains on sale of loans were $136,000, $243,000 and $238,000 during 2011, 2010 and 2009. The servicing rights on such loans are not retained. There were no sales of loans, other than sales of loans originated as loans held for sale during 2011, 2010 and 2009. In addition, no loans were reclassified to held-for-sale during 2011.  Bancorp acquired no loans with deteriorated credit quality during 2011 or 2010.

Troubled Debt Restructures (TDR): Troubled debt restructures are loans on which, due to the borrower’s financial difficulties, Bancorp has granted a concession that would it would not otherwise consider. Examples of such concessions include forgiveness of principal or accrued interest or providing a lower interest rate than market for loans of similar risk.  Interest income on restructured loans is recognized pursuant to the terms of a new loan agreement if the restructured loan qualifies for accrual status. At December 31, 2011 there was $8.8 million in troubled debt restructures with $729,000 in commitments to lend additional funds to borrowers whose terms have been modified in a troubled debt restructuring.

The following table presents troubled debt restructurings that occurred during the year ended December 31, 2011. The recorded investment is period end balances that are inclusive of all partial pay-downs and charge-offs since the modification date.  Loans modified in a TDR that were fully paid down, charged-off, or foreclosed upon by period are not reported. Bancorp has not forgiven any principal on the above loans.  These troubled debt restructurings were the result of interest rate modifications, payment restructures and/or extended payment terms.

(dollars in thousands) Troubled Debt Restructurings	Number of Contracts	Recorded Investment	Charge-offs to the Allowance
Commercial	4	$628	$—
Commercial real estate
Raw land and land development	5	2,513	—
Other commercial real estate	1	362	—
Other real estate
Residential	6	810	—
Farmland and owner occupied nonfarm nonresidential	2	369	—
Real estate construction
Residential	4	433	—
Consumer
Home equity	1	54	—
Total	23	$5,169	$—

Loans modified in a TDR are typically, but are not always, already considered impaired and in a non-accrual status. In some cases, partial charge-offs have already been taken against the outstanding loan balance, however in other cases the loan’s collateral coverage may be greater or equal to the loan balance.  As a result, loans modified as TDRs did not have a material effect on Bancorp’s determination of the allowance for loan losses.

The following table presents TDR’s that have subsequently defaulted within the first twelve months after restructure.  A subsequent default of a TDR is defined as a TDR that is 60 days or more past due at the end of the time period noted.

(dollars in thousands) Troubled Debt Restructurings that Subsequently Defaulted Twelve months ended December 31, 2011	Number of Contracts	Recorded Investment
Other real estate
Residential	1	$172
Total	1	$172

The following table is an aging analysis of past due loans as of the dates indicated:

December 31, 2011 (dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days and Accruing	Total Past Due	Non-accrual	Current	Total Loan Receivables
Commercial	$38	$—	$—	$38	$267	$65,103	$65,408
Commercial real estate
Raw land and land development	—	—	—	—	7,179	29,153	36,332
Other commercial real estate	—	—	—	—	10	62,353	62,363
Other real estate
Residential	79	34	—	113	1,600	32,353	34,066
Farmland and owner occupied nonfarm nonresidential	—	—	—	—	6,649	104,835	111,484
Real estate construction
Commercial	—	—	—	—	—	1,456	1,456
Residential	—	—	—	—	658	4,584	5,242
Consumer
Home equity	—	—	—	—	88	21,982	22,070
Credit cards and other consumer	147	33	—	180	30	15,593	15,803
Total	$264	$67	$—	$331	$16,481	$337,412	$354,224

December 31, 2010 (dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days and Accruing	Total Past Due	Non-accrual	Current	Total Loan Receivables
Commercial	$—	$50	$—	$50	$3,699	$65,428	$69,177
Commercial real estate
Raw land and land development	—	—	—	—	4,568	32,665	37,233
Other commercial real estate	68	—	—	68	1,135	64,313	65,516
Other real estate
Residential	72	—	—	72	1,047	33,562	34,681
Farmland and owner occupied nonfarm nonresidential	—	—	—	—	1,209	114,082	115,291
Real estate construction
Commercial	—	—	—	—	—	826	826
Residential	—	—	—	—	968	2,242	3,210
Consumer
Home equity	—	—	—	—	105	23,417	23,522
Credit cards and other consumer	141	69	—	210	63	16,349	16,622
Total	$281	$119	$—	$400	$12,794	$352,884	$366,078

The following is a summary of impaired loans as of the dates indicated:

	December 31, 2011
(dollars in thousands)	Unpaid Principal Balance	Recorded Investment with No Related Allowance	Recorded Investment with Related Allowance	Related Allowance	Total Recorded Investment
Commercial	$943	$725	$170	$40	$895
Raw land and land development	9,086	6,850	788	75	7,638
Other commercial real estate	374	11	363	20	374
Residential	2,092	1,984	—	—	1,984
Farmland and owner occupied nonfarm nonresidential	6,935	6,935	—	—	6,935
Construction-commercial	—	—	—	—	—
Construction-residential	658	658	—	—	658
Consumer-home equity	101	34	54	20	88
Credit cards and other consumer	45	30	—	—	30
Total	$20,234	$17,227	$1,375	$155	$18,602

	December 31, 2010
(dollars in thousands)	Unpaid Principal Balance	Recorded Investment with No Related Allowance	Recorded Investment with Related Allowance	Related Allowance	Total Recorded Investment
Commercial	$4,245	$317	$3,382	$540	$3,699
Raw land and land development	5,880	2,285	2,283	350	4,568
Other commercial real estate	1,138	1,135	—	—	1,135
Residential	1,236	1,021	26	2	1,047
Farmland and owner occupied nonfarm nonresidential	6,409	6,286	—	—	6,286
Construction-commercial	—	—	—	—	—
Construction-residential	1,467	968	—	—	968
Consumer-home equity	109	—	105	13	105
Credit cards and other consumer	78	51	12	1	63
Total	$20,562	$12,063	$5,808	$906	$17,871

	December 31, 2011		December 31, 2010
(dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Commercial	$1,796	$8	$1,691	$4
Raw land and land development	6,468	35	6,599	169
Other commercial real estate	893	17	1,074	99
Residential	1,404	4	1,659	76
Farmland and owner occupied nonfarm nonresidential	6,553	7	3,745	140
Construction-commercial	—	—	—	—
Construction-residential	738	—	1,645	44
Consumer-home equity	128	—	84	—
Credit cards and other consumer	43	—	80	—
Total	$18,023	$71	$16,577	$532

Interest income collected on impaired loans was $1.1 million for the year ended December 31, 2009.  Average balances of impaired loans were $13.1 million for the year ended December 31, 2009.  Additional interest income of $935,000, $636,000 and $514,000 would have been recorded for the year ended December 31, 2011, 2010 and 2009, respectively, had non-accrual loans been current in accordance with their original terms. At December 31, 2011, there were $798,000 in unfunded commitments to lend to borrowers representing impaired and non-accruing loans. At December 31, 2011, four relationships represented sixty-five percent of total impaired loans.

Risk Rating System: An effective risk rating system provides information for use in determining the overall level of the allowance for loan loss. Accurate and timely risk rating recognition is a primary component of an effective risk rating system. Risk ratings are reviewed through various channels including the loan approval process, the loan approval and reporting process, an external loan review process and through the regulatory review process. Bancorp risk rates the commercial loan portfolio on a nine-scale system and Bancorp’ consumer loans are risk rated on a four scale system. Risk ratings in both scales are based on levels of risk as defined by the internal risk rating guidance within the Bank’s loan policy.  A commercial loan’s risk rating may change as risk factors change throughout the life of the loan, while with consumer loans the original risk rating assigned at loan origination remains for the life of the loan except when a consumer loan is moved to nonaccrual at which time it is risk rated a substandard loan.

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

Special Mention: These loans have potential weaknesses that deserve management’s close attention. If not checked or left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects by the borrower or in Bancorp’s credit position at some future date. Special mention loans have potential weaknesses caused by characteristics which corrective actions could remedy. These characteristics include, but are not limited to, loans not performing as originally structured due to economic events or industry conditions. While potentially weak, these borrowers are currently marginally acceptable; no loss of principal or interest is envisioned. Special mention loans do not expose Bancorp to sufficient risk to warrant an adverse classification to substandard.

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

The following tables present Bancorp’s risk rating loan balances by class as of December 31, 2011:

		Commercial Credit Indicator
(dollars in thousands)	Pass	Watch	Special Mention	Substandard	Non-Rated	Total
Commercial	$57,590	$3,536	$2,155	$2,127	$—	$65,408
Commercial real estate
Raw land and land development	25,351	—	562	9,508	42	35,463
Other commercial real estate	57,470	50	492	4,336	15	62,363
Other real estate
Residential	17,215	607	864	1,600	463	20,749
Farmland and owner occupied nonfarm nonresidential	94,520	2,935	2,753	10,909	127	111,244
Real estate construction
Commercial	1,456	—	—	—	—	1,456
Residential	562	—	—	658	—	1,220
Consumer
Home equity	1,106	—	499	88	—	1,693
Credit cards and other consumer	—	—	—	30	—	30
Total	$255,270	$7,128	$7,325	$29,256	$647	$299,626

	A	B	C	D	Non-Rated	Total
Commercial	$—	$—	$—	$—	$—	$—
Commercial real estate
Raw land and land development	487	317	65	—	—	869
Other commercial real estate	—	—	—	—	—	—
Other real estate
Residential	8,600	3,004	818	895	—	13,317
Farmland and owner occupied nonfarm nonresidential	240	—	—	—	—	240
Real estate construction
Commercial	—	—	—	—	—	—
Residential	2,795	467	—	760	—	4,022
Consumer
Home equity	14,380	3,415	1,650	861	71	20,377
Credit cards and other consumer	7,241	1,582	616	540	5,794	15,773
Total	$33,743	$8,785	$3,149	$3,056	$5,865	$54,598

The following tables present Bancorp’s risk rating loan balances by class as of December 31, 2010:

		Commercial Credit Indicator
(dollars in thousands)	Pass	Watch	Special Mention	Substandard	Non-Rated	Total
Commercial	$54,940	$6,744	$1,136	$6,352	$5	$69,177
Commercial real estate
Raw land and land development	23,174	800	2,029	10,599	47	36,649
Other commercial real estate	57,342	358	5,548	2,253	15	65,516
Other real estate
Residential	17,091	452	559	1,952	505	20,559
Farmland and owner occupied nonfarm nonresidential	88,266	8,263	4,426	13,756	320	115,031
Real estate construction
Commercial	498	—	—	328	—	826
Residential	1,741	—	—	968	—	2,709
Consumer
Home equity	1,367	—	500	245	—	2,112
Credit cards and other consumer	—	—	—	63	—	63
Total	$244,419	$16,617	$14,198	$36,516	$892	$312,642

		Consumer Credit Indicator
	A	B	C	D	Non-Rated	Total
Commercial	$—	$—	$—	$—	$—	$—
Commercial real estate
Raw land and land development	164	326	94	—	—	584
Other commercial real estate	—	—	—	—	—	—
Other real estate
Residential	9,715	2,485	1,129	793	—	14,122
Farmland and owner occupied nonfarm nonresidential	260	—	—	—	—	260
Real estate construction
Commercial	—	—	—	—	—	—
Residential	215	155	—	131	—	501
Consumer
Home equity	16,195	2,677	1,537	949	52	21,410
Credit cards and other consumer	7,586	1,663	754	581	5,975	16,559
Total	$34,135	$7,306	$3,514	$2,454	$6,027	$53,436

NOTE 4 — ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents management’s best estimate of losses inherent in the portfolio and is evaluated on a regular basis and reviewed by the Board of Directors. The allowance for possible loan losses includes allowance allocations in accordance with Accounting Standards Codification (ASC) Topic 310, “Receivables” and allowance allocations calculated in accordance with ASC Topic 450, “Contingencies.”  In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent third party credit reviews. Bancorp’s process is designed to account for credit deterioration as it occurs.  The allowance is based upon Bancorp’s evaluation of the pertinent factors underlying the quality and composition of the loan portfolio, levels and trends in losses and delinquencies, current economic conditions, specific industry conditions and estimated value of any underlying collateral. These evaluations are inherently subjective and it requires management to make numerous assumptions, estimates and judgments that are susceptible to significant revision as more information becomes available.

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

The assessment for impairment occurs when and while loans are designated as substandard per Bancorp’s internal risk rating system or when and while such loans are on non-accrual or when loans are considered troubled debt restructures. Substandard, troubled debt restructured loans or non-accrual loans with an outstanding balance of $250,000 or more, are reviewed for impairment and are analyzed individually on a quarterly basis. Generally, smaller balance loans, including commercial loans under the threshold or consumer and credit card loans, are grouped with other loans in its product type and risk grade category for reserve purposes. In general, the specific allocation for a loan is equal to the impairment measured by ASC 310.  If the loan is collateral dependent, a specific reserve is established when the value of the loan collateral is less than Bancorp’s recorded investment in the loan.  If the loan is not collateral dependent, a specific allocation is established when the discounted cash flow expected to be collected is less than Bancorp’s recorded investment in the loan.

General Allowance: The general allowance is based on historical loan loss experience for different loan types and different risk gradings with adjustments for current events and conditions.  Bancorp’s loan portfolio is broken into different loan types and different risk ratings.  For real estate and commercial loans, Bancorp uses historical loss experience factors by loan category, adjusted for changes in trends and conditions, to help determine an indicated allowance for each category based on individual risk ratings. In addition, other factors are considered in the analysis including volumes and trends of delinquencies, levels of nonaccrual loans, repossessions and bankruptcies, trends in criticized and classified loans, and expected losses on loans secured by real estate, new policies, economic conditions, concentrations of credit risk, management’s judgment about risks inherent in the portfolio and the experience and abilities of lending personnel are also taken into consideration. Historical loss rates for commercial and real estate type loans are established by examining historical charge-off data for each pool of loans, typically over the last 5 years (although the period may be shortened based on current and expected trends and conditions). Bancorp’s process is designed to account for credit deterioration as it occurs. Loss factor rates for consumer loans are based on West Coast consumer loan loss statistics from Equifax and the loss factors for Credit Cards are based on Federal Reserve Statistical loss rates.

Unallocated General Allowance: An unallocated general allowance is established based on an additional review of the adequacy of the allowance on the loan portfolio in its entirety, as well as our judgmental consideration of any adjustments necessary for subjective factors such as economic uncertainties and concentration risks. The unallocated allowance also provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance.

The following is an analysis of the changes in the allowance for loan losses as of December 31, 2011, 2010 and 2009:

(dollars in thousands) Allowance for loan losses: December 31, 2011	Commercial	Commercial Real Estate	Other Real Estate	Real Estate Construction	Consumer	Unallocated	Total
Balance, beginning of year	$1,494	$2,564	$1,400	$67	$855	$699	$7,079
Loans charged off	(1,430)	(1,132)	(417)	(15)	(383)	—	(3,377)
Recoveries	33	6	109	—	104	—	252
Provision (benefit)	1,107	148	23	45	94	(188)	1,229
Balance, end of year	$1,204	$1,586	$1,115	$97	$670	$511	$5,183

Ending balance: individually evaluated for impairment	$40	$95	$—	$—	$20	$—	$155
Ending balance: collectively evaluated for impairment	$1,164	$1,491	$1,115	$97	$650	$511	$5,028

Loans Receivable:
Ending balance	$65,408	$98,695	$145,550	$6,698	$37,873		$354,224
Ending balance: individually evaluated for impairment	$895	$8,012	$8,919	$658	$118		$18,602
Ending balance: collectively evaluated for impairment	$64,513	$90,683	$136,631	$6,040	$37,755		$335,622

(dollars in thousands) Allowance for loan losses: December 31, 2010	Commercial	Commercial Real Estate	Other Real Estate	Real Estate Construction	Consumer	Unallocated	Total
Balance, beginning of year	$1,457	$2,287	$1,156	$328	$924	$731	$6,883
Loans charged off	(635)	(55)	(340)	(239)	(385)	—	(1,654)
Recoveries	55	—	7	—	88	—	150
Provision (benefit)	617	332	577	(22)	228	(32)	1,700
Balance, end of year	$1,494	$2,564	$1,400	$67	$855	$699	$7,079

Ending balance: individually evaluated for impairment	$540	$350	$2	$—	$14	$—	$906
Ending balance: collectively evaluated for impairment	$954	$2,214	$1,398	$67	$841	$699	$6,173

Loans Receivable:
Ending balance	$69,177	$102,749	$149,972	$4,036	$40,144		$366,078
Ending balance: individually evaluated for impairment	$3,699	$5,703	$7,333	$968	$168		$17,871
Ending balance: collectively evaluated for impairment	$65,478	$97,046	$142,639	$3,068	$39,976		$348,207

(dollars in thousands) Allowance for loan losses: December 31, 2009	Commercial	Commercial Real Estate	Other Real Estate	Real Estate Construction	Consumer	Unallocated	Total
Balance, beginning of year	$1,683	$1,218	$951	$291	$590	$717	$5,450
Loans charged off	(317)	(1,367)	(155)	(284)	(474)	—	(2,597)
Recoveries	90	—	207	—	138	—	435
Provision (benefit)	1	2,436	153	321	670	14	3,595
Balance, end of year	$1,457	$2,287	$1,156	$328	$924	$731	$6,883

Ending balance: individually evaluated for impairment	$22	$936	$14	$203	$5	$—	$1,180
Ending balance: collectively evaluated for impairment	$1,435	$1,351	$1,142	$125	$919	$731	$5,703

Loans Receivable:
Ending balance	$76,858	$102,375	$159,524	$14,636	$41,152		$394,545
Ending balance: individually evaluated for impairment	$1,053	$10,247	$10,198	$2,711	$159		$24,368
Ending balance: collectively evaluated for impairment	$75,805	$92,128	$149,326	$11,925	$40,993		$370,177

NOTE 5 — BANK PREMISES AND EQUIPMENT

The major classifications of bank premises and equipment are as follows:

(dollars in thousands)	2011	2010
Land	$4,031	$3,980
Buildings and leasehold improvements	10,961	10,582
Furniture, fixtures and equipment	5,586	5,233
	20,578	19,795
Less accumulated depreciation	(9,542)	(9,023)
Total bank premises and equipment	$11,036	$10,772

Depreciation expense on premises and equipment was $603,000 in 2011, $824,000 in 2010, and $831,000 in 2009.

NOTE 6 — DEPOSITS

The major classifications of deposits and the total remaining maturities for time deposits at December 31 are as follows:

(dollars in thousands)	2011	2010
Non-interest-bearing demand	$91,303	$79,099
Interest-bearing demand	119,229	109,085
Money market deposit accounts	93,767	87,289
Savings	116,993	100,068
Subtotal	$421,292	$375,541

Time Deposits
Due within one year	$165,610	$173,438
After one year but within two years	26,004	37,845
After two years but within three years	6,399	2,822
After three years but within four years	231	397
After four years but within five years	49	238
After five years	707	600
Total time deposits	$199,000	$215,340
Total deposits	$620,292	$590,881

Certificates of deposit, greater than or equal to $100,000 included in the above amounts, totaled $107.2 million and $116.7 million at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, $258,000 and $244,000 in deposit overdrafts were reclassified as loans outstanding.  At December 31, 2011 and 2010, brokered time deposits totaled $15.7 million and $19.5 million, respectively.

NOTE 7 — OTHER BORROWINGS

The Bancorp’s primary source of other borrowings include securities sold under agreement to repurchase, federal funds purchased from correspondent banks, and discount window borrowings from the Federal Reserve Bank of San Francisco.  The following table details Bancorp’s other borrowings as of December 31:

(dollars in thousands)	2011	2010
Balance outstanding at end of year	$31,334	$34,118
Weighted average interest rate at year end	0.68%	0.85%
Maximum month-end balance during the year	$38,516	$45,731
Average monthly balance during the year	$34,338	$38,516
Weighted average interest rate during the year	0.78%	0.88%
Carrying value of collateral for repurchase agreements	$45,030	$45,476
Range of interest rates	0.25% - 2.00%	0.40% - 2.00%

Bancorp offers repurchase agreements to its customers.  The agreements are fully collateralized by certain securities of the U.S. Government and its agencies and other approved investments including FHLB, FNMA, FFCB and FHLMC securities under agreements to repurchase. The securities underlying the agreements are held by a safekeeping agent. Securities sold under agreements to repurchase were $31.3 million and $34.1 million as of December 31, 2011 and December 31, 2010, respectively.  All securities sold under agreements as of December 31, 2011 are scheduled to mature during 2012.

Bancorp has the capacity to borrow funds from the Federal Reserve Bank. As of December 31, 2011, Bancorp held investment securities at the Federal Reserve with a market value of $57.5 million as collateral for discount window borrowings.  Bancorp also has federal funds credit lines at other financial institutions which are subject to the financial institution’s availability of funds and Bancorp’s financial position.  There were no outstanding borrowings under these lines as of December 31, 2011 and 2010.

NOTE 8 — INCOME TAXES

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:

	2011		2010		2009
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate

Income tax provision at statutory rate	$2,266	34.0%	$2,257	34.0%	$1,140	34.0%
Effect of non-taxable interest income	(339)	(5.1)	(373)	(5.6)	(385)	(11.5)
Non-deductible expenses	420	6.3	425	6.4	440	13.1
Tax Credits	(1,190)	(17.8)	(1,190)	(17.9)	(1,219)	(36.4)
Other	6	—	56	0.8	69	2.1
Total income taxes	$1,163	17.4%	$1,175	17.7%	$45	1.3%

The tax credits noted in the preceding table are from Bancorp’s investment in Qualified Zone Academy Bonds.  In lieu of receiving periodic interest payments, Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits become available one year after the bond is issued and each successive one year period thereafter until maturity.  At December 31, 2011 and 2010, Bancorp had $18.6 million in Qualified Zone Academy Bonds.  At December 31, 2011, Qualified Zone Academy Bonds had maturity dates ranging from approximately less than a year to 11 years.  The tax credits earned were $1.2 million for each of the last three years ended 2011, 2010 and 2009, respectively.

The following table shows the nature and components of Bancorp’s net deferred tax assets as of December 31:

(dollars in thousands)	2011	2010
Deferred Tax Assets
Allowance for loan losses	$1,762	$2,407
Other deferred tax assets	576	387
Other accrued expenses	202	112
Other real estate owned	569	484
Total deferred assets	3,109	3,390

Deferred Tax Liabilities
Deferred loan fees for tax purposes in excess of amounts deferred for financial reporting	(54)	(38)
Investment securities	(44)	(37)
Premises and equipment	(240)	(151)
Unrealized gain on securities available-for-sale	(1,942)	(844)
Other	(86)	(50)
Total deferred liabilities	(2,366)	(1,120)
Net deferred tax asset	$743	$2,270

As of December 31, 2011, a valuation allowance against deferred tax assets has not been established as it is more likely than not, based on Bancorp’s historical performance, that these deferred tax assets will be realized. Our policy is to recognize interest and penalties on unrecognized tax benefits in Bancorp’s provision for income taxes. There were no amounts related to interest and penalties recognized for the years ended December 31 2011, 2010 and 2009.  The tax years subject to examination by federal taxing authorities are for the years ending December 31, 2010, 2009 and 2008.

NOTE 9 — EMPLOYEE BENEFIT PLANS

401(k) Plan: Bancorp has a 401(k) plan covering substantially all of its employees. Eligible employees may contribute amounts through payroll deductions. Bancorp matches 100% of each eligible employee’s elected contributions, up to a maximum of 4% of the employee’s annual eligible compensation. At the discretion of the Board of Directors, Bancorp also makes an annual discretionary profit sharing contribution of 2%, which is allocated to eligible employees based upon annual eligible compensation. All employee contributions vest immediately and employer contributions vest over a 6 year period.  Employees have the option of investing contributions among selected mutual funds. During years ended December 31, 2011, 2010 and 2009, Bancorp contributed approximately $315,000, $370,000 and $384,000, respectively, to the 401(k) plan.

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

No options or awards were granted in 2011 or 2010.  During 2009, Bancorp granted 10,455 options. It is the Bancorp’s policy to issue new shares of common stock for options and restricted stock awards.  Total equity compensation expense was $239,000 in 2011, $238,000 in 2010 and $256,000 in 2009. In 2011 and 2010, no options were exercised. In 2009, cash received from the exercise of options and restricted stock awards totaled $4,000. There was no tax benefit realized on stock options and restricted stock awards in 2011, 2010 and 2009.

Stock Options: No stock options were awarded in 2011 or 2010. All options granted during 2009 were Incentive Stock Options and were granted at a price equal to the market value of the stock on the grant date, have a term of 10 years and vest over a five year period.  Bancorp measures the fair value of each stock option at the date of the grant, using the Black Scholes option valuation model.  The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense.  The fair value of all options is amortized on a straight-line basis over the vesting periods. Estimated forfeitures will be evaluated in subsequent periods and may change based on new facts and circumstances.  Assumptions used in arriving at the fair value of options granted are presented in the following table.

2009
Expected price volatility	18.41%
Risk-free interest rate	2.05%
Dividend yield on underlying stock	2.30%
Weighted-average expected life in years	7.00
Weighted-average grant date fair value	30.78

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

The following table summarizes the activity related to options outstanding at December 31, 2011. The aggregate intrinsic value represents the total pretax intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option or award, times the number of shares).

(dollars in thousands except share and per share amounts)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2011	27,986	$179.91	6.60	$—
Granted	—	—	—	—
Expired	2,000	—	—	—
Forfeited	1,069	—	—	—
Outstanding at December 31, 2011	24,917	$179.58	6.01	$—
Exercisable at December 31, 2011	17,184	$173.30	5.61	$—

The unrecognized share-based compensation cost relating to stock option expense at December 31, 2011 was $167,000 which will be recognized over the remaining vesting schedule of the options.  The total intrinsic value of options exercised during the twelve months ended December 31, 2011, 2010 and 2009 was $0, $0 and $1,000.  The total fair value of shares vested during the year ended December 31, 2011, 2010, and 2009 was $872,000, $857,000 and $676,000.

A summary of the status of Bancorp’s non-vested stock options as of December 31, 2011, and activity during the year ended December 31, 2010, is presented below:

	Shares	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2011	13,902	$31.45
Awarded	—	—
Vested	5,607	32.05
Forfeited	562	31.08
Nonvested at December 31, 2011	7,733	$31.04

Stock Awards: Recipients of restricted stock awards do not pay any cash consideration to Bancorp for the shares and receive all dividends with respect to all such shares, whether or not shares have vested.  The awards vest over a five year period.  Bancorp measures the fair value of each stock award at the date of the grant and recognizes compensation based on the market price of Bancorp’s common stock.  The unrecognized share-based compensation cost relating to restricted stock awards expense at December 31, 2011 was $52,000, which will be recognized over the remaining years of the original five year vesting period of the awards.  No awards were granted during 2011, 2010 or 2009. The total intrinsic value of stock awards exercised and the total fair value of shares vested during the year ended December 31, 2011, 2010 and 2009 was $69,000, $72,000 and $112,000.

The following table summarizes the activity relating to restricted stock awards outstanding at December 31, 2011. The aggregate intrinsic value represents the total pretax intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option or award, times the number of shares).

(dollars in thousands except share and per share amounts)	Shares	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2011	969	1.90	$145
Granted	—	—	—
Vested	445	—	69
Forfeited	30	—	—
Outstanding at December 31, 2011	494	1.14	$73

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

Commitments to originate loans or provide funds under existing lines of credit or to fund municipal warrants are agreements to lend to a customer as long as there is no violation of conditions established in the loan documents. Commitments generally have fixed expiration dates or other termination clauses. Total commitment amounts may not necessarily represent future cash-flow requirements. Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Commercial and standby letters of credit are granted primarily to commercial borrowers and are primarily issued to support public and private borrowing arrangements.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bancorp has not incurred any losses on its letter of credit commitments in 2011, 2010 or 2009.

The following table represents the off-balance sheet commitments with their remaining terms as of December 31, 2011: (dollars in thousands)

	Total	Less Than One Year	One Year Through Three Years	Three Years Through Five Years	Thereafter
Unfunded commitments to extend credit	$62,123	$30,299	$9,054	$7,577	$15,193
Credit card arrangements	11,412	11,412	—	—	—
Commitments to fund municipal warrants	3,133	2,151	959	—	23
Standby letters of credit	2,079	1,317	473	253	36

NOTE 11 — FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Investment Securities — The securities classified as available for sale are reported at fair value utilizing quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or other inputs that are observable or can be derived from or corroborated by observable market data by correlation or other means. The fair values for held-to-maturity securities including fixed rate warrants and qualified zone academy bonds are estimated using discounted cash flow analysis using interest rates currently being offered for tax-exempt municipal securities of similar terms or the current qualified zone academy bond interest rates.

Loans — The fair value of loans is estimated by discounting anticipated future cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality as of the balance sheet date.  An overall liquidity discount was also used for 2011 and 2010.  Collateral dependent impaired loans were not subjected to discounted cash flow analysis as they are already considered to be held at fair value.

Deposits — The fair values disclosed for demand, savings, and money market accounts are equal to their carrying amounts. The fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits.

Off-Balance-Sheet Instruments — Commitments to extend credit and standby letters of credit represent the principal categories of off-balance sheet financial instruments.  The fair value of these instruments is not considered material since they are for relatively short periods of time and are subject to customary credit terms, which would not include terms that would expose Bancorp to significant gains or losses.

The carrying amounts and estimated fair values of Bancorp’s financial instruments at December 31, 2011 and 2010 are as follows:

	2011		2010
	Carrying		Carrying
(dollars in thousands)	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and due from banks	$11,119	$11,119	$10,461	$10,461
Federal funds sold	41,895	41,895	80,413	80,413
Investment securities	300,050	301,626	219,338	219,833
Net loans	348,586	331,484	358,240	338,704
Accrued interest receivable	2,638	2,638	2,521	2,521

Financial Liabilities
Demand and savings deposits	421,292	421,292	375,541	375,541
Time deposits	199,000	199,956	215,340	216,736
Other borrowings	31,334	31,334	34,118	34,118

Accrued interest payable	156	156	234	234

NOTE 12 — FAIR VALUE MEASUREMENTS

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

In general, Bancorp determines fair value based upon quoted prices when available or through the use of alternative approaches, such as matrix or model pricing, when market quotes are not readily accessible or available. The valuation techniques used are based on observable and unobservable inputs.  Valuation adjustments may be made to ensure that financial instruments are recorded at fair value.  While management believes Bancorp’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions used to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There were no transfers between levels during 2011.

Investment Securities Available for Sale — Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, Bancorp obtains fair value measurements from an independent pricing service.  The fair value measurements include considerable observable data that may include dealer quotes, market spreads, cash flows, the treasury yield curve, yield/spread relationships, consensus prepayment rates, and the bonds terms and conditions, among other things.

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

The table below shows assets measured at fair value on a recurring basis as of the dates indicated:

(dollars in thousands)		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description		(Level 1)	(Level 2)	(Level 3)
December 31, 2011
Available-for-sale securities
U.S. Treasury and government agencies	$129,639	$—	$129,639	$—
Residential mortgage-backed securities and collateralized mortgage obligations	124,419	—	124,419	—
State and political subdivisions	11,330	—	11,330	—
Total	$265,388	$—	$265,388	$—

December 31, 2010
Available-for-sale securities
U.S. government agencies	$85,775	$—	$85,775	$—
Residential mortgage-backed-securities	86,431	—	86,431	—
State and political subdivisions	8,765	—	8,765	—
Total	$180,971	$—	$180,971	$—

The table below shows assets measured at fair value on a non-recurring basis as of the dates indicated:

(dollars in thousands)		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total Gains/(Losses) for the Twelve
Description		(Level 1)	(Level 2)	(Level 3)	Months Ended
December 31, 2011
Impaired loans
Commercial	$855	$—	$—	$855	$40
Commercial real estate	7,917	—	—	7,917	(1,387)
Other real estate	8,919	—	—	8,919	(96)
Real estate construction	658	—	—	658	—
Consumer	98	—	—	98	(6)
Other real estate owned	4,397	—	—	4,397	(816)
Total	$22,844	$—	$—	$22,844	$(2,265)

December 31, 2010
Impaired loans
Commercial	$3,159	$—	$—	$3,159	$(1,065)
Commercial real estate	5,353	—	—	5,353	578
Other real estate	7,331	—	—	7,331	(241)
Real estate construction	969	—	—	969	(114)
Consumer	153	—	—	153	(29)
Other real estate owned	5,813	—	—	5,813	(473)
Total	$22,778	$—	$—	$22,778	$(1,344)

Gains and losses on impaired loans in the table above are the result of charge-offs and/or changes to specific valuation allowances recorded to the allowance for loan losses for the period specified.

Gains and losses on other real estate owned in the table above are the result of write-downs which are charged against earnings for the period specified.

NOTE 13 — RELATED PARTY TRANSACTIONS

Loans to directors, executive officers, principal stockholders of Bancorp and their affiliates are subject to regulatory limitations. In the opinion of management, related party loans and deposits are transacted as part of Bancorp’s normal course of business, and are not subject to preferential terms or conditions.  At December 31, 2011 and 2010, loans outstanding to directors and executive officers were $11.2 million and $11.6 million, respectively.  During 2011, advances or new loans totaled $9.1 million and repayments totaled $9.5 million.  During 2011 and 2010, there were no loans to related parties that were considered to be classified or impaired. Deposits from related parties totaled $11.4 million and $17.3 million at December 31, 2011 and 2010, respectively.

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

Quantitative measures, established by regulation to ensure capital adequacy, require maintenance of minimum amounts and ratios (set forth in the table on the following page) of total and Tier I capital to risk weighted assets (as defined in the regulations), and of Tier I capital to average assets. As of the most recent notification from the Bank’s primary regulator, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2011, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were “well-capitalized” pursuant to such regulations. There are no conditions or events since that notification that management believes have changed the Bank’s category.  Payments of dividends are subject to federal regulatory requirements and cash dividends paid by Skagit State Bank to Skagit State Bancorp, Inc. are subject to both federal and state regulatory requirements.

The following table sets forth the amounts and ratios regarding actual and minimum regulatory capital requirements, together with the amounts and ratios required to meet the definition of a “well-capitalized” institution.

						To Be Well
						Capitalized Under
			For Capital			Prompt Corrective
	Actual		Adequacy Purposes			Action Provisions
(dollars in thousands)	Amount	Ratio	Amount		Minimum Ratio	Amount		Ratio
As of December 31, 2011
Total Capital (to Risk-Weighted Assets)
Skagit State Bank	$71,574	16.34%	$35,042	>	8.00%	$43,802	>	10.00%
Skagit State Bancorp, Inc.	$71,909	16.41%	$35,054	>	8.00%	$43,818	>	10.00%

Tier I Capital (to Risk-Weighted Assets)
Skagit State Bank	$66,320	15.14%	$17,521	>	4.00%	$26,281	>	6.00%
Skagit State Bancorp, Inc.	$66,655	15.21%	$17,527	>	4.00%	$26,291	>	6.00%
Tier I Capital (to Average Assets)
Skagit State Bank	$66,320	9.20%	$28,836	>	4.00%	$36,045	>	5.00%
Skagit State Bancorp, Inc.	$66,655	9.25%	$28,836	>	4.00%	$36,045	>	5.00%

As of December 31, 2010
Total Capital (to Risk-Weighted Assets)
Skagit State Bank	$69,658	15.75%	$35,378	>	8.00%	$44,222	>	10.00%
Skagit State Bancorp, Inc.	$69,882	15.80%	$35,389	>	8.00%	$44,237	>	10.00%
Tier I Capital (to Risk-Weighted Assets)
Skagit State Bank	$64,111	14.50%	$17,689	>	4.00%	$26,533	>	6.00%
Skagit State Bancorp, Inc.	$64,333	14.54%	$17,695	>	4.00%	$26,542	>	6.00%
Tier I Capital (to Average Assets)
Skagit State Bank	$64,111	9.27%	$27,673	>	4.00%	$34,592	>	5.00%
Skagit State Bancorp, Inc.	$64,333	9.30%	$27,673	>	4.00%	$34,592	>	5.00%

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

NOTE 16 — EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share for the years ended:

(dollars in thousands except share and per share amounts)	2011	2010	2009
Numerator:
Net income	$5,503	$5,464	$3,307
Denominator:
Denominator for basic earnings per share - Weighted average shares outstanding	586,115	587,178	586,623
Effect of dilutive securities:
Stock options and restricted stock grants	711	1,256	3,690
Denominator for diluted earnings per share - Weighted average shares outstanding	586,826	588,434	590,313
Basic earnings per share	$9.39	$9.31	$5.64
Diluted earnings per share	$9.38	$9.29	$5.60

Potentially dilutive securities that were not included in the computation of diluted EPS because to do so would be anti-dilutive	26,943	22,792	8,323

NOTE 17 — PARENT COMPANY (ONLY) FINANCIAL INFORMATION

The following table presents the condensed financial statements for Skagit State Bancorp, Inc. (parent company only) at December 31, 2011 and 2010:

Condensed Balance Sheet
December 31,	2011	2010
Assets
Cash and due from banks	$184	$93
Other assets	151	144
Investment in subsidiary	70,089	65,750
Total Assets	$70,424	$65,987

Liabilities
Other liabilities	$—	$15
Stockholders’ equity
Common stock	12,644	12,541
Accumulated other comprehensive income, net of tax	3,769	1,639
Retained earnings	54,011	51,792
Total stockholders’ equity	70,424	65,972
Total Liabilities and Stockholders’ Equity	$70,424	$65,987

Condensed Statement of Income
Year Ended December 31,	2011	2010	2009
Non-interest expense	$309	$286	$328
Loss before income tax benefit and equity in undistributed income of subsidiaries	(309)	(286)	(328)
Income tax benefit	104	91	91
Loss before equity in undistributed income of subsidiaries	(205)	(195)	(237)
Undistributed income of subsidiaries	1,970	3,105	1,185
Dividend income from Bank	3,738	2,554	2,359
Net Income	$5,503	$5,464	$3,307

Condensed Statement of Cash Flows
Year Ended December 31,	2011	2010	2009
Cash Flows from Operating Activities:
Net Income	$5,503	$5,464	$3,307
Adjustments to reconcile net income to net cash flows from operating activities:
Equity in undistributed (earnings) losses of subsidiary	(1,970)	(3,105)	(1,185)
Other assets	(7)	89	(91)
Other liabilities	(15)	(20)	35
Net cash flows from operating activities	3,511	2,428	2,066

Cash Flows from Financing Activities:
Amount paid for redemption of common stock	(931)	—	—
Cash dividends paid to stockholders	(2,489)	(2,354)	(2,059)
Proceeds for exercise of stock options	—	—	4
Net cash flows from financing activities	(3,420)	(2,354)	(2,055)

Cash and due from banks, beginning of year	93	19	8
Cash and due from banks, end of year	$184	$93	$19

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

Allowance for Loan Losses: The allowance for loan losses represents management’s best estimate of losses inherent in the portfolio and is evaluated on a regular basis and reviewed by the Board of Directors. In analyzing the adequacy of the allowance for loan losses, we utilize a comprehensive loan grading system to determine the risk potential in the portfolio and also consider the results of independent third party credit reviews. The allowance consists of specific, general and unallocated components; (i) a specific valuation allowance, in accordance with Accounting Standards Codification (ASC) Topic 310, “Receivables”, which is based on a review of substandard or non-accrual loans for specific weaknesses and evaluation of those loans for impairment and loss exposure; (ii) a general allowance calculated in accordance with ASC Topic 450, “Contingencies”, which is based on historical loan loss experience for different loan types and different risk gradings with adjustments for current events and conditions; and (iii) an unallocated allowance which provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance.

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

Other Real Estate Owned: Other real estate owned includes properties acquired through foreclosure and other properties owned but no longer used for banking purposes.  These properties are recorded at the lower of the recorded amount of the loan, or estimated fair value less estimated costs to sell based on periodic evaluations using Level 3 inputs.  Generally, valuation of the property occurs when it is foreclosed upon and annually thereafter.  Write-downs arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.  Subsequent write-downs after acquisition, identified through management’s periodic valuations, are taken through non-interest expenses. Legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property are capitalized to the extent they are deemed to be recoverable; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in non-interest income or expense.

Investment Securities: Investments with fair values that are less than amortized cost are considered impaired.  Impairment may result from either a decline in the financial condition of the issuing entity or, in the case of fixed rate investments, from rising interest rates.

For any security in an unrealized loss position, management assesses whether the security is other-than—temporarily impaired. In estimating other-than-temporary impairment losses, management considers, among other things, the length of time and the extent to which the fair values have been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of Bancorp to retain its investment in the issue for a period of time sufficient to allow for any anticipated recovery in costs. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these investments could differ from the estimated amounts, thereby affecting Bancorp’s financial position, results of operations and cash flows. If the estimated value of investments is less than the cost or amortized cost, Bancorp evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment.

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

Annually, Bancorp reviews its uncertain tax positions and evaluates these deferred tax assets to determine if those tax benefits are expected to be realized in future periods.  This evaluation includes reviewing the evidence currently available, both positive and negative, including existence of taxes paid in available carry-back years, forecasts of future income, cumulative losses, applicable tax planning strategies and assessments of the current and future economic and business conditions. To the extent a deferred tax asset is no longer considered “more likely than not” to be realized, a deferred tax valuation allowance is established. This valuation allowance reduces deferred tax assets to the amount expected to be realized.

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

2011 OVERVIEW

Net income was $5.5 million for 2011 and 2010. However, within total net income, from 2010 to 2011, net income was negatively impacted by decreased net interest income and increased provisions for other real estate losses, but was offset by decreases in the provision for loan losses, compensation and employee benefits, occupancy and equipment expenses, and FDIC insurance premiums and by an increase in service charges on deposits.

Provision for loan losses decreased to $1.2 million in 2011 compared to $1.7 million in 2010 and $3.6 million in 2009.  2011 net-charge-offs exceeded provisions by $1.9 million and the allowance for loan losses to net loans ratio decreased to 1.49 percent at December 31, 2011 compared to 1.98% at December 31, 2010 and 1.78% at December 31, 2009.  Loans adversely classified as substandard or special mention decreased to $36.6 million or 10.3% of total loans at December 31, 2011 compared to $50.7 million or 13.9% of total loans at December 31, 2010.  Non-performing assets increased to $20.9 million at December 31, 2011 compared to $18.6 million at December 31, 2010.

Total assets increased to $723.4 million at December 31, 2011 compared to $692.9 million at December 31, 2010.

Investment securities and federal funds sold increased to $341.9 million at December 31, 2011 compared to $299.8 million at December 31, 2010 while loan portfolio balances decreased $11.6 million during 2011 to $353.8 million. This decrease in loan balances reflects the current market conditions and the lower demand and lower availability of quality loans.

Total deposits increased $29.4 million or 5.0% to $620.3 million at December 31, 2011. Within the deposit increase total, core deposits increased $45.8 million and time deposits decreased $16.3 million.

At December 31, 2011, Bancorp continued to exceed regulatory capital requirements for well-capitalized financial institutions. Bancorp’s Total Risk-Based Capital ratio was 16.41% compared to 15.80% at December 31, 2010, which exceeded the regulatory well-capitalized requirement of 10%.  Stockholders’ equity increased to $70.4 million at December 31, 2011 from $66.0 million at December 31, 2010.

Bancorp increased dividends to shareholders during 2011 to $4.25 per share from to $4.00 per share in 2010.

RESULTS OF OPERATIONS

Net income was $5.5 million or $9.38 per diluted earnings per share for 2011 compared to $5.5 million or $9.29 per diluted earnings per share in 2010 and $3.3 million or $5.60 per diluted share in 2009. Return on average assets was 0.77 percent in 2011 compared to 0.81 percent and 0.56 percent in 2010 and in 2009.  Return on average equity was 8.03 percent in 2011 compared to 8.30 percent and 5.22 percent in 2010 and 2009.

Within total net income, from 2010 to 2011, net income was negatively impacted by decreased net interest income and increased provisions for other real estate losses, but was positively impacted by decreases in the provision for loan losses, compensation and employee benefits, occupancy and equipment expenses, and FDIC insurance premiums and by an increase in service charges on deposits. The decrease in net income during 2010 was primarily attributable to decreased net interest income, increased FDIC insurance premiums and increased provisions for loan losses partially offset by decreases in write-downs on other real estate owned and salary expenses.

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

Bancorp’s net interest income decreased $421,000 in 2011 to $21.6 million from $22.0 million in 2010 and from $21.5 million in 2009. The net interest margin is net interest income expressed as a percent of average interest-earning assets. The net interest margin decreased to 3.19 percent in 2011 from 3.43 percent in 2010 and 3.85 percent in 2009.  The decreases in 2011, 2010 and 2009 were primarily a result of the negative impact of the change in the interest-earning asset composition with lower yield federal funds sold and investment securities comprising a higher percentage of total interest-earning assets.

Interest-earning assets: The largest component of interest income is interest earned on loans.  Total loan interest income decreased by $2.6 million in 2011 to $20.0 million compared to $22.6 million in 2010 and $23.2 million in 2009. For 2011, the decrease was primarily the result of the decrease in average loan balances during 2011 plus the decrease in yield to 5.73 percent for 2011 from 5.96 percent in 2010. For 2010, the decrease was primarily the result of the both the decrease in yield from 6.06 percent in 2009 to 5.96 percent for 2010 and the decrease in average loan balances during 2010.

Interest earned on investments and federal funds sold was $6.0 million for 2011 and $5.4 million for 2010 and 2009, respectively. The increase in 2011 resulted from the increased average investment balances, which was partially offset by decreases in yield.  As investments matured or were called, the funds were invested at current market rates. For 2010 compared to 2009, interest earned was impacted equally by increased investment securities and federal funds sold balances and decreased yields.

Interest- bearing liabilities: Interest expense decreased $1.6 million to $4.4 million for the year ended December 31, 2011 from $6.0 million for the year ended December 31, 2010. The reductions in both 2011 and 2010 resulted primarily from the decrease in the cost of funds for time deposits, at 55 basis points and 93 basis points, respectively.  The majority of Bancorp’s deposits are short term and re-price within a twelve month period.

The following table presents information regarding average balances of assets and liabilities as well as the total amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resulting yield and cost ratios, interest rate spread and net interest margin. Tax exempt securities, included in investment securities below are stated at their contractual interest rate. Loan fees of $561,000 in 2011, $717,000 in 2010, and $814,000 in 2009 are included in interest earned on loans.  Non-accruing loans have been included in the computation of average loans.  (dollars in thousands)

Condensed Average Balance Sheets

	2011			2010			2009
	Average		Yield	Average		Yield	Average		Yield
December 31,	Balance	Interest	/Cost	Balance	Interest	/Cost	Balance	Interest	/Cost
Assets
Federal funds sold	$59,918	$152	0.25%	$86,214	$219	0.25%	$30,817	$78	0.25%
Taxable investment securities	221,951	4,836	2.18	128,865	4,115	3.19	93,733	4,192	4.47
Tax exempt securities	46,958	998	2.13	49,127	1,096	2.23	48,987	1,133	2.31
Loans	349,667	20,027	5.73	378,650	22,584	5.96	383,411	23,243	6.06
Total interest-earning assets	678,494	26,013	3.83%	642,856	28,014	4.36%	556,948	28,646	5.14%
Non-interest earning assets	32,499			35,505			32,516
Total assets	$710,993			$678,361			$589,464

Liabilities and Stockholders’ Equity
Interest-bearing demand	$113,665	$478	0.42%	$105,421	$426	0.40%	$89,375	$316	0.35%
Savings and money market	206,790	1,080	0.52	179,117	1,340	0.75	162,238	1,568	0.97
Certificates of deposit	206,297	2,571	1.25	215,150	3,874	1.80	182,801	4,993	2.73
Total interest-bearing deposits	526,752	4,129	0.78	499,688	5,640	1.13	434,414	6,877	1.58
Other borrowings	34,338	269	0.78	38,516	338	0.88	18,065	303	1.68
Total interest-bearing deposits & liabilities	561,090	4,398	0.78%	538,204	5,978	1.11%	452,479	7,180	1.6%
Non interest-bearing demand deposits	80,118			72,545			71,505
Other non-interest-bearing liabilities	1,230			1,816			2,112
Total liabilities	642,438			612,565			526,096
Stockholders’ equity	68,555			65,796			63,368
Total liabilities and stockholders’ equity	$710,993			$678,361			$589,464
Net interest income		$21,615			$22,036			$21,466
Interest rate spread			3.05%			3.25%			3.56%
Net interest margin			3.19%			3.43%			3.85%

The following table sets forth information about changes in net interest income, which are attributable to changes in interest rates and changes in volume for the periods indicated.  Changes attributable to the combined effect of volume and interest rates have been allocated proportionately.  (dollars in thousands)

Analysis of Changes in Interest Income and Expense Due to Changes in Volume and Rate

	2011 vs. 2010			2010 vs. 2009
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets
Federal funds sold	$(67)	$—	$(67)	$141	$—	$141
Investment securities	2,270	(1,647)	623	1,319	(1,433)	(114)
Loans	(1,683)	(874)	(2,557)	(287)	(372)	(659)
Total net change in income on interest-earning assets	520	(2,521)	(2,001)	1,173	(1,805)	(632)
Interest-Bearing Liabilities
Deposits	104	(1,615)	(1,511)	920	(2,157)	(1,237)
Other borrowings	(35)	(34)	(69)	228	(193)	35
Total net change in expense on interest-bearing liabilities	69	(1,649)	(1,580)	1,148	(2,350)	(1,202)
Net change in net interest income	$451	$(872)	$(421)	$25	$545	$570

PROVISION FOR LOAN LOSSES                 The provision for loan losses was $1.2 million in 2011 compared to $1.7 million in 2010 and $3.6 million in 2009. The decrease in provision during 2011 resulted from decreased levels of adversely classified loans and the decline in loan balances. The decrease during 2010 resulted from decreased net charge-offs and the decline in loan balances.

For the years ended December 31, 2011, 2010 and 2009, net charge-offs were $3.1 million, $1.5 million and $2.2 million, respectively. In 2011, 2010 and 2009 gross charge-offs included charge-offs of $2.5 million on four credit relationships, $837,000 on three credit relationships, and $1.6 million on three credit relationships, respectively.

The provision for loan losses is highly dependent upon Bancorp’s ability to manage asset quality and control the level of net-charge-offs through prudent underwriting standards. In the future, continued growth of the loan portfolio may, or further declines in economic conditions, could increase future provisions for loan losses and impact Bancorp’s net income. Additional discussion on loan quality and the allowance for loan losses is provided under Allowance for Loan Losses and Asset Quality.

NON-INTEREST INCOME              Non-interest income, which consists primarily of fees and service charges on deposits and other income, was $4.4 million in 2011, $4.1 million for 2010 and $4.0 million for 2009. The increase in 2011 was primarily attributable to higher service charges on deposit related activities.

NON-INTEREST EXPENSE           Non-interest expenses increased to $18.2 million in 2011 compared to $17.8 million and $18.5 million in 2010 and 2009.  The increase in 2011 from 2010 resulted from increased loan collection expenses and carrying costs for other real estate owned and increased provisions for other real estate owned which were partially offset by decreases in occupancy and equipment, compensation and employee benefits, and FDIC insurance premiums.  The decrease from 2010 to 2009 was primarily the result of the decrease in provisions for other real estate losses and the decrease in FDIC insurance premiums which were partially offset by an increase in compensation and employee benefit expenses.

Provisions for other real estate were $816,000 for 2011 compared to $473,000 and $1.2 million for 2010 and 2009, respectively.  These provisions were a result of decreases in fair market values of these real estate properties. Generally, valuation of the other real estate owned property occurs when it is foreclosed upon and annually thereafter. FDIC insurance premiums decreased $222,000 in 2011 to $725,000, primarily as a result of changes in the assessment calculation. For 2010, FDIC insurance premium assessments were $947,000 and were $1.2 million in 2009 including a $260,000 special assessment. Compensation and employee benefit expenses decreased 2.1% to $9.2 million in 2011 compared to $9.4 million and $9.2 million in 2010 and 2009.  Occupancy and equipment expenses decreased to $1.5 million in 2011 compared to $1.7 million in 2010 and 2009.

The efficiency ratio is computed by dividing total operating expenses by non-interest income and net interest income before any provision for loan losses.  An increase in the efficiency ratio indicates that more resources are being utilized to generate the same or greater volume of income. Bancorp’s efficiency ratio was 69.7 percent, 68.1 percent and 72.7 percent for 2011, 2010 and 2009, respectively.

INCOME TAX EXPENSE                Income tax expense was $1.2 million in 2011, $1.2 million in 2010 and $45,000 in 2009. The effective tax rate in 2011 was 17.4% compared to 17.7% in 2010 and 1.3% in 2009.  The effective tax rate for 2009 was significantly lower than 2010 and 2011 due to lower taxable income.

The effective tax rate is lower than the statutory rate due to tax credits from tax-exempt bonds and due to nontaxable income generated from tax-exempt municipal bonds and warrants. As of December 31, 2011, Bancorp had $1.0 million in tax-exempt income from $27.1 million of tax-exempt bonds and warrants compared to $1.1 million in tax-exempt income from $26.4 million and $29.3 million of tax-exempt bonds and warrants during 2010 and 2009, respectively. In addition, Bancorp had $18.6 million in Qualified Zone Academy Bonds for 2011 and $20.7 million in 2010. In lieu of receiving periodic interest payments on Qualified Zone Academy Bonds, Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits are available one year after the bond is issued and each successive one year period thereafter until maturity.  The tax credits earned were $1.2 million for each of the last three years ended 2011, 2010 and 2009, respectively. Further information regarding Bancorp’s income tax polices is presented in Note 8 Income Taxes in the accompanying notes to consolidated financial statements found elsewhere is this report.

REVIEW OF FINANCIAL CONDITION

Total assets increased to $723.4 million at December 31, 2011 compared to $692.9 million at December 31, 2010.  This increase was primarily due to a $29.4 million increase in deposits.  Net loans decreased $9.7 million or 2.7 percent to $348.6 million and investment securities and federal funds sold increased $42.2 million to $341.9 million.

INVESTMENT SECURITIES AND FEDERAL FUNDS SOLD              Total investment securities, including federal funds sold increased $42.2 million to $341.9 million at December 31, 2011 from $299.8 million at December 31, 2010. Federal funds sold decreased $38.5 million during 2011. The increase in investment securities resulted primarily from the growth in deposits and reduction in loans.

Securities classified as available for sale are reported at estimated fair value, with unrealized gains and losses (net of income taxes) reported as accumulated other comprehensive income, a separate component of stockholders’ equity.  At December 31, 2011, the available-for-sale investment portfolio was comprised of 46.9 percent Government Sponsored Agency and Government Agency residential mortgage-backed pass-through securities and collateralized mortgage obligations, 4.3 percent of state and municipals and 48.8 percent of Government Sponsored Agencies and Government Agencies securities.  The held-to-maturity portfolio was concentrated in municipal securities and Qualified Zone Academy Bonds. Security purchases totaled $157.1 million in 2011, while maturities, sales, security calls and principal pay downs totaled $78.9 million.  At December 31, 2011, Bancorp had no investment securities, other than U.S. government Treasuries or U.S. government agencies, with aggregate carrying values exceeding 10% of stockholders’ equity.

Included in tax exempt securities were $18.6 million and $20.7 million in Qualified Zone Academy Bonds for 2011 and 2010, respectively. In lieu of receiving periodic interest payments, Bancorp receives an annual income tax credit until maturity of the bond.  The tax credits are available one year after the bond is issued and each successive one year period thereafter until maturity.

The following table presents the carrying value of the portfolio of investment securities as of the dates indicated. (dollars in thousands)

Investment Securities Composition

December 31,	2011	2010
Held-To-Maturity
State and political subdivisions	$34,662	$38,367
Total	$34,662	$38,367
Available-For-Sale
U.S. government agencies	$129,639	$85,775
Residential mortgage-backed securities and collateralized mortgage obligations	124,419	86,431
State and political subdivisions	11,330	8,765
Total	$265,388	$180,971

The following table presents the contractual maturities and tax equivalent weighted average yields as of December 31, 2011. Yields on non-taxable investments are presented on a taxable-equivalent basis using the federal statutory rate of 34%.  However, primarily as a result of investment tax credits, the Bank’s effective tax rate can differ from statutory rates.  (dollars in thousands)

Investment Securities Maturity Table

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Held-To-Maturity
State and political subdivisions	$6,101	3.77%	$9,977	6.22%	$13,607	5.79%	$4,977	6.99%
Total	$6,101	3.77%	$9,977	6.22%	$13,607	5.79%	$4,977	6.99%
Available-For-Sale
U.S. government agencies	$26,181	1.15%	$84,984	1.19%	$9,154	1.33%	$9,320	2.27%
Residential mortgage- backed securities and collateralized mortgage obligations	—	—	—	—	40,458	3.98%	83,961	2.62%
State and political subdivisions	1,262	5.42%	5,438	4.06%	2,426	4.97%	2,204	4.86%
Total	$27,443	1.34%	$90,422	1.36%	$52,038	3.54%	$95,485	2.64%

LOANS    Net loans decreased 2.7 percent in 2011, from $358.2 million at December 31, 2010 to $348.6 million at December 31, 2011. Net loans represented 48.2 percent of total assets at December 31, 2011.  Bancorp continues to originate and fund loans to credit-worthy customers within our markets.  However, decreased loan balances reflect the current market conditions and the lower demand and lower availability of quality loans.  Bancorp’s primary lending activities includes real estate loans, commercial loans which include agriculture production loans and consumer purpose loans.

Commercial Loans:  These loans were 18% of our portfolio as of December 31, 2011 compared to 19% at December 31, 2010.  Commercial loans, secured and unsecured, are made primarily for commercial and industrial purposes to small and medium-sized businesses including farms.  These loans are available for general operating purposes, acquisition of fixed assets, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes.  Bancorp originates Small Business Administration (SBA) loans, including 504 and 7A loans.

Commercial Real Estate: Commercial real estate loans were 28% of our portfolio as of December 31, 2011 and December 31, 2010. Commercial real estate loans consist of real estate secured loans advanced for non-owner occupied commercial real estate which includes, but is not limited to, office buildings, retail centers, multifamily and warehouses. These loans are typically term loans and are made to purchase or refinance non-owner occupied commercial real estate.  Commercial real estate loans also include real estate secured raw land loans and land development loans which are made to acquire land or finance development preparatory to erecting residential or commercial structures.

Other Real Estate Loans: Other real estate loans composed 41% of our portfolio as of December 31, 2011 compared to 40% at December 31, 2010. Other real estate loans are typically made for, the purchase of or refinance of, residential real estate, real estate used for agricultural purposes including timberland, and owner-occupied real estate utilized by small to medium sized businesses and individuals for their business operations. They are typically term loans secured by the property being purchased or refinanced.

Real Estate Construction:  These loans composed 2% of our portfolio as of December 31, 2011 compared to 1% at December 31, 2010. Real Estate construction loans are short term loans made for the construction period required for both commercial construction projects and residential construction projects. These loans are generally secured by the real estate project being constructed. Commercial construction loans are available for owner-occupied real estate utilized by small to medium sized businesses and individuals for their business operations and for non-owner occupied real estate.

Consumer Loans: Consumer loans composed 11% of our portfolio as of December 31, 2011 compared to 12% at December 31, 2010. Bancorp makes secured and unsecured consumer loans including loans to individuals, primarily customers of Bancorp, for various purposes, including home equity loans, purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvement loans and loans for education and personal investments.

Concentrations: While Bancorp has a diversification of loan types and type of security, Bancorp does have a concentration of loans in commercial and residential real estate and as such we are not immune to either the current economic conditions or how these economic conditions may affect a borrower’s ability to meet the stated repayment terms.  Loans secured by real estate compose 77% of the total loan portfolio and 38% of total assets as of December 31, 2011.  Further declines in the performance of the economy, in general, or further declines in real estate values in our market areas, in particular, could have an adverse impact on collectability, increase the level of real estate non-performing loans or have other adverse effects which alone or in aggregate could have a material adverse effect on our business, financial condition, results of operation and cash flows.

In addition, Bancorp has a high concentration of loans to a relatively small group of large borrowers, which could adversely affect Bancorp’s earnings if some of those customers cease doing business with us or if certain larger loans incur problems. Approximately 50% of our loan portfolio as of December 31, 2011 was comprised of loans to a group of approximately 46 customers.  Also, most of Bancorp’s business activity is with customers located within Skagit, Snohomish and Whatcom Counties. While Bancorp has these concentrations, Bancorp believes that its lending policies and concentration policies are sufficient to minimize risks.

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

During 2006, the FDIC issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices”.  The guidance set forth two thresholds to identify institutions with Commercial Real Estate (CRE) loan concentrations. Financial institutions are deemed to have a CRE concentration if loans for construction, land development, and other land represent 100 percent or more of total capital or if loans for construction, land development and other land, and loans secured by multifamily and nonfarm nonresidential property(excluding loans secured by owner-occupied properties) represent 300 percent or more of total capital. Total reported loans for construction, land development, and raw land were 60% and 59% of total risk based capital for both December 31, 2011 and 2010, respectively.

The following table presents the composition of as of the dates indicated. (dollars in thousands)

Loan Composition

(dollars in thousands)	2011	%	2010	%	2009	%	2008	%	2007	%
Commercial	$65,408	18%	$69,177	19%	$76,858	19%	$78,207	20%	$74,317	21%
Commercial real estate
Raw land and land development	36,332	10%	37,233	10%	37,607	10%	41,957	10%	40,087	11%
Other commercial real estate	62,363	18%	65,516	18%	64,768	16%	74,817	19%	73,532	21%
Other real estate
Residential	34,066	10%	34,681	9%	36,778	9%	35,114	9%	26,706	7%
Farmland and owner occupied nonfarm nonresidential	111,484	31%	115,291	31%	122,746	31%	119,153	30%	101,019	28%
Real estate construction
Commercial	1,456	1%	826	0%	3,646	1%	2,692	1%	10,743	3%
Residential	5,242	1%	3,210	1%	10,990	3%	17,236	4%	8,607	2%
Consumer
Home equity	22,070	6%	23,522	6%	23,247	6%	16,750	4%	9,402	3%
Credit cards and other consumer	15,803	5%	16,622	6%	17,905	5%	14,545	3%	12,186	4%
Total loans	$354,224		$366,078		$394,545		$400,471		$356,599
Less:
Allowance for loan losses	5,183		7,079		6,883		5,450		4,535
Deferred loan fees	455		759		1,013		1,246		1,401
Net loans	$348,586		$358,240		$386,649		$393,775		$350,663

The following table presents the contractual maturity of loans as of December 31, 2011.  Loan balances do not include deferred loan fees or the allowance for loan losses. The table does not reflect any estimate of prepayments, which may significantly shorten the average life of all loans and may cause Bancorp’s actual repayment experience to differ significantly from that indicated below.  (dollars in thousands)

Loan Maturity Table

(dollars in thousands)	Within one year	One to five years	After five years	Total
Commercial	$42,671	$19,809	$2,928	$65,408
Commercial Real Estate	37,243	44,917	16,535	98,695
Other Real Estate	39,862	64,483	41,205	145,550
Real Estate Construction	6,698	—	—	6,698
Consumer	7,613	10,381	19,879	37,873
Total	$134,087	$139,590	$80,547	$354,224

The following table presents all loans due one year or more after December 31, 2011 that have fixed or floating interest rates. (dollars in thousands)

	Floating Rate	Fixed Rate
Loans maturing in more than one year	$68,768	$151,370

ALLOWANCE FOR LOAN LOSSES             The allowance for loan losses was $5.2 million or 1.49 percent of net loans as of December 31, 2011 compared to $7.1 million or 1.98 percent of net loans as of December 31, 2010.  The decreased balance of the allowance and ratio of allowance to net loans, from December 31, 2010 to December 31, 2011, are primarily attributable to, a $11.9 million decrease in gross loan balances and increased charge-offs including one large charge-offs of $1.1 million during 2011, for which there was a specific reserve of $540,000 as of December 31, 2010, and the reduction in adversely classified loans.

Additions to the allowance, in the form of provision, are reflected in current operating results, while charge-offs to the allowance are made when a loss is determined to have occurred. The provision for loan losses was $1.2 million in 2011 compared to $1.7 million for loan losses in 2010 and $3.6 million in 2009. For the years ended December 31, 2011, 2010 and 2009, net charge-offs were $3.1 million, $1.5 million and $2.2 million. In 2011, 2010 and 2009 gross charge-offs included charge-offs of $2.5 million on four credit relationships, $837,000 on three credit relationships, and $1.6 million on three credit relationships, respectively.  Net charge-offs have an impact on the historical loss factors used in Bancorp’s allowance for loan losses computation.

Bancorp has a high concentration of loans to a relatively small group of large borrowers which can impact the level of non-performing loans when one of these loans is classified as non-performing.  In some cases, non-performing loans may be well collateralized with no loss of principal balance envisioned.  As a result, increases to non-performing loans balances do not necessarily result in an increase to the allowance for loan losses under Bancorp’s methodology for estimating the allowance for loan losses. Also, prior to loans being classified as non-performing these loans are typically already risk rated as substandard or special mention and receive a general allowance allocation based on historical loan loss experience for that particular loan types and risk ratings. Substandard and special mention loans moved to non-performing status can result in a net decrease to the allowance for loan losses if the particular loan is well secured and no loss of principal is envisioned under Bancorp’s methodology for estimating the allowance for loan losses.

The allowance for loan losses (“ALLL”) represents management’s best estimate of losses inherent in the portfolio, and consists of specific, general and unallocated components. The allowance consists of specific, general and unallocated components; (i) a specific valuation allowance based on a review of substandard or non-accrual loans for specific weaknesses and evaluation of those loans for impairment and loss exposure; (ii) a general allowance which is based on historical loan loss experience for different loan types and different risk gradings with adjustments for current events and conditions.  Bancorp’s process is designed to account for credit deterioration as it occurs.  The adjustments are a result of management’s judgment about risks inherent in the portfolio and include such factors as loan quality trends, levels of and trends of non-accrual loans, past due loans, potential problem loans, criticized loan balances, net charge-offs and current economic and business conditions, among other factors and (iii) unallocated general allowances determined based on general economic conditions and other qualitative risk factors.  The unallocated allowance provides for other credit losses inherent in the loan portfolio that may not have been contemplated in the general and specific components of the allowance. The unallocated amount is reviewed periodically based on trends in credit losses, the results of credit reviews and overall economic trends. Further information regarding Bancorp’s policies and methodology used to estimate the allowance for possible loan losses is presented in Note 4 — Allowance for Loan Losses in the accompanying notes to the consolidated financial statements found elsewhere in this report.

At December 31, 2011, $155,000 or 2.99% of the $5.2 million allowance for loan losses related to loans for which there was a specific reserve. This compares to a specific reserve of $906,000, or 12.8%, of the total allowance for loan losses at December 31, 2010. The decrease in specific reserve is primarily the result of charge-offs during 2011 on two loans, for which there was a specific reserve of $890,000 as of December 31, 2010. Total impaired loans increased from $17.9 million at December 31, 2010 to $18.6 million at December 31, 2011. At December 31, 2011, the general allocated reserve was $4.5 million compared to $5.5 million at December 31, 2010. This decrease was primarily a result of decreased balances of non-impaired adversely classified loans. The decrease in the unallocated portion of the allowance for possible loan losses during 2011 is reflective of current economic conditions. While we strive to carefully monitor credit quality and to identify loans that may become nonperforming, at any time there are loans in the portfolio that could result in losses, but that have not been identified as nonperforming or potential problem loans.

At December 31, 2010, $906,000 or 12.8% of the $7.1 million allowance for loan losses related to loans for which there was a specific reserve. This compares to a specific reserve of $1.2 million, or 17.1%, of the total allowance for loan losses at December 31, 2009. Total impaired loans decreased from $24.4 million at December 31, 2009 to

$17.9 million at December 31, 2010.  The decrease in specific reserve is a result of $203,000 decreased reserve on real estate construction loans and $586,000 decreased reserve on commercial real estate loans partially offset by increased reserves of $518,000 on commercial loans. At December 31, 2010, the general allocated reserve was $5.5 million compared to $5.0 million at December 31, 2009. This increase was primarily a result of historical loss allocation factors applied to non-impaired loans and increases in the general reserve for commercial real estate loans of $863,000 and for other real estate loans of $256,000 resulting from increased balances of adversely classified loans in non-impaired loans in those categories. Conversely as loan balances moved from impaired to non-impaired in these categories, the specific reserve in those categories decreased. These increases were partially offset by decreases resulting from decreased loan balances and a $481,000 decreased reserve relating to commercial loans. The decrease in the unallocated portion of the allowance for possible loan losses during 2010 was reflective of economic conditions during 2010.

The following table presents the activity in the allowance for loan losses for the dates indicated.  (dollars in thousands)

Allowance for Loan Loss Activity

Year ended December 31,	2011	2010	2009	2008	2007
Allowance as of beginning of year	$7,079	$6,883	$5,450	$4,535	$5,176
Provision (benefit) for loan losses	1,229	1,700	3,595	2,080	(150)
Charge-offs:
Commercial	1,430	635	317	457	236
Commercial real estate	1,132	55	1,367	831	830
Other real estate	417	340	155	4	101
Real estate contruction	15	239	284	—	—
Consumer	383	385	474	320	169
Total charge-offs	3,377	1,654	2,597	1,612	1,336
Recoveries:
Commercial	33	55	90	103	126
Commercial real estate	6	—	—	—	—
Other real estate	109	7	207	235	643
Real estate contruction	—	—	—	—	—
Consumer	104	88	138	109	76
Total recoveries	252	150	435	447	845
Net charge-offs	3,125	1,504	2,162	1,165	491
Balance at end of year	$5,183	$7,079	$6,883	$5,450	$4,535
Ratio of net charge-offs to average loans during the year	0.89%	0.40%	0.56%	0.31%	0.15%
Ratio of allowance to net loans as of the end of the year	1.49%	1.98%	1.78%	1.38%	1.29%
Allowance for loan losses to non-performing loans as of end of the year	31.45%	55.33%	64.08%	99.89%	58.97%

The following table presents Bancorp’s allocation of the allowance for loan losses by loan segments as of the dates indicated. (dollars in thousands)

Allocation of the Allowance for Loan Losses

Year ended December 31,	2011	2010	2009	2008	2007
Commercial	$1,204	$1,494	$1,457	$1,683	$778
Commercial real estate	1,586	2,564	2,287	1,218	1,861
Other real estate	1,115	1,400	1,156	951	*
Real estate construction	97	67	328	291	*
Consumer	670	855	924	590	588
Unallocated	511	699	731	717	1,308
Total	$5,183	$7,079	$6,883	$5,450	$4,535

*Included in commercial real estate segment.

Further information regarding Bancorp’s policies and methodology used to estimate the allowance for possible loan losses is presented in Note 4 — Allowance for Loan Losses in the accompanying notes to the consolidated financial statements found elsewhere in this report.

ASSET QUALITY     Non-performing assets consist of nonaccrual loans, accruing loans past due 90 days or more, and other real estate owned. At December 31, 2011, non-performing assets increased to $20.9 million or 2.89 percent of total assets compared to $18.6 million or 2.69 percent as of December 31, 2010. The increase was mainly the result of one loan relationship, with an aggregate balance of $5.0 million, moving into non-accrual status during 2011.

Non-accrual loans - It is Bancorp’s policy to discontinue the accrual of interest on all loans that are 90 days or more past due or when there are otherwise serious doubts about the collectability of principal or interest within the existing terms of the loan and place them on non-accrual.  When a loan is placed on non-accrual status, any accrued but unpaid interest on that date is removed from interest income. Non-accruing loans were $16.5 million as of December 31, 2011 compared to $12.8 million as of December 31, 2010 with $2.4 million of the December 2010 balance transferring into other real estate owned during 2011.

Troubled Debt Restructurings — Loans are reported as troubled debt restructures when Bancorp grants a concession(s) to a borrower experiencing financial difficulties that it would not otherwise consider.  Examples of concessions include the forgiveness of principal or accrued interest, extending the maturity date(s) or providing a lower interest rate than would be available to that borrower for a loan of similar risk.  Restructured loans included in impaired loans were $8.8 million as of December 31, 2011, of which, $6.7 million was included in non-accrual loans.  Restructured loans included in impaired loans were $5.4 million as of December 31, 2010, of which, $5.4 million was included in non-accrual loans.

Other real estate owned — During 2011, Bancorp foreclosed on seven non-accrual credit relationships of $2.4 million, which was transferred into other real estate owned and a portion of a property was transferred out of other real estate owned into bank facilities.  As a result, at December 31, 2011, Bancorp held ten properties which represent four separate land development projects consisting of finished lots with a carrying balance of $2.4 million, four separate residential real estate properties with a carrying balance of  $883,000 and two commercial real estate properties with a carrying balance of $1.1 million, compared to six properties owned with a carrying balance of $5.8 million at December 31, 2010.

Generally, valuation of the property occurs when it is foreclosed upon and annually thereafter.  Based on current appraisals received during 2011 and 2010 and the decrease in fair market values of these real estate properties, Bancorp recorded a write-down on other real estate owned of $816,000 during 2011 and $473,000 during 2010. It is Bancorp’s plan to continue its collection efforts and liquidation of collateral, as necessary, to recover as large a portion of other real estate owned as possible.

The following table presents non-performing asset information for the dates indicated.  (dollars in thousands)

Non-Performing Assets

December 31,	2011	2010	2009	2008	2007
Non-accrual loans

Commercial	$267	$3,699	$998	$316	$572
Commercial real estate	7,189	5,703	4,753	4,686	6,617
Other real estate	8,249	2,256	3,437	229	186
Real estate construction	658	968	1,395	—	—
Consumer	118	168	159	225	315
Total	16,481	12,794	10,742	5,456	7,690
Loans past due 90 days or more still accruing	—	—	—	—	—
Total non-performing loans	16,481	12,794	10,742	5,456	7,690
Other real estate owned	4,397	5,813	6,284	5,667	—
Total non-performing assets	$20,878	$18,607	$17,026	$11,123	$7,690
Total non-performing loans to net loans	4.73%	3.57%	2.78%	1.39%	2.19%
Total non-performing loans to total assets	2.28%	1.85%	1.66%	0.96%	1.30%
Total non-performing assets to total assets	2.89%	2.69%	2.63%	1.96%	1.30%

Impaired loans - At December 31, 2011, impaired loans increased to $18.6 million compared to $17.9 million at December 31, 2010.  Four credit relationships totaling $12.0 million, accounted for 65.0 percent of impaired loans as of December 31, 2011.

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

Other potential problem loans —  Potential problem loans consist of loans that are currently performing, are not on nonaccrual status, restructured or impaired, but for which management have identified as having a well defined weakness or weaknesses and which there are sufficient doubts as to the borrower’s future ability to comply with repayment terms.  These loans are identified through our internal risk grading processes and management monitors these loans closely and reviews their performance on a regular basis.  As of December 31, 2011 and 2010, Bancorp had classified $11.0 million and $18.6 million, respectively, as potential problem loans.

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

Total deposits increased $29.4 million to $620.3 million at December 31, 2011 compared to $590.9 million at December 31, 2010. Within the total, the majority of the increase came from core deposits which increased $45.8 million compared to a decrease of $16.3 million in time deposits including brokered time deposits.  In December 2008, Bancorp initiated service through the Certificate of Deposit Account Registry Service (CDARS).  Bancorp uses CDARS to offer existing customers the ability to obtain additional FDIC insurance coverage. Although all CDARS deposits represent direct customer relationships with Bancorp, for regulatory purposes they are required to be classified as brokered deposits.

As of December 31, 2011 core deposits as a percentage of total deposits increased to 67.9% compared to 63.6% at December 31, 2010.  Core deposits consist of non- interest and interest bearing demand accounts, money market accounts, and saving accounts.

The following table presents the balance and percent of total deposits in the various categories of deposits as of the dates indicated.  (dollars in thousands)

Deposit Composition

	2011		2010		2009
December 31,	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-interest bearing demand	$91,303	14.7%	$79,099	13.4%	$73,839	13.5%
Interest bearing demand	119,229	19.2%	109,085	18.5%	101,504	18.6%
Money market	93,767	15.1%	87,289	14.8%	77,288	14.2%
Savings	116,993	18.9%	100,068	16.9%	86,370	15.8%
Time	183,347	29.6%	195,800	33.1%	182,441	33.4%
Brokered time deposits	15,653	2.5%	19,540	3.3%	23,994	4.5%
Total deposits	$620,292		$590,881		$545,436

The following table presents time deposits with balances equal to or greater than $100,000 classified by remaining maturity.  (dollars in thousands)

Time Deposit Maturity Table

As of December 31,	2011	2010	2009
3 months or less	$35,658	$41,912	$37,128
Over 3 months through 6 months	18,931	20,167	17,876
Over 6 months through 12 months	36,052	33,189	34,863
Over 12 months	16,575	21,440	25,071
	$107,216	$116,708	$114,938

At December 31, 2011 and 2010, public fund time deposits totaled $6.9 million and $8.7 million, respectively.

OTHER BORROWINGS     Borrowings consist of federal funds purchased, discount window borrowings from the Federal Reserve Bank of San Francisco and securities sold under agreements to repurchase.  At December 31, 2011 and 2010, securities sold under agreements to repurchase were $31.3 million and $34.1 million, respectively. These borrowings decrease or increase primarily based on the availability of funds and the current competitive interest rate offered.  These borrowings are collateralized by securities with an estimated fair value exceeding the face value of the borrowings. Periodically, Bancorp uses federal funds purchased and Federal Reserve borrowings as a funding source. Bancorp had no Federal Reserve borrowings at December 31, 2011 and December 31, 2010.

The following table represents the detail of other borrowings: (dollars in thousands)

As of and for the year ended December 31,	2011	2010	2009
Balance at year-end	$31,334	$34,118	$38,128
Average balance during the year	34,338	38,516	18,065
Maximum month-end balance during the year	38,516	45,731	38,128
Weighted average rate during the year	0.78%	0.88%	1.68%
Weighted average rate at year-end	0.68%	0.85%	0.94%

CAPITAL RESOURCES     Stockholders’ equity increased to $70.4 million at December 31, 2011 from $66.0 million at December 31, 2010.  Book value per share at December 31, 2011 was $121.10 compared to a book value of $112.32 at December 31, 2010.  Dividends increased to $4.25 per share or $2.5 million in aggregate in 2011 compared to $4.00 per share or $2.4 million in aggregate in 2010.

Bancorp has only one class of stock, which is common stock and at December 31, 2011, there were 777 shareholders of record.  Bancorp’s stock is not actively traded or quoted and no broker currently makes a market in the stock. However, sales and transfers of the stock do occur.  Skagit State Bank acts as transfer agent for Bancorp stock.  To facilitate trading, the Bank maintains a list of persons interested (known to the Bank) in either purchasing or selling Bancorp stock.  Purchasers and sellers then negotiate their own transactions with the Bank acting as transfer agent for those transactions.

From time to time, Bancorp repurchases shares of its common stock. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors including market and economic conditions, the number of shares available, Bancorp’s liquidity and capital needs and regulatory requirements. During 2011, Bancorp repurchased 6,293 shares of stock for $931,000 at a price of $145-$150 per share.  Bancorp did not repurchase any shares in 2010 or 2009.

Skagit State Bancorp and Skagit State Bank are both subject to various regulatory capital requirements administered by the Federal Reserve and the FDIC under which risk percentages are assigned to various categories of asset and off-balance sheet items to calculate a risk-adjusted capital ratio.  The federal regulations set forth the qualifications necessary for bank holding companies and banks to be classified as “well capitalized”. Failure to be well —capitalized can impact a bank’s insurance premium rates, can negatively impact a bank’s ability to expand and engage in certain activities. At December 31, 2011, Skagit State Bancorp and the Bank both exceeded regulatory capital requirements and were “well-capitalized” pursuant to such regulations. The Bank’s leverage ratio and total risk-based capital ratio was 9.20% and 16.34%.  Bancorp’s leverage ratio and total risk-based capital ratio was 9.25% and 16.41%.

OFF-BALANCE SHEET COMMITMENTS        Bancorp is a party to many contractual financial obligations, including the repayment of borrowings, and the commitment to originate loans, provide funds under existing lines of credit, standby letters of credit and municipal warrants. Lines of credit, standby letters of credit and commitments to fund municipal warrants are financial instruments with off-balance-sheet risk done in the normal course of business to meet the financing needs of Bancorp’s customers. These commitment amounts may not necessarily represent future cash-flow requirements. Commitments to extend credit are subject to Bancorp’s normal credit policies and are essentially the same as extending loans to customers. Further information see Note 10 Commitments in the accompanying notes to consolidated financial statements found elsewhere is this report.

The following table represents the off-balance sheet commitments as of December 31, 2011: (dollars in thousands)

	Total	Less Than One Year	One Year Through Three Years	Three Years Through Five Years	Thereafter
Unfunded commitments to extend credit	$62,123	$30,299	$9,054	$7,577	$15,193
Credit card arrangements	11,412	11,412	—	—	—
Commitments to fund municipal warrants	3,133	2,151	959	—	23
Standby letters of credit	2,079	1,317	473	253	36

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

Regulatory Liquidity Ratio: At December 31, 2011 the Bank’s regulatory liquidity ratio (net cash, and short-term marketable assets, as a percentage of net deposits and short-term liability) was 9.9%.  Management believes that Bancorp’s liquidity position at December 31, 2011 was adequate to fund ongoing operations. Excess liquidity is generally invested in interest-bearing overnight deposits and other short-term government and agency obligations.

Loan to Deposit Ratio: Because Bancorp’s primary sources and uses of funds are deposits and loans, the relationship between net loans and total deposits provides one measure of Bancorp’s liquidity.  Bancorp’s loan to deposit ratio decreased to 56.2 percent at December 31, 2011 compared to 60.6 percent at December 31, 2010, as a result of the increase in deposits and the decrease in loans.

Deposits: Bancorp offers a full range of deposit services including checking accounts, savings accounts, money market accounts and various types of certificates of deposit.  Total deposits increased $29.4 million to $620.3 million at December 31, 2011 compared to $590.9 million at December 31, 2010. Within the total, the majority of the increase came from core deposits which increased $45.8 million compared to $16.3 million decrease in time deposits. Bancorp gathers deposits through its 12 branch network and its relationships with customers. A majority of Bancorp’s deposits mature in one year or less.

In December 2008, Bancorp initiated service through the Certificate of Deposit Account Registry Service (CDARS).  Bancorp uses CDARS to offer existing customers the ability to obtain additional FDIC insurance coverage. CDARS deposits were $15.7 million and $19.5 million at December 31, 2011 and 2010. Although, Bancorp currently uses CDARS for providing existing customers who desire additional FDIC insurance coverage, CDARS can also be used to generate additional deposits.

Repurchase Agreements: These are borrowings with existing customers of the bank and are collateralized by securities. These borrowings decrease or increase primarily based on the availability of funds and the current competitive interest rate offered.  At December 31, 2011, Bancorp had $31.3 million in these agreements.

Lines of Credit: As part of Bancorp’s liquidity management, Bancorp utilizes federal funds purchased to supplement the primary source of funds, which are deposits.  As a result, there could be fluctuations in these borrowing balances depending on short-term liquidity and longer-term financing needs of Bancorp.  As of December 31, 2011, Bancorp had approximately $27.0 million in approved unsecured credit lines from various financial institutions and had securities with a market value of $57.5 million pledged as collateral for borrowing at the Federal Reserve Discount Window and unpledged marketable securities with a market value of $148.5 million available for additional funding needs.  At December 31, 2011, Bancorp had no outstanding balances under these lines of credit.

Consolidated Cash-Flow: The analysis of liquidity also includes a review of the statement of cash flows.  The cash flows detail Bancorp’s operating, investing and financing activities during the year. Cash flows from operations contribute to liquidity as well as proceeds from the maturities of securities, loan repayments and increasing customer deposits. As indicated in the statement of cash flows, in the Consolidated Statement of Cash Flows, net cash flows from operating and financing activities contributed $8.8 million and $23.2 million to liquidity, respectively, during 2011. The net use of cash from investing activities of $31.4 million was primarily for the net purchase of $78.2 million in investment securities.

Capital Expenditures:  Capital expenditures, consisting primarily of various information technology expenditures and bank premises improvements are anticipated to be approximately $540,000 in 2012.

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

As shown in the following table, Bancorp has calculated its one-year cumulative gap to be a negative $245.4 million, or liability sensitive, at December 31, 2011.  It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest-bearing liabilities repricing to a greater extent than its interest-earning assets.  Conversely, during a period of falling interest rates, net earnings may increase.  That assumption, however, is based on the premise that assets and liabilities will generally move in the same direction at approximately the same rate.  Bancorp’s variable rate loans are tied to prime rate which is subject to the movement of the national federal funds rate. On the other hand, deposit rates are subject to Bancorp’s internal pricing strategy which is impacted to some degree by competition from other financial institutions and is dependent on Bancorp’s customers’ preferences.  As such, a majority of Bancorp’s variable rate loans may or may not immediately re-price with the change in the federal funds rates while the rate on Bancorp’s deposits may or may not immediately change or at the same level.

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

The following table sets forth the estimated contractual maturity or repricing and the resulting interest rate gap of interest-earning assets and interest-bearing liabilities at December 31, 2011.  The amounts shown could be significantly impacted by prepayments, withdrawal or transfer of deposits or competition. (dollars in thousands)

		After One
	Within	But Within	After Five
Estimated Maturity and Repricing at December 31, 2011	One Year	Five Years	Years	Total
Assets
Federal funds sold	$41,895	$—	$—	$41,895
Loans
Fixed rate	51,930	122,847	25,161	199,938
Variable rate	149,093	5,193	—	154,286
Investment securities	38,584	120,788	140,678	300,050
Total interest-bearing assets	$281,502	$248,828	$165,839	$696,169
Liabilities
Interest-bearing demand	119,229	—	—	119,229
Money market	93,767	—	—	93,767
Savings	116,993	—	—	116,993
Time deposits	165,610	32,683	707	199,000
Other borrowings	31,334	—	—	31,334
Total interest-bearing liabilities	$526,933	$32,683	$707	$560,323

Gap	(245,431)	216,145	165,132	135,846
Cumulative gap	(245,431)	(29,286)	135,846
Cumulative gap to total assets	-34%	-4%	19%

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

Impact of Inflation and Changing Prices: The impact of inflation on Bancorp’s operations is increased operating costs.  Unlike most industrial companies, virtually all the assets and liabilities of financial institutions are monetary in nature. As a result interest rates generally have a more significant impact on a financial institution’s performance than the effect of general levels of inflation.  Although interest rates do necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation have generally resulted in increased interest rates.

The table represents the principal cash flows by contractual maturity dates of Bancorp’s interest-earning asset and interest-bearing liabilities as of December 31, 2011.  (dollars in thousands)

Expected Maturity Dates of Interest-Sensitive Assets and Liabilities at December 31, 2011

								Estimated
						There-		Fair
	2012	2013	2014	2015	2016	after	Total	Value
Interest-earning assets:
Federal funds sold	$41,895	$—	$—	$—	$—	$—	$41,895	$41,895
Average interest rate	0.25%						0.25%
Loans
Fixed rate	48,569	42,373	26,382	19,556	18,702	44,357	199,939	191,279
Average interest rate	6.90%	6.80%	6.66%	6.52%	6.37%	6.30%	6.63%
Variable rate	85,518	12,670	913	8,560	10,434	36,190	154,285	145,688
Average interest rate	4.44%	3.56%	4.27%	4.30%	3.63%	3.97%	4.19%
Available-for-sale securities	27,443	28,944	45,338	6,432	9,708	147,523	265,388	265,388
Average interest rate (1)	1.34%	1.05%	1.56%	1.62%	1.21%	2.95%	2.24%
Held-to-maturity securities	6,101	4,735	3,117	131	1,994	18,584	34,662	36,238
Average interest rate (1)	3.77%	5.33%	7.20%	7.45%	6.70%	6.11%	5.73%
Interest-bearing liabilities
Non-interest demand	$91,303	$—	$—	$—	$—	$—	$91,303	$91,303
Interest-bearing demand	119,229	—	—	—	—	—	119,229	119,229
Average interest rate	0.31%						0.31%
Money market	93,767	—	—	—	—	—	93,767	93,767
Average interest rate	0.52%						0.52%
Savings	116,993	—	—	—	—	—	116,993	116,993
Average interest rate	0.29%						0.29%
Time deposits	165,610	26,004	6,399	231	49	707	199,000	199,956
Average interest rate	1.00%	1.07%	1.17%	1.95%	1.23%	3.01%	1.02%
Other borrowings	31,334	—	—	—	—	—	31,334	31,334
Average interest rate	0.68%						0.68%

(1) Tax equivalent rate using the federal statutory rate of 34%

S K A G I T  S T A T E  B A N C O R P, I N C.

CORPORATE DIRECTORY

Skagit State Bancorp, Inc. and Skagit State Bank Board of Directors	Skagit State Bank Officers

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

Laura Watson, Senior Vice President and Human Resources Manager

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

Lisa Hoover, Assistant Vice President

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

Year Ended 12/31/2011				Year Ended 12/31/2010
	Market Price		Cash Dividend		Market Price		Cash Dividend
	High	Low	Declared		High	Low	Declared
1st Qtr	$160.00	$150.00	$—	1st Qtr	$200.00	$150.00	$—
2nd Qtr	165.00	140.00	2.00	2nd Qtr	200.00	150.00	1.75
3rd Qtr	165.00	143.00	—	3rd Qtr	170.00	150.00	—
4th Qtr	155.00	145.00	2.25	4th Qtr	160.00	150.00	2.25

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

ANNUAL REPORT TO SHAREHOLDERS

Any shareholder may obtain without charge a copy of our Annual Report or Form 10-K filed with the SEC for the year ended December 31, 2011, including financial statements at the SEC website www.sec.gov or at Skagit State Bank’s website www.skagitbank.com   Additionally, Bancorp has adopted and posted on its website a code of ethics that applies to its principal executive officer and principal financial and accounting officer.  The website also includes Bancorp’s audit committee and nominating committee charters. Written requests for the Form 10-K and other aforementioned documents may be sent to Donna L. Weaver, Secretary to the Board, Skagit State Bancorp, Inc., 301 East Fairhaven Avenue, P. O. Box 285, Burlington, Washington 98233.